As filed with the Securities and Exchange Commission on August 12, 2011

Registration No. 333-175393

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 2

to

Form S-1

Registration Statement Under The Securities Act of 1933

Silver Spring Networks, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3576	43-1966972
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

Silver Spring Networks, Inc.

555 Broadway Street

Redwood City, California 94063

(650) 298-4200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Scott Lang

Chairman of the Board, President and Chief Executive Officer

Silver Spring Networks, Inc.

555 Broadway Street

Redwood City, California 94063

(650) 298-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Gordon K. Davidson, Esq. Robert A. Freedman, Esq. Sayre E. Stevick, Esq. Michael A. Brown, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Michael A. Dillon, Esq. David B. Leeb, Esq. Silver Spring Networks, Inc. 555 Broadway Street Redwood City, California 94063 (650) 298-4200	Alan F. Denenberg, Esq. Sarah K. Solum, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued August 12, 2011

Shares

COMMON STOCK

Silver Spring Networks, Inc. is offering            shares of its common stock. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $            and $            per share.

We will apply to have our common stock listed on the New York Stock Exchange under the symbol “SSNI.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 14.

PRICE $            A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Silver Spring Networks
Per share	$	$	$
Total	$	$	$

Silver Spring Networks, Inc. has granted the underwriters the right to purchase up to an additional            shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                    , 2011.

MORGAN STANLEY	GOLDMAN, SACHS & CO.	CREDIT SUISSE

JEFFERIES	PIPER JAFFRAY	STIFEL NICOLAUS WEISEL

BAIRD	CANACCORD GENUITY	EVERCORE PARTNERS	PACIFIC CREST SECURITIES

                    , 2011

SILVERSPRING NETWORKS
PCB:

The benefits of our solutions include:

improved grid reliability

efficient management of energy

capital and operational savings

the pursuit of new initiatives

consumer empowerment

compliance with regulatory mandates

SILVERSPRING® NETWORKS

Connect to *the energy network.*™

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus or a free-writing prospectus is accurate only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                     , 2011 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. Before deciding to invest in shares of our common stock, you should read this summary together with the more detailed information, including our consolidated financial statements and the related notes, provided elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors,” our consolidated financial statements and the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

SILVER SPRING NETWORKS, INC.

Overview

We provide a leading networking platform and solutions that enable utilities to transform the power grid infrastructure into the smart grid. The smart grid intelligently connects millions of devices that generate, control, monitor and consume power, providing timely information and control to both utilities and consumers. We believe that the application of networking technology to the power grid has the potential to transform the energy industry through better communication just as the application of networking technology to the computing industry enabled the Internet.

We believe the power grid is one of the most significant elements of contemporary industrial infrastructure that has yet to be extensively networked with modern technology. We were founded in 2002 to address this challenge, pioneering a fundamentally new approach to connect utilities with millions of devices on the power grid. We believe our technology will yield significant benefits to utilities, consumers and the environment, both in the near term and the future. These benefits include more efficient management of energy, improved grid reliability, capital and operational savings, the ability to pursue new initiatives, consumer empowerment, and assistance in complying with evolving regulatory mandates through reduced carbon emissions. We believe these benefits will fundamentally transform the world’s relationship with energy.

The foundation of our technology is a standards-based and secure Internet Protocol, or IP, network. Our networking platform provides two-way communications between the utility back office and devices on the power grid. In addition to our networking platform, we offer a suite of solutions that run on top of our network and complementary services, all of which we collectively refer to as our Smart Energy Platform. Our solutions include advanced metering, which allows utilities to automate a number of manual processes and improve operational efficiencies, offer flexible pricing programs to consumers, and improve customer service with faster outage detection and restoration; distribution automation, which provides utilities with real-time visibility into the health of the grid, enabling better management and control of power distribution assets to improve grid reliability; and demand-side management, which enables utilities to offer consumers a variety of programs and incentives to use energy more efficiently and reduce usage at times of peak demand. Our service offerings include professional services to implement our products, managed services and software as a service, or SaaS, to assist utilities with managing the network and solutions, and ongoing customer support. Our Smart Energy Platform comprises hardware, software and services and combines with devices manufactured by third-party partners to form end-to-end smart grid offerings. We have architected our networking platform to support multiple current and future smart grid solutions. As a result, we believe utilities can increase the value of their network investment as they deploy additional solutions.

We market our Smart Energy Platform directly to utilities around the world. Leading utilities have selected our networking platform to be the foundation of the smart grid. Since inception, we have been awarded contracts to network more than 17 million Silver Spring-enabled devices that connect homes and businesses, of which eight million have been networked as of June 30, 2011. Our utility customers, as of June 30, 2011, include: Atlantic City Electric Company, a subsidiary of Pepco Holdings, Inc., or PHI; Baltimore Gas and Electric Company, a subsidiary of Constellation Energy Group, Inc.; CitiPower Pty and Powercor Australia Ltd, or CHED, subsidiaries of CHEDHA Holdings Pty Limited; Delmarva Power and Light Company, a subsidiary of PHI; Florida Power & Light Company, or FPL, a subsidiary of NextEra Energy, Inc.; Guelph Hydro Electric Systems, Inc; Jemena Electricity Networks (Vic) Ltd; Modesto Irrigation District, or MID; Oklahoma Gas and Electric Company, or OG&E, a subsidiary of OGE Energy Corp.; Pacific Gas and Electric Company, or PG&E, a subsidiary of PG&E Corporation; Potomac Electric Power Company, a subsidiary of PHI; and Sacramento Municipal Utility District.

We have achieved significant growth in our business in a short period of time. To date, a substantial majority of our revenue and billings has been attributable to a limited number of utility customer deployments of our networking platform and advanced metering solution. For the years ended December 31, 2008, 2009 and 2010 our total revenue was $58,000, $3.3 million and $70.2 million, respectively. In the same periods, we generated billings of $17.5 million, $195.6 million and $261.4 million, respectively. For the six months ended June 30, 2010 and 2011, our revenue increased from $21.7 million to $115.5 million and our billings increased from $125.2 million to $126.9 million. Additionally, for the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, we incurred gross profit (loss) of $(12.2) million, $(36.8) million, $(50.0) million and $6.5 million, respectively, and incurred net loss of $(40.4) million, $(113.5) million, $(148.4) million and $(54.4) million, respectively. Please see “Selected Consolidated Financial Data—Other Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Elements of Operating and Financial Performance” for more information on billings.

Our Opportunity

Much of today’s power grid infrastructure is antiquated and has only recently begun to incorporate modern networking technology. Networking the grid will allow utilities and consumers to more efficiently generate, control, monitor and consume energy. Numerous forces are making such initiatives critical for utilities throughout the world, including:

The Antiquated Power Grid Cannot Keep Pace with Accelerating Demand. Economic development, population growth and the proliferation of new power-consuming devices are expected to increase global demand for power. At the same time, the construction of new power-generating capacity to meet this demand is expected to be constrained by impediments such as high costs, permitting obstacles, regulatory hurdles and environmental considerations. We believe these constraints create an imbalance that is further exacerbated by the aging power grid infrastructure.

Today’s Power Grid is Incapable of Effectively Integrating Emerging Technologies. Much of today’s power grid infrastructure is based on a centralized generation model in which devices at the end of distribution lines merely consume power. Without two-way communications, the power grid cannot accommodate advanced technologies such as demand-side management programs, renewable-generation sources, grid-powered electric vehicles and distributed storage.

Today’s Power Grid Lacks the Capability to Engage and Empower Consumers. Many utilities desire to enhance the relationship with their consumers to improve the consumer experience and enhance operational efficiency. We also believe that, given consumer adoption of sophisticated information technology tools, heightened awareness of environmental issues and rising energy costs, many consumers will seek to play an increasingly active role in managing their energy use. Much of today’s power grid lacks the ability to deliver such enhanced interaction between utilities and their consumers.

Utilities are Under Pressure to Adapt to Changing Policies. Around the world, a heightened focus on the environment and energy security has driven policies that support new utility rate structures that promote energy efficiency, increase renewable generation and limit greenhouse gas emissions. The global power grid infrastructure will require new technologies to enable utilities to comply with these new policies and dynamics.

While these forces vary across geographies, addressing them requires the transformation of today’s power grid into the smart grid through the deployment of networking technology. According to Pike Research, the global market for advanced metering, distribution automation, demand-side management and related services is estimated to grow from $7.0 billion in 2010 to $19.5 billion by 2015, a compounded annual growth rate of 22.7%. Pike Research prepared this analysis at our request and we paid a customary fee for their services.

Our Technology and Solution

The foundation of our technology is a standards-based and secure IP-based network. Our network is composed of our hardware such as access points and relays, our UtilOS network operating system, and our GridScape software suite, which together provide utilities the ability to communicate with and control devices connected to the power grid. We also offer a suite of solutions that run on top of our network including advanced metering, distribution automation, and demand-side management. These solutions include additional hardware, such as our communications modules and bridges, and applications from our UtilityIQ and CustomerIQ software. Our solutions combine with devices from the large number of third parties with whom we collaborate to form end-to-end smart grid offerings built on our network. In addition, we offer a wide range of services that enable our utility customers to deploy, operate and maintain our networking platform and solutions. These service offerings include professional services to implement our products, managed services and SaaS to assist utilities with managing the network and solutions, and ongoing customer support.

Key Features and Benefits of Our Networking Platform

We have designed and built our networking platform from the ground up for the sole purpose of enabling utilities to transform the power grid infrastructure into the smart grid. We believe our utility customers benefit in the following ways:

Standards-Based. Our networking platform is based on standard IP, which enables utilities to deploy standards-based networking throughout their infrastructure and allows for interoperability with other standards-based devices. As a result, we believe utilities can readily extend our networking platform to support a broad set of end-to-end smart grid offerings in a cost-effective and timely manner.

High-Performance. Our networking platform delivers high-bandwidth, low-latency performance and traffic prioritization, which allows utilities to run multiple solutions including those that require high-throughput communications, such as distribution automation, while maintaining robust operating performance.

Scalable. Our networking platform can be deployed rapidly at scale to accommodate millions of devices on the power grid, allowing utilities that deploy our networking platform to easily and cost-effectively expand beyond the scope of their initial deployments.

Extensible. Our communications modules are designed with ample processing power and memory to support future functionality. This design enables us, for example, to deliver software over the air, allowing us to augment the functionality of, and to deploy new solutions and applications to, previously deployed hardware. As a result, we believe our utility customers can mitigate the risk of technology obsolescence.

Secure. Our networking platform incorporates an end-to-end, multi-layer security architecture and uses proven IP-based technologies and associated security techniques to allow utilities to operate large-scale networks while minimizing security risk. Our security model incorporates sophisticated techniques to secure every device on the network but is also architected to preserve the integrity of the entire network even if an individual device is compromised.

Broad Coverage. Our networking platform supports a variety of standard communications technologies providing utility customers with flexibility to select the technologies required to maximize network coverage in their service territories.

Reliable. Our networking platform is designed to be self-configuring and self-healing, allowing it to function reliably with minimal interruption and limited manual intervention.

Cost-Effective. Our architecture enables our utility customers to leverage a single network, rather than build multiple networks, when deploying additional solutions. This approach limits capital and operational expenditures and enhances our utility customers’ return on investment.

Business Benefits of Our Smart Energy Platform

Our networking platform is designed to yield significant benefits to utilities, consumers and the environment. For example:

Operational Savings for Utilities. Utilizing our advanced metering solution, utilities can significantly reduce costs by automating certain key operational functions required to run their business, including meter reading, and connecting and disconnecting electricity service. These tasks have historically been labor intensive for utilities and inconvenient for consumers.

Empowering Consumers. Our demand response solution allows utilities to engage and empower consumers by offering new time-based pricing options and connecting in-home technologies to provide opportunities for consumers to better understand their energy usage and save money.

Increasing the Efficiency of the Power Grid. With our advanced metering and distribution automation solutions, utilities can more effectively and efficiently deliver electricity to homes and businesses with less waste. Historically, utilities have had limited visibility into the voltage levels at consumers’ locations, requiring the utilities to send more power down the lines to ensure adequate voltage. With our products, utilities can monitor actual voltage levels at each consumer’s location and adjust system voltage remotely, improving energy efficiency.

Our Competitive Strengths

We believe we have a number of unique advantages that position us for continued leadership and growth in providing the networking platform and solutions utilities use to transform the power grid infrastructure into the smart grid. Our competitive strengths include:

Premier Purpose-Built Network for the Smart Grid. The core of our technology is the network, which was designed and built from the ground up for the specific purpose of addressing the stringent requirements of the smart grid. Alternative solution providers often repurpose networking technologies that have not comprehensively addressed the challenging requirements of the smart grid. We believe our purpose-built network is best-in-class.

Innovative Technology. We built our networking platform through our focused development of core networking, communications, semiconductor and power electronics technologies. In 2006, we developed what we believe was the first IPv6 networking platform that enabled two-way communications between utilities and millions of devices connected to the power grid. Since then, we have continued to add features and functionality to improve our networking platform and currently have our fourth generation of technology under development.

Field-Proven Performance. We have deployed what we believe to be the world’s largest IP-based network enabling the smart grid. Our networking platform has been operating in the field under live conditions for several years, and, as of June 30, 2011, we have networked more than eight million Silver Spring-enabled devices that connect homes and businesses for leading utilities. From January 1, 2011 through May 31, 2011, we delivered 99.9% system availability of our Utility IQ advanced metering solution for the networks that we manage. Our ability to deliver consistent performance to some of the world’s most demanding utilities differentiates us from our competitors.

Low Total Cost of Ownership. We designed our networking platform to be high-performing, flexible and capable of supporting multiple solutions. As a result, we believe utilities can reduce their capital and operational expenditures by leveraging a single platform as compared to alternatives that will likely require the deployment of additional, duplicative networking infrastructures to support additional solutions. We believe for every solution that utilities add to our networking platform, they further reduce their total cost of ownership when compared to these alternatives.

Blue Chip Utility Customers. Our customer base consists of some of the largest and most recognizable utilities in the United States and Australia. Our close working relationships provide us with early and deep insight into their needs and future requirements, which then drives our development efforts. When new projects arise with these customers, our relationships position us well to compete for their business. In addition, our existing utility customers often serve as strong references when we compete for business from new utility customers.

Interoperability with Industry-Leading Partners. We work closely with a number of vendors, including meter manufacturers, to develop end-to-end offerings for utilities that implement our standards-based networking platform. Our solutions are designed to interoperate with the products of more than 50 vendors, providing our utility customers with the flexibility to choose from a wide range of products. For example, when deploying our advanced metering solution, our utility customers can select meters offered by several different manufacturers. As we continue to increase the number of vendors with whom we collaborate, our utility customers will benefit from the resulting innovation, helping establish our networking platform as the industry standard.

Our Strategy

Our objective is to provide the leading networking platform and solutions that enable utilities to transform the power grid into the smart grid, ultimately becoming the industry standard for utilities worldwide. To achieve this objective, we intend to:

Exceed our Customers’ Expectations. We seek to differentiate ourselves from our competitors through superior product reliability, performance and service. We believe that this focus has strengthened our relationships with our existing utility customers.

Enlarge our Network Footprint. As our networking platform has been demonstrated at scale, we have succeeded in attracting additional utility customers. By expanding our footprint, we not only realize the revenue associated with the initial contract but also gain an opportunity to sell additional solutions and services to these customers in the future. As a result, we are focused on winning new deployments with the goal of becoming the networking platform of choice for leading utilities worldwide.

Expand Internationally. Our goal is to be the leader in every market we enter. We believe the smart grid has become a priority for utilities worldwide, and to address this opportunity we plan to aggressively invest in our products, marketing efforts and delivery capabilities to serve international markets including Australia, South America, Europe and Asia.

Broaden our Solutions and Services. We strive to broaden the scope of our solutions and services to maximize the benefit our utility customers receive from having deployed our Smart Energy Platform. This expansion includes providing existing utility customers with additional solutions and services from our current portfolio and developing new solutions and services to address our utility customers’ evolving requirements.

Extend our Technology Leadership. We intend to continue to invest in research and development to further enhance our technology leadership. Since the deployment of our networking platform, we have been able to simultaneously reduce hardware production costs while materially enhancing its functionality. Over the long term, we believe our networking platform has the potential to be extensible to areas beyond energy, enabling the internet of things, where physical devices gain the capacity to communicate with each other through the application of networking technology.

We believe that by continuing to execute our strategy and connect additional homes and businesses, we will experience a network effect that will establish our Smart Energy Platform as the platform of choice for utilities.

Key Challenges and Selected Risk Factors

We face a number of key challenges in achieving our objectives as discussed more fully in the section entitled “Risk Factors.” Some of these challenges include:

•

Utilities generally have extensive budgeting, procurement, competitive bidding, technical and performance review, and regulatory approval processes that can take up to several years to complete. This extended sales process requires us to dedicate significant time by our senior management, and sales and marketing and customer services personnel, and to use significant financial resources without any assurance of success.

•

Our industry is highly competitive and characterized by new and rapidly evolving technologies, standards, regulations, customer requirements, and frequent product introductions. The process of developing new technologies and products is complex, and if we are unable to develop enhancements to, and new features for, our existing products or acceptable new products that keep pace with technological developments or industry standards, our products may become obsolete, less marketable and less competitive.

•

If any of our products contain a defect, compatibility or interoperability issue or other error, we may have to devote significant time and resources to find and correct the issue. Such efforts could divert the attention of our management team and other relevant personnel from other important tasks. A product recall or a significant number of product returns could: be expensive; damage our reputation and relationships with utilities, meter vendors and other third-party vendors; result in the loss of business to competitors; and result in litigation against us.

•

The adoption of the smart grid is evolving and is impacted by multiple factors. In 2010, the rate of smart grid adoption slowed due to uncertainty surrounding the timing and tax treatment of U.S. government stimulus funding, negative publicity and consumer opposition, and regulatory investigations. These uncertainties caused many potential utility customers that had been considering smart grid programs in the United States to further evaluate their smart grid initiatives and delay their procurement processes. Any of the foregoing factors could directly impact our current or future deployments, as well as inhibit the growth of the overall smart grid market.

In addition, our business is subject to numerous risks and uncertainties that you should understand before making an investment decision. These risks are discussed more fully in the section entitled “Risk Factors.” Some of these risks include:

•	We have a history of losses and anticipate continued losses and negative operating cash flow for the foreseeable future, and we may not achieve or sustain profitability on a quarterly or annual basis.

•

Our quarterly results are inherently unpredictable and subject to substantial fluctuations, and, as a result, we may fail to meet the expectations of securities analysts and investors, which could adversely affect the trading price of our common stock.

•	Our revenue is not predictable and recognition of a significant portion of it will be deferred into future periods.

•	We are dependent on the utility industry, which has experienced volatility in capital spending. This volatility could cause our results of operations to vary significantly from period to period.

•	Substantially all of our current products depend on the availability and are subject to the regulation of radio spectrum in the United States and abroad.

•

A limited number of our utility customers are responsible for a significant portion of our billings, revenue and cash flow. A decrease in sales to these utility customers could have a material adverse effect on our operating results and financial condition.

•

Security breaches involving our smart grid products or services, publicized breaches in smart grid products and services offered by others, or the public perception of security risks or vulnerability created by the deployment of the smart grid in general, whether or not valid, could harm our business.

•	We and our utility customers operate in a highly regulated business environment and changes in regulation could impose costs on us or make our products less economical.

Corporate Information

We were incorporated in the State of Delaware on July 3, 2002 as Real Time Techcomm, Inc. On August 6, 2002, we changed our name to Silver Spring Networks, Inc. Our principal executive offices are located at 555 Broadway Street, Redwood City, California 94063, and our telephone number is (650) 298-4200. Our website address is www.silverspringnetworks.com. The information on, or that can be accessed through, our website is not part of this prospectus.

Except where the context requires otherwise, in this prospectus, “Company,” “Silver Spring,” “Registrant,” “we,” “us” and “our” refer to Silver Spring Networks, Inc. and its subsidiaries.

The marks “UTILOS,” “UTILITYIQ” and the SILVER SPRING NETWORKS Logo are our registered trademarks, and the marks “CUSTOMERIQ,” “GREENBOX,” “GRIDSCAPE,” “SILVER SPRING,” “SILVER SPRING NETWORKS,” “SMART ENERGY PLATFORM” and “UIQ” are our trademarks. All other service marks, trademarks and tradenames appearing in this prospectus are the property of their respective owners.

THE OFFERING

Shares of common stock offered by us	shares

Over-allotment option offered by us	shares

Shares of common stock to be outstanding after this offering	shares

Use of proceeds	We plan to use the net proceeds of this offering for general corporate purposes, including working capital and potential acquisitions. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Proposed New York Stock Exchange symbol	“SSNI”

The number of shares of common stock that will be outstanding after this offering is based on 129,541,716 shares of our common stock outstanding as of June 30, 2011, and excludes:

•	27,371,033 shares of common stock issuable upon the exercise of options outstanding under our equity incentive plans with a weighted average exercise price of approximately $3.94 per share;

•	989,049 shares of common stock issuable upon the settlement of restricted stock units outstanding under our equity incentive plans, 354,984 of which will be issued upon the closing of this offering;

•

250,000 shares of common stock issuable upon exercise of a warrant at an exercise price of $0.001 per share, 262,607 shares of convertible preferred stock issuable upon exercise of warrants that will convert into warrants to purchase the same number of shares of common stock upon closing of this offering, with a weighted-average exercise price of approximately $1.86 per share, and 1,666,665 shares of convertible preferred stock issuable upon exercise of warrants that will expire upon the closing of this offering, if they have not been previously exercised, with a weighted-average exercise price of $1.50 per share;

•	1,366,709 shares of common stock available for future issuance under our existing equity incentive plans;

•	17,000,000 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan, which will become effective upon the closing of this offering; and

•	2,000,000 shares of common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan, which will become effective upon the closing of this offering.

Unless otherwise indicated, all information in this prospectus assumes:

•

the conversion of all outstanding shares of our convertible preferred stock into 111,831,844 shares of common stock effective upon the closing of this offering, which assumes that the initial public offering price is equal to or greater than $10.00 and all outstanding shares of our Series D and Series E convertible preferred stock convert at a ratio of one to one;

•

the conversion of all outstanding warrants to purchase shares of our convertible preferred stock that do not expire at the closing of this offering into warrants to purchase an aggregate of 262,607 shares of common stock effective upon closing of this offering;

•	no exercise by the underwriters of their right to purchase up to an additional shares of common stock to cover over-allotments; and

•	the effectiveness of our restated certificate of incorporation and restated bylaws upon the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following consolidated financial data should be read together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. We have derived the following consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the following consolidated statements of operations data for the six months ended June 30, 2010 and 2011 and the consolidated balance sheet data as of June 30, 2011 from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of our results to be expected for the remainder of 2011 or in any future period.

				Six Months Ended June 30,
	Year Ended December 31,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue, net	$58	$3,297	$70,224	$21,736	$115,498
Cost of revenue(1)	12,263	40,060	120,248	53,628	108,978

Gross profit (loss)	(12,205)	(36,763)	(50,024)	(31,892)	6,520

Operating expenses:(1)
Research and development	17,009	25,518	47,022	21,684	28,644
Sales and marketing	4,639	14,869	21,063	9,265	12,758
General and administrative	5,699	18,388	27,475	13,699	18,531
Legal settlements and amortization of acquired intangibles	—	4,533	166	66	1,066

Total operating expenses	27,347	63,308	95,726	44,714	60,999

Operating loss	(39,552)	(100,071)	(145,750)	(76,606)	(54,479)
Other income (expense), net	(830)	(13,212)	(2,553)	(341)	286

Loss before income taxes	(40,382)	(113,283)	(148,303)	(76,947)	(54,193)
Provision for income taxes	9	180	146	79	196

Net loss	$(40,391)	$(113,463)	$(148,449)	$(77,026)	$(54,389)

Net loss per share, basic and diluted	$(3.69)	$(8.48)	$(9.20)	$(4.92)	$(3.11)

Weighted average shares used to compute net loss per share, basic and diluted	10,935	13,384	16,135	15,645	17,492

Pro forma net loss per share, basic and diluted (unaudited)(2)			$(1.14)		$(0.42)

Pro forma weighted-average shares used to compute pro forma net loss per share, basic and diluted (unaudited)(2)			127,967		129,575

(footnotes on next page)

(1)	Includes stock-based compensation expense and common stock warrant issuance cost as follows:

				Six Months Ended June 30,
	Year Ended December 31,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands)
Stock-based compensation expense and common stock warrant issuance cost:
Cost of revenue	$76	$205	$1,411	$571	$1,266
Research and development	110	385	1,684	793	1,554
Sales and marketing	198	530	1,288	589	1,063
General and administrative(A)	315	932	2,164	1,090	5,305

Total stock-based compensation expense and common stock warrant issuance cost	$699	$2,052	$6,547	$3,043	$9,188

(A)	General and administrative expense for the six months ended June 30, 2011 includes a $2.5 million expense for the issuance of a fully vested common stock warrant to purchase 250,000 shares of our common stock to a third party for purposes of establishing a charitable foundation following this offering.

(2)	Pro forma basic and diluted net loss per share have been calculated by dividing net loss for the period by the weighted average number of shares of common stock outstanding during the period, net of weighted-average shares subject to repurchase, giving effect to (a) the assumed conversion of all outstanding shares of our preferred stock into shares of common stock upon the closing of this offering, and (b) the reclassification of the preferred stock warrant liability to additional paid-in capital, each as of the original date of issuance of the respective shares and preferred stock warrants. See Note 1 to our consolidated financial statements for more information on our calculation of pro forma net loss per share.

	June 30, 2011
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
Consolidated Balance Sheet Data:	(unaudited, in thousands)
Cash, cash equivalents and short-term investments	$49,665	$49,665	$
Total assets	404,023	404,023
Capital lease obligations	2,758	2,758
Preferred stock warrant liability	16,665	—
Convertible preferred stock	270,725	—
Common stock and additional paid-in capital	26,925	318,007
Stockholders’ equity (deficit)	(395,774)	(108,384)

(1)	Pro forma reflects the conversion of all outstanding shares of our preferred stock into an aggregate of 111,831,844 shares of common stock on a 1-for-1 basis, the reclassification of the preferred stock warrant liability to additional paid-in capital and the vesting and issuance of 354,984 shares of common stock to the holders of restricted stock units, each immediately prior to the closing of this offering.
(2)

Pro forma as adjusted reflects the pro forma adjustments described above in footnote (1) and further reflects the sale by us of            shares of common stock in this offering at an assumed offering price of $            , the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) the amount of cash, cash equivalents and short-term investments, total assets and total stockholders’ equity by approximately $ million, assuming the number of shares offered, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of one million shares in the number of shares offered would increase (decrease) the amount of cash, cash equivalents and short-term investments, total assets and total stockholders’ equity by approximately $ million, assuming that the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Other Financial Measures

We believe that our results of operations under generally accepted accounting principles, or GAAP, when considered in isolation, may only provide limited insight into the performance of our business in any given period. As a result, we manage our business, make planning decisions, evaluate our performance and allocate resources by assessing non-GAAP measures such as billings, cost of billings, and gross profit (loss) on billings, in addition to other financial measures presented in accordance with GAAP. We believe that these non-GAAP measures offer valuable supplemental information regarding the performance of our business, and will help investors better understand the sales volumes, and gross margin and profitability trends, as well as the cash flow characteristics of our business. These non-GAAP measures should not be considered in isolation from, are not a substitute for, and do not purport to be an alternative to, revenue, cost of revenue, gross profit (loss) or any other performance measure derived in accordance with GAAP.

Billings represent amounts invoiced for products for which ownership, typically evidenced by title and risk of loss, has transferred or services that have been provided to the customer, and for which payment is expected to be made in accordance with normal payment terms. Billings exclude amounts for undelivered products, future customer support, managed services and SaaS, extended warranty obligations, and amounts paid or payable to customers. Billings are initially recorded as deferred revenue and are recognized as revenue when all revenue recognition criteria have been met under our accounting policies as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Revenue Recognition.” We reconcile revenue to billings by adding revenue to the change in deferred revenue in a given period.

Cost of billings represents the cost associated with products and services that have been delivered to the customer, excluding stock-based compensation and amortization of intangibles. Cost of hardware shipments for which revenue is not recognized in the period incurred is recorded as deferred cost of revenue. Deferred cost of revenue is expensed in the statement of operations as cost of revenue when the corresponding revenue is recognized. Costs related to services are expensed in the period incurred. We reconcile cost of revenue to cost of billings by adding cost of revenue to the change in deferred cost of revenue, less stock-based compensation and amortization of intangibles included in cost of revenue, in a given period.

Gross profit (loss) on billings is the difference between billings and cost of billings.

The non-GAAP financial measures set forth below for the years ended December 31, 2008, 2009 and 2010 have been derived from our audited financial statements. The non-GAAP financial measures set forth below for the six months ended June 30, 2010 and 2011 have been derived from our unaudited financial statements. Reconciliations to the comparable GAAP measures are contained in the notes below.

				Six Months Ended June 30,
	Year Ended December 31,
	2008	2009	2010	2010	2011
	(unaudited, dollars in thousands)
Billings(1)	$17,502	$195,607	$261,358	$125,234	$126,865
Cost of billings(2)	22,778	187,402	217,708	109,551	90,383

Gross profit (loss) on billings(3)	$(5,276)	$8,205	$43,650	$15,683	$36,482

Gross margin on billings	(30)%	4%	17%	13%	29%

(1)	The following table reconciles revenue to billings:

				Six Months Ended June 30,
	Year Ended December 31,
	2008	2009	2010	2010	2011
	(unaudited, in thousands)
Revenue, net	$58	$3,297	$70,224	$21,736	$115,498
Deferred revenue, end of period	17,937	210,247	401,381	313,745	412,748
Less: Deferred revenue, beginning of period	(493)	(17,937)	(210,247)	(210,247)	(401,381)

Billings	$17,502	$195,607	$261,358	$125,234	$126,865

(2)	The following table reconciles cost of revenue to cost of billings:

				Six Months Ended June 30,
	Year Ended December 31,
	2008	2009	2010	2010	2011
	(unaudited, in thousands)
Cost of revenue	$12,263	$40,060	$120,248	$53,628	$108,978
Deferred cost of revenue, end of period	10,916	158,463	257,494	215,021	240,261
Less: Deferred cost of revenue, beginning of period	(325)	(10,916)	(158,463)	(158,463)	(257,494)
Less: Stock-based compensation included in cost of revenue	(76)	(205)	(1,411)	(571)	(1,266)
Less: Amortization of intangibles included in cost of revenue	—	—	(160)	(64)	(96)

Cost of billings	$22,778	$187,402	$217,708	$109,551	$90,383

(footnotes continued on the next page)

(3)	The following table reconciles gross profit (loss) to gross profit (loss) on billings:

				Six Months Ended June 30,
	Year Ended December 31,
	2008	2009	2010	2010	2011
	(unaudited, in thousands)
Gross profit (loss)	$(12,205)	$(36,763)	$(50,024)	$(31,892)	$6,250
Deferred revenue, end of period	17,937	210,247	401,381	313,745	412,748
Less: Deferred revenue, beginning of period	(493)	(17,937)	(210,247)	(210,247)	(401,381)
Less: Deferred cost of revenue, end of period	(10,916)	(158,463)	(257,494)	(215,021)	(240,261)
Deferred cost of revenue, beginning of period	325	10,916	158,463	158,463	257,494
Stock-based compensation included in cost of revenue	76	205	1,411	571	1,266
Amortization of intangibles included in cost of revenue	—	—	160	64	96

Gross profit (loss) on billings	$(5,276)	$8,205	$43,650	$15,683	$36,482

Non-GAAP measures have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	our non-GAAP measures do not reflect the effect of customer acceptance provisions as required under GAAP;

•

our non-GAAP measures do not reflect the effect of contingent revenue recognition limits due to potential refunds and penalty provisions related to future delivery or performance as required under GAAP;

•

our non-GAAP measures are based on contractual invoiced amounts and therefore do not reflect the effect of relative selling price allocations between separate units of accounting as required under GAAP;

•	our non-GAAP measures do not reflect the impact of issuing equity-based compensation to our management team and employees or in connection with acquisitions;

•	our non-GAAP measures do not reflect the impact of the amortization of acquired intangibles arising from acquisitions; and

•

other companies, including companies in our industry, may not use such measures, may calculate non-GAAP measures differently or may use other financial measures to evaluate their performance, all of which reduce the usefulness of our non-GAAP measures as comparative measures.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainty that we are unaware of, or that we currently believe are not material, also may become important factors that negatively affect us. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline and you could lose part or even all of your investment.

Risks Related to Our Business and Industry

We have a history of losses and anticipate continued losses and negative operating cash flow for the foreseeable future, and we may not achieve or sustain profitability on a quarterly or annual basis.

We have incurred significant losses to date, with an accumulated deficit of $422.8 million as of June 30, 2011. For the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, we incurred net loss of $(40.4) million, $(113.5) million, $(148.4) million and $(54.4) million, respectively. We expect these losses to continue. We anticipate negative operating cash flow for the foreseeable future, as we expect to incur significant operating expenses in connection with the continued development and expansion of our business. Our expenses include research and development expenses, general and administrative expenses, selling and marketing expenses and customer service and support expenses relating to prospective utility customers that may never place any orders and products that may not be introduced or generate revenue until later periods, if at all. There can be no assurance that we will ever achieve or sustain profitability on a quarterly or annual basis.

Our quarterly results are inherently unpredictable and subject to substantial fluctuations, and, as a result, we may fail to meet the expectations of securities analysts and investors, which could adversely affect the trading price of our common stock.

Our revenue, billings and other operating results may vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control. While our revenue and billings have increased in recent periods, there can be no assurances that our revenue and billings will continue to increase or will not decrease on a quarterly or annual basis. We expect lower billings in 2011 compared to 2010 as discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance—The Pace of Smart Grid Adoption.”

The factors that may affect the unpredictability of our quarterly results and cause our stock price to fluctuate include, but are not limited to:

•	long, and sometimes unpredictable, sales and customer deployment cycles;

•	changes in the mix of products and services sold;

•	our dependence on a limited number of utility customers;

•	the timing of acceptance of our products and services by our utility customers, which can have a material impact on when we recognize related revenue under our revenue recognition policies;

•	changing market conditions;

•	competition;

•

failures of our products, components that we use in our products or third-party devices containing our products that delay deployments, harm our reputation or result in high warranty costs, contractual penalties or terminations;

•	product or project failures by third-party vendors, utility customers or competitors that result in the cancellation, slowing down or deferring of projects;

•

liquidated damages provisions in our contracts, which could result in significant financial penalties if triggered or, even if not triggered, could affect our ability to recognize revenue in a given period;

•	the ability of our suppliers and manufacturers to deliver supplies and products to us on a timely basis;

•	delays associated with government funding programs for smart grid projects;

•	political and consumer sentiment and the related impact on the scope and timing of smart grid deployment; and

•	economic, regulatory and political conditions in the markets where we operate or anticipate operating.

As a result, we believe that quarter to quarter comparisons of operating results are not necessarily a good indication of what our future performance will be. It is likely that in some future quarters, our operating results may be below the expectations of securities analysts or investors, in which case the price of our common stock may decline.

Sales cycles to utility customers can be lengthy and unpredictable and require significant employee time and financial resources with no assurances that a prospective customer will select our products and services.

Sales cycles with utilities, our potential customers, tend to be long and unpredictable. Utilities generally have extensive budgeting, procurement, competitive bidding, technical and performance review, and regulatory approval processes that can take up to several years to complete. Utilities may choose, and many historically have often chosen, to follow industry trends rather than be early adopters of new products or services, which can extend the lead time for or prevent acceptance of more recently introduced products or services such as ours. In addition, in many instances, a utility may require one or more pilot programs to test our new products and services before committing to a larger deployment. These pilot programs may be quite lengthy and further delay the sales cycle with no assurance that they will lead to a larger deployment or future sales. Furthermore, to the extent our products are required to be deployed with the products of others, such as meters, delays related to such third-party products will further lengthen the sales cycle.

This extended sales process requires us to dedicate significant time by our senior management, and sales and marketing and customer services personnel, and to use significant financial resources without any assurance of success or recovery of our related expenses. Similarly, we are likely to incur these significant operating expenses well ahead of recognizing the related revenue because our ability to recognize revenue is typically dependent on meeting contractual customer acceptance and other requirements.

The lengthy sales cycles of our products and services also make it difficult to forecast new customer deployments, as well as the volume and timing of orders, which, in turn makes forecasting our future results of operations challenging. In the event that we publicly disclose any forecasts of our future results of operations or other performance metrics and those forecasts ultimately turn out to be inaccurate, the value of our common stock could significantly decline.

Our revenue is not predictable and recognition of a significant portion of it will be deferred into future periods.

Once a utility decides to move forward with a large-scale deployment of our products and services, the timing of and our ability to recognize related revenue will depend on several factors, some of which may not be under our control. These factors include shipment schedules that may be delayed or subject to modification, the rate at which our utility customers choose to deploy our Smart Energy Platform, customer acceptance of all or any part of our products and services, our contractual commitments to provide new or enhanced functionality at some point in the future, other contractual provisions such as liquidated damages, our access to an adequate supply of components, and our ability to deliver quality products according to expected schedules. In light of these factors, the application of complex revenue recognition rules to our products and services has required us to defer, and in the future will likely continue to require us to defer, a significant amount of revenue until undetermined future periods. As of June 30, 2011, we had $412.7 million in deferred revenue. It may be difficult to predict the amount of revenue that we will recognize in any given period and amounts recognized may fluctuate significantly from one period to the next.

We are dependent on the utility industry, which has experienced volatility in capital spending. This volatility could cause our results of operations to vary significantly from period to period.

Similar to other industries, the utility industry has been affected by recent economic factors, including the global macroeconomic downturn. We derive substantially all of our revenue from sales of products and services directly and indirectly to utilities. Purchases of our products and services may be reduced or deferred as a result of many factors including economic downturns, slowdowns in new residential and commercial construction, a utility’s access to capital on acceptable terms, the timing and availability of government grants or incentives, utility specific financial circumstances, mergers and acquisitions, regulatory decisions, weather conditions, and fluctuating interest rates. Even with economic recovery, it may take time for our utility customers to establish new budgets and return to normal purchasing patterns. We cannot predict the reoccurrence of any economic slowdown or the strength or sustainability of the economic recovery, worldwide, in the United States or in our industry. We have experienced, and may in the future experience, variability in operating results on an annual and a quarterly basis as a result of these factors. Because a significant portion of our expenses is fixed in the short term or is incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall of sales. This could materially and adversely affect our operating results, financial condition and cash flows.

Substantially all of our current products depend on the availability and are subject to the regulation of radio spectrum in the United States and abroad.

Substantially all of our current hardware products are designed to communicate wirelessly via radio frequencies and therefore depend on the availability of adequate radio spectrum in order to operate. While these products could be designed to operate in a variety of different frequencies or by using other technologies such as cellular, in the United States they are primarily designed to form a wireless RF mesh using the unlicensed 902-928 megahertz, or MHz, band. The 902-928 MHz band is available for a wide variety of uses and requires us to manage interference by other users who operate in accordance with the Federal Communications Commission, or FCC, rules. The unlicensed frequencies are also often the subject of proposals to the FCC requesting a change in the rules under which such frequencies may be used. In the past, the FCC has re-allocated spectrum for new or additional uses, and has adopted changes to the requirements for equipment using radio spectrum. It is possible that the FCC or the U.S. Congress could adopt additional changes, which may be incompatible with our current or future product offerings, as well as products currently installed in the field, or require them to be modified at significant, or even prohibitive, cost. If the unlicensed frequencies become unacceptably crowded, restrictive or subject to changed laws, regulations or rules governing their use, our business, financial condition and results of operations could be materially and adversely affected.

Our international growth and future success also depend on the availability of radio spectrum that is compatible with our products or on our ability to develop products that use alternative communications technology. In Australia, we primarily use unlicensed spectrum in the 915-928 MHz band with relatively minimal modifications needed to our products. In many other countries, however, there may not be spectrum available or we may be required to obtain a license to operate in any frequency band that is compatible with our products, including, but not limited to, the 902-928 MHz band. Licenses to appropriate spectrum in these countries may be unavailable or only available at unreasonably high prices. Similarly, in the event that we were only able to obtain a license outside of the 902-928 MHz band, the cost of modifying or redesigning our products to make them compatible with available spectrum could be significant or even cost-prohibitive. Alternatively, if we are not able to obtain available spectrum on financially advantageous terms, we may not be able to compete without investing in alternative communication technology. If limitations on the availability of spectrum or the cost of making necessary modifications or investments in new technology preclude us from selling our products in markets outside of the United States, our growth, prospects, financial condition and results of operations could be materially and adversely affected.

A limited number of our utility customers are responsible for a significant portion of our billings, revenue and cash flow. A decrease in sales to these utility customers could have a material adverse effect on our operating results and financial condition.

A substantial majority of our revenue, billings and cash flow depends on relatively large sales to a limited number of utility customers. The combination of lengthy sales cycles and relatively large sales to a small number of utility customers increases the risk of quarterly fluctuations in our billings, revenue and operating results. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Elements of Operating and Financial Performance” for further information regarding customer concentration. Our master services agreements, or MSAs, do not impose purchase obligations on our utility customers until we have received a purchase order or agreed to a statement of work. Further, the MSAs are typically subject to termination on a number of grounds, including for convenience following a specified notice period. We expect that a limited number of utility customers will continue to account for a substantial portion of our revenue in future periods. Changes in the business requirements, vendor selection, or purchasing behavior of our utility customers could significantly decrease our sales. Any of these factors could materially and adversely affect our business, financial condition, and results of operations.

Our marketing efforts depend significantly on our ability to receive positive references from our existing utility customers.

Our marketing efforts depend significantly on our ability to call on our current utility customers to provide positive references to new, potential utility customers. Given our limited number of utility customers, the loss or dissatisfaction of any customer could substantially harm our brand and reputation, inhibit the market acceptance of our products and services, and impair our ability to attract new utility customers and maintain existing utility customers. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

The market for our products and services, and smart grid technology generally, is still developing. If the market develops less extensively or more slowly than we expect, our business could be harmed.

The market for our products and services, and smart grid technology generally, is still developing, and it is uncertain whether our products and services will achieve and sustain high levels of demand and market acceptance. Our near-term and long-term success will depend to a substantial extent on the willingness and ability of utilities to implement smart grid technology. Many utilities lack the financial resources and/or technical expertise required to evaluate, deploy and operate smart grid technology. Utilities’ activities are governed by regulatory agencies, including public utility commissions, which may not create a regulatory environment that is conducive to the implementation of smart grid technologies in a particular jurisdiction. Furthermore, some utilities may be reluctant or unwilling to adopt smart grid technology because they do not perceive the benefits or are unable to develop a business case to justify the up-front and ongoing expenditures. If utilities do not implement smart grid technology or do so in fewer numbers or more slowly than we expect, our business and operating results would be adversely affected. Similarly, our success depends on our ability to expand beyond advanced metering sales and sell additional products and services, such as distribution automation and demand-side management solutions, to our existing utility customers. There can be no assurance that these products and services will be accepted by utilities or consumers. Other competing products and services may emerge and may be more successful.

Adverse publicity about, or consumer or political opposition to, the smart grid could inhibit the growth of the overall market.

The safety and security of the power grid, the accuracy and protection of the data collected by meters and transmitted via the smart grid, and concerns about the safety and perceived health risks of using radio frequency communications have been the focus of recent adverse publicity. For example, in Northern California, PG&E’s full-scale deployment of our networking platform and advanced metering solution has been subject to intense scrutiny following allegations of inaccurate bills generated by newly-installed “smart meters” and safety concerns about the levels of radio frequency electromagnetic fields emitted by the wireless communications technology used by the meters. As a result, the California State Senate created a special committee and the California Public Utilities Commission, or CPUC, hired an independent investigator to review the installation and use of advanced metering products. Negative publicity and consumer opposition in California, Maine and elsewhere has caused other utilities or their regulators to respond by delaying or modifying planned smart grid initiatives, mandating that utilities allow their customers to opt out of smart metering programs, or calling for investigations and/or implementation of unfavorable regulations and legislation. Similarly, outside the United States, public concern over smart grid projects in places such as Victoria, Australia has resulted in increased government scrutiny. Additionally, testing commissioned by the CPUC and other organizations could, in the future, contain negative information regarding the accuracy and safety of smart grid solutions. Finally, smart grid projects by other companies may be, or could be viewed by the public as, unsuccessful. Any of the foregoing factors could directly impact our current or future deployments, as well as inhibit the growth of the overall smart grid market, either of which could cause our business to suffer.

Security breaches involving our smart grid products or services, publicized breaches in smart grid products and services offered by others, or the public perception of security risks or vulnerability created by the deployment of the smart grid in general, whether or not valid, could harm our business.

The security technologies we have integrated into our networking platform and solutions that are designed to detect unauthorized activity and prevent or minimize security breaches may not function as expected and there can be no assurance that our products and services, those of other companies with whose products our products and services are integrated or interact, or even the products of other smart grid solutions providers will not be subject to significant real or perceived security breaches.

Our networking platform allows utilities to monitor, compile and analyze sensitive information related to consumers’ energy usage, as well as the performance of different parts of the power grid. As part of our data transfer and managed services and SaaS, we may store and/or come into contact with sensitive consumer information and data when we perform operational, installation or maintenance functions for our utility customers. If, in handling this information, we, our partners or our utility customers fail to comply with privacy or security laws, we could face significant legal and financial exposure to claims of government agencies, utility customers and consumers whose privacy is compromised. Even the perception that we, our partners or our utility customers have improperly handled sensitive, confidential information could have a negative effect on our business. In addition, third parties may attempt to breach our security measures or inappropriately use or access our network services or the network hardware we have in the field through computer viruses, physical or electronic break-ins, and other means. If a breach is successful, sensitive information may be improperly obtained, manipulated or corrupted, and we may face legal and financial exposure. In addition, a breach could lead to a loss of confidence in our products and services and our business could suffer.

Our current and anticipated future products and services allow authorized personnel to remotely control equipment at residential and commercial locations, as well as at various points on the power grid. For example, our software allows a utility to remotely connect and disconnect electricity at specific customer locations. If an unauthorized third party were to breach our security measures and disrupt, gain access or take control of any of our products or services, our business and reputation could be severely harmed.

Our products and services may also be integrated or interface with products and services sold by third parties, and rely on the security of those products and their secure transmission of proprietary data over the Internet and cellular networks. Because we do not have control over the security measures implemented by third parties in their products or in the transmission of data over the Internet and cellular networks, we cannot ensure the complete integrity or security of such third-party products and transmissions.

Concerns about security or customer privacy may result in the adoption of state or federal legislation that restricts the implementation of smart grid technology or requires us to make modifications to our products, which could significantly limit the deployment of our technologies or result in significant expense to modify our products.

Any real or perceived security breach could seriously harm our reputation and result in significant legal and financial exposure, inhibit market acceptance of our products and services, halt or delay the deployment by utilities of our products and services, cause us to lose customers, trigger unfavorable legislation and regulatory action, and inhibit the growth of the overall market for smart grid products and services. Any of these risks could have a material adverse effect on our business, financial condition and results of operations.

If our products contain defects or otherwise fail to perform as expected, we could be liable for damages and incur unanticipated warranty, recall and other related expenses, our reputation could be damaged, we could lose market share and, as a result, our financial condition or results of operations could suffer.

Our products are complex and may contain defects or experience failures due to any number of issues in design, materials, deployment and/or use. If any of our products contain a defect, compatibility or interoperability issue or other error, we may have to devote significant time and resources to find and correct the issue. Such efforts could divert the attention of our management team and other relevant personnel from other important tasks. A product recall or a significant number of product returns could: be expensive; damage our reputation and relationships with utilities, meter vendors and other third-party vendors; result in the loss of business to competitors; and result in litigation against us. Costs associated with field replacement labor, hardware replacement, re-integration with third-party products, handling charges, correcting defects, errors and bugs, or other issues could be significant and could materially harm our financial results. For example, in March 2010, we discovered that a faulty capacitor from a third-party supplier was used in a discrete number of our communications modules. We recorded costs associated with this faulty capacitor of $6.3 million for the year ended December 31, 2009, which represented the write-off of deferred costs associated with returned products of $2.4 million and $3.9 million related to estimated future product warranty claims. In the first quarter of 2010, we recorded product warranty costs associated with this faulty capacitor of $12.5 million, which represented $8.2 million in costs associated with returned product and $4.3 million related to the estimated future product warranty claims.

Estimated future product warranty claims are based on the expected number of field failures over the warranty commitment period, the term of the product warranty period, and the costs for repair, replacement and other associated costs. Our warranty obligations are affected by product failure rates, claims levels, material usage and product re-integration and handling costs. Because our products are relatively new and we do not yet have the benefit of long-term experience observing products’ performance in the field, our estimates of a product’s lifespan and incidence of claims may be inaccurate. Should actual product failure rates, claims levels, material usage, product re-integration and handling costs, defects, errors, bugs or other issues differ from the original estimates, we could end up incurring materially higher warranty or recall expenses than we anticipate.

Our customer contracts typically contain provisions that could cause us to incur penalties, be liable for damages, and/or incur unanticipated expenses with respect to the functionality, deployment, operation and availability of our products and services.

In addition to the risk of unanticipated warranty or recall expenses, our customer contracts typically contain provisions that could cause us to incur penalties, be liable for damages, including liquidated damages, or incur other expenses, if we experience difficulties with respect to the functionality, deployment, operation and availability of our products and services. In the event of late deliveries, late or improper installations or operations, failure to meet product or performance specifications or other product defects, interruptions or delays in our managed service offerings, our customer contracts may expose us to penalties, significant damages and other liabilities. For example, we have in the past agreed to reimburse customers for their costs and incurred liquidated damages by failing to timely meet contractual milestones. In the event we were to incur contractual penalties, such as liquidated damages or other related costs that exceed our expectations, our business, financial condition and operating results could be materially and adversely affected.

Our success depends in part on our ability to integrate our technology into meters and our relationship with the meter manufacturers.

Our business depends on our ability to integrate our communications modules with electricity meters that are manufactured by third parties such as General Electric Company, Landis+Gyr AG and Secure Meter. In a typical smart grid deployment, our utility customer purchases our communications modules from one or more meter manufacturers after it is integrated into the meters. Accordingly, even if demand for our products is strong, we may be constrained by the production capacity and priorities of the meter manufacturers. In addition, several of these meter manufacturers offer competing smart grid products, partner with other smart grid providers or may otherwise choose not to integrate our communications modules with their meters. If for technical or any other reason we were to lose the ability to integrate our communications modules with meters manufactured by third parties, or if our relationships with meter manufacturers were to be terminated or renegotiated on unfavorable terms, our business, financial condition, and operating results could suffer. Further, if meters with which our technology had been integrated were to experience defects or other problems that were unrelated to our technology, our reputation could suffer and our business could be harmed.

From time to time, we have worked and expect to continue to work with third parties to pursue smart grid market opportunities. If we were unable to establish and maintain these relationships, or if our initiatives with these third parties are unsuccessful, our business may suffer.

For some of our existing and anticipated future products and services, we expect to maintain and may seek to establish relationships with third parties in order to take advantage of smart grid market opportunities. For example, we have designed our products to interface with electric vehicle charging stations and will need to work with third parties to successfully deploy these products. Before a utility is willing to move forward with a deployment of our products, they may require that we partner with third-party vendors and/or obtain a certification from these vendors that our products will function as intended when integrated with their products. In addition, third-party vendors may offer competing products, partner with other networking providers or otherwise choose not to partner with us. In the event that we are unable to establish or maintain new relationships on favorable terms, or at all, our ability to successfully sell our existing and anticipated future products and services could be jeopardized.

Our technology, products and services have only been developed in the last several years and we have had only limited opportunities to deploy and assess their performance in the field at full scale.

The current generation of our networking platform and solutions has only been developed in the last several years and is continuing to evolve. Deploying and operating our technology is a complex endeavor and, until recently, had been done primarily in small pilot programs. As a result, until recently, our experience with large-scale deployments and our ability to test product performance had been limited to lab simulations and relatively small deployments. As the size, complexity and scope of our deployments have expanded, we have been able to test product performance at a greater scale and in a variety of new geographic settings and environmental conditions. These larger deployments have presented a number of unforeseen operational and technical challenges, which in some cases have caused delays and required us to commit significant resources to address these challenges. As the number, size and complexity of our deployments grow, we may continue to encounter unforeseen operational, technical and other challenges, some of which could cause significant delays, trigger contractual penalties, result in unanticipated expenses, and/or damage to our reputation, each of which could materially and adversely affect our business, financial condition and results of operations.

If we fail to respond to evolving technological changes, our products and services could become obsolete or less competitive.

Our industry is highly competitive and characterized by new and rapidly evolving technologies, standards, regulations, customer requirements, and frequent product introductions. Accordingly, our operating results depend upon, among other things, our ability to develop and introduce new products and services, as well as our ability to reduce production costs of our existing products. The process of developing new technologies and products is complex, and if we are unable to develop enhancements to, and new features for, our existing products or acceptable new products that keep pace with technological developments or industry standards, our products may become obsolete, less marketable and less competitive and our business could be significantly harmed.

We depend on our ability to develop new products and to enhance and sustain the quality of existing products.

Most of our current billings and revenue are derived from our networking platform and advanced metering solution, but our growth and future success will depend, in part, on our ability to continue to design and manufacture new competitive products and to enhance and sustain the quality and marketability of our existing products. As such, we have made, and expect to continue to make, substantial investments in technology development. In the future, we may not have the necessary capital, or access to capital on acceptable terms, to fund necessary levels of research and development. Even with adequate capital resources, we may nonetheless experience unforeseen problems in the development or performance of our technologies or products. The market for smart grid technology products is still in its early stages, and we cannot assure you that we will be successful in developing or selling new products in this market. In addition, we may not meet our product development schedules and, even if we do, we may not develop new products fast enough to provide sufficient differentiation from our competitors’ products, which may be more successful.

We and our utility customers operate in a highly regulated business environment and changes in regulation could impose costs on us or make our products less economical.

Our products and our utility customers are subject to federal, state, local and foreign laws and regulations. Laws and regulations applicable to us and our products govern, among other things, the manner in which our products communicate, and the environmental impact and electrical reliability of our products. Additionally, our utility customers are often regulated by national, state and/or local bodies, including public utility commissions, the Department of Energy, the Federal Energy Regulatory Commission and other bodies. Prospective utility customers may be required to gain approval from any or all of these organizations prior to implementing our products and services, including specific permissions related to the cost recovery of these systems. Regulatory agencies may impose special requirements for implementation and operation of our products. We may incur material costs or liabilities in complying with government regulations applicable to us or our utility customers. In addition, potentially significant expenditures could be required in order to comply with evolving regulations and requirements that may be adopted or imposed on us or our utility customers in the future. Such costs could make our products less economical and could impact our utility customers’ willingness to adopt our products, which could materially and adversely affect our revenue, results of operations and financial condition.

Furthermore, changes in the underlying regulatory conditions that affect utilities could have a potentially adverse effect on a utility’s interest or ability to implement smart grid technologies. For example, many regulatory jurisdictions have implemented rules that provide financial incentives for the implementation of energy efficiency and demand response technologies, often by providing rebates or through the restructuring of utility rates. If these programs were to cease, or if they were restructured in a manner inconsistent with the capabilities enabled by our products and services, our business, financial condition and results of operations could be significantly harmed.

The adoption of industry standards applicable to our products or services could limit our ability to compete in the marketplace.

Standards bodies, which are formal and informal associations that seek to establish voluntary, non-governmental product and technology standards, are influential in the United States and abroad. We participate in voluntary standards organizations in order to both help promote non-proprietary, open standards for interoperability with our products and prevent the adoption of exclusionary standards. However, we are not able to control the content of adopted voluntary standards and do not have the resources to participate in all voluntary standards processes that may affect our markets. Some of the standards bodies and alliances in which we participate may require that we license to other participants certain of our patent claims that are necessary or essential to practice a particular standard, including competitors, who elect to produce products compliant with that standard. These obligations to license our necessary patent claims may allow our competitors to use our patents to develop and sell products that compete with our products without spending the time and expense that we incurred to develop the technology covered by the patents, thereby potentially reducing any time to market advantage we might have as a result of these patents. These obligations could also substantially restrict and may eliminate our ability to use our patents as a barrier to entry or as a significant source of revenue. Moreover, because the specifications for these industry standards are generally available to members of the applicable standards bodies and alliances for little or no cost, competitors might be able to more easily create products that compete with our products.

The adoption, or expected adoption, of voluntary standards that are incompatible with our products or technology or that favor our competitors’ products or technology could limit the market opportunity for our products and services or render them obsolete, any of which could materially and adversely affect our revenue, results of operations, and financial condition.

Some of our utility customers and potential utility customers have applied for government grants and may also seek to participate in other government incentive programs, and if those grants or other incentives are not received or are significantly delayed, our results of operations could suffer.

Many utilities, including some of our utility customers and potential utility customers, have applied for grants and may seek to participate in other government incentive programs, designed to stimulate the U.S. economy and support environmental initiatives, including smart grid technologies. In certain cases, such as with the American Reinvestment and Recovery Act of 2009, or ARRA, the funds have been approved by the U.S. government, and agreements have been established between the government and the utilities whereby the government has agreed to award funds to the utilities, but significant portions of the funds have not yet been distributed. A significant number of our utility customers have applied for and been granted funding under ARRA programs, representing a significant portion of our current and anticipated future revenue and billings. Our utility customers and potential utility customers who seek these government grants or incentives may delay or condition the purchase of our products and services upon receipt of such funds or upon their confidence in the future disbursement and tax treatment of those funds. If our utility customers and potential utility customers do not receive these funds or if receipt is significantly delayed, our results of operations could suffer. Similarly, the receipt of government funds or incentives may be conditioned upon utilities meeting milestones and other requirements, some of which may not be known until a future point in time. If our products and services do not meet the requirements necessary for receipt of government funds or other incentives, our utility customers and potential utility customers may delay or condition the purchase of our products and services until they meet these requirements and our results of operations could suffer. Furthermore, there can be no assurance of government funds or incentives for utilities in future periods. As a result, our utility customers and potential utility customers may not have the resources or incentives to purchase our products and services in those future periods.

If our products do not interoperate with our utility customers’ other systems, the purchase or deployment of our products and services may be delayed or cancelled.

Our products are designed to interface with our utility customers’ back office billing and other systems, each of which may have different specifications and utilize multiple protocol standards and products from other vendors. Our products will be required to interoperate with many or all of these products as well as future products in order to meet our utility customers’ requirements. If we find errors in the existing software or defects in the hardware used in our utility customers’ systems, we may need to modify our products or services to fix or overcome these errors so that our products will interoperate with the existing software and hardware, which could be costly and negatively affect our business, financial condition, and results of operations. In addition, if our products and services do not interoperate with our utility customers’ systems, utility customers may seek to hold us liable, demand for our products could be adversely affected or orders for our products could be delayed or cancelled. This could hurt our operating results, damage our reputation, and seriously harm our business and prospects.

Interruptions or delays in service from our third-party data center facilities, or problems with the third-party hardware or software that we employ, could impair the delivery of our service and harm our business.

We currently offer managed services and SaaS, including disaster recovery services, utilizing two data center facilities operated by separate third parties in California and Nevada. These facilities may be vulnerable to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, war, acts of terrorism, unauthorized entry, human error, and computer viruses or other defects. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. We rely on software and hardware technology provided by third parties to enable us to provide these services. Any damage to, or failure of, these third-party data centers or the third-party hardware and software we employ, could result in significant and lengthy interruptions in the services we provide to our utility customers. Such interruptions could reduce our revenue and billings, cause us to issue credits or pay penalties, cause customers to terminate their service, harm our reputation and adversely affect our ability to attract new utility customers.

We do not control certain critical aspects of the manufacture of our products and depend on a limited number of contract manufacturers.

Our future success will depend significantly on our ability to manufacture our products timely and cost-effectively, in sufficient volumes, and in accordance with quality standards. Our primary manufacturing relationships are with Jabil Circuit, Inc. and Plexus Corp. Our contract manufacturers provide us with a wide range of operational and manufacturing services, including material procurement, final assembly, test quality control, warranty repair, and shipment to our utility customers and third-party vendors.

Our reliance on our contract manufacturers reduces our control over the manufacturing process, exposing us to risks, including reduced control over quality assurance, product costs and product supply. Any manufacturing disruption by our contract manufacturers could impair our ability to fulfill orders. We may be unable to manage our relationships with contract manufacturers effectively as they may experience delays, disruptions, capacity constraints or quality control problems in their manufacturing operations or otherwise fail to meet our future requirements for timely delivery. Similarly, to the extent that our contract manufacturers procure materials on our behalf, we may not benefit from any warranties received by the contract manufacturers from the suppliers or otherwise have recourse against the original supplier of the materials or even the contract manufacturer. In such circumstances, if the original supplier were to provide us or our contract manufacturers with faulty materials, we might not be able to recover the costs of such materials or be compensated for any damages that arise as a result of the inclusion of the faulty components in our products. For example, in March 2010, we discovered that a faulty capacitor from a third-party supplier was used in a discrete number of our communications modules.

One or more of our contract manufacturers may suffer an interruption in its business, or experience delays, disruptions or quality control problems in its manufacturing operations, or seek to terminate its relationship with us, or we may choose to change or add additional contract manufacturers for other reasons. Although the contract manufacturing services required to manufacture and assemble our products may be readily available from a number of established manufacturers, it is risky, time consuming and costly to qualify and implement contract manufacturer relationships.

Any of these risks could have a material adverse effect on our business, financial condition and results of operations.

We depend on a limited number of key suppliers and if such suppliers fail to provide us with sufficient quantities of components at acceptable levels of quality and at anticipated costs, our revenue and operating results could be materially and adversely affected.

Several of the components used in our products come from sole, limited source or geographically concentrated suppliers, such as Analog Devices and NEC Electronics America, Inc. Additionally, our suppliers are not typically contractually obligated to supply us with components in minimum quantities or at predetermined prices over the long term. Accordingly, we may be vulnerable to price increases, component quality issues, financial, natural disasters, or other difficulties faced by our suppliers, causing shortages or interruptions in supply of components and materials, including components that have been or will be discontinued, which could cause us to delay shipments to our utility customers. For example, some of our key suppliers are located in Japan and their ability to timely provide us with the necessary components used in our products was compromised as a result of the catastrophic earthquake and tsunami in March 2011. To help address these issues, we may purchase quantities of these items that are in excess of our estimated requirements. As a result, we could be forced to record excess and obsolete inventory charges to provide for these excess quantities and we may also be subject to pricing risk or carrying charges, which could harm our operating results.

If we experience any shortages due to reliance on a limited number of suppliers, commodity supply constraints, capacity constraints, natural disasters or price fluctuations related to the raw materials used, or if we are not able to procure components from alternate sources at acceptable prices and within a reasonable period of time, our reputation could suffer and our business, financial condition and results of operations could be materially and adversely effected. In addition, we may also be subject to contractual penalties if we fail to deliver our products and services on time.

Further, our utility customers may reschedule or cancel orders on relatively short notice. If our utility customers cancel orders after we have ordered the corresponding product from our suppliers, we may be forced to incur cancellation fees or to purchase products that we may not be able to resell, which could have a material adverse effect on our business, financial condition and results of operations.

Our business could be severely harmed by natural disasters or other catastrophes.

A significant catastrophic event such as war, acts of terrorism, natural disasters, such as earthquakes, or global threats, including, but not limited to, the outbreak of epidemic disease, could disrupt our operations and impair deployment of our Smart Energy Platform by our utility customers, interrupt critical functions, cause our suppliers to be unable to meet our demand for parts and equipment, reduce demand for our products, prevent our utility customers from honoring their contractual obligations to us or otherwise affect our business negatively. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or the deployment of our products, or the manufacture or shipment of our products, our business, operating results and financial condition could be materially and adversely affected.

We operate in a highly competitive industry and we compete against many companies with substantially greater financial and other resources, and our market share and results of operations may be reduced if we are unable to respond to our competitors effectively.

Competition in our market is intense and involves rapidly changing technologies, evolving industry standards, frequent new product introductions, and changes in customer requirements. To maintain and improve our competitive position, we must keep pace with the evolving needs of our utility customers and continue to develop and introduce new products, features and services in a timely and efficient manner. Our competitors range from small companies to very large and established companies. These competitors offer a variety of products and services related to the smart grid, and come from a number of industries, including traditional meter manufacturers, application developers, telecommunications and other service providers. We compete with traditional meter manufacturers that incorporate various communications technologies that provide some level of connectivity to the utility’s back office. Our key competitors currently include Echelon Corporation, Elster Group SE, Itron Inc., Landis+Gyr AG, and Sensus Metering Systems Inc. We also face competition from newer entrants that are providing specific narrowly focused products for the smart grid, including Coulomb Technologies Inc., E2O Communications Inc., Grid Net Inc., OPOWER Inc., SmartSynch, Inc. and Tendril Networks Inc. Furthermore, other large companies such as Alcatel-Lucent, AT&T Inc., The Boeing Company, Cisco Systems, Inc., International Business Machines Corporation, Motorola Solutions, Inc., Northrop Grumman Corporation, Siemens AG and Verizon Communications Inc. have announced plans to pursue business opportunities related to the smart grid. We anticipate that in the future, additional competitors will emerge that offer a broad range of competing products and services related to the smart grid.

Several of our competitors enjoy substantial competitive advantages such as:

•	greater name recognition and longer operating histories;

•	larger sales and marketing budgets and resources;

•	greater ability to integrate their products with existing systems;

•	broader distribution channels;

•	established relationships with existing and potential partners and utility customers;

•	lower labor and development costs; and

•	significantly greater financial, technical, customer support and other resources.

Some of these larger competitors have substantially broader product offerings and may be able to leverage the existing relationships they have with utilities. In some cases, our larger competitors are also currently vendors of ours, and they could decide in the future to develop their own products instead of working with us. Any inability to effectively manage these relationships could have a material adverse effect on our business, operating results, and financial condition, and accordingly affect our chances of success. In addition, some of our competitors may have larger patent portfolios than we have, which may provide them with a competitive advantage and may require us to engage in costly litigation to protect and defend our freedom to operate and/or intellectual property rights.

Conditions in our market could change rapidly and significantly as a result of technological advancements or market consolidation. The development and market acceptance of alternative technologies could decrease the demand for our products or render them obsolete. Our competitors may introduce products and services that are less costly, provide superior performance or achieve greater market acceptance than our products and services. In order to remain competitive, we may need to lower prices or attempt to add incremental features and functionality, which could negatively impact our revenue, billings, gross margin and financial condition. In addition, our larger competitors often have broader product lines and are in a better position to withstand any significant reduction in capital spending by utilities, and will therefore not be as susceptible to downturns in a particular market. If we are unable to compete successfully in the future, our business may be harmed.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, our financial performance may suffer.

We have substantially expanded our overall business, customer base, employee headcount and operations in recent periods both domestically and internationally. We increased our total number of regular full-time employees from 167 employees as of December 31, 2008 to 394 as of December 31, 2009 to 574 as of December 31, 2010 to 593 as of June 30, 2011. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our managerial, customer operations, research and development, sales and marketing, manufacturing, administrative, financial and other resources. If we are unable to manage our growth successfully, our operating results will suffer.

We rely on our management team and need additional personnel to grow our business, and the loss of one or more key employees or our inability to attract and retain qualified personnel could harm our business.

Our success and future growth depend on the skills, working relationships and continued services of our management team and other key personnel. The loss of any member of our senior management team, and in particular our Chief Executive Officer, could adversely affect our business. In addition, we have experienced changes recently in the composition of our senior management team and our current senior management team has only worked together for a relatively short period of time.

Our future success will also depend on our ability to attract, retain and motivate highly skilled management, product development, operations, sales, technical and other personnel in the United States and abroad. Even in today’s economic climate, competition for these types of personnel is intense, particularly in the Silicon Valley, where our headquarters are located. All of our employees in the United States work for us on an at-will basis. Given the lengthy sales cycles with utilities and deployment periods of our networking platform and solutions, the loss of key personnel could adversely affect our business.

Volatility or lack of performance in our stock price may also affect our ability to attract and retain our senior management and key personnel. Many of our longest-tenured employees, including members of our senior management and key personnel with deep institutional knowledge, hold significant vested stock options and shares of our common stock. Employees may be more likely to leave us if the shares they own or the shares underlying their vested stock options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of the options that they hold are significantly above the market price of our common stock. We may find it difficult to retain these employees following this offering. As a result of these factors, we may be unable to attract or retain qualified personnel. Our inability to attract and retain the necessary personnel could adversely affect our business.

Our ability to provide bid bonds, performance bonds or letters of credit is limited and could negatively affect our ability to bid on or enter into significant long-term agreements.

We have in the past been, and may in the future be, required to provide bid bonds or performance bonds to secure our performance under customer contracts or, in some cases, as a pre-requisite to submit a bid on a potential project. Our ability to obtain such bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation and external factors beyond our control, including the overall capacity of the surety market. Surety companies consider those factors in relation to the amount of our tangible net worth and other underwriting standards that may change from time to time. Surety companies may require that we collateralize a percentage of the bond with our cash or other form of credit enhancement. Events that affect surety markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. In addition, some of our utility customers also require collateral guarantees in the form of letters of credit to secure performance or to fund possible damages as the result of an event of default under our contracts with them. If we enter into significant long-term agreements that require the issuance of letters of credit, our liquidity could be negatively impacted. Our inability to obtain adequate bonding or letters of credit and, as a result, to bid or enter into significant long-term agreements, could have a material adverse effect on our future revenues and business prospects.

We are subject to international business uncertainties.

Our ability to grow our business and our future success will depend to a significant extent on our ability to expand our operations and customer base worldwide. Operating in international markets requires significant resources and management attention, and other than our operations in Australia, we have limited experience entering new geographic markets. There can be no assurance that our international efforts will be successful. International sales and operations may be subject to risks such as:

•	technology compatibility;

•	the imposition of government controls;

•	government expropriation of facilities;

•	lack of a well-established system of laws and enforcement of those laws;

•	lack of a legal system free of undue influence or corruption;

•	exposure to a business culture in which improper sales practices may be prevalent;

•	political instability;

•	terrorist activities;

•	restrictions on the import or export of critical technology;

•	currency exchange rate fluctuations;

•	adverse tax burdens;

•	lack of availability of qualified third-party financing;

•	generally longer receivable collection periods than in the United States;

•	trade restrictions;

•	changes in tariffs;

•	labor disruptions;

•	difficulties in staffing and managing foreign operations;

•	preference for local vendors;

•	burdens of complying with different permitting standards; and

•	a wide variety of foreign laws and obstacles to the repatriation of earnings and cash.

Fluctuations in the value of the U.S. dollar may impact our ability to compete in international markets. International expansion and market acceptance depend on our ability to modify our business approach and technology to take into account such factors as differing customer business models, product requirements and needs, the applicable regulatory and business environment, labor costs and other economic conditions. In addition, the laws of certain countries do not protect our intellectual property to the same extent as do the laws of the United States. There can be no assurance that these factors will not have a material adverse effect on our future international sales and, consequently, on our business, financial condition and results of operations.

Developments in data protection laws and regulations may affect technology relating to smart grid products and solutions, which could adversely affect the demand for our products and solutions.

Our products and services may be subject to data protection laws and regulations that impose a general framework for the collection, processing and use of personal data. Our networking platform and solutions rely on the transfer of data relating to individual energy use and may be affected by these laws and regulations. It is unclear how the regulations governing the transfer of personal data in connection with privacy requirements will further develop in the United States and internationally, and to what extent this may affect technology relating to smart grid products and solutions. This could have a material adverse effect on our business, financial condition and results of operations.

Adverse changes in general economic or political conditions in any of the major countries in which we do business could adversely affect our operating results.

Our business can be affected by a number of factors that are beyond our control, such as general geopolitical, economic, and business conditions. The recent global macroeconomic downturn had a negative effect on our business. Further, the recent worldwide financial and credit crisis has reduced the availability of liquidity and credit to fund the continuation and expansion of business operations worldwide. Even with economic recovery, it may take time for our utility customers or potential utility customers to establish new budgets and return to normal purchasing patterns. We cannot predict the reoccurrence of any economic slowdown or the strength or sustainability of the economic recovery, worldwide, in the United States or in our industry. These and other economic factors could adversely affect the demand for our products and services and, consequently, on our business, financial condition and results of operations.

There can be no assurance that a deterioration in financial markets will not impair our ability or our utility customers’ ability to obtain financing in the future, including, but not limited to, our or our utility customers’ ability to incur indebtedness if that became necessary. In addition, there could be a number of follow-on effects from the credit crisis on our business, including insolvency of certain of our key utility customers or suppliers, which could result in the inability of our utility customers to obtain credit to finance purchases of our products.

Our inability to acquire and integrate other businesses, products or technologies could seriously harm our competitive position.

In order to remain competitive, obtain key competencies or accelerate our time to market, we may seek to acquire additional businesses, products or technologies. To date, we have completed only one small acquisition, and we therefore have limited experience in successfully acquiring and integrating additional businesses, products or technologies. If we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms of the acquisition, financing the acquisition, or effectively integrating the acquired business, product or technology into our existing business and operations. We may have difficulty integrating acquired technologies or products with our existing products and services. Our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or customer issues. If we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted which could affect the market price of our stock. In addition, any acquisitions we are able to complete may not result in the synergies or any other benefits we had expected to achieve, which could result in substantial write-offs. Further, contemplating or completing an acquisition and integrating an acquired business, product or technology will significantly divert management and employee time and resources.

Our business may suffer if it is alleged or found that our products infringe the intellectual property rights of others.

Our industry is characterized by the existence of a large number of patents and by litigation based on allegations of infringement or other violations of intellectual property rights. Moreover, in recent years, individuals and groups have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements from companies like ours. From time to time, third parties have claimed and may continue to claim that we are infringing upon their patents or other intellectual property rights. For example, we are currently engaged in litigation as further described in “Business—Legal

Proceedings.” In addition, we may be contractually obligated to indemnify our utility customers or other third parties that use or resell our products in the event our products are alleged to infringe a third party’s intellectual property rights. Responding to such claims, regardless of their merit, can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand, and cause us to incur significant expenses. Even if we are indemnified against such costs, the indemnifying party may be unable to uphold its contractual obligations. Further, claims of intellectual property infringement might require us to redesign affected products, delay affected product offerings, enter into costly settlement or license agreements or pay costly damage awards or face a temporary or permanent injunction prohibiting us from marketing, selling or distributing the affected products. If we cannot or do not license the alleged infringed technology on reasonable terms or at all, or substitute similar technology from another source, our revenue and earnings could be adversely impacted. Additionally, our utility customers may not purchase our products if they are concerned that our products infringe third-party intellectual property rights. This could reduce the market opportunity for the sale of our products and services. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.

The success of our business depends on our ability to protect and enforce our intellectual property rights.

We rely on a combination of patent, trademark, trade dress, copyright, unfair competition and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights. These laws, procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third-party copying, infringement or use, which could adversely affect our competitive position.

As of June 30, 2011, we had 28 patents issued and 59 patent applications pending in the United States and, in foreign jurisdictions, we had six patents granted and 274 patent applications pending, which are collectively based on 53 U.S. patent applications. Our patents expire at various times between 2015 and 2030. We cannot ensure that any of our pending applications will be granted or that any of our issued patents will adequately protect our intellectual property. In addition, third parties have in the past and could in the future bring infringement, invalidity, co-inventorship, re-examination, or similar claims with respect to any of our currently issued patents or any patents that may be issued to us in the future. Any such claims, whether or not successful, could be extremely costly to defend, divert management’s attention and resources, damage our reputation and brand, and substantially harm our business and results of operations.

In order to protect or enforce our patent rights, protect our trade secrets or know-how, or determine the enforceability, scope and validity of the proprietary rights of others, we may initiate patent litigation or other proceedings against third parties, such as infringement suits or interference proceedings. Any lawsuits or proceedings that we initiate could be expensive, take significant time and divert management’s attention from other business concerns. Litigation and other proceedings also put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits or other proceedings that we initiate and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.

Some of our products rely on technologies developed or licensed by third parties. We may seek to license technology from third parties for future products and services. We may not be able to obtain or continue to obtain licenses and technologies from these third parties on commercially reasonable terms or at all. Our inability to retain our current third-party licenses or obtain third-party licenses required to develop new products or product enhancements could require us to obtain alternate technology that may be of lower quality or performance standards or at greater cost, or could require that we change our product and design plans, any of which could limit or delay our ability to manufacture and sell our products.

If we are unable to protect the confidentiality of our proprietary information, the value of our technology and products could be adversely affected.

In addition to patented technology, we rely on our unpatented technology and trade secrets. We generally seek to protect this information by confidentiality, non-disclosure and assignment of invention agreements with our employees and contractors and with parties with which we do business. These agreements may be breached and we may not have adequate remedies for any such breach. We cannot be certain that the steps we have taken will prevent unauthorized use or reverse engineering of our technology. Moreover, our trade secrets may be disclosed to or otherwise become known or be independently developed by competitors. To the extent that our employees, contractors, or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it would harm our ability to protect our rights and have a material adverse effect on our business, financial condition, and results of operations.

We use open source software in our products and services that may subject our products and services to general release or require us to re-engineer our products and services, which may cause harm to our business.

We use open source software in connection with our products and services. From time to time, companies that incorporate open source software into their products have faced claims challenging the ownership of open source software and/or compliance with open source license terms. Therefore, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. While we monitor the use of open source software in our products and services and try to ensure that none is used in a manner that would require us to disclose the source code to the related product or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur and we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our products, discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, operating results and financial condition.

Our business is subject to changing regulations regarding corporate governance and public disclosure that will increase both our costs and the risk of noncompliance.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the New York Stock Exchange. The requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and may also place undue strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and, in the future, internal control over financial reporting. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our prior period financial statements. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our internal control over financial reporting that we will be required to include in our periodic reports filed with the SEC, beginning for the year ending December 31, 2012 under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock.

In order to maintain the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we will need to expend significant resources and provide significant management oversight. We have a substantial effort ahead of us to implement appropriate processes, document our system of internal control over relevant processes, assess their design, remediate any deficiencies identified and test their operation. As a result, management’s attention may be diverted from other business concerns, which could harm our business, operating results and financial condition. These efforts will also involve substantial accounting-related costs. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange.

Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In the event that we are not able to demonstrate compliance with Section 404 of the Sarbanes-Oxley Act in a timely manner, that our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and our stock price could decline.

The Sarbanes-Oxley Act and the rules and regulations of the New York Stock Exchange will make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain or increase coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified directors, especially those directors who may be considered independent for purposes of the New York Stock Exchange rules, and officers may be curtailed.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

In the future, we may require additional capital to respond to business opportunities, challenges, acquisitions or unforeseen circumstances and may determine to engage in equity or debt financings or enter into credit facilities for other reasons. We may not be able to timely secure additional debt or equity financing on favorable terms, or at all. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

We may not be able to utilize a significant portion of our net operating loss or research tax credit carryforwards, which could adversely affect our operating results.

As of December 31, 2010, we had federal and state net operating loss carryforwards due to prior period losses, which if not utilized will begin to expire in 2024 and 2016 for federal and state purposes, respectively. We also have federal research tax credit carryforwards that will begin to expire in 2024. Realization of these net operating loss and research tax credit carryforwards is dependent upon future income, and there is a risk that our existing carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our operating results.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, our ability to utilize net operating loss carryforwards or other tax attributes, such as research tax credits, in any taxable year may be limited if we experience an “ownership change.” A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. This offering or future issuances of our stock could cause an “ownership change.” It is possible that an ownership change, or any future ownership change, could have a material effect on the use of our net operating loss carryforwards or other tax attributes, which could adversely affect our operations results. As of December 31, 2010, $84.9 million of the net operating loss carryforwards are subject to an annual limitation.

Our business and financial performance could be negatively impacted by changes in tax laws or regulations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Those enactments could adversely affect our domestic and international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. These events could require us or our utility customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our utility customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future utility customers may elect not to continue or purchase our products and services in the future. Additionally, new, changed, modified or newly interpreted or applied tax laws could increase our utility customers’ and our compliance, operating and other costs, as well as the costs of our products. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could adversely impact our business and financial performance.

Risks Related to this Offering and Ownership of Our Common Stock

There has been no prior market for our common stock, our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon closing of this offering or, if it does develop, it may not be sustainable. The trading prices of the securities of technology companies have been highly volatile. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our billings, revenue and other operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	ratings changes by any securities analysts who follow our company;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in operating performance and stock market valuations of utilities, technology companies generally, or those in our industry in particular;

•

political and consumer sentiment, including concerns over accuracy of advanced metering technology, economic impact on consumers, privacy, security, consumer choice and the safety, health and environmental aspects of smart grid technology;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets, and in particular the New York Stock Exchange on which our common stock will be listed, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business, operating results and financial condition.

A significant portion of our total outstanding shares may be sold into the market in the near future. If there are substantial sales of shares of our common stock, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, or if there is a large number of shares of our common stock available for sale. After this offering, we will have outstanding            shares of our common stock, based on the number of shares outstanding as of June 30, 2011. This includes the shares that we are selling in this offering, which may be resold in the public market immediately. The remaining            shares, or    % of our outstanding shares after this offering, are currently restricted as a result of market standoff and/or lock-up agreements but will be able to be sold in the near future as set forth below.

Date Available for Sale into Public Market	Number of Shares and % of Total Outstanding
Immediately after the date of this prospectus	shares, or %,
181 days after the date of this prospectus (subject to extension)	shares, or %, of which , or %, shares will be subject to limitations under Rules 144 and 701

After this offering, the holders of an aggregate of 114,664,844 shares of our common stock and 1,929,272 shares subject to warrants to purchase our common stock outstanding as of June 30, 2011 will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. All of these shares are subject to market standoff and lock-up agreements restricting their sale for 180 days, subject to extension, after the date of this prospectus. We also intend to register shares of common stock that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market standoff and lock-up agreements. Morgan Stanley & Co. LLC and Goldman, Sachs & Co. may, in their sole discretion, permit one or more parties who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

The market price of the shares of our common stock could decline as a result of sales of a substantial number of our shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including working capital, possible acquisitions and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We currently do not have and may never obtain research coverage by securities analysts, and industry analysts that currently cover us may cease to do so. If no securities analysts commence coverage of our company, or if industry analysts cease coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities analyst coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our directors, executive officers and principal stockholders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

After this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate,    % of our outstanding common stock. As a result, these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

•	delaying, deferring or preventing a change in control of us;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. In addition, the terms of our credit facility with Silicon Valley Bank currently restricts our ability to pay dividends. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share after giving effect to this offering of $            per share as of June 30, 2011, based on an assumed initial public offering price of $            per share, which is the midpoint of the range set forth on the cover of this prospectus, because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of warrants and stock options to purchase common stock and when we issue restricted stock to our employees under our equity incentive plans or otherwise issue additional shares of our common stock.

Delaware law and provisions in our amended and restated certificate of incorporation and bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and restated bylaws to be in effect immediately upon the closing of this offering will contain provisions that may make the acquisition of our company more difficult without the approval of our Board of Directors, including the following:

•	our Board of Directors will be classified into three classes of directors with staggered three-year terms;

•

only our chairman of the board, our lead independent director, our chief executive officer, our president or a majority of our Board of Directors will be authorized to call a special meeting of stockholders;

•	our stockholders will only be able to take action at a meeting of stockholders and not by written consent;

•	vacancies on our Board of Directors will be able to be filled only by our Board of Directors and not by stockholders;

•	directors may be removed from office only for cause;

•	our restated certificate of incorporation will authorize undesignated preferred stock, the terms of which may be established, and shares of which may be issued, without stockholder approval; and

•	advance notice procedures will apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

For information regarding these and other provisions, see “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus includes forward-looking statements. All statements, other than statements of historical fact, contained in this prospectus, including statements regarding our billings, revenue and other aspects of our future results of operations, financial position and cash flows, our business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “would,” “could,” “should,” “intend” and “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

This prospectus also contains estimates and other information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications, surveys and forecasts, including those generated by Pike Research. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we believe the information in these industry publications, surveys and forecasts is reliable, we have not independently verified the accuracy or completeness of the information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors including those described in “Risk Factors.”

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $             million, assuming an initial public offering price of $             per share (the midpoint of the range listed on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses.

The principal purposes of this offering are to create a public market for our common stock, obtain additional capital, facilitate our future access to the public equity markets, increase awareness of our company among potential utility customers and improve our competitive position. We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes. Additionally, we may choose to expand our current business through acquisitions of, or investments in, other businesses, products or technologies, using cash or shares of our common stock. However, we have no commitments with respect to any such acquisitions or investments at this time.

Pending the use of proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to declare or pay any dividends in the foreseeable future. Any future determination to pay dividends on our capital stock will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors that our Board of Directors considers relevant. In addition, the terms of our credit facility with Silicon Valley Bank currently restrict our ability to pay dividends.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2011 on:

•	an actual basis;

•

a pro forma basis to give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 111,831,844 shares of our common stock, the reclassification of the preferred stock warrant liability to additional paid-in capital and the vesting and issuance of 354,984 shares of common stock to the holders of restricted stock units, each immediately prior to the closing of this offering; and

•

a pro forma as adjusted basis to reflect the pro forma adjustments described above and the issuance and sale of             shares of common stock in this offering, and the receipt of the net proceeds from our sale of these shares at an assumed offering price of $             per share, the midpoint of the range listed on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

The information below is illustrative only and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in this table together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	June 30, 2011
	Actual	Pro Forma	Pro Forma As Adjusted(1)

		(in thousands)
Capital lease obligations	$2,758	$2,758	$
Preferred stock warrant liability	16,665	—		—
Stockholders’ equity (deficit):
Convertible preferred stock, $0.001 par value; 130,357,703 shares authorized and 111,831,844 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	270,725	—		—
Common stock, $0.001 par value; 190,357,703 shares authorized and 17,709,872 shares issued and outstanding, actual; 190,357,703 shares authorized and 129,896,700 shares issued and outstanding, pro forma; and shares authorized and shares issued and outstanding, pro forma as adjusted	18	130
Additional paid-in capital	26,907	317,877
Accumulated other comprehensive income	68	68
Accumulated deficit	(422,767)	(426,459)

Total stockholders’ equity (deficit)	(395,744)	(108,384)

Total capitalization	$(105,626)	$(105,626)	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the amount of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $             million, assuming the number of shares offered, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of one million shares in the number of shares offered would increase (decrease), additional paid-in capital, total stockholders’ equity and total capitalization by approximately $             million, assuming the

assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares shown as issued and outstanding in the table is based on the number of shares of our common stock outstanding and excludes the following, in each case as of June 30, 2011:

•	27,371,033 shares of common stock issuable upon the exercise of options outstanding under our equity incentive plans with a weighted average exercise price of approximately $3.94 per share;

•	989,049 shares of common stock issuable upon the settlement of restricted stock units outstanding under our equity incentive plans, 354,984 of which will be issued upon the closing of this offering;

•

250,000 shares of common stock issuable upon exercise of a warrant at an exercise price of $0.001 per share, 262,607 shares of convertible preferred stock issuable upon exercise of warrants that will convert into warrants to purchase the same number of shares of common stock upon closing of this offering, with a weighted-average exercise price of approximately $1.86 per share, and 1,666,665 shares of convertible preferred stock issuable upon exercise of warrants that will expire upon the closing of this offering, if they have not been previously exercised, with a weighted-average exercise price of $1.50 per share;

•	1,366,709 shares of common stock available for future issuance under our existing equity incentive plans;

•	17,000,000 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan, which will become effective upon the closing of this offering; and

•	2,000,000 shares of common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan, which will be become effective upon the closing of this offering.

DILUTION

If you invest in our common stock, you will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value per share of our common stock after this offering. Dilution will result from the fact that the per share offering price of our common stock is substantially in excess of the book value per share attributable to the existing stockholders for our currently outstanding common stock.

As of June 30, 2011, our pro forma net tangible book value was approximately $(111.9) million, or $(0.86) per share of common stock. Pro forma net tangible book value per share represents the amount of our tangible assets less our liabilities divided by the number of shares of outstanding stock, after giving effect to the automatic conversion of our convertible preferred stock into an aggregate of 111,831,844 shares of our common stock, the reclassification of the preferred stock warrant liability to additional paid-in capital and the vesting and issuance of 354,984 shares of common stock to the holders of restricted stock units, each immediately prior to the closing of this offering. The net tangible book value includes deferred revenue and the associated deferred cost of revenue.

Our pro forma as adjusted net tangible book value as of June 30, 2011 was $             million, or $             per share of common stock; pro forma as adjusted net tangible book value per share reflects the pro forma adjustments described above and further reflects the sale of             shares of common stock in this offering at an assumed offering price of $             per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to existing stockholders and immediate dilution of $             per share to new investors purchasing shares in the offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2011	$(0.86)
Increase per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $             per share and the dilution to new investors by $             per share, assuming the number of shares offered, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $             per share and the dilution to new investors by $             per share, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us. If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $             per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $             per share of common stock.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2011, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering at the assumed offering price of $             per share, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%			%
New investors

Total		100%			100%

The number of shares shown as issued and outstanding in the table is based on the number of shares of our common stock outstanding and excludes the following, in each case as of June 30, 2011:

•	27,371,033 shares of common stock issuable upon the exercise of options outstanding under our equity incentive plans with a weighted average exercise price of approximately $3.94 per share;

•	989,049 shares of common stock issuable upon the settlement of restricted stock units outstanding under our equity incentive plans, 354,984 of which will be issued upon the closing of this offering;

•

250,000 shares of common stock issuable upon exercise of a warrant at an exercise price of $0.001 per share, 262,607 shares of convertible preferred stock issuable upon exercise of warrants that will convert into warrants to purchase the same number of shares of common stock upon closing of this offering, with a weighted-average exercise price of approximately $1.86 per share, and 1,666,665 shares of convertible preferred stock issuable upon exercise of warrants that will expire upon the closing of this offering, if they have not been previously exercised, with a weighted-average exercise price of $1.50 per share;

•	1,366,709 shares of common stock available for future issuance under our existing equity incentive plans;

•	17,000,000 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan, which will become effective upon the closing of this offering; and

•	2,000,000 shares of common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan, which will be become effective upon the closing of this offering.

To the extent that any outstanding options or warrants are exercised, shares of common stock are issued upon the settlement of restricted stock units, new options or restricted stock units are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, including if the underwriters exercise their over-allotment option, there will be further dilution to investors participating in this offering. If all outstanding options, restricted stock units and warrants as of June 30, 2011 were exercised or settled, as applicable, for shares of our common stock, then our existing stockholders, including the holders of these securities, would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the closing of this offering. In such event, the total consideration paid by our existing stockholders, including the holders of these securities, would be approximately $             million, or     %, the total consideration paid by our new investors would be $             million, or     %, the average price per share paid by our existing stockholders would be $             and the average price per share paid by our new investors would be $            .

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value per share would be $            , the increase in pro forma net tangible book value per share to existing stockholders would be $             and the dilution per share to new investors purchasing shares in this offering would be $            .

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the following consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and consolidated balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the following consolidated statements of operations data for the years ended December 31, 2006 and 2007 and consolidated balance sheet data as of December 31, 2006, 2007 and 2008 from our audited consolidated financial statements not included in this prospectus. We have derived the following consolidated statements of operations data for the six months ended June 30, 2010 and 2011 and the consolidated balance sheet data as of June 30, 2011 from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements include, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of our results to be expected for the remainder of 2011 or in any future period. The summary of our consolidated financial data set forth below should be read together with our consolidated financial statements, related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
						(unaudited)
			(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue, net	$200	$52	$58	$3,297	$70,224	$21,736	$115,498
Cost of revenue(1)	2,117	8,758	12,263	40,060	120,248	53,628	108,978

Gross profit (loss)	(1,917)	(8,706)	(12,205)	(36,763)	(50,024)	(31,892)	6,520

Operating expenses:(1)
Research and development	8,124	12,375	17,009	25,518	47,022	21,684	28,644
Sales and marketing	1,631	2,231	4,639	14,869	21,063	9,265	12,758
General and administrative	1,214	1,883	5,699	18,388	27,475	13,699	18,531
Legal settlements and amortization of acquired intangibles	—	—	—	4,533	166	66	1,066

Total operating expenses	10,969	16,489	27,347	63,308	95,726	44,714	60,999

Operating loss	(12,886)	(25,195)	(39,552)	(100,071)	(145,750)	(76,606)	(54,479)
Other income (expense), net	(649)	(1,412)	(830)	(13,212)	(2,553)	(341)	286

Loss before income taxes	(13,535)	(26,607)	(40,382)	(113,283)	(148,303)	(76,947)	(54,193)
Provision for income taxes	1	1	9	180	146	79	196

Net loss	$(13,536)	$(26,608)	$(40,391)	$(113,463)	$(148,449)	$(77,026)	$(54,389)

Net loss per share, basic and diluted	$(1.91)	$(3.02)	$(3.69)	$(8.48)	$(9.20)	$(4.92)	$(3.11)

Weighted average shares used to compute net loss per share, basic and diluted	7,091	8,823	10,935	13,384	16,135	15,645	17,492

Pro forma net loss per share, basic and diluted (unaudited)(2)					$(1.14)		$(0.42)

Pro forma weighted-average shares used to compute pro forma net loss per share, basic and diluted (unaudited)(2)					127,967		129,575

(footnotes on next page)

(1)	Includes stock-based compensation expense and common stock warrant issuance cost as follows:

	Year Ended December 31,					Six Months Ended June 30,
	2006	2007	2008	2009	2010	2010	2011
						(unaudited)
	(in thousands)
Stock-based compensation expense and common stock warrant issuance cost:
Cost of revenue	$—	$24	$76	$205	$1,411	$571	$1,266
Research and development	14	43	110	385	1,684	793	1,554
Sales and marketing	—	19	198	530	1,288	589	1,063
General and administrative(A)	18	106	315	932	2,164	1,090	5,305

Total stock-based compensation expense and common stock warrant issuance cost	$32	$192	$699	$2,052	$6,547	$3,043	$9,188

(A)	General and administrative expense for the six months ended June 30, 2011 includes a $2.5 million expense for the issuance of a fully vested common stock warrant to purchase 250,000 shares of our common stock to a third party for purposes of establishing a charitable foundation following this offering.

(2)	Pro forma basic and diluted net loss per share have been calculated by dividing net loss for the period by the weighted average number of shares of common stock outstanding during the period, net of weighted-average shares subject to repurchase, giving effect to (a) the assumed conversion of all outstanding shares of our preferred stock into shares of common stock upon the closing of this offering, and (b) the reclassification of the preferred stock warrant liability to additional paid-in capital, each as of the original date of issuance of the respective shares and preferred stock warrants. See Note 1 to our consolidated financial statements for more information on our calculation of pro forma net loss per share.

	December 31,					June 30, 2011
	2006	2007	2008	2009	2010
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$146	$12,678	$50,753	$112,182	$67,855	$49,665
Restricted cash	—	87	1,587	11,228	13,967	6,508
Deferred cost of revenue	—	325	10,916	158,463	257,494	240,261
Total assets	1,743	17,475	83,008	361,734	432,212	404,023
Deferred revenue	—	493	17,937	210,247	401,381	412,748
Long-term debt and capital lease obligations	5,841	2,901	2,798	221	3,409	2,758
Convertible preferred stock	28,790	71,665	145,705	270,739	270,725	270,725
Stockholders’ equity (deficit)	(35,413)	(61,481)	(101,082)	(210,389)	(351,047)	(395,774)

Other Financial Measures

We believe that our results of operations under generally accepted accounting principles, or GAAP, when considered in isolation, may only provide limited insight into the performance of our business in any given period. As a result, we manage our business, make planning decisions, evaluate our performance and allocate resources by assessing non-GAAP measures such as billings, cost of billings, and gross profit (loss) on billings, in addition to other financial measures presented in accordance with GAAP. We believe that these non-GAAP measures offer valuable supplemental information regarding the performance of our business, and will help investors better understand the sales volumes, and gross margin and profitability trends, as well as the cash flow characteristics of our business. These non-GAAP measures should not be considered in isolation from, are not a substitute for, and do not purport to be an alternative to, revenue, cost of revenue, gross profit (loss) or any other performance measure derived in accordance with GAAP.

Billings represent amounts invoiced for products for which ownership, typically evidenced by title and risk of loss, has transferred or services that have been provided to the customer, and for which payment is expected to be made in accordance with normal payment terms. Billings exclude amounts for undelivered products, future customer support, managed services and SaaS, extended warranty obligations, and amounts paid or payable to customers. Billings are initially recorded as deferred revenue and are recognized as revenue when all revenue recognition criteria have been met under our accounting policies as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Revenue Recognition.” We reconcile revenue to billings by adding revenue to the change in deferred revenue in a given period.

Cost of billings represents the cost associated with products and services that have been delivered to the customer, excluding stock-based compensation and amortization of intangibles. Cost of hardware shipments for which revenue is not recognized in the period incurred is recorded as deferred cost of revenue. Deferred cost of revenue is expensed in the statement of operations as cost of revenue when the corresponding revenue is recognized. Costs related to services are expensed in the period incurred. We reconcile cost of revenue to cost of billings by adding cost of revenue to the change in deferred cost of revenue, less stock-based compensation and amortization of intangibles included in cost of revenue, in a given period.

Gross profit (loss) on billings is the difference between billings and cost of billings.

The non-GAAP financial measures set forth below for the years ended December 31, 2008, 2009 and 2010 have been derived from our audited financial statements. The non-GAAP financial measures set forth below for the six months ended June 30, 2010 and 2011 have been derived from our unaudited financial statements. Reconciliations to the comparable GAAP measures are contained in the notes below.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(unaudited, in thousands, except percentages)
Billings(1)	$17,502	$195,607	$261,358	$125,234	$126,865
Cost of billings(2)	22,778	187,402	217,708	109,551	90,383

Gross profit (loss) on billings(3)	$(5,276)	$8,205	$43,650	$15,683	$36,482

Gross margin on billings	(30)%	4%	17%	13%	29%

(footnotes on next page)

(1)	The following table reconciles revenue to billings:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(unaudited, in thousands)
Revenue, net	$58	$3,297	$70,224	$21,736	$115,498
Deferred revenue, end of period	17,937	210,247	401,381	313,745	412,748
Less: Deferred revenue, beginning of period	(493)	(17,937)	(210,247)	(210,247)	(401,381)

Billings	$17,502	$195,607	$261,358	$125,234	$126,865

(2)	The following table reconciles cost of revenue to cost of billings:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(unaudited, in thousands)
Cost of revenue	$12,263	$40,060	$120,248	$53,628	$108,978
Deferred cost of revenue, end of period	10,916	158,463	257,494	215,021	240,261
Less: Deferred cost of revenue, beginning of period	(325)	(10,916)	(158,463)	(158,463)	(257,494)
Less: Stock-based compensation included in cost of revenue	(76)	(205)	(1,411)	(571)	(1,266)
Less: Amortization of intangibles included in cost of revenue	—	—	(160)	(64)	(96)

Cost of billings	$22,778	$187,402	$217,708	$109,551	$90,383

(3)	The following table reconciles gross profit (loss) to gross profit (loss) on billings:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(unaudited, in thousands)
Gross profit (loss)	$(12,205)	$(36,763)	$(50,024)	$(31,892)	$6,520
Deferred revenue, end of period	17,937	210,247	401,381	313,745	412,748
Less: Deferred revenue, beginning of period	(493)	(17,937)	(210,247)	(210,247)	(401,381)
Less: Deferred cost of revenue, end of period	(10,916)	(158,463)	(257,494)	(215,021)	(240,261)
Deferred cost of revenue, beginning of period	325	10,916	158,463	158,463	257,494
Stock-based compensation included in cost of revenue	76	205	1,411	571	1,266
Amortization of intangibles included in cost of revenue	—	—	160	64	96

Gross profit (loss) on billings	$(5,276)	$8,205	$43,650	$15,683	$36,482

Non-GAAP measures have limitations and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	our non-GAAP measures do not reflect the effect of customer acceptance provisions as required under GAAP;

•

our non-GAAP measures do not reflect the effect of contingent revenue recognition limits due to potential refunds and penalty provisions related to future delivery or performance as required under GAAP;

•

our non-GAAP measures are based on contractual invoiced amounts and therefore do not reflect the effect of relative selling price allocations between separate units of accounting as required under GAAP;

•	our non-GAAP measures do not reflect the impact of issuing equity-based compensation to our management team and employees or in connection with acquisitions;

•	our non-GAAP measures do not reflect the impact of the amortization of acquired intangibles arising from acquisitions; and

•

other companies, including companies in our industry, may not use such measures, may calculate non-GAAP measures differently or may use other financial measures to evaluate their performance, all of which reduce the usefulness of our non-GAAP measures as comparative measures.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the information set forth under “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The statements in this discussion regarding our expectations of our future performance, liquidity and capital resources, and other non-historical statements in this discussion, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under “Risk Factors” and elsewhere in this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Business Overview

We provide a leading networking platform and solutions that enable utilities to transform the power grid infrastructure into the smart grid. The smart grid intelligently connects millions of devices that generate, control, monitor and consume power, providing timely information and control to both utilities and consumers. We believe that the application of networking technology to the power grid has the potential to transform the energy industry through better communication just as the application of networking technology to the computing industry enabled the Internet.

We believe the power grid is one of the most significant elements of contemporary industrial infrastructure that has yet to be extensively networked with modern technology. We were founded in 2002 to address this challenge, pioneering a fundamentally new approach to connect utilities with millions of devices on the power grid. We believe our technology will yield significant benefits to utilities, consumers and the environment, both in the near term and the future. These benefits include more efficient management of energy, improved grid reliability, capital and operational savings, the ability to pursue new initiatives, consumer empowerment, and assistance in complying with evolving regulatory mandates through reduced carbon emissions. We believe these benefits will fundamentally transform the world’s relationship with energy.

The foundation of our technology is a standards-based and secure IP-based network. Our networking platform provides two-way communications between the utility back office and devices on the power grid. In addition to our networking platform, we offer a suite of solutions that run on top of our network and complementary services, all of which we collectively refer to as our Smart Energy Platform. Our solutions include advanced metering, which allows utilities to automate a number of manual processes and improve operational efficiencies, offer flexible pricing programs to consumers, and improve customer service with faster outage detection and restoration; distribution automation, which provides utilities with real-time visibility into the health of the grid, enabling better management and control of power distribution assets to improve grid reliability; and demand-side management, which enables utilities to offer consumers a variety of programs and incentives to use energy more efficiently and reduce usage at times of peak demand. Our service offerings include professional services to implement our products, managed services and SaaS, to assist utilities with managing the network and solutions, and ongoing customer support. Our Smart Energy Platform comprises hardware, software and services and combines with devices manufactured by third-party partners to form end-to-end smart grid offerings. We have architected our networking platform to support multiple current and future smart grid solutions. As a result, we believe utilities can increase the value of their network investment as they deploy additional solutions.

We market our Smart Energy Platform directly to utilities around the world. Leading utilities have selected our networking platform to be the foundation of the smart grid. Since inception, we have been awarded contracts to network more than 17 million Silver Spring-enabled devices that connect homes and businesses, of which eight million have been networked as of June 30, 2011. Our utility customers, as of June 30, 2011, include: Atlantic City Electric Company, a subsidiary of PHI; Baltimore Gas and Electric Company, a subsidiary of Constellation Energy Group; CHED; Delmarva Power and Light Company, a subsidiary of PHI; FPL; Guelph

Hydro Electric Systems, Inc; Jemena Electricity Networks (Vic) Ltd; MID; OG&E; PG&E; Potomac Electric Power Company, a subsidiary of PHI; and Sacramento Municipal Utility District.

We have achieved significant growth in our business in a short period of time. To date, a substantial majority of our revenue and billings has been attributable to a limited number of utility customer deployments of our networking platform and advanced metering solution. For the years ended December 31, 2008, 2009 and 2010 our total revenue was $58,000, $3.3 million and $70.2 million, respectively. In the same periods, we generated billings of $17.5 million, $195.6 million and $261.4 million, respectively. For the six months ended June 30, 2010 and 2011, our revenue increased from $21.7 million to $115.5 million and our billings increased from $125.2 million to $126.9 million. Additionally, for the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, we incurred gross profit (loss) of $(12.2) million, $(36.8) million, $(50.0) million and $6.5 million, respectively, and incurred net loss of $(40.4) million, $(113.5) million, $(148.4) million and $(54.4) million, respectively. Please see “Selected Consolidated Financial Measures—Other Financial Data” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Key Elements of Operating and Financial Performance” for more information on billings.

Key Milestones

In 2002, we founded the company with a vision of developing a networking platform that allows utilities to transform the power grid infrastructure into the smart grid. We have delivered our Smart Energy Platform to a number of industry-leading utilities and our objective is to become the industry standard for utilities worldwide. Key milestones in our development include:

2007 to 2008

•

In 2007, we launched our first large-scale pilot with FPL to network 100,000 homes and businesses in south Florida. The success of this project led to a full deployment agreement for our networking platform and advanced metering solution across FPL’s entire service territory encompassing more than four million homes and businesses.

•

In 2008, after successful completion of a pilot program, we entered into an agreement with PG&E for the full deployment of our networking platform and advanced metering solution encompassing more than five million homes and businesses across PG&E’s more than 70,000 square-mile service territory.

•	Also in 2008, we signed an agreement to provide our first sale of our distribution automation solution, and signed an agreement with our first customer in Australia.

2009

•	We signed additional agreements with four utility customers representing approximately 4.4 million homes and businesses.

•

In the second half of 2009, we began investing more heavily in our managed services and SaaS infrastructure to support our customer deployments. We subsequently signed our first long-term managed services agreements in 2010 with PG&E and FPL.

•	In October 2009, we acquired Greenbox Technology, an innovative provider of a consumer-facing web portal that evolved into CustomerIQ, the cornerstone of our demand-side management solution.

•	As of December 31, 2009, our utility customers had networked approximately 2.0 million Silver Spring-enabled devices that connect homes and businesses using our networking platform.

2010

•	We signed additional agreements with two utility customers representing approximately 2.0 million homes and businesses.

•	We deployed the first large pilot of our demand-side management solution in support of OG&E’s Smart Energy Together peak reduction program.

•	We established an office and added personnel in Brazil, as well as hired our first employees in Europe. We also deployed our first pilot programs in Brazil and Europe.

•	As of December 31, 2010, our utility customers had networked 5.6 million Silver Spring-enabled devices that connect homes and businesses using our networking platform.

2011

•	We announced an expanded relationship with OG&E, which included the deployment of CustomerIQ to all 775,000 homes and businesses in OG&E’s service territory.

•

We launched our UtilityIQ Power Monitor application, leveraging the distributed intelligence in our networking devices to enable utility customers to monitor power-quality metrics throughout their service territory.

•

As of June 30, 2011, our utility customers had networked more than eight million Silver Spring-enabled devices that connect homes and businesses using our networking platform, and we had more than 25 pilot projects in progress across the United States, Australia, South America, Europe and Asia.

Factors Affecting our Performance

The Pace of Smart Grid Adoption

Our financial performance is correlated to the pace of adoption of the smart grid in the utility industry. The adoption of the smart grid is evolving and is impacted by multiple factors. In 2010, the rate of smart grid adoption slowed due to uncertainty surrounding the timing and tax treatment of U.S. government stimulus funding, negative publicity and consumer opposition, and regulatory investigations. These uncertainties caused many potential utility customers that had been considering smart grid programs in the United States to further evaluate their smart grid initiatives and delay their procurement processes. We expect the effect of the delay in awards caused by these factors to result in lower billings in 2011 compared to 2010. To date in 2011, we have seen an increase in smart grid-related requests for proposal and believe many utilities will move forward with their smart grid initiatives.

Long and Unpredictable Sales Cycles

Sales cycles with utilities tend to be long and unpredictable. Sales cycles can be subject to multiple trial deployments, or pilots, before a full deployment contract is awarded. In addition, our utility customers typically need to obtain regulatory approval for these deployments. As a result, our billings can fluctuate significantly from period to period.

Customer Acceptance Provisions Impact Timing of Revenue Recognition

Our sales are generally made pursuant to MSAs. Our customer arrangements provide that we may bill and collect for products when ownership has transferred and for services when they have been provided. We typically cannot, however, recognize revenue before customer acceptance is received. Our MSAs for each customer include initial acceptance provisions, followed by subsequent acceptances as the deployment progresses. The time to achieve these specific performance levels varies based on several factors, which may include the size and density of a utility’s service territory and the complexity of a utility’s deployment plan. Until acceptance and all other revenue recognition criteria have been met, our billings are recorded as deferred revenue. Accordingly, we manage our business, make planning decisions, and evaluate our performance by assessing billings, which is closely aligned with our sales volume and trends, and cash flow characteristics of our business. For the years ended December 31, 2008, 2009 and 2010 our total revenue was $58,000, $3.3 million and $70.2 million, respectively. For the same periods, we generated billings of $17.5 million, $195.6 million and $261.4 million, respectively. See “Selected Consolidated Financial Data—Other Financial Measures” for more information on billings.

Reliance on Third-Party Manufacturers

The sale of our hardware is the primary driver of our product revenue. We outsource the manufacturing of our hardware products to third-party contract manufacturers. Accordingly, a significant portion of our cost of revenues and substantially all of our deferred costs consist of payments to our contract manufacturers. Our contract manufacturers generally secure capacity and procure component inventory on our behalf based on a rolling forecast. To protect against component shortages and to provide replacement parts for our service teams, we manage our supply chain with third-party meter manufacturers and contract manufacturers to establish adequate quantities of key components. As part of our design review process, we also attempt to identify alternative or substitute parts for single-source components to further mitigate the risk of shortages.

Although we gain significant benefits from outsourcing manufacturing, it results in less control over the manufacturing process, exposing us to risks, including reduced control over quality assurance, product costs and product supply. For example, in March 31, 2010, we discovered a faulty capacitor used by a contract manufacturer in a version of our communications module, resulting in charges to cost of product revenue of $6.3 million and $12.5 million in the year ended December 31, 2009 and the three months ended March 31, 2010, respectively. During 2010, we improved our manufacturing quality control programs, increased our supply chain management team headcount and formalized our component qualification programs.

Product Costs

Our objective is to continue to improve product gross margins through engineering design cost reductions, higher volume purchasing, elimination of single-source parts and additional economies of scale. We leverage the production capacity of our third-party contract manufacturers to maintain production volume capacity, benefit from volume component buying power and preserve long-term flexibility over our supply chain. Our gross margins on billings have increased from 4% to 17% for the years ended December 31, 2009 and 2010, respectively. For the same periods, on a GAAP basis, our gross margins were (1,115)% and (71)%, respectively. See “Selected Consolidated Financial Data—Other Financial Measures” for more information on cost of billings and gross profit (loss) on billings.

International Expansion

Our future growth will depend, in part, on our ability to increase sales of our Smart Energy Platform internationally. Historically, the majority of our revenue has been generated from the United States and Australia. In 2010, international utility customers accounted for 3% of revenue and 16% of our billings, compared to 2% of our revenue and 6% of our billings in 2009, primarily from utility customers located in Australia. We intend to aggressively pursue new utility customers internationally, which may increase operating expenses in the near term and may not result in revenues until future periods, if at all.

Investments in Growth

We believe the smart grid market is still in its infancy and our objective is to continue to invest for long-term growth. We expect to continue to invest heavily in our research and development initiatives to expand the capabilities of our Smart Energy Platform. In addition, we expect to continue to aggressively expand our sales organization and partnerships to market our solutions both in the United States and internationally. We expect to continue to incur losses in future years as we continue to invest in our growth.

Key Elements of Operating and Financial Performance

We monitor the key elements of our operating and financial performance set forth below to help us evaluate growth trends, determine investment priorities, establish budgets, measure the effectiveness of our sales efforts and assess operational efficiencies. These key elements of operating and financial performance include certain non-GAAP measures which consist of billings, cost of billings and gross profit (loss) on billings. For more information regarding our use of non-GAAP measures, see “Selected Consolidated Financial Data—Other Financial Measures.”

Revenue

We derive revenue from sales of products and services that enable utility customers to deploy our Smart Energy Platform. In 2010, product revenue represented 94% and service revenue represented 6% of our total revenue. In the six months ended June 30, 2011, product revenue represented 90% and service revenue represented 10% of our total revenue.

Our product revenue is derived from sales of hardware such as communications modules, access points, relays and bridges, and software. To date, in our typical utility customer deployments, we have sold our communications modules to meter manufacturers and our other hardware and software products directly to our utility customers. However, when requested by our utility customers, we have sold third-party devices such as meters integrated with our communications modules directly to our utility customers.

Our service revenue includes fees for professional services, managed services and SaaS, and ongoing customer support.

To date, a substantial majority of our revenue is attributable to a limited number of utility customer deployments of our advanced metering solution. In 2010, the deployments for FPL, PG&E and MID represented 37%, 33%, and 21% of our revenue, respectively.

Each of these total revenue percentages includes amounts related to the utility customers’ deployments that were billed directly to our meter manufacturers, as well as direct revenue from our utility customers. We expect that a limited number of utility customers will continue to account for a substantial portion of our revenue in future periods although these utility customers have varied and are likely to vary from period to period.

Billings

Billings represent amounts invoiced for products for which ownership, typically evidenced by title and risk of loss, has transferred or services that have been provided to the customer, and for which payment is expected to be made in accordance with normal payment terms. Billings exclude amounts for undelivered products, future customer support, managed services and SaaS, extended warranty obligations, and amounts paid or payable to customers. Billings are initially recorded as deferred revenue and are recognized as revenue when all revenue recognition criteria have been met under our accounting policies as described in “—Critical Accounting Policies and Estimates—Revenue Recognition.” We reconcile revenue to billings by adding revenue to the change in deferred revenue in a given period.

To date, a substantial portion of our billings is attributable to deployments by a small number of utility customers and to sales of our communications modules to meter manufacturers that fulfill the meters for deployments attributable to these utility customers. In 2010, the deployments for PG&E, FPL, subsidiaries of PHI, and CHED represented 39%, 19%, 12% and 10% of our billings, respectively.

Each of these total billings percentages includes amounts related to the utility customers’ deployments that were billed directly to our meter manufacturers, as well as direct billings to our utility customers.

Cost of Revenue and Gross Profit (Loss)

Product cost of revenue consists of contract manufacturing costs, including raw materials, component parts and associated freight, and normal yield loss in the period in which we recognize the related revenue. In addition, product cost of revenue includes compensation, benefits and stock-based compensation provided to our supply chain management personnel, and overhead and other direct costs, which are recognized in the period in which we recognize the related revenue. Further, we recognize certain costs, including logistics costs, manufacturing ramp-up costs, expenses for inventory obsolescence, warranty obligations, lower of cost or market adjustments to inventory, and amortization of intangibles, in the period in which they are incurred or can be reasonably estimated. We record a lower of cost or market adjustment in instances where the selling price of the products delivered or expected to be delivered is less than cost. We also include the cost of third-party devices in cost of revenue in instances when our utility customers contract with us directly for such devices. In accordance with our accounting policies, we recognize product cost of revenue in the periods we recognize the related revenue.

Service cost of revenue includes compensation and related costs for our service delivery, customer operations and customer support personnel, facilities and infrastructure cost and depreciation, and data center costs. In accordance with our accounting policies, we recognize service cost of revenue in the period in which it is incurred even though the associated service revenue may be required to be deferred as described under “—Critical Accounting Policies and Estimates—Revenue Recognition.”

Our gross profit (loss) varies from period to period based on the volume, average selling prices, and mix of products and services recognized as revenue, as well as product and service costs, expense for warranty obligations, and inventory write-downs. The timing of revenue recognition and related costs, which depends primarily on customer acceptance, can fluctuate significantly from period to period and have a material impact on our gross profit and gross margin results.

Cost of Billings and Gross Profit (Loss) on Billings

Cost of billings represents the cost associated with products and services that have been delivered to the customer, excluding stock-based compensation and amortization of acquired intangibles. Cost of hardware shipments for which revenue is not recognized in the period incurred is recorded as deferred cost of revenue. Deferred cost of revenue is expensed in the statement of operations as cost of revenue when the corresponding revenue is recognized. Costs related to invoiced services are expensed in the period incurred. We reconcile cost of revenue to cost of billings by adding cost of revenue and the change in deferred cost of revenue, less stock-based compensation and amortization of intangibles, included in cost of revenue in a given period.

Gross profit (loss) on billings is the difference between billings and cost of billings.

Operating Expenses

Operating expenses consist of research and development, sales and marketing, and general and administrative expenses, as well as legal settlement expenses and amortization of acquired intangibles. Personnel-related expense represents a significant component of our operating expenses. Our regular full-time employee headcount grew from 167 as of December 31, 2008 to 394 as of December 31, 2009 to 574 as of December 31, 2010 and to 593 as of June 30, 2011.

Research and Development

Research and development expense represents the largest component of our operating expenses and consists primarily of:

•	compensation, benefits and stock-based compensation provided to our hardware and software engineering personnel, as well as facility costs and other related overhead;

•	cost of prototypes and test equipment relating to the development of new products and the enhancement of existing products; and

•	fees for design, testing, consulting, legal and other related services.

We expense our research and development costs as they are incurred.

Sales and Marketing

Sales and marketing expense consists primarily of:

•	compensation, benefits, sales commissions and stock-based compensation provided to our sales, marketing and business development personnel, as well as facility costs and other related overhead;

•	marketing programs, including expenses associated with industry events and trade shows; and

•	travel costs.

General and Administrative

General and administrative expense consists primarily of:

•	compensation, benefits and stock-based compensation provided to our executive, finance, legal, human resource and administrative personnel, as well as facility costs and other related overhead; and

•	fees paid for professional services, including legal, tax and accounting services.

Results of Operations and Other Financial Measures

The following table sets forth our consolidated results of operations for the periods shown:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands)
Consolidated Statements of Operations Data:
Revenue, net	$58	$3,297	$70,224	$21,736	$115,498
Cost of revenue	12,263	40,060	120,248	53,628	108,978

Gross profit (loss)	(12,205)	(36,763)	(50,024)	(31,892)	6,520

Operating expenses:
Research and development	17,009	25,518	47,022	21,684	28,644
Sales and marketing	4,639	14,869	21,063	9,265	12,758
General and administrative	5,699	18,388	27,475	13,699	18,531
Legal settlements and amortization of acquired intangibles	—	4,533	166	66	1,066

Total operating expenses	27,347	63,308	95,726	44,714	60,999

Operating loss	(39,552)	(100,071)	(145,750)	(76,606)	(54,479)

Other income (expense), net	(830)	(13,212)	(2,553)	(341)	286

Loss before income taxes	(40,382)	(113,283)	(148,303)	(76,947)	(54,193)
Provision for income taxes	9	180	146	79	196

Net loss	$(40,391)	$(113,463)	$(148,449)	$(77,026)	$(54,389)

Six Months Ended June 30, 2011 and 2010

Revenue

The following table sets forth our revenue for the periods shown:

	Six Months Ended June 30,		Change
	2010	2011
	(unaudited, in thousands)
Product revenue	$20,499	$104,088	$83,589
Service revenue	1,237	11,410	10,173

Revenue, net	$21,736	$115,498	$93,762

Of the $115.5 million total revenue recognized in the six months ended June 30, 2011, 64%, or $74.0 million, was due to the receipt of customer acceptances for follow-on phases of deployment of our networking platform and advanced metering solution from utility customers for which acceptance of initial phases of deployment was achieved during 2010, and 36%, or $41.5 million, was due to the receipt of customer acceptance of initial phases of deployment during 2011. For the six months ended June 30, 2010, 35%, or $7.5 million, was due to the receipt of customer acceptances for follow-on phases of deployments during 2010, and 65%, or $14.2 million, was due to the receipt of acceptance for the initial phases of deployment.

Product Revenue. The $83.6 million increase in product revenue for the six months ended June 30, 2011 as compared to the six months ended June 30, 2010 was primarily due to an increase of $82.6 million in revenue from accepted hardware related to our networking platform and advanced metering solution.

Service Revenue. The $10.2 million increase in service revenue for the six months ended June 30, 2011 as compared to the six months ended June 30, 2010 was primarily due to a $5.5 million increase in managed services and SaaS, and a $4.7 million increase in professional services.

Billings

The following table sets forth our reconciliation of revenue to billings for the periods shown:

	Six Months Ended June 30,		Change
	2010	2011
	(unaudited, in thousands)
Revenue, net	$21,736	$115,498	$93,762
Deferred revenue, end of period	313,745	412,748	99,003
Less: Deferred revenue, beginning of period	(210,247)	(401,381)	(191,134)

Billings	$125,234	$126,865	$1,631

The $1.6 million increase in billings for the six months ended June 30, 2011 as compared to the six months ended June 30, 2010 was primarily due to increases in billings of $3.6 million for managed services and SaaS, $3.4 million for software licenses and $2.1 million for professional services, partially offset by a decrease in billings for hardware shipments of $5.0 million and a $2.5 million charge against billings for estimated amounts payable to a customer in connection with in-field repairs.

Cost of Revenue and Gross Profit (Loss)

The following table sets forth our cost of revenue and gross profit (loss) for the periods shown:

	Six Months Ended June 30,		Change
	2010	2011
	(unaudited, in thousands)
Product cost of revenue	$34,806	$84,575	$49,769
Service cost of revenue	18,822	24,403	5,581

Cost of revenue	$53,628	$108,978	$55,350

Product gross profit (loss)	$(14,307)	$19,513	$33,820
Service gross profit (loss)	(17,585)	(12,993)	4,592

Gross profit (loss)	$(31,892)	$6,520	$38,412

Product Cost of Revenue. The $49.8 million increase in product cost of revenue for the six months ended June 30, 2011 was primarily due to an increase in product cost of revenue of $62.6 million resulting from an increase in accepted hardware products for which revenue was recognized. The $62.6 million increase was partially offset by a $12.5 million charge we incurred during the three months ended March 31, 2010 arising from a faulty capacitor used in the production of a discrete number of communications modules of which $4.3 million related to incremental warranty costs associated with products deployed by our utility customers and $8.2 million related to the inventory write down of returned product.

Service Cost of Revenue. The $5.6 million increase in service cost of revenue in the six months ended June 30, 2011 was primarily due to increases of $3.4 million in personnel-related expense, $0.8 million in consulting expense, $0.7 million of depreciation and amortization expense and $0.6 million of facilities expense. Changes in our service cost of revenue are disproportionate to changes in our service revenue because we recognize service cost of revenue in the period in which it is incurred even though the associated service revenue may be required to be deferred, as described under “—Key Elements of Operating and Financial Performance—Cost of Revenue and Gross Profit (Loss).”

Cost of Billings and Gross Profit (Loss) on Billings

The following table sets forth our reconciliation of cost of revenue to cost of billings for the periods shown:

	Six Months Ended June 30,		Change
	2010	2011
	(unaudited, in thousands)
Cost of revenue	$53,628	$108,978	$55,350
Deferred cost of revenue, end of period	215,021	240,261	25,240
Less: Deferred cost of revenue, beginning of period	(158,463)	(257,494)	(99,031)
Less: Stock-based compensation included in cost of revenue	(571)	(1,266)	(695)
Less: Amortization of intangibles included in cost of revenue	(64)	(96)	(32)

Cost of billings	$109,551	$90,383	$(19,168)

Cost of billings decreased by $19.2 million during the six months ended June 30, 2011 due to a $7.9 million decrease in product costs resulting from cost reductions and a decrease in hardware products shipped. In addition, in the three months ended March 31, 2010, we recorded a charge of $12.5 million arising from a faulty capacitor used in the production of a discrete number of communications modules incurred. No incremental charges were incurred in connection with the faulty capacitor subsequent to March 31, 2010. This decrease was primarily offset by a $3.4 million increase in personnel-related expense and $0.8 million in consulting expense due to growth in our services organization.

The following table sets forth our reconciliation of gross profit (loss) to gross profit (loss) on billings for the periods shown:

	Six Months Ended June 30,		Change
	2010	2011
	(unaudited, dollars in thousands)
Gross profit (loss)	$(31,892)	$6,520	$38,412
Deferred revenue, end of period	313,745	412,748	99,003
Less: Deferred revenue, beginning of period	(210,247)	(401,381)	(191,134)
Less: Deferred cost of revenue, end of period	(215,021)	(240,261)	(25,240)
Deferred cost of revenue, beginning of period	158,463	257,494	99,031
Stock-based compensation included in cost of revenue	571	1,266	695
Amortization of intangibles included in cost of revenue	64	96	32

Gross profit on billings	$15,683	$36,482	$20,799

Gross margin on billings	13%	29%

Gross profit on billings increased by $20.8 million due to a $7.9 million decrease in product costs resulting from cost reductions and a decrease in hardware products shipped. The decrease is also due to a $12.5 million charge recorded in the three months ended March 31, 2010, arising from a faulty capacitor used in the production of a discrete number of communications modules. No incremental charges were incurred in connection with the faulty capacitor subsequent to March 31, 2010.

For the six months ended June 30, 2011, gross margin on billings was 29% as compared with 13% during the comparable period in 2010. The gross margin improvement was driven by product cost reductions and increases in billings for services and software, partially offset by increases in personnel-related and consulting expense as we continued to hire service professionals to support customer pilots and invest in our services organization infrastructure. Our product cost reductions in the six months ended June 30, 2011 resulted from product transitions to lower cost products, and lower component pricing resulting from second sourcing efforts and ongoing component price negotiations. In addition, during the three months ended March 31, 2010, we recorded a $12.5 million charge arising from a faulty capacitor.

Operating Expenses

The following table sets forth our operating expenses for the periods shown:

	Six Months Ended June 30,		Change
	2010	2011
	(unaudited, in thousands)
Research and development	$21,684	$28,644	$6,960
Sales and marketing	9,265	12,758	3,493
General and administrative	13,699	18,531	4,832
Legal settlement and amortization of acquired intangibles	66	1,066	1,000

Operating expenses	$44,714	$60,999	$16,285

Personnel-related expenses represent the most significant component of our operating expenses and increased from period to period primarily due to increased headcount. We expect to hire a significant number of new employees in order to support our anticipated growth and technology investments in our networking platform and new and existing solutions. As a result, we expect personnel-related and stock-based compensation expenses will continue to increase in future periods. In any particular period, the timing of additional hires could materially affect our operating expenses, both in absolute dollars and as a percentage of revenue. There was $4.3 million of unrecognized stock-based compensation expense related to performance-based awards as of June 30, 2011, of which $3.6 million is expected to be incurred in connection with the completion of this offering.

Research and Development. The $7.0 million increase in research and development expense for the six months ended June 30, 2011 was primarily due to an increase of $4.9 million in personnel-related expense.

We intend to continue to invest significantly in our research and development efforts, which we believe are essential to enhancing our competitive position and developing new products. Accordingly, we expect research and development expense to increase in future periods and remain the largest component of our operating expenses.

Sales and Marketing. The $3.5 million increase in sales and marketing expense for the six months ended June 30, 2011 was primarily due to an increase of $2.0 million in personnel-related and commission expense.

We expect sales and marketing expense to increase in future periods as we hire new personnel and increase our global marketing and sales activities.

General and Administrative. The $4.8 million increase in general and administrative expense for the six months ended June 30, 2011 was primarily due to $2.5 million in stock-based compensation expense related to a common stock warrant issued to a third party for purposes of establishing a charitable foundation, following this offering and $1.7 million in stock-based compensation expenses related to employee equity awards. For more information regarding this common stock warrant and the establishment of a charitable foundation, see “Business—Charitable Contribution.”

We expect general and administrative expense to increase as we incur additional costs to support the anticipated growth in our operations and costs related to operating as a publicly-traded company including increased audit, legal, regulatory, and other related fees.

Other Income (Expense), Net

The following table sets forth our other income (expense), net, for the periods shown:

	Six Months Ended June 30,		Change
	2010	2011
	(unaudited, in thousands)
Interest income	$115	$13	$(102)
Interest expense	(64)	(105)	(41)
Other gain (loss), net	(70)	(1)	69
Remeasurement of preferred stock warrants	(322)	379	701

Other income (expense), net	$(341)	$286	$627

Other income (expense), net, consists primarily of interest expense on our capital leases, partially offset by interest income on cash balances, changes in fair value of preferred stock warrants and foreign currency-related gains and losses. We have historically invested our cash in money market accounts and U.S. Treasury bills.

The change in the remeasurement of the preferred stock warrant liability in the six months ended June 30, 2011 was due to the decrease in our enterprise value compared to an increase in our enterprise value in 2010.

Years Ended December 31, 2010, 2009 and 2008

Revenue

The following table sets forth our revenue for the periods shown:

	Year Ended December 31,			Change in 2009	Change in 2010
	2008	2009	2010
	(in thousands)
Product revenue	$55	$2,344	$65,936	$2,289	$63,592
Service revenue	3	953	4,288	950	3,335

Revenue, net	$58	$3,297	$70,224	$3,239	$66,927

Of the $70.2 million total revenue recognized in 2010, 62%, or $43.9 million, was due to the receipt of customer acceptances for the initial phase of deployment of our networking platform and advanced metering solution. Substantially all revenue for 2009 was due to the receipt of customer acceptance for initial phases of deployment.

Product Revenue. The $63.6 million increase in product revenue in 2010 as compared to 2009 was primarily due to increases of $59.3 million and $4.3 million from accepted hardware and software respectively, related to our networking platform and advanced metering solution.

The $2.3 million increase in product revenue in 2009 as compared to 2008 was due to a customer’s acceptance of the initial phase of a larger scale deployment of our networking platform and advanced metering solution compared to the smaller scale deployment in 2008.

Service Revenue. The $3.3 million increase in service revenue in 2010 as compared to 2009 was due to a $2.7 million increase in professional services and a $0.6 million increase in managed services and SaaS.

The $1.0 million increase in service revenue in 2009 as compared to 2008 was primarily due to the completion and acceptance of the initial phase of our networking platform and advanced metering deployment for utility customers in 2009.

In 2010, the deployments for FPL, PG&E, and MID represented 37%, 33%, and 21% of our revenue, respectively.

In 2009, the deployments for FPL and Army Hawaii Family Housing accounted for 72% and 25% of our revenue, respectively.

Revenue from international utility customers was insignificant in 2008, 2009 and 2010.

Billings

The following table sets forth our reconciliation of revenue to billings for the periods shown:

	Year Ended December 31,			Change in 2009	Change in 2010
	2008	2009	2010
	(unaudited, in thousands)
Revenue, net	$58	$3,297	$70,224	$3,239	$66,927
Deferred revenue, end of period	17,937	210,247	401,381	192,310	191,134
Less: Deferred revenue, beginning of period	(493)	(17,937)	(210,247)	(17,444)	(192,310)

Billings	$17,502	$195,607	$261,358	$178,105	$65,751

The $65.8 million increase in billings in 2010 was primarily due to increases of $53.3 million in hardware shipments and $11.1 million of professional services. Billings related to the deployments for PG&E, FPL, subsidiaries of PHI, and CHED represented, approximately 39%, 19%, 12% and 10% of billings in 2010. Billings to international utility customers represented 16% of billings in 2010.

The $178.1 million increase in billings in 2009 was primarily due to increases of $158.4 million in hardware shipments, $7.7 million of professional services, and $7.0 million of managed services and SaaS. Billings to international utility customers represented 6% of billings in 2009.

Cost of Revenue and Gross Profit (Loss)

The following table sets forth our cost of revenue and gross profit (loss) for the periods shown:

	Year Ended December 31,			Change in 2009	Change in 2010
	2008	2009	2010
	(in thousands)
Product cost of revenue	$6,058	$24,392	$78,818	$18,334	$54,426
Service cost of revenue	6,205	15,668	41,430	9,463	25,762

Cost of revenue	$12,263	$40,060	$120,248	$27,797	$80,188

Product gross profit (loss)	$(6,003)	$(22,048)	$(12,882)	$(16,045)	$9,166
Service gross profit (loss)	(6,202)	(14,715)	(37,142)	(8,513)	(22,427)

Gross profit (loss)	$(12,205)	$(36,763)	$(50,024)	$(24,558)	$(13,261)

Product Cost of Revenue. The $54.4 million increase in product cost of revenue in 2010 was primarily due to increases of $53.2 million resulting from an increase in the hardware products shipped for which revenue was recognized and an increase of $6.2 million in warranty costs arising from a faulty capacitor used in the production of a discrete number of communications modules, offset by reduced charges of $5.8 million related to inventory write-downs.

The $18.3 million increase in product cost of revenue in 2009 was primarily due to increases of $6.3 million arising from a faulty capacitor used in the production of a discrete number of communications modules, $3.3 million of standard warranty cost, $2.8 million of third-party consulting expense, $2.6 million from increased hardware products for which revenue was recognized and $2.4 million of personnel costs associated with increasing our supply chain management personnel.

Service Cost of Revenue. The $25.8 million increase in service cost of revenue in 2010 was primarily due to increases of $11.7 million in personnel-related expense, $4.9 million in consulting expense, $2.8 million of depreciation and amortization expense, $2.4 million of facilities expense and $2.0 million of expense to support managed and SaaS hosting operations for our utility customers.

The $9.5 million increase in service cost of revenue in 2009 was primarily due to increases of $2.7 million in personnel-related expense, $2.5 million of third-party consulting expense, $1.3 million of facilities expense, and $1.1 million of managed and SaaS hosting expense.

Cost of Billings and Gross Profit (Loss) on Billings

The following table sets forth our reconciliation of cost of revenue to cost of billings for the periods shown:

	Year Ended December 31,			Change in 2009	Change in 2010
	2008	2009	2010
	(unaudited, in thousands)
Cost of revenue	$12,263	$40,060	$120,248	$27,797	$80,188
Deferred cost of revenue, end of period	10,916	158,463	257,494	147,547	99,031
Less: Deferred cost of revenue, beginning of period	(325)	(10,916)	(158,463)	(10,591)	(147,547)
Less: Stock-based compensation included in cost of revenue	(76)	(205)	(1,411)	(129)	(1,206)
Less: Amortization of intangibles included in cost of revenue	—	—	(160)	—	(160)

Cost of billings	$22,778	$187,402	$217,708	$164,624	$30,306

A substantial majority of the increase in our cost of billings was due to an increase in sales of hardware products and professional services for our networking platform and advanced metering solution to existing utility customers, and an increase in new utility customers.

The following table sets forth our reconciliation of gross profit (loss) to gross profit (loss) on billings for the periods shown:

	Year Ended December 31,			Change in 2009	Change in 2010
	2008	2009	2010
	(unaudited, dollars in thousands)
Gross profit (loss)	$(12,205)	$(36,763)	$(50,024)	$(24,558)	$(13,261)
Deferred revenue, end of period	17,937	210,247	401,381	192,310	191,134
Less: Deferred revenue, beginning of period	(493)	(17,937)	(210,247)	(17,444)	(192,310)
Less: Deferred cost of revenue, end of period	(10,916)	(158,463)	(257,494)	(147,547)	(99,031)
Deferred cost of revenue, beginning of period	325	10,916	158,463	10,591	147,547
Stock-based compensation included in cost of revenue	76	205	1,411	129	1,206
Amortization of intangibles included in cost of revenue	—	—	160	—	160

Gross profit (loss) on billings	$(5,276)	$8,205	$43,650	$13,481	$35,445

Gross margin on billings	(30)%	4%	17%

A substantial majority of the improvement in our gross profit (loss) on billings was due to an increase in sales of our networking platform and advanced metering solution, and higher margins resulting from the transition to lower cost hardware products.

For the year ended December 31, 2010, gross margin on billings was 17% as compared with 4% for the comparable period in 2009. The gross margin improvement was driven by product cost reductions partially offset by increases in personnel-related and consulting expense as we continued to hire service professionals to support customer pilots and invest in our services organization infrastructure. Our product cost reductions for the year ended December 31, 2010 resulted from our transition to a turnkey manufacturing process in the second half of 2009, product transitions to lower cost products, and lower component pricing resulting from second sourcing efforts and ongoing component price negotiations.

Operating Expenses

The following table sets forth our operating expenses for the periods shown:

	Year Ended December 31,			Change in 2009	Change in 2010
	2008	2009	2010
	(in thousands)
Research and development	$17,009	$25,518	$47,022	$8,509	$21,504
Sales and marketing	4,639	14,869	21,063	10,230	6,194
General and administrative	5,699	18,388	27,475	12,689	9,087
Legal settlement and amortization of acquired intangibles	—	4,533	166	4,533	(4,367)

Operating expenses	$27,347	$63,308	$95,726	$35,961	$32,418

Personnel-related expense represents the most significant component of our operating expenses and increased from period to period primarily due to increased headcount.

Research and Development. The $21.5 million increase in research and development expense in 2010 was primarily due to increases of $12.7 million in personnel-related expense, $2.5 million in facilities expense, $2.2 million in consulting expense, and $1.3 million in test and prototype equipment expense.

The $8.5 million increase in research and development expense in 2009 was primarily due to increases of $5.3 million in personnel-related expense, $1.1 million in facilities expense, and $0.9 million in test and prototype equipment expense.

Sales and Marketing. The $6.2 million increase in sales and marketing expense in 2010 was primarily due to increases of $2.3 million in personnel-related and commission expense, $1.1 million in travel expense, and $1.0 million in marketing expense.

The $10.2 million increase in sales and marketing expense in 2009 was primarily due to increases of $7.7 million in personnel-related and commission expense and $0.5 million in facilities expense.

General and Administrative. The $9.1 million increase in general and administrative expense in 2010 was primarily due to increases of $5.8 million in personnel-related expense and $1.9 million in legal and other professional advisory fees.

The $12.7 million increase in general and administrative expense in 2009 was primarily due to increases of $7.4 million in personnel-related expense and $4.4 million in legal and other professional advisory fees.

Legal Settlement and Amortization of Acquired Intangibles. In 2009, we entered into a comprehensive license and litigation settlement agreement in connection with an alleged patent infringement claim made by a non-producing entity, which resulted in a one-time payment. In addition, in connection with our acquisition of Greenbox Technology, Inc. in October 2009, we started to record amortization of acquired intangibles.

Other Income (Expense), Net

The following table sets forth our other income (expense), net, for the periods shown:

	Year Ended December 31,			Change in 2009	Change in 2010
	2008	2009	2010
	(in thousands)
Interest income	$298	$56	$200	$(242)	$144
Interest expense	(310)	(168)	(150)	142	18
Other gain (loss), net	(1)	(89)	(76)	(88)	13
Remeasurement of preferred stock warrants	(817)	(13,011)	(2,527)	(12,194)	10,484

Other income (expense), net	$(830)	$(13,212)	$(2,553)	$(12,382)	$10,659

Other income (expense), net, consists primarily of interest expense on our capital leases, partially offset by interest income on cash balances, changes in fair value of preferred stock warrants and foreign currency-related gains and losses. We have historically invested our cash in money market accounts and U.S. Treasury bills.

The decrease in the remeasurement of the preferred stock warrant liability in 2010 was due to a higher rate of increase in our enterprise value in 2009 as compared to 2010.

The increase in the remeasurement of the preferred stock warrant liability in 2009 was due to the increase in our enterprise value in 2009 as compared to 2008.

Provision for Income Taxes

Since inception, we have incurred net losses and have not recorded provisions for U.S. federal and state income taxes, except state minimum taxes. We have not reported a benefit for federal and state income taxes in the consolidated financial statements as the deferred tax asset arising from our net operating losses has been offset by a valuation allowance because it was more likely than not that the tax benefit of the net operating losses may not be realized. We have recorded a provision for foreign taxes associated with our foreign subsidiaries. As of December 31, 2010, we had federal and state net operating loss carryforwards of $352.7 million and $326.6 million, respectively. Pursuant to applicable law, $84.9 million of the net operating loss carryforwards are subject to an annual limitation. If not utilized, the federal and state net operating loss carryforwards will begin to expire in 2024 and 2016, respectively.

Our effective tax rate differs from the U.S. federal statutory rate primarily due to the valuation allowance on our deferred tax assets, differences between the U.S. federal tax rate and tax rates applicable to our non-U.S. operations, revaluation of our warrant liabilities and non-deductible stock-based compensation.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly statements of operations data for the last seven quarters. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
	(unaudited, in thousands)
Revenue, net	$2,376	$868	$14,196	$7,539	$13,722	$34,767	$46,687	$68,811
Cost of revenue	9,896	16,131	36,417	17,212	24,465	42,154	48,018	60,960

Gross profit (loss)	(7,520)	(15,263)	(22,221)	(9,673)	(10,743)	(7,387)	(1,331)	7,851
Operating expenses	15,967	26,537	20,979	23,734	25,494	25,519	32,396	28,603

Operating loss	(23,487)	(41,800)	(43,200)	(33,407)	(36,237)	(32,906)	(33,727)	(20,752)
Other income (expense), net	(2,917)	(6,739)	(255)	(85)	(1,448)	(765)	429	(143)

Loss before income taxes	(26,404)	(48,539)	(43,455)	(33,492)	(37,685)	(33,671)	(33,298)	(20,895)
Provision for income taxes	101	3	23	56	45	22	75	121

Net loss	$(26,505)	$(48,542)	$(43,478)	$(33,548)	$(37,730)	$(33,693)	$(33,373)	$(21,016)

Our revenue fluctuates significantly from quarter to quarter depending upon the timing of when we meet the completion and acceptance criteria in our customer arrangements. We have significantly higher revenue in those quarters in which we receive customer confirmation that we have satisfied our utility customers’ specific performance and contractual acceptance provisions. Revenue for the three months ended September 30, 2009, December 31, 2009 and March 31, 2010 was primarily due to the receipt of acceptances of the initial phases of customer deployments. Revenue for the three month periods ended June 30, 2010 through June 30, 2011 increased on a quarterly basis primarily due to revenue from the receipt of acceptances for follow-on phases of customer deployments of our networking platform and advanced metering solution. Additionally, we expect revenue to decrease for the last six months of 2011 compared to the first six months of 2011.

Changes in our cost of revenue may be disproportionate to changes in our revenue because certain costs of product revenue and all costs of service revenue are expensed in the period in which such costs are incurred even though the associated revenue may be required to be deferred, as described under “—Key Elements of Operating and Financial Performance—Cost of Revenue and Gross Profit (Loss).” Cost of revenue in the three months ended December 31, 2009 and the three months ended March 31, 2010 included $6.3 million and $12.5 million, respectively, associated with a faulty capacitor used in a discrete number of communications modules. See “—Factors Affecting Our Performance—Reliance on Third Party Manufacturers” for more information. We achieved positive gross profit in the three months ended June 30, 2011 primarily due to improved product mix on accepted hardware, and increased services revenue of $4.4 million compared to the three months ended March 31, 2011. Our gross profit (loss) fluctuates significantly from quarter to quarter depending upon the timing of when we meet the completion and acceptance criteria in our customer arrangements and we may incur gross losses in future periods.

Operating expenses have generally increased quarter over quarter primarily due to personnel-related expense, including stock-based compensation, associated with increased headcount. We incurred litigation settlement expense of $4.5 million in the three months ended December 31, 2009. We recorded a $2.5 million expense for the issuance of a fully vested common stock warrant in the three months ended March 31, 2011. We expect our operating losses to increase in future periods as we invest in our growth.

Other income (expense), net, is primarily comprised of the remeasurement of our preferred stock warrant liability resulting from changes in our enterprise value.

Key Quarterly Elements of Financial Performance

We believe that our quarterly results of operations under generally accepted accounting principles, or GAAP, when considered in isolation, may only provide limited insight into the performance of our business in any given period. See “Selected Consolidated Financial Data—Other Financial Measures” for more information about these non-GAAP measures. As a result, we monitor key quarterly elements of our financial performance set forth below to manage our business, make planning decisions, evaluate our performance and allocate resources by assessing non-GAAP measures such as billings, cost of billings, and gross profit (loss) on billings, in addition to other financial measures presented in accordance with GAAP. We believe that these non-GAAP measures offer valuable supplemental information regarding the performance of our business, and will help investors better understand the sales volumes, and gross margin and profitability trends, as well as the cash flow characteristics of our business. These non-GAAP measures should not be considered in isolation from, are not a substitute for, and do not purport to be an alternative to revenue, cost of revenue, gross profit (loss) or any other performance measure derived in accordance with GAAP. Descriptions of how to calculate these financial measures and reconciliations to the comparable GAAP measures are set forth below.

The following table sets forth our reconciliation of revenue to billings for the periods shown:

	Three Months Ended
	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
	(unaudited, in thousands)
Revenue, net	$2,376	$868	$14,196	$7,539	$13,722	$34,767	$46,687	$68,811
Deferred revenue, end of period	149,313	210,247	247,165	313,745	368,675	401,381	422,175	412,748
Less: Deferred revenue, beginning of period	(97,569)	(149,313)	(210,247)	(247,165)	(313,745)	(368,675)	(401,381)	(422,175)

Billings	$54,120	$61,802	$51,114	$74,119	$68,652	$67,473	$67,481	$59,384

The volume of billings we record in any particular quarter is dependent on our utility customers’ deployment schedules and timing of specific purchase orders placed by our utility customers and meter manufacturers. Billings increased in the three months ended December 31, 2009 primarily due to increases in the levels of hardware product shipments and professional services provided to utility customers, as well as the addition of new utility customers in 2009. Billings increased in the three months ended June 30, 2010 primarily due to an increase in hardware products shipments for one customer relative to that customer’s product shipments during the other three quarters of 2010. Billings for the three months ended September 30, 2010, December 31, 2010, and March 31, 2011 remained relatively unchanged, and decreased for the three months ended June 30, 2011 due to lower product shipments. Additionally, we expect billings to decrease for the last six months of 2011 compared to the first six months of 2011.

The following table sets forth our reconciliation of cost of revenue to cost of billings for the periods shown:

	Three Months Ended
	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
	(unaudited, in thousands)
Cost of revenue	$9,896	$16,131	$36,417	$17,212	$24,465	$42,154	$48,018	$60,960
Deferred cost of revenue, end of period	120,270	158,463	174,230	215,021	246,628	257,494	257,989	240,261
Less: Deferred cost of revenue, beginning of period	(81,240)	(120,270)	(158,463)	(174,230)	(215,021)	(246,628)	(257,494)	(257,989)
Less: Stock-based compensation included in cost of revenue	(49)	(87)	(220)	(351)	(279)	(561)	(588)	(678)
Less: Amortization of intangibles included in cost of revenue	—	—	(16)	(48)	(48)	(48)	(48)	(48)

Cost of billings	$48,877	$54,237	$51,948	$57,604	$55,745	$52,411	$47,877	$42,506

Cost of revenue in the three months ended December 31, 2009 and March 31, 2010 included $6.3 million and $12.5 million associated with a faulty capacitor used in a discrete number of communications modules as discussed above under “—Factors Affecting Our Performance—Reliance on Third-Party Manufacturers.”

Cost of billings remained relatively unchanged from the three months ended December 31, 2009 through December 31, 2010, and decreased in the three months ended March 31, 2011 and June 30, 2011 primarily driven by our efforts to reduce product costs as discussed above under “—Factors Affecting Our Performance—Product Costs.”

Cost of billings has also fluctuated as a result of the same factors that affect billings.

The following table sets forth our reconciliation of gross profit (loss) to gross profit (loss) on billings for the periods shown:

	Three Months Ended
	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011
	(unaudited, dollars in thousands)
Gross profit (loss)	$(7,520)	$(15,263)	$(22,221)	$(9,673)	$(10,743)	$(7,387)	$(1,331)	$7,851
Deferred revenue, end of period	149,313	210,247	247,165	313,745	368,675	401,381	422,175	412,748
Less: Deferred revenue, beginning of period	(97,569)	(149,313)	(210,247)	(247,165)	(313,745)	(368,675)	(401,381)	(422,175)
Less: Deferred cost of revenue, end of period	(120,270)	(158,463)	(174,230)	(215,021)	(246,628)	(257,494)	(257,989)	(240,261)
Deferred cost of revenue, beginning of period	81,240	120,270	158,463	174,230	215,021	246,628	257,494	257,989
Stock-based compensation included in cost of revenue	49	87	220	351	279	561	588	678
Amortization of intangibles included in cost of revenue	—	—	16	48	48	48	48	48

Gross profit (loss) on billings	$5,243	$7,565	$(834)	$16,515	$12,907	$15,062	$19,604	16,878

Gross margin on billings	10%	12%	(2)%	22%	19%	22%	29%	28%

Gross profit (loss) on billings and gross margin on billings have fluctuated from quarter to quarter. Starting in mid-2009, our gross profit (loss) on billings and gross margin on billings improved as we increased production volumes to meet expanded customer deployments while reducing product costs through product redesigns and outsourcing contract manufacturing. Our gross profit (loss) and gross margin on billings in the three months ended December 31, 2009 and March 31, 2010 was negatively impacted by $6.3 million and $12.5 million, respectively, associated with a faulty capacitor used in a discrete number of communications modules as discussed under “—Factors Affecting Our Performance—Revenue of Third-Party Manufacturers.” Our gross margin on billings may decline in future periods depending on a variety of factors, including product and service mix.

Liquidity and Capital Resources

We expect to experience significant growth in our operating expenses for the foreseeable future in order to execute our business plan. As a result, we expect that operating expenses will constitute a material use of our cash balances. In addition, we may use cash to fund acquisitions or invest in other businesses, technologies or product lines. We have incurred net losses and negative cash flows from operating activities since our inception, and we expect we will continue to incur operating and net losses and negative cash flows for the foreseeable future. We currently anticipate that the net proceeds from this offering, together with our available cash balances and credit facilities, will be sufficient to meet our presently anticipated working capital, capital expenditure and business expansion requirements for at least the next 12 months. However, given our history of losses, we may be required to seek to raise additional funds through public or private debt or equity financing if we are not able to achieve and sustain positive cash flow from operations. Additionally, our future capital requirements will depend on many factors, including our rate of customer wins and related billings and the expansion of our production capacity, as well as sales and marketing activities, timing and extent of spending on research and development efforts and the continuing market acceptance of our networking platform and solutions. There can be no assurance that this additional financing will be available, or if available, will be on reasonable terms and not dilutive to our stockholders. If adequate funds are not available on acceptable terms, our business and operating results could be adversely affected.

Sources of Liquidity

Since inception, we have funded our operations primarily through equity and debt financing. Through June 30, 2011, our preferred stock financings have provided us with aggregate net proceeds of $271.0 million. During 2009, we received $22.0 million, net of issuance costs, from the issuance of 5.6 million shares of Series D convertible preferred stock and $103.1 million, net of issuance costs, from the issuance of 10.5 million shares of Series E convertible preferred stock. As of June 30, 2011, we had unrestricted cash, cash equivalents and short-term investments of $49.7 million. As of June 30, 2011, we also had $6.5 million in short-term restricted cash accounts, which primarily serve as collateral for performance commitments under customer contractual arrangements and as security for an office lease.

We have available a line of credit facility with Silicon Valley Bank, which has a maturity date of May 17, 2013. As of June 30, 2011, this credit facility provided for advances of up to $40.0 million, of which $15.0 million is based on eligible accounts receivable at an interest rate that fluctuates based on the amount of cash we hold at the financial institution less any obligations we may owe to the financial institution. The facility provides for the issuance of letters of credit. This credit facility is collateralized by specified cash, accounts receivable and inventory assets and requires us to maintain compensating balances of qualified cash and investments with Silicon Valley Bank. As of June 30, 2011, we had not drawn on this credit facility and no assets were pledged as collateral under this agreement.

We also have available an equipment lease credit facility with a financial institution. This credit facility provides for a commitment amount of up to $10.0 million for qualified capital expenditures, at an interest rate that fluctuates based upon the prime rate. As of December 31, 2010 and June 30, 2011, we had utilized $1.5 million under this credit facility. The lease line expires on March 28, 2012.

Uses of Capital

We are occasionally required to provide performance bonds to secure our performance under customer contracts. Our ability to obtain such bonds primarily depends upon our capitalization, working capital, past performance, management expertise and reputation and external factors beyond our control, including the overall capacity of the surety market. Surety companies consider those factors in relation to the amount of our tangible net worth and other underwriting standards that may change from time to time. Surety companies may require that we collateralize a percentage of the bond with our cash. Events that affect surety markets generally may result in bonding becoming more difficult to obtain in the future, or being available only at a significantly greater cost. In addition, some of our utility customers also require collateral in the form of letters of credit to secure performance or to fund possible damages as the result of an event of default under our contracts with them. As of June 30, 2011, we had $5.1 million in letters of credit outstanding collateralized with $6.5 million of restricted cash. If we enter into significant long-term agreements that require the issuance of letters of credit, our liquidity could be negatively impacted. Our inability to obtain adequate bonding or letters of credit and, as a result, to bid or enter into significant long-term agreements, could have a material adverse effect on our future revenues and business prospects.

Capital Expenditures

Our capital expenditures were $2.3 million, $5.5 million and $10.9 million in the years ended December 31, 2008, 2009 and 2010, respectively, and $6.4 million and $2.5 million in the six months ended June 30, 2010 and 2011, respectively. These increases in 2008, 2009 and 2010 were primarily the result of capital expenditures to support increased headcount, network operations and hosting data centers, and corporate infrastructure. In 2011 and beyond, we expect to use a portion of our cash for capital expenditures to increase our services infrastructure, including servers and equipment related to managed services and SaaS and information systems, to support increased demand for our services, and equipment and related infrastructure resulting from increases in the number of our employees.

Cash Flows

The following table sets forth the major sources and uses of cash for each of the periods set forth below:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands)
Cash used in operating activities	$(32,391)	$(47,992)	$(29,452)	$(24,006)	$(22,565)
Cash provided by (used in) investing activities	(8,135)	305	(39,275)	(67,601)	30,088
Cash provided by (used in) financing activities	74,229	124,115	(708)	(2,467)	(605)

Cash Flows from Operating Activities

Operating activities used $22.6 million of net cash during the six months ended June 30, 2011, primarily as a result of a net loss of $54.4 million, which was partially offset by the decrease in our operating assets and liabilities of $19.1 million, non-cash stock-based compensation expense of $6.7 million, depreciation and amortization of $3.5 million, and the fair value of common stock warrant issued of $2.5 million. During the six months ended June 30, 2011, total deferred revenue increased $11.4 million, due to billings of $126.9 million, partially offset by revenue recognized of $115.5 million. Total deferred cost of revenue decreased $17.2 million due to hardware shipments and services provided to utility customers of $62.6 million, offset by deferred cost of revenue recognized of $79.8 million.

Operating activities used $24.0 million of net cash during the six months ended June 30, 2010, primarily as a result of a net loss of $77.0 million, which was partially offset by the decrease in our operating assets and liabilities of $46.7 million, non-cash stock-based compensation expense of $3.0 million and depreciation and amortization of $2.2 million.

Operating activities used $29.5 million of net cash during 2010, primarily as a result of a net loss of $148.4 million, which was partially offset by the decrease in our operating assets and liabilities of $103.8 million, non-cash stock-based compensation expense of $6.5 million, depreciation and amortization of $5.2 million and an unrealized loss on the remeasurement of our preferred stock warrants of $2.5 million. Changes in operating assets and liabilities are primarily driven by increases in deferred revenue and deferred cost of revenue. Total deferred revenue increased $191.1 million, due to billings of $261.4 million, partially offset by revenue recognized of $70.2 million. Total deferred cost of revenue increased $99.0 million primarily due to shipments to utility customers relating to billings of $217.7 million, partially offset by cost of revenue recognized of $120.2 million. Accrued liabilities and customer deposits increased $17.6 million due to increases in overall compensation, accrued warranty and payments received for returned communications modules that were affected by a faulty capacitor. Accounts payable decreased $5.7 million due to payment of $1.9 million of accrued costs from the issuance of our Series E convertible preferred stock in December 2009, as well as fluctuations in the timing of payments prior to our year end 2010 as compared to 2009. Accounts receivable increased $2.1 million due to an increase in billings from increased orders and shipments of our products during the last quarter of 2010 compared to the same period in 2009.

Operating activities used $48.0 million of net cash during 2009, primarily as a result of a net loss of $113.5 million, which was partially offset by the decrease in our operating assets and liabilities of $46.8 million, an unrealized loss on the remeasurement of our preferred stock warrants of $13.0 million, non-cash stock-based compensation expense of $2.1 million and depreciation and amortization of $1.9 million. Changes in operating assets and liabilities are primarily driven by increases in deferred revenue and deferred cost of revenue. Total deferred revenue increased $192.0 million, due to billings of $195.6 million, partially offset by revenue recognized of $3.3 million. Total deferred cost of revenue increased $147.5 million primarily due to shipments to utility customers relating to billings of $187.4 million, partially offset by cost of revenue recognized of $40.1 million. Accounts receivable increased $28.3 million due to an increase in billings from increased orders and shipments of our products during the last quarter of 2009 compared to the same period in 2008. Accounts payable increased $20.8 million due to increases in overall operating expenses and increases in inventory requirements. Accrued liabilities increased $6.1 million due to increases in overall compensation costs.

Operating activities used $32.4 million of net cash during 2008 primarily as a result of a net loss of $40.4 million, which was partially offset by the decrease in our operating assets and liabilities of $5.1 million, an unrealized loss on the remeasurement of our preferred stock warrant of $0.8 million, non-cash stock-based compensation expense of $0.7 million and depreciation and amortization of $0.7 million. Changes in operating assets and liabilities are primarily driven by increases in deferred revenue and deferred cost of revenue. Total deferred revenue increased $17.4 million, principally due to new billings. Total deferred cost of revenue increased $10.6 million primarily due to shipments to utility customers relating to billings of $22.8 million, partially offset by cost of revenue recognized of $12.3 million. Accounts payable increased $9.1 million primarily due to a ramp-up in production volume and associated increases in inventory requirements. Inventory increased $7.4 million primarily due to our increased need for raw materials on hand as we expanded our manufacturing volume and capacity. Accounts receivable increased $6.0 million due to an increase in billings from increased orders and shipments of our products.

Cash Flows from Investing Activities

Cash flows from investing activities primarily relate to purchases and sales of short-term investment securities and capital expenditures to support our growth.

Cash provided by investing activities totaled $30.1 million during the six months ended June 30, 2011, and consisted primarily of $25.0 million in proceeds from sales and maturities of short-term investments and a $7.6 million decrease in restricted cash, partially offset by $2.5 million in purchases of property and equipment.

Cash used in investing activities totaled $67.6 million during the six months ended June 30, 2010, and consisted primarily of $61.0 million used in purchases of short-term investments and $6.4 million in purchases of property and equipment.

Cash used in investing activities totaled $39.3 million during 2010 and consisted primarily of $25.6 million used in purchases of short-term investments, net of proceeds from maturities, and $10.9 million in purchases of property and equipment.

Cash provided by investing activities totaled $0.3 million during 2009 and consisted of $15.0 million in proceeds from maturities of short-term investments, net of purchases, and $0.4 million of cash received from our acquisition of Greenbox, partially offset by a $9.6 million increase in restricted cash balances, which served primarily as collateral for standby letters of credit securing customer contract obligations and also as support for office leases, and purchases of property and equipment of $5.5 million.

Cash used in investing activities totaled $8.1 million during 2008 and consisted of $4.3 million used in purchases of short-term investments, net of maturities, purchases of property and equipment of $2.3 million and a $1.5 million increase in restricted cash balances.

Cash Flows from Financing Activities

Cash used in financing activities totaled $0.6 million during the six months ended June 30, 2011, and consisted primarily of payments of $1.1 million of capital lease obligations, partially offset by $0.5 million in proceeds from the exercise of common stock options.

Cash used in financing activities totaled $2.5 million during the six months ended June 30, 2010, and consisted primarily of payments of $1.9 million in Series E convertible preferred stock issuance costs and $0.7 million in capital lease obligations.

Cash used in financing activities totaled $0.7 million during 2010 and consisted primarily of payments of $1.9 million in Series E convertible preferred stock issuance costs, partially offset by $1.2 million in proceeds from the exercise of common stock options.

Cash flows from financing activities totaled $124.1 million during 2009 and included proceeds of $126.7 million from the issuance of Series D and Series E convertible preferred stock, net of paid issuance costs, partially offset by the repayment of $2.8 million of long-term debt.

Cash flows from financing activities totaled $74.2 million during 2008 and included proceeds of $67.7 million from the issuance of Series D convertible preferred stock, net of issuance costs, and proceeds of $11.8 million from the issuance of Series C convertible preferred stock, net of issuance costs, partially offset by $5.5 million used to repurchase Series C convertible preferred stock.

Concentration of Credit Risk

We typically extend credit to our utility customers and meter manufacturers and do not require collateral or other security in support of accounts receivable. We attempt to mitigate the credit risk in our trade receivables through our credit evaluation process and payment terms. We analyze the need to reserve for potential credit losses and record allowances for doubtful accounts when necessary. As of December 31, 2010, Landis+Gyr, Secure Meters and General Electric Company accounted for 34%, 17% and 14%, respectively of our accounts receivable.

To date, we have not had any significant write-offs of uncollectable accounts receivable and there was no material allowance for doubtful accounts as of December 31, 2010 and June 30, 2011.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements (as that term is defined in Item 303(a)(4)(ii) of Regulation S-K) or other contractually narrow or limited purposes.

During the ordinary course of business, we provide standby letters of credit or other guarantee instruments to third parties as required for certain transactions initiated either by us or our subsidiaries. As of December 31, 2010, our financial guarantees of $18.5 million that were not recorded on our balance sheet consisted of standby letters of credit and surety bonds related to performance guarantees, facility leases and a contract bid bond. Of this total, $12.6 million in letters of credit outstanding were collateralized with $14.1 million of restricted cash at December 31, 2010.

As of June 30, 2011, our financial guarantees that were not recorded on our balance sheet consisted of $7.1 million of standby letters of credit and $5.0 million of surety bonds related to performance guarantees, facility leases, workers compensation and a contract bid bond. In addition, we had $5.1 million in letters of credit outstanding which were collateralized with $6.5 million of restricted cash, as recorded in the consolidated balance sheet as of June 30, 2011.

Contractual Obligations and Commitments

The following is a summary of our contractual obligations as of December 31, 2010 (in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Operating lease obligations(1)	$7,829	$4,076	$3,753	$—	—
Capital lease obligations	3,645	2,170	1,475	—	—
Purchase commitments(2)	32,688	31,494	1,193	1	—

Total	$44,162	$37,740	$6,421	$1	$—

(1)	Consists of contractual obligations and non-cancelable office space under operating leases.
(2)	Consists of agreements or purchase orders to purchase goods or services that are enforceable and legally binding. Purchase obligations exclude agreements that are cancelable without penalty.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. GAAP requires us to make certain estimates and judgments that affect the amounts reported in our financial statements. We base our estimates on historical experience, anticipated future trends and other assumptions we believe to be reasonable under the circumstances. Because these accounting policies require significant judgment, our actual results may differ materially from our estimates.

We consider an accounting policy to be critical if it is important to our financial condition and results of operations, and if it entails significant judgment, subjectivity and complexity on the part of management in its application. We consider the following to be our critical accounting policies.

Revenue Recognition

We generally market our products and services for our advanced metering, distribution automation and demand-side management solutions directly to utility customers. However, for our advanced metering solution, we contract with third-party meter manufacturers, which integrate our communications modules into their meters. Our advanced metering solution, which includes our UtilOS network operating system, UtilityIQ software suite, networking hardware, and communications modules, provides utilities with two-way communication from our communications modules to the utility’s back office. Our hardware devices include UtilOS embedded software, which functions together with the tangible hardware elements to deliver the tangible products’ essential functionality. We derive revenue from sales of products, including hardware and software, as well as services including professional services, managed services and SaaS, and ongoing customer support.

We enter into separate arrangements with meter manufacturers to integrate our communications modules with their meters pursuant to our utility customers’ specifications. While we receive payment directly from these meter manufacturers for products delivered in this manner, the timing of revenue recognition related to communications modules delivered to meter manufacturers is ultimately determined based upon acceptance by our utility customers. Substantially all of our sales of communications modules have been fulfilled through meter manufacturers in this manner.

We enter into multiple deliverable arrangements with utility customers to deploy our networking platform and solutions, which include the delivery of additional hardware and software, as well as services.

Judgment is required in determining the separate units of accounting, which depends on whether the delivered items have standalone value to utility customers. When we sell or could sell our products and services separately, or when the customer could resell them on a standalone basis, we treat the delivered elements as having standalone value. In our typical customer arrangements, we consider the following to be separate units of accounting: our hardware together with the related embedded software; our network management software; and our service offerings, which include professional services, managed services and SaaS, and ongoing customer support.

We determine total arrangement consideration, and exclude amounts that are contingent upon the delivery of additional items or meeting other specified performance conditions, including potential refunds or penalty provisions. We allocate the total arrangement consideration to the deliverables based on our determination of the units of accounting and their relative selling prices. As we have not yet established vendor-specific objective evidence, or VSOE, or identified third-party evidence of fair value for these units of accounting, we use our best estimate of selling price to perform the relative fair value allocation. Judgment is also required in determining how to measure and allocate arrangement consideration among the separate units of accounting. The process for performing an assessment of our best estimate of selling price for our products and services is based on quantitative and qualitative aspects of multiple factors. These factors include market conditions, such as competitive alternatives and pricing practices, as well as company-specific factors, such as standalone sales, nature and size of the customer, contractually stated prices, costs to manufacture products or provide services and profit objectives. In establishing such profit objectives, we consider prices in previous contracts, size of the transaction, and the drivers, if any, that could influence future margins.

The following revenue recognition criteria are applied to the units of accounting in all utility customer arrangements, as well as those in which orders of communications modules are fulfilled through meter manufacturers as described above. We do not recognize revenue for a unit of accounting until all of the following criteria have been met:

•	Persuasive evidence of an arrangement exists. Binding contracts or purchase orders are used to determine the existence of an arrangement.

•	Delivery has occurred. Shipping documents and customer acceptance provisions, where applicable, are used to verify when delivery has occurred.

•

The fee is fixed or determinable. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment.

•	Collectibility is reasonably assured. We assess collectibility based primarily on creditworthiness of the customer or meter manufacturer, as determined by credit assessments and payment history.

Substantially all of our customer arrangements include acceptance provisions that require testing of the network against specific performance criteria. We consider these acceptance provisions to be substantive and, accordingly, do not recognize revenue until we have confirmation from the customer that the criteria specified in the arrangement have been met. Whether explicit confirmation is necessary depends on whether we can objectively demonstrate that the criteria specified are satisfied without such confirmation from the customer. In instances where our customer arrangements do not include acceptance provisions, we recognize revenue when all other revenue recognition criteria have been met, typically upon delivery of the related products or services. We consider the following factors in our assessment of whether explicit confirmation is required from the customer prior to the recognition of revenue:

•	whether the criteria are based on our standard performance criteria or are customer-specific;

•	our experience with similar types of arrangements or products, as well as our experience with the specific customer;

•	whether we would be successful in enforcing a claim for payment even in the absence of confirmation from the customer;

•	the nature and complexity of the acceptance testing, including the planned duration of the acceptance period; and

•	the significance of financial penalties associated with not meeting performance criteria.

Given our limited historical experience with achieving customer performance criteria, we have been unable to otherwise objectively demonstrate that the criteria specified in our customer arrangements have been satisfied prior to receiving confirmation of acceptance from the customer.

Once we have achieved acceptance, we recognize revenue as follows:

•

Revenue from software that functions together with the tangible hardware elements to deliver the tangible products’ essential functionality is recognized upon delivery assuming all other revenue recognition criteria are met.

•

Revenue from application software and related software elements which are not considered essential to the functionality of hardware devices is recognized ratably over the longest service period for post-contract customer support or PCS and professional services as we have not established VSOE for software or the related software elements.

•

Revenue from our service offerings, including professional services such as network design and deployment support, managed services and SaaS, and ongoing customer support is recognized as services are delivered or on a proportional performance basis depending on the underlying pattern of performance.

•	Revenue from hardware is recognized when title transfers.

Amounts that are invoiced prior to a transaction meeting all of the above revenue recognition criteria, including customer acceptance criteria, are recorded in deferred revenue until such criteria are satisfied. For all periods presented herein, the amount and timing of revenue and product cost recognition has been, and for the near-term will be, dependent primarily on our ability to meet substantive customer acceptance criteria. We consider a variety of factors in estimating the timing of customer acceptance, which includes contractual milestones, project schedules, availability of resources, the nature and extent of remaining testing cycles, and other relevant information provided by our project management team. Accordingly, we expect that the timing of recognition of revenue and related product costs on both a quarterly and annual basis will not be easily predictable. In addition, it is possible that the amount of current deferred revenue and related deferred cost of revenue reflected as of a balance sheet date will be significantly higher or lower than the amount of deferred revenue and related deferred cost of revenue that is ultimately recognized as revenue and cost of revenue within the 12 months following the balance sheet date. We classify deferred revenue and deferred cost of revenue that we expect to recognize during the 12 months following the balance sheet date as current deferred revenue and current deferred cost of revenue on our balance sheet and the remainder as non-current deferred revenue and non-current deferred cost of revenue.

Certain of our customer and meter manufacturer contracts include contingency provisions, which impact our revenue recognition as such contingent amounts limit the amount of the total arrangement consideration under multiple deliverable contracts that can be allocated to delivered and accepted products and services. These provisions include penalties for late delivery, liquidated damages related to failure to meet milestones or deliver specified products or services, or credits to be issued upon the failure to meet service level arrangements. The amounts that could be paid under these provisions are typically limited and capped at amounts that do not exceed the maximum contract value. Accordingly, even in situations where we have received customer acceptance, we limit the revenue recognized for accepted products and services by the amount that could be paid under these provisions. We do not recognize these deferred amounts until the provisions have lapsed.

Product Warranty

We provide warranties for substantially all of our products. Our standard warranty period extends from one to five years. We accrue for costs of standard warranty at the time of product shipment. As of December 31, 2009, we had standard warranty accruals of $3.1 million, of which $0.9 million was short-term and $2.2 million was long-term. As of December 31, 2010, we had standard warranty accruals of $6.1 million, of which $1.5 million was short-term and $4.6 million was long-term. In accordance with our policy, we accrue for product warranty costs when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. As of December 31, 2009 and 2010, we had specific warranty accruals of $3.9 million and $6.7 million, respectively, related to a faulty capacitor that was used by a contract manufacturer in the production of a discrete number of communications modules. As of June 30, 2011, we had a standard warranty accrual of $6.9 million, of which $2.5 million was short-term and $4.4 million was long-term, and an additional warranty accrual of $5.6 million in connection with the faulty capacitor.

At the time of product shipment, we estimate and accrue for the amount of standard warranty cost and record the amount as a cost of revenue. Determining the amount of accrued estimated costs related to our standard warranty and the additional warranty costs associated with the faulty capacitor requires management to make estimates and judgments based on historical claims experience, industry benchmarks, test data and various other assumptions including estimated field failure rates that are believed to be reasonable under the circumstances. The amount of warranty costs accrued also contains an estimate of warranty claim recoveries to be received from our suppliers. The results of these judgments formed the basis for our estimate of the total charge to cover anticipated customer warranty, repair, return and replacement and other associated costs.

Certain of our standard product warranty obligations require us to reimburse a customer for installation and other related costs in the event that field reliability rates fall below contractually specified thresholds. We consider the probability that we will have to pay such incremental warranty costs based on the expected performance of a delivered product when we record new warranty obligations in a period as well as when we determine if any changes are required to our original estimates for pre-existing warranty obligations.

Each quarter, we reevaluate the estimates to assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. Should actual product failure rates, claim levels, material usage or supplier warranties on parts used in our products differ from our original estimates, revisions to the estimated warranty liability could result in adjustments to our cost of revenue in future periods. During the six months ended June 30, 2011, we revised our estimated warranty liability by $1.8 million to reflect updated product field reliability experience and recorded a reduction of product warranty liability and cost of product revenue. In addition, we recorded an increase to cost of product revenue and warranty liability of $0.9 million for a specific customer product repair program. While we engage in product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers and contract manufacturer production controls, meter partner integration procedures and customer deployment practices, our warranty obligations are affected by product failure rates, claims levels, material usage and supplier warranties on parts included in our products. Because our products are relatively new and we do not have the benefit of long-term experience observing their performance in the field, it is possible our estimates of a product’s lifespan and incidence of claims could vary from period to period.

In a limited number of customer arrangements, we have provided extended warranties for periods of up to 15 years following the initial standard warranty period. We recognize revenue associated with extended warranties over the extended warranty period when the extended warranty period commences. Costs associated with providing extended warranties are expensed as incurred during the extended warranty period. As of December 31, 2009 and 2010 and June 30, 2011, we had deferred revenue associated with extended warranty arrangements of $0, $0.2 million and $0.1 million, respectively, included in other current liabilities and $1.8 million, $2.9 million and $3.9 million, respectively, included in other long-term liabilities on our consolidated balance sheets.

Deferred Cost of Revenue

Deferred cost of revenue is recorded for products for which ownership, typically evidenced by title and risk of loss, has transferred to the customer, but for which criteria for revenue recognition have not been met. We only defer tangible direct costs associated with hardware products delivered. Cost of revenue for providing services is not deferred but is expensed in the period incurred. Deferred cost of revenue is recorded at the standard inventory cost at the time of shipment. Deferred costs are recognized when the applicable revenue recognition criteria are met for the corresponding deferred revenue. We evaluate deferred cost of revenue for recoverability based on multiple factors, including whether net revenues less related direct costs will exceed the amount of deferred cost of revenue based on the terms of the overall arrangement. To the extent that deferred cost of revenue is determined to be unrecoverable, we adjust deferred cost of revenue with a charge to cost of revenue in the current period. In connection with our recoverability assessments, we have not incurred significant impairment charges through June 30, 2011.

Inventory Valuation

Inventory is stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. The determination of market value involves numerous judgments including estimated average selling prices based upon recent sales volumes, industry trends, existing customer orders and current contract prices. We evaluate our ending inventory for excess and obsolescence based on forecasted demand within specific time horizons, technological obsolescence, and an assessment of any inventory that is not in saleable condition. Forecasted demand requires management estimates and is subject to several uncertainties including market and economic conditions, technology changes and new product introductions. Actual demand may differ from forecasted demand, and such differences may have a material impact on recorded inventory values and operating results. Although we strive for accuracy in our forecasts of future product demand and market value, any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory commitments and on our reported results. If actual market conditions are less favorable than those projected, additional write-downs and other charges against earnings may be required. If actual market conditions are more favorable, we may realize higher gross profits in the period when the written-down inventory is sold. Historically, excess and obsolete charges have not been material. As of December 31, 2010 and June 30, 2011, we held inventory with a carrying value of $5.4 million and $5.6 million, respectively.

In the normal course of business we make commitments to our third-party contract manufacturers to manage lead times and meet product forecasts and with other parties to purchase various key components used in the manufacture of our products. We establish accruals for estimated losses on purchased components for which we believe it is probable that they will not be recoverable in future operations. To the extent that such forecasts are not achieved, our commitments and associated accruals may change.

Stock-Based Compensation

We recorded stock-based compensation expense is as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands)
Cost of revenue	$76	$205	$1,411	$571	$1,266
Research and development	110	385	1,684	793	1,554
Sales and marketing	198	530	1,288	589	1,063
General and administrative	315	932	2,164	1,090	2,793

Stock-based compensation expense	$699	$2,052	$6,547	$3,043	$6,676

We measure and recognize compensation expense for all stock-based awards made to employees and directors, including stock options, restricted stock and restricted stock units, based on estimated fair values.

•

The fair values of stock options are estimated at the date of grant using the Black-Scholes-Merton option pricing model, which includes assumptions for the expected volatility, risk-free interest rate, and expected term. We expense stock-based compensation, adjusted for estimated forfeitures, using the straight-line method over the vesting term of the award. Our excess tax benefits cannot be credited to stockholders’ equity until the deduction reduces cash taxes payable, accordingly we realized no excess tax benefits during any of the periods presented in the accompanying financial statements. The amount of capitalized stock-based employee compensation cost as of December 31, 2009 and 2010 and June 30, 2011 was not material.

•

The fair values of restricted stock and restricted stock units are determined based upon the fair value of the underlying common stock at the date of grant. The restricted stock units contain certain service and performance-based conditions. The expense associated with performance-based grants will be recorded when the performance condition is determined to be probable. There was $4.3 million of unrecognized stock-based compensation expense related to performance-based awards as of June 30, 2011, of which $3.6 million is expected to be incurred in connection with the completion of this offering.

The determination of fair value of share-based payment awards utilizing the Black-Scholes-Merton model is affected by the fair value of our common stock as of the time of grant, expected term of the option, and other assumptions related to expected volatility of our common stock and the applicable risk-free interest rates in effect at the date of grant. We calculated the fair value of options granted to employees using the Black-Scholes-Merton pricing model with the following assumptions:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Expected volatility	42% - 44%	49% - 62%	46% - 49%	46% - 47%	49%
Weighted-average volatility	43.6%	55.5%	47.5%	46.7%	49%
Expected dividends	0%	0%	0%	0%	0%
Expected life in years	5.99 - 6.75	5.75 - 6.07	4.53 - 6.08	4.53 - 6.07	1.00 - 6.07
Risk-free interest rate	1.5% - 3.6%	2.2% - 3.2%	1.5% - 2.9%	2.0% - 2.9%	2.0% - 2.7%

The weighted average grant-date fair value per share of stock options granted for 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011 was $0.31, $1.18, $3.95, $3.44 and $4.97, respectively.

Because our common stock is not publicly traded, we estimate the volatility of our common stock on the date of grant based on the historical and implied volatility of the stock prices of a peer group of publicly-traded companies for the period equal to the expected life of our stock options. We currently have no history or expectation of paying cash dividends on our common stock. The expected term represents the weighted-average period the stock options are expected to remain outstanding. The expected term is determined based on historical exercise behavior, post-vesting termination patterns, options outstanding and future expected exercise behavior. The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant. We utilize an estimated forfeiture rate when calculating the expense for the period, and apply separate estimated forfeiture rates for executive and non-executive awards, to determine the expense recorded in our statements of operations. If this estimated rate changes in future periods due to actual forfeitures, our stock compensation expense may increase or decrease significantly. If there are any modifications or cancellations of the underlying unvested securities or the terms of the stock option, we may be required to accelerate, increase or cancel any remaining unamortized share-based compensation expense.

As of December 31, 2010 and June 30, 2011, there was $27.6 million and $45.6 million, respectively, of unrecognized stock-based compensation expense related to unvested stock-based awards, net of estimated forfeitures, which we expect to be recognized over a weighted-average period of 3.3 years and 3.2 years, respectively. There was $0.4 million and $4.3 million of additional unrecognized stock-based compensation expense related to performance-based awards as of December 31, 2010 and June 30, 2011, respectively.

The following table summarizes, by grant date, all shares of common stock subject to options, and restricted stock units granted since January 1, 2010, the beginning of our last completed year, through August 12, 2011:

Date of Issuance	Number of options granted	Deemed fair value per share	Exercise price per share	Number of restricted stock units granted
January 2010	2,187,382	$ 6.98	$ 6.98	—
February 2010	7,100	6.98	6.98	—
April 2010	659,872	7.59	7.59	—
May 2010	166,080	7.59	7.59	—
June 2010	29,400	7.59	7.59	—
August 2010	516,000	10.00	10.00	19,900
October 2010	1,305,080	10.05	10.05	401,400
November 2010	50,000	10.05	10.05	—
December 2010	400,000	10.27	10.27	—
January 2011	330,560	10.27	10.27	6,000
February 2011	4,123,317	10.05	10.05	489,186
March 2011	237,000	10.05	10.05	50,900
April 2011	—	10.05	—	39,910
May 2011	351,400	10.02	10.02	200
August 2011	593,840	10.08	10.08	—

Due to the absence of an active market for our common stock prior to this offering, the fair value of our common stock for purposes of determining the exercise price for stock option grants was determined by our Board of Directors, the members of which we believe have extensive business, financial and investment experience. Our Board of Directors sets the exercise price of our stock options at least equal to the fair value of our common stock on the date of grant. Our Board of Directors exercised judgment while considering numerous objective and subjective factors in order to determine the fair market value on each date of grant in accordance with the guidance in the American Institute of Certified Public Accountants Technical Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Aid. These factors included:

•	the prices of our convertible preferred stock sold to outside investors in arm’s-length transactions;

•	the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	general economic outlook;

•	actual and forecasted operating and financial performance based on management’s estimates;

•	trends in the broader electrical distribution industry, smart grid/utility, and networking and advanced infrastructure markets, such as market growth and volume;

•	trading multiples of comparable public companies and observed multiples for comparable transactions;

•	the lack of liquidity of our capital stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company;

•	the development status of our products, the introduction of new products, technical and regulatory issues encountered and adherence to product completion dates;

•	our stage of development and revenue growth;

•	the execution of strategic customer and other agreements;

•	the risks inherent in the development and expansion of our products and services;

•	the prices of our common stock sold by stockholders in arm’s length transactions;

•	the hiring of key personnel; and

•	contemporaneous valuations using methodologies described in detail below.

The fair value of our common stock increased from January 2010 to January 2011 due to numerous factors, including signing new customer contracts for the large-scale deployment of our Smart Energy Platform, increased market awareness and acceptance of our products and services, the increased likelihood of achieving a liquidity event, such as an initial public offering, and an increase in the market values of comparable publicly traded companies. The fair value of our common stock decreased slightly from January 2011 through May 2011 due to a shift in the timing of forecasted orders for products and services from 2011 and 2012 to subsequent periods, and changes in near term demand.

At each valuation date in the table above, our valuation analysis was prepared using a two-step methodology that first estimated the aggregate fair value of the entire company, referred to as the enterprise value, and then allocated the enterprise value to each element of the then-current contemporaneous capital structure, including preferred stock, common stock, common stock options, warrants and restricted stock units.

We applied the guideline public company valuation method under the market approach to value our common stock. This valuation model took into consideration the following liquidity scenarios:

•

A Sale predicated on a sale to a strategic partner or a financial investor on favorable terms at a price approximating a desired target exit. We derived an enterprise value indication under this approach by observing guideline public company revenue multiples. We applied selected revenue multiples based on our management’s updated expectations in a favorable sale scenario to our business forecasted financial statistics to arrive at an enterprise value indication. In determining revenue multiples, we considered the upper quartile of the guideline public company trading multiples. We then applied a 10% control premium to the minority basis value indication to arrive at a controlling, equity value;

•

A Sub-Optimal Sale predicated on a sale to a strategic partner or a financial investor on moderately favorable terms, and at a price lower than a desired target exit, but without financial distress. We derived an enterprise value indication under this approach by observing guideline public company revenue multiples. We applied selected revenue multiples based on our management’s updated expectations in a downside scenario to our business forecasted financial statistics to arrive at an enterprise value indication. In determining revenue multiples, we considered the lower quartile of the guideline public company trading multiples. We then applied a 10% control premium to the minority basis value indication to arrive at a controlling, equity value;

•

A High IPO scenario predicated on our ability to realize strong billings growth, and the financial market’s willingness to pay a premium for our shares. We derived an enterprise value indication under this approach by observing guideline public company revenue multiples. We applied selected revenue multiples based on our management’s updated expectations to our business forecasted financial statistics to arrive at an enterprise value indication. In determining revenue multiples, we considered the upper quartile of the guideline public company trading multiples; and

•

A Low IPO scenario predicated on our strong growth in billings, but the price the market is willing to pay is lower than anticipated. We derived an enterprise value indication under this approach by observing guideline public company revenue multiples. We applied selected revenue multiples based on our management’s updated expectations in a Low IPO scenario to our business forecasted financial statistics to arrive at an enterprise value indication. In determining revenue multiples, we considered the median of the guideline public company trading multiples.

We applied a percentage probability weighting to the Sale scenario, Sub-Optimal Sale scenario, High IPO scenario and Low IPO scenario based on our expectations of the likelihood of each event.

We then applied the probability weighted expected return method, or PWERM, in order to allocate the derived aggregate enterprise value to our common equity. The PWERM involves analyzing the probability weighted present value of expected future values considering the liquidity scenarios discussed above, as well as the respective rights of common and preferred holders. Our Series E convertible preferred stock includes a provision that in the event the price to the public of our shares of common stock issued in this offering is less than the purchase price per share of the Series E convertible preferred stock, then the holder of Series E convertible preferred stock shall receive shares of common stock upon conversion of their Series E convertible preferred stock into common stock, such that their aggregate shares of common stock have an aggregate value at the public offering price equal to their total investment in the Series E convertible preferred stock. This clause was considered in the IPO scenarios for all valuation dates. Our PWERM enterprise valuation also reflected an estimated marketability discount for our minority common stock holders, as they have no access to an active public market for their common shares and these minority members cannot force registration to create marketability. In addition, we considered third-party transactions in our determination of the fair value of common stock.

The assumed probability for each future liquidity event and marketability discount used under the PWERM, and the resulting fair value determined for each valuation are as follows:

	Per common share		Liquidity event probability weighting				Marketability discount for common stockholders
Valuation date	Fair Value	% change	Sale	Sub-optimal sale	High IPO	Low IPO
December 11, 2009	$6.98	—	20%	10%	30%	40%	25%
March 23, 2010	7.59	9%	15	5	40	40	20
August 18, 2010	10.00	32	15	5	40	40	—
September 20, 2010	10.05	1	15	5	40	40	—
December 17, 2010	10.27	2	15	5	40	40	—
February 22, 2011	10.05	(2)	15	5	40	40	—
March 14, 2011	10.05	0	15	5	40	40	—
May 9, 2011	10.02	0	15	5	40	40	—
July 11, 2011	10.08	1	10	—	45	45	—

As noted above, at each option grant date in 2010, our board of directors considered the objective and subjective factors discussed above, including the valuations. Significant factors contributing to the determination of changes in the fair value of our common stock during this period and between each valuation date are summarized as follows:

December 11, 2009 Valuation—The fair value determination of $6.98 was primarily due to improved prospects for our future financial performance relative to our prior valuation and the sale of our Series E convertible preferred stock at a per share purchase price of $10.00 for an aggregate purchase price of $105.0 million. Although we considered the December 2009 sale of our Series E convertible preferred stock in the December 2009 and subsequent common stock valuations, we concluded that the price of the Series E convertible preferred stock was not a direct indicator of common stock value because it was a different security with significantly superior rights and preferences to our common stock.

March 23, 2010 Valuation—The increase in fair value determination from $6.98 as of December 11, 2009 to $7.59 as of March 23, 2010 was primarily due to increased probability assigned to the possibility of an initial public offering of our common stock at a premium and a decrease in the assumed marketability discount to reflect a shorter expected time to a liquidity event for our common stockholders.

August 18, 2010 Valuation—The increase in fair value determination from $7.59 as of March 23, 2010 to $10.00 as of August 18, 2010 was primarily due to a decrease in the assumed marketability discount for our common stockholders to 0% to reflect recent increased third-party transaction activity in our common shares, and an increase in the market-value-to-revenue multiples for comparable public companies.

September 20, 2010 Valuation—The fair value determination of $10.05 as of September 20, 2010 was comparable to the fair value determination of $10.00 as of August 18, 2010, as there were no significant changes in assumptions.

December 17, 2010 Valuation—The slight increase in fair value determination from $10.05 as of September 20, 2010 to $10.27 as of December 17, 2010 was primarily due to an updated assessment of our forecasted financial statistics and an increase in the market-value-to-revenue multiples for comparable public companies.

February 22, 2011 Valuation—The slight decrease in fair value determination from $10.27 as of December 17, 2010 to $10.05 as of February 22, 2011 was primarily due to an updated assessment of our forecasted financial statistics.

March 14, 2011 Valuation—There was no material change in assumptions or in fair value determination from February 22, 2011 to March 14, 2011.

May 9, 2011 Valuation—There was no material change in assumptions or in fair value determination from March 14, 2011 to May 9, 2011.

July 11, 2011 Valuation—The slight increase in fair value determination from $10.02 as of May 9, 2011 to $10.08 as of July 11, 2011 was primarily due to an increase in the probability weighting assigned to the two scenarios involving our initial public offering, and the consideration of a single sale scenario. The increase in the probability weightings assigned to the two initial public offering scenarios was made in consideration of our filing of a registration statement on Form S-1 for a potential initial public offering of our common stock and the continued progress in our preparation to become a public company. In addition, this valuation also reflects an updated assessment of our forecasted financial statistics.

We believe consideration of the above factors by our Board of Directors was a reasonable approach in determining the fair value of our common stock. The assumptions that we applied in order to determine the fair value of our common stock represent our Board of Directors’ best estimate, but they are highly subjective and inherently uncertain. If our Board of Directors had made different assumptions, our calculation of the fair value of our common stock and the resulting stock-based compensation expense would have differed, perhaps materially, from the amounts recognized in our financial statements.

Fair Value of Financial Instruments

We have outstanding warrants to purchase shares of our common stock and convertible preferred stock. Warrants to purchase common stock are classified as equity, and warrants to purchase convertible preferred stock are classified as a liability on the consolidated balance sheets at fair value using an enterprise value allocation option pricing model. We recorded the common stock and convertible preferred stock warrants at their respective fair value as of the initial grant date. Warrants to purchase common stock are not subject to remeasurement. We recorded gains and losses arising from the change in fair value of the convertible preferred stock warrants as a component of other income, net, in the consolidated statements of operations. We estimated the fair value of the convertible preferred stock warrants at the respective balance sheet dates. A number of the assumptions set forth in the preceding discussion of stock-based compensation were used to determine these estimates. These assumptions, particularly the fair value of our business and the expected volatility of our common stock, are subject to judgment and could differ significantly in the future. Upon the closing of this offering, the then-current aggregate fair value of the convertible preferred stock warrants will be reclassified from other long-term liabilities to additional paid-in capital and we will cease to record any related periodic fair value remeasurement associated with the outstanding warrants.

Loss Contingencies

We are subject to the possibility of various loss contingencies arising in the course of business. We consider the likelihood of the loss or impairment of an asset or the incurrence of a liability as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that a liability has been incurred or an asset has been impaired and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board, or FASB, issued amended standards about fair value measurements and disclosures. These amended standards improve disclosures about fair value measurements on the basis of input received from the users of financial statements. This amendment is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for years beginning after December 15, 2010, and for interim periods within those years. Early adoption is permitted. The adoption of these amended standards did not have a material effect on our financial position, results of operations or cash flows.

In January 2010, the FASB issued amended standards that require additional disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers, beginning in the our first quarter of 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3), beginning in our first quarter of 2011.

In December 2010, the FASB issued the authoritative guidance to amend Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. This guidance is effective for public entities for years, and interim periods within those years, beginning after December 15, 2010, which is our first quarter of 2011. These new standards have not had and are not expected to have significant impacts on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We had cash, cash equivalents and short-term investments totaling $67.9 million and $49.7 million as of December 31, 2010 and June 30, 2011, respectively. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in highly liquid investments. The cash and cash equivalents are held for working capital purposes. We have not used derivative financial instruments in our investment portfolio. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates given the historic low levels of interest being earned on the short-term fixed-rate instruments in which we invest our cash. These instruments included money market funds and U.S. Treasury bills.

Interest rate risk also reflects our exposure to movements in interest rates associated with our credit facility. The interest bearing credit facility is denominated in U.S. dollars and the interest expense is based on the prime interest rate plus an additional margin. As of December 31, 2010 and June 30, 2011, we did not have any significant debt outstanding. Our capital lease obligations are subject to fixed interest rates.

Foreign Currency Exchange Risk

Our sales contracts are denominated primarily in U.S. dollars and, to a lesser extent, Australian dollars. Consequently, our customer billings denominated in foreign currency are subject to foreign currency exchange risk. A portion of our operating expenses are incurred outside the United States and are denominated in foreign currencies, which are also subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Australian dollar. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. To date, we have not entered into derivatives or hedging strategies as our exposure to foreign currency exchange rates has not been material to our historical operating results, but we may do so in the future if our exposure to foreign currency should become more significant. There were no significant foreign exchange gains or losses in the years ended December 31, 2008, 2009 and 2010.

In May 2009, we entered into a pledge agreement with a financial institution to provide collateral for letters of credit issued by the financial institution on our behalf. The amount of restricted cash collateralizing the pledge agreement was $9.3 million as of December 31, 2010. We will be required to increase or will be entitled to release the amount of restricted cash we post as collateral under the terms of the pledge agreement if the value of the U.S. dollar weakens or strengthens against the Australian dollar. Based on our existing letter of credit obligations, a 10% change in the exchange rate between the U.S. dollar and the Australian dollar would change the amount of restricted cash we are required to post by $1.1 million.

BUSINESS

Overview

We provide a leading networking platform and solutions that enable utilities to transform the power grid infrastructure into the smart grid. The smart grid intelligently connects millions of devices that generate, control, monitor and consume power, providing timely information and control to both utilities and consumers. We believe that the application of networking technology to the power grid has the potential to transform the energy industry through better communication just as the application of networking technology to the computing industry enabled the Internet.

We believe the power grid is one of the most significant elements of contemporary industrial infrastructure that has yet to be extensively networked with modern technology. We were founded in 2002 to address this challenge, pioneering a fundamentally new approach to connect utilities with millions of devices on the power grid. We believe our technology will yield significant benefits to utilities, consumers and the environment, both in the near term and the future. These benefits include more efficient management of energy, improved grid reliability, capital and operational savings, the ability to pursue new initiatives, consumer empowerment, and assistance in complying with evolving regulatory mandates through reduced carbon emissions. We believe these benefits will fundamentally transform the world’s relationship with energy.

The foundation of our technology is a standards-based and secure IP-based network. Our networking platform provides two-way communications between the utility back office and devices on the power grid. In addition to our networking platform, we offer a suite of solutions that run on top of our network and complementary services, all of which we collectively refer to as our Smart Energy Platform. Our solutions include advanced metering, which allows utilities to automate a number of manual processes and improve operational efficiencies, offer flexible pricing programs to consumers, and improve customer service with faster outage detection and restoration; distribution automation, which provides utilities with real-time visibility into the health of the grid, enabling better management and control of power distribution assets to improve grid reliability; and demand-side management, which enables utilities to offer consumers a variety of programs and incentives to use energy more efficiently and reduce usage at times of peak demand. Our service offerings include professional services to implement our products, managed services and SaaS to assist utilities with managing the network and solutions, and ongoing customer support. Our Smart Energy Platform comprises hardware, software and services and combines with devices manufactured by third-party partners to form end-to-end smart grid offerings. We have architected our networking platform to support multiple current and future smart grid solutions. As a result, we believe utilities can increase the value of their network investment as they deploy additional solutions.

We market our Smart Energy Platform directly to utilities around the world. Leading utilities have selected our networking platform to be the foundation of the smart grid. Since inception, we have been awarded contracts to network more than 17 million Silver Spring-enabled devices that connect homes and businesses, of which eight million have been networked as of June 30, 2011. Our utility customers, as of June 30, 2011, include: Atlantic City Electric Company, a subsidiary of Pepco Holdings, Inc., or PHI; Baltimore Gas and Electric Company, a subsidiary of Constellation Energy Group, Inc.; CitiPower Pty and Powercor Australia Ltd, or CHED, subsidiaries of CHEDHA Holdings Pty Limited; Delmarva Power and Light Company, a subsidiary of PHI; Florida Power & Light Company, or FPL, a subsidiary of NextEra Energy, Inc.; Guelph Hydro Electric Systems, Inc; Jemena Electricity Networks (Vic) Ltd; Modesto Irrigation District, or MID; Oklahoma Gas and Electric Company, or OG&E, a subsidiary of OGE Energy Corp.; Pacific Gas and Electric Company, or PG&E, a subsidiary of PG&E Corporation; Potomac Electric Power Company, a subsidiary of PHI; and Sacramento Municipal Utility District.

We have achieved significant growth in our business in a short period of time. To date, a substantial majority of our revenue and billings has been attributable to a limited number of utility customer deployments of our networking platform and advanced metering solution. For the years ended December 31, 2008, 2009 and

2010, our total revenue was $58,000, $3.3 million and $70.2 million, respectively. In the same periods, we generated billings of $17.5 million, $195.6 million and $261.4 million, respectively. For the six months ended June 30, 2010 and 2011, our revenue increased from $21.7 million to $115.5 million and our billings increased from $125.2 million to $126.9 million. Additionally, for the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, we incurred gross profit (loss) of $(12.2) million, $(36.8) million, $(50.0) million and $6.5 million, respectively, and incurred net loss of $(40.4) million, $(113.5) million, $(148.4) million and $(54.4) million, respectively. Please see “Selected Consolidated Financial Data—Other Financial Measures” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Key Elements of Operating and Financial Performance” for more information on billings.

Our Opportunity

The global distribution of electricity is managed through a series of regionally controlled distribution grids, which we refer to as the power grid. Much of today’s power grid infrastructure is antiquated, not automated and has only recently begun to incorporate modern networking technology. We believe the power grid is one of the most significant elements of contemporary industrial infrastructure that has yet to be extensively networked with modern technologies. Networking the grid will allow utilities and consumers to more efficiently generate, control, monitor and consume energy. Numerous forces are making such initiatives critical for utilities throughout the world. These forces include rising energy demand coupled with an aging infrastructure, the emergence of new technologies, the need for greater interaction between utilities and consumers, and regulatory and environmental considerations. While these forces vary across geographies, addressing them requires the transformation of today’s power grid into the smart grid through the deployment of networking technology. According to Pike Research, the global market for advanced metering, distribution automation, demand-side management and related services is estimated to grow from $7.0 billion in 2010 to $19.5 billion by 2015, a compounded annual growth rate of 22.7%. Pike Research prepared this analysis at our request and we paid a customary fee for their services.

Numerous Forces are Driving the Transformation of the Power Grid

The Antiquated Power Grid Cannot Keep Pace with Accelerating Demand. Economic development, population growth and the proliferation of new power-consuming devices are expected to increase global demand for power. According to the U.S. Energy Information Administration, or EIA, electricity consumption worldwide is expected to increase by approximately 87% between 2007 and 2035. The construction of new power-generating capacity to meet this demand is expected to be constrained by impediments such as high costs, permitting obstacles, regulatory hurdles and environmental considerations. We believe these constraints create an imbalance that is further exacerbated by the aging power grid infrastructure, much of which is operating beyond its planned useful life. In addition, utilities in developing countries also struggle to detect or prevent theft from the power grid, which often represents significant losses for them and their consumers. For example, KPMG LLP estimates that losses due to theft and other factors may reach 30-40% in India and nearly 12% in Brazil.

Today’s Power Grid is Incapable of Effectively Integrating Emerging Technologies. Much of today’s power grid infrastructure is based on a centralized generation model in which devices at the end of distribution lines merely consume power. Without two-way communications, the power grid cannot accommodate advanced technologies such as demand-side management programs, renewable-generation sources, grid-powered electric vehicles and distributed storage. The following examples illustrate the limitations of today’s power grid:

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Demand-side management programs: The cost of supplying power to meet peak demand represents a disproportionately high percentage of the overall cost of generation. Many utilities are implementing demand-side management programs to reduce overall energy consumption, especially during peak-demand hours, resulting in savings for both utilities and their consumers. Such programs include demand response, which allows utilities to incentivize consumers to reduce their use of electricity during peak periods. Today’s power grid infrastructure limits utilities’ ability to effectively implement and administer such programs.

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Renewable energy sources: According to the EIA, worldwide renewable generating capacity from installed wind and solar is expected to increase approximately nine-fold between 2007 and 2035. However, these power sources are intermittent and geographically dispersed, introducing substantial volatility onto the power grid. Today’s power grid is incapable of integrating large amounts of these new forms of energy generation in a stable and cost-effective manner.

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Electric-vehicle management: Electric vehicles are gaining in popularity, with 159 hybrid and electric vehicle models expected to be available for purchase in the United States by 2016, based on estimates from J.D. Power and Associates. The widespread adoption of electric vehicles is expected to place a significant strain on the existing power grid. For example, according to IEEE Spectrum, a 240-volt fast charging station is expected to draw up to 6.6 kilowatts, which is approximately the power required by three houses running air conditioning, lights and laundry. According to the Electric Power Research Institute, or EPRI, the power required to charge a single electric vehicle per household, if not properly managed, could overload today’s low-voltage transformers. Shifting this energy demand to off-peak periods and balancing charging times for vehicles sharing common transformers would avoid over-stressing grid infrastructure, improve the utilization of generation sources and decrease the need to add costly peak-generation capacity. The existing power grid is incapable of effectively managing this additional load without new technologies.

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Distributed energy storage: Many utilities are pursuing initiatives to cost effectively store power to mitigate volatility on the power grid and to provide reserve capacity during outages. By storing and releasing energy as needed, energy storage solutions can also help manage the intermittent nature of renewable generation. However, today’s power grid lacks the capability to realize the full potential of storage technologies as utilities will require real-time information on demand levels to integrate and manage them.

Today’s Power Grid Lacks the Capability to Engage and Empower Consumers. Across numerous sectors, product and service providers have used networking technology to enhance their relationship with, and understanding of, their consumers. In the consumer banking sector, for example, electronic and online interactions have resulted in higher engagement between the bank and their consumers, resulting in more personalized and improved service, while reducing costs and enhancing efficiency. Many utilities desire to enhance the relationship with their consumers in a similar fashion to improve the consumer experience and enhance operational efficiency. We also believe that, given consumer adoption of sophisticated information technology tools, heightened awareness of environmental issues and rising energy costs, many consumers are no longer content to be passive users of energy. Instead, many consumers will seek to play an increasingly active role in managing their energy use, facilitated by timely information and advanced tools. Studies have demonstrated that when provided with real-time pricing information and incentives, utility consumers are likely to reduce their overall energy consumption. According to the American Council for an Energy Efficient Economy, consumers will reduce consumption by up to 12% when they have more feedback on their energy usage. Much of today’s power grid lacks the ability to deliver such enhanced interaction between utilities and their consumers. In addition, in markets where power utilities operate in deregulated and competitive environments, this additional information serves as a point of differentiation for the consumer and a competitive advantage to the utility provider.

Utilities are Under Pressure to Adapt to Changing Policies. Around the world, a heightened focus on the environment and energy security has driven policies that support new utility rate structures that promote energy efficiency, increase renewable generation and limit greenhouse gas emissions. For example, public utility commissions in 19 U.S. states have adopted electric rate decoupling, in which the rate structure separates the volume of electricity sold from the utility’s profits. In decoupled rate structures, the utility’s revenue target is defined, and rates are adjusted to match the agreed upon rate of return. This structure removes any disincentives a utility would otherwise have to adopt energy efficiency and conservation programs that would result in the utility selling less power. In addition, 29 U.S. states plus the District of Columbia and Puerto Rico have adopted renewable portfolio standards, which mandate increased renewable generation, and eight additional U.S. states have non-mandatory renewable portfolio goals. In 2009, E.U. leaders set the “20-20-20” targets, calling for a 20% cut in emissions below 1990 levels, a 20% improvement in energy efficiency and a 20% share in renewable energy by 2020. As part of these targets, the E.U. has mandated that 80% of all electricity and gas meters be updated to advanced metering infrastructure, or AMI, by 2020 and 100% by 2022. In April 2011, the European Commission extended this mandate to a call for smart grids, noting “Without serious upgrading of existing grids and metering, renewable energy generation will be put on hold, security of the networks will be compromised, opportunities for energy savings and energy efficiency will be missed, and the internal energy market will develop at a much slower pace.” In addition, China, as reported in the New York Times in June 2011, has begun considering plans to subsidize the use of energy-efficient materials and renewable energy technologies in new buildings in response to electricity shortages and blackouts this year as well as longer-term security worries related to dependence on energy imports and variable prices for commodities, like coal, used in power generation. The global power grid infrastructure will require new technologies to enable utilities to comply with these new policies and dynamics.

Enabling the Smart Grid: Fundamental to Addressing These Global Challenges

The transformation of the existing power grid to the smart grid through the application of networking technology is central to addressing these challenges. The smart grid will intelligently connect millions of devices that generate, control, monitor and consume power, enabling utilities and their consumers to interact dynamically with the energy supply chain by empowering them with timely information and control. We believe this change will fundamentally transform the world’s relationship with energy.

We believe that the application of networking technology to the power grid will revolutionize the way the world interacts with energy just as the application of networking technology to the computing industry reshaped the way in which the world manages and accesses information. Today, any computing device can communicate real-time with other computing and data resources around the world via IP networking. These devices range from servers and mainframes within corporate data centers to the billions of “endpoint” computing devices such as laptops, smartphones and embedded machines. The productivity and efficiency benefits stemming from communications networks that provide access to timely information have revolutionized the information technology industry, enabling new business models, dynamic decision making, and automated response and control.

As with the transition from localized computing to the Internet, a network is required to enable communications between end devices connected to the power grid and the utility. We expect that millions of grid-attached devices will eventually be networked, resulting in real-time information flows that will enable utilities to dynamically shift demand across time, address localized power-quality issues, identify and reduce wasteful line losses, and create sophisticated micro-grids to integrate a variety of supply-and-demand sources on a localized basis. We believe that just as cloud computing optimizes computing capacity, the networked grid will eventually facilitate optimized flows of power, reallocating excess generating capacity to where it is most needed and shifting demand to match available supply, effectively creating “virtual power plants.”

We believe these new capabilities will yield significant benefits to utilities, consumers and the environment, both in the near term and the future. These benefits include more efficient management of energy, improved grid reliability, capital and operational savings, the ability to pursue new initiatives, consumer empowerment, and compliance with evolving regulatory mandates through reduced carbon emissions. While smart grid deployments will require significant investment over the next few decades, we believe these investments will generate benefits for utilities and their consumers. Over time, we expect these benefits will translate into rates for consumers below what they would otherwise have been, absent such investments.

We believe that the full potential of the smart grid has yet to be imagined. One of the results following the application of networking to computing was the advent of the Internet. As networking has matured, there has developed a recognition that the value of a network increases as the number of connected devices increases.

Consistent with this, we believe that as more devices are networked to the smart grid, its value will grow and will generate benefits that are unforeseen today. Over the long term, we believe our networking platform has the potential to be extensible to areas beyond energy, including smart homes, smart buildings, and smart cities, thereby enabling the internet of things. The “internet of things” refers to an architecture where physical devices gain the capacity to communicate with each other through the application of networking technology.

Stringent Smart Grid Requirements Necessitate a Robust Networking Platform

We believe that utilities require a robust networking platform that allows them to transform the power grid infrastructure into the smart grid, thereby generating significant benefits to utilities, consumers and the environment. We believe that the only way to effectively enable the smart grid is through the implementation of a robust networking platform that meets the following stringent requirements:

Standards-Based. We believe the most successful networks have been those based on open standards. IP has emerged as the dominant protocol for interconnecting enterprise devices, Internet clients and hosts, and consumer technologies. This dominance resulted from its low cost, its evolution according to standards and its ease of use. With an open, standards-based networking platform, utilities can choose from a diverse set of products from a variety of vendors.

High Performance. A networking platform must deliver high performance by maximizing throughput and minimizing latency. To accommodate an increasing number of solutions, such as distribution automation and demand-side management, the networking platform must be able to easily and economically support these solutions without negatively impacting performance.

Scalable. A networking platform must be easily and quickly scalable to accommodate an ever-increasing number of devices generating and transmitting ever-increasing amounts of data. Large utilities have millions of consumers, and the networking platform must be capable of supporting all of them and the addition of many new devices in the future.

Extensible. A networking platform requires upgradable software and hardware designed to allow utilities or developers to expand its capabilities. Extensibility reduces the need for additional future investments and mitigates the risk of technological obsolescence and stranded assets.

Secure. The power grid is vulnerable to the risk of data loss, theft and malicious attacks, and a smart grid often provides a command-and-control function for the power grid. In addition, many of the power grid’s components are located in easily accessible and unsecured, outdoor locations. As a result, a networking platform for the smart grid must integrate highly sophisticated and proven security technologies deployed across multiple layers.

Broad Coverage. To fully realize the benefits of the smart grid, utilities require a networking platform that provides coverage throughout their entire service territory. Grid devices are often geographically dispersed and located in inconvenient locations such as basements. As such, the networking platform must have the ability to integrate multiple communications technologies to reach all devices on the grid on a continual basis. In addition, the platform must be flexible enough to operate effectively in both densely and sparsely populated areas.

Reliable. Much of the physical infrastructure that makes up the network must reside outdoors, where factors such as weather, the growth of foliage or construction can change operating conditions over the infrastructure’s lifetime. In addition, this infrastructure can be deployed in locations that are costly or difficult to service. As a result, a networking platform must be resilient, self-configuring and self-healing to function reliably with minimal intervention.

Cost Effective. The networking platform must deliver a compelling business case, both at installation and as additional solutions are added to the network. Maintenance and upgrade costs must also be low, and the network must integrate with the utility’s existing information technology and systems to facilitate deployment without expensive installation or integration costs.

Our Technology and Solution

The foundation of our technology is a standards-based and secure IP-based network. Our network is composed of our hardware such as access points and relays, our UtilOS network operating system, and our GridScape software suite, which together provide utilities the ability to communicate with and control devices connected to the power grid. We also offer a suite of solutions that run on top of our network including advanced metering, distribution automation, and demand-side management. These solutions include additional hardware, such as our communications modules and bridges, and applications from our UtilityIQ and CustomerIQ software. Our solutions combine with devices from the large number of third parties with whom we collaborate to form end-to-end smart grid offerings built on our network. In addition, we offer a wide range of services that enable our utility customers to deploy, operate and maintain our networking platform and solutions. These service offerings include professional services to implement our products, managed services and SaaS to assist utilities with managing the network and solutions, and ongoing customer support.

Key Features and Benefits of Our Networking Platform

We have designed and built our networking platform from the ground up for the sole purpose of enabling utilities to transform the power grid infrastructure into the smart grid. We believe our utility customers benefit in the following ways:

Standards-Based. Our networking platform is based on standard IP, including IPv4 and IPv6, which enables utilities to deploy standards-based networking throughout their infrastructure and allows for interoperability with other standards-based devices. We utilize web services and open software standards and interfaces to enable integration with third-party software and devices. We believe this open and flexible architecture enables multi-vendor interoperability and facilitates integration with devices and software from other vendors. As a result, we believe utilities can readily extend our networking platform to support a broad set of end-to-end smart grid offerings in a cost-effective and timely manner.

High-Performance. Our networking platform delivers high-bandwidth, low-latency performance and traffic prioritization that enables it to meet the stringent requirements of multiple time-sensitive solutions for the smart grid. Our network hardware devices incorporate powerful two-way multi-channel radios, sophisticated routing techniques and high-speed node-to-node communications. Our platform is specifically designed to have ample bandwidth, which allows utilities to run multiple solutions including those that require high-throughput communications, such as distribution automation, while maintaining robust operating performance.

Scalable. Our networking platform can be deployed rapidly at scale to accommodate millions of devices on the power grid. For example, between September 2008 and June 30, 2011, PG&E had deployed over 4.1 million Silver Spring-enabled meters, representing what we believe to be the largest IP-based smart grid deployment in the world. Similarly, our UtilityIQ software suite is designed to support the significant data load generated by millions of devices as they are added to our networking platform. As a result, we believe utilities that deploy our networking platform can easily and cost-effectively expand beyond the scope of their initial deployments.

Extensible. Our communications modules are designed with ample processing power and memory to support future functionality. This design enables us, for example, to deliver software over the air, much like a smart phone. This ability allows us to augment the functionality of, and to deploy new solutions and applications to, previously deployed hardware. For example, we recently made available to certain utility customers a beta version of UtilityIQ Power Monitor that leverages the intelligence in our communications module to provide proactive alerting of voltage levels above or below a utility’s threshold. These utility customers deployed this application by simply pushing the application out over the air to devices already deployed in the field. As a result, we believe our utility customers can mitigate the risk of technology obsolescence.

Secure. Our networking platform incorporates an end-to-end, multi-layer security architecture. Our security model incorporates sophisticated techniques to secure every device on the network but is also architected to preserve the integrity of the entire network even if an individual device is compromised. We use proven, IP-based technologies and associated security techniques to enable our utility customers to benefit from a technology that has had to evolve over the decades to address constant, increasingly sophisticated attacks in a wide variety of industries and applications. We secure communications over our platform using a combination of advanced encryption, strong authentication mechanisms and Public Key Infrastructure security certificates. We combine our proprietary security architecture with these standardized IP-based technologies to address a wide range of potential threats that are specific to long-lived networking infrastructure. As a result, we believe our networking platform allows utilities to operate large-scale networks while minimizing security risk.

Broad Coverage. Our networking platform supports a variety of standard communications technologies providing utility customers with flexibility to select the technologies required to maximize network coverage in their service territories. Our networking technology typically utilizes a powerful radio deployed in a wireless mesh architecture, which leverages a peer-to-peer design to cost-effectively connect many endpoints while providing multiple redundant paths to enable broad coverage. We can also leverage alternative communications technologies, such as 3G/4G cellular, satellite and Ethernet and may incorporate others, as appropriate. This flexibility enables us to provide coverage throughout diverse terrain and population densities. As a result, we believe our utility customers can deploy a flexible networking platform that meets their coverage needs.

Reliable. Our networking platform is designed to be self-configuring and self-healing. Our communications modules communicate with multiple access points, providing redundant paths to the utility, and dynamically adjust their connections to the network and to neighboring devices to accommodate changes in the physical environment that impact wireless throughput, such as new construction or foliage growth. In addition, our UtilOS network operating system routinely re-evaluates the optimal path for communications traffic. As a result, utilities benefit from built-in optimization and self-healing capabilities that allow our networking platform to function reliably with minimal interruption and limited manual intervention.

Cost-Effective. Our networking platform is designed to limit both capital and operational expenditures relative to more expensive alternatives such as RF tower-, cellular- or PLC-based architectures. In contrast to such alternatives, our architecture enables our utility customers to leverage a single network, rather than build multiple networks, when deploying additional solutions such as distribution automation and demand-side management. Equipment requirements are mitigated because our access points support data from thousands of our communications modules, and all communications modules can act as relays for data from other communications modules. Our hardware and software is highly automated and operates with minimal manual intervention, thereby reducing upfront and ongoing maintenance expenses. Our software suite is based on a web-services architecture, simplifying integration with existing utility data systems and further limiting costs as a result of reduced integration time. We believe this approach limits capital and operational expenditures and enhances our utility customers’ return on investment.

Business Benefits of Our Smart Energy Platform

Our networking platform is designed to yield significant benefits to utilities, consumers and the environment. We believe that utility investments in the networking platform will help utilities mitigate future costs and improve their ability to manage the power grid. Over time, we expect these benefits will translate into rates for consumers below what they would otherwise have been, absent such investments. In addition, many of the benefits will flow directly to consumers by empowering them to use energy more efficiently and save money. The benefits of transforming the power grid into the smart grid via our technology include more efficient management of energy, improved grid reliability, capital and operational savings, the ability to pursue new initiatives, consumer empowerment, and compliance with evolving regulatory mandates through reduced carbon emissions. EPRI estimates the benefits of deploying a smart grid in the United States to be worth $1.3 to $2.0 trillion in 2010 dollars between 2010 and 2030.

Examples of the tangible benefits delivered by our networking platform and solutions include:

Operational Savings for Utilities. Utilizing our advanced metering solution, utilities can significantly reduce costs by automating certain key operational functions required to run their business, including meter reading, and connecting and disconnecting electricity service. These tasks have historically been labor intensive for utilities and inconvenient for consumers. For example, PG&E was able to automate more than 230,000 remote disconnects and reconnects in 2010 as a result of implementing our platform. According to PG&E, the average cost per field visit, as of March 2005, was approximately $85 for single-phase electricity meters. Automation also benefits consumers by reducing wait times for service.

Empowering Consumers. Our demand response solution allows utilities to engage and empower consumers by offering new time-based pricing options and connecting in-home technologies to provide opportunities for consumers to better understand their energy usage and save money. With these new pricing options, utilities can better smooth electric demand, reducing the need to build additional power plant capacity to accommodate peak demand, generating large capital expense savings from avoiding construction of power plants and reduced operating costs of generating electricity during peak times. For example, OG&E has recently piloted our demand response solution, including our CustomerIQ portal, and conducted a study of approximately 3,000 consumers on the effects of the solution. Under this demand response pilot, OG&E offered a variety of voluntary dynamic-pricing programs using various in-home technologies, including our CustomerIQ portal. Study participants that were assigned the CustomerIQ portal generated peak period demand reductions of approximately 7% to 14%. According to a report by Global Energy Partners, OG&E is hopeful that demand reductions achieved through a combination of price response programs, which includes customer participation in programs enabled by smart meter technology, in-home technology, and energy awareness will have the effect of reducing peak demand to help OG&E achieve its goal to avoid constructing any new, incremental fossil-fueled generating capacity prior to 2020.

Increasing the Efficiency of the Power Grid. With our advanced metering and distribution automation solutions, utilities can more effectively and efficiently deliver electricity to homes and businesses with less waste. Historically, utilities have had limited visibility into the voltage levels at consumers’ locations, requiring the utilities to send more power down the lines to ensure adequate voltage. With our products, utilities can monitor actual voltage levels at each consumer’s location and adjust system voltage remotely, improving energy efficiency. For example, Commonwealth Edison Company, a subsidiary of Exelon Corporation, and Ohio Power Company, a subsidiary of American Electric Power Company, Inc., are running pilots leveraging our distribution automation and advanced metering solutions to monitor and control voltage levels on the grid. Green Circuits, a distribution-efficiency initiative led by EPRI, has shown that utilities can achieve 1.8% to 2.7% overall energy reduction with conservation voltage reduction. Pacific Northwest National Laboratory estimates that 2% energy savings in the United States from conservation voltage reduction and advanced voltage control can reduce carbon emissions by 2% in the United States, or 59 million metric tons per year, by 2030. McKinsey & Company estimates that by 2019, energy savings from conservation voltage reduction and volt-VAR optimization will total $43 billion in 2009 dollars annually in the United States.

Our Competitive Strengths

We believe we have a number of unique advantages that position us for continued leadership and growth in providing the networking platform and solutions utilities use to transform the power grid infrastructure into the smart grid. Our competitive strengths include:

Premier Purpose-Built Network for the Smart Grid. We were founded for the sole purpose of helping utilities transform the power grid into the smart grid. The core of our technology is the network, which was designed and built from the ground up for the specific purpose of addressing the stringent requirements of the smart grid: standards-based, high performance, scalable, extensible, secure, broad coverage, reliable and cost effective. Alternative solution providers often repurpose networking technologies, such as cellular and broadband, and as a result have not comprehensively addressed the challenging requirements of the smart grid. We believe our purpose-built network is best-in-class.

Innovative Technology. We built our networking platform through our focused development of core networking, communications, semiconductor and power electronics technologies. In 2006, we developed what we believe was the first IPv6 networking platform that enabled two-way communications between utilities and millions of devices connected to the power grid. Since then, we have continued to add features and functionality to improve our networking platform and currently have our fourth generation of technology under development. We have also built a significant core competency in key software disciplines, including operating system design, network management, security and analytics that both underlie our networking platform and also enable the advanced solutions and applications we offer on top of our network. As of June 30, 2011, we had 27 patents issued and 63 patents pending in the United States related to networking hardware and software, and smart grid applications.

Field-Proven Performance. We have deployed what we believe to be the world’s largest IP-based network enabling the smart grid. Our technology is used by utilities as a mission-critical communications network that supports the monitoring, control and management of their distribution infrastructure. As a result, operational performance, stability and reliability are paramount. Our networking platform has been operating in the field under live conditions for several years and, as of June 30, 2011, we have networked more than eight million silver spring-enabled devices that connect homes and businesses for leading utilities. From January 1, 2011 through May 31, 2011, we delivered 99.9% system availability of our UtilityIQ advanced metering solution for the networks that we manage. Our ability to deliver consistent performance to some of the world’s most demanding utilities differentiates us from our competitors.

Low Total Cost of Ownership. Our networking platform and solutions were designed to offer utilities low total cost of ownership. We designed our networking platform to be high-performing, flexible and capable of supporting multiple solutions. As a result, we believe utilities can reduce their capital and operational expenditures by leveraging a single platform, as compared to alternatives that will likely require the deployment of additional, duplicative networking infrastructures to support additional solutions. The design of our networking platform, which includes features such as self-healing, high-powered and modular architectures, allows for cost-effective implementation in support of a single solution, such as advanced metering. Utilities that choose to deploy additional solutions, such as distribution automation and demand-side management, can leverage their existing networking platform, resulting in lower operating expenses, better capital efficiency and faster deployment, ultimately resulting in shorter time to value. The majority of our full-deployment utility customers are already leveraging our networking platform deployed for advanced metering to support, at least in pilot form, at least one other solution, further lowering their total cost of ownership. We believe for every solution that utilities add to our networking platform, they further reduce their total cost of ownership when compared to these alternatives.

Blue Chip Utility Customers. Our customer base consists of some of the largest and most recognizable and respected utilities in the United States and Australia. We have worked closely with these utility customers with a focus on delivering superior products and a high level of service, allowing us to form long-term relationships. Our close working relationships provide us with early and deep insight into their needs and future requirements, which then drives our development efforts. When new projects arise with these utility customers, our relationships position us well to compete for their business. In addition, our existing utility customers often serve as strong references when we compete for business from new utility customers.

Interoperability with Industry-Leading Partners. We work closely with a number of vendors, including meter manufacturers, to develop end-to-end offerings for utilities that implement our standards-based networking platform. Our solutions are designed to interoperate with the products of more than 50 vendors, providing our utility customers with the flexibility to choose from a wide range of products. Additionally, we have more than 30 hardware and software vendors in the smart grid value chain that have applied to enroll in our partner program. For example, when deploying our advanced metering solution, our utility customers can select meters offered by several different manufacturers. As we continue to increase the number of vendors with whom we collaborate, our utility customers will benefit from the resulting innovation, helping establish our networking platform as the industry standard.

Our Strategy

Our objective is to provide the leading networking platform and solutions that enable utilities to transform the power grid into the smart grid, ultimately becoming the industry standard for utilities worldwide. To achieve this objective, we intend to:

Exceed our Customers’ Expectations. We seek to differentiate ourselves from our competitors through superior product reliability, performance and service. We believe that this focus has strengthened our relationships with our existing utility customers. We have regular feedback sessions with our utility customers, which allow us to better understand their evolving needs and continuously improve our products and services. We also believe our global presence and our investments in software engineering and support create competitive advantages in serving domestic and international utilities.

Enlarge our Network Footprint. As our networking platform has been demonstrated at scale, we have succeeded in attracting additional utility customers. Since January 1, 2007, we have entered into publicly announced contracts to provide our networking platform and solutions to utility customers representing 17 million homes and businesses. In addition, utilities serving more than 30 million homes and businesses are currently in various phases of piloting and testing. By expanding our footprint, we not only realize the revenue associated with the initial contract but also gain an opportunity to sell additional solutions and services to these customers in the future. As a result, we are focused on winning new deployments with the goal of becoming the networking platform of choice for leading utilities worldwide.

Expand Internationally. We believe the smart grid has become a priority for utilities worldwide. Our goal is to be the leader in every market we enter. We are actively involved in marketing our Smart Energy Platform on a global basis and currently have projects and personnel in Australia, South America, Europe and Asia. We have prioritized our international activities based on countries with a combination of the following attributes: high GDP, high total and per-capita electricity consumption, utilities with a large number of homes and businesses, government mandates, available RF spectrum, high energy theft, reliability concerns and operating inefficiencies. We selected Australia as our initial international market because we believed our networking platform and solutions were uniquely positioned to meet the requirements of that country’s progressive regulatory and environmental mandates. In 2008, we signed agreements with Australian utilities Jemena Electricity Networks Limited and United Energy Distribution, and in 2009, we signed agreements with Citi Power Pty and Powercor Australia Ltd, resulting in our becoming a leader in Australia. In 2010, we opened an office in Brazil in anticipation of that country’s regulatory mandates and have been active participants contributing to the formulation of those regulatory standards. We have also introduced versions of our products modified for this market and have deployed field projects with a number of utilities. In Europe and Asia, we are actively engaged with utilities influencing market requirements and have a number of ongoing testing and evaluation projects. To address this international opportunity, we plan to aggressively invest in our products, marketing efforts and delivery capabilities to serve these markets.

Broaden our Solutions and Services. We strive to broaden the scope of our solutions and services to maximize the benefit our utility customers receive from having deployed our Smart Energy Platform. This expansion includes providing existing utility customers with additional solutions and services from our current portfolio and developing new solutions and services to address our utility customers’ evolving requirements, as discussed below.

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Market Additional Solutions to Existing Utility Customers. The majority of our utility customers are already leveraging the networking platform for advanced metering to support, at least in pilot form, at least one other solution. For example, OG&E initially awarded us a contract for our networking platform and our advanced metering solution, and is currently piloting our demand-side management solution. Similarly, after deploying our advanced metering solution, Sacramento Municipal Utility District purchased our distribution automation solution.

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Develop New Solutions and Applications. In response to our customer needs, we have also developed new applications, such as Critical Operations Protector, or COP, which enhances security for issuing critical commands such as remote disconnects in advanced metering. We released this application in March 2011, and several of our utility customers have already purchased it.

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Expand Our Services Business. Services are a key component of our Smart Energy Platform, providing value to our utility customers as they deploy and operate our network and solutions. Even after our solution is fully deployed, utility customers have elected to have us continue managing their network. For example, FPL recently extended its managed services contract for five years. In addition, as we add new solutions and applications to our product portfolio, we expect to develop new complementary service offerings. Our managed services and SaaS represent the foundation of our recurring revenue base.

Extend our Technology Leadership. We intend to continue to invest in research and development to further enhance our technology leadership. In 2006, we implemented what we believe was the first IPv6 network for the smart grid and have since incorporated our experience and feedback into developing every subsequent generation of our technology. We have released three major versions of our technology, with improved security, distributed intelligence, and transport options. We are currently developing our fourth generation of technology. With each generation of our technology, we have been able to simultaneously reduce hardware production costs while materially enhancing its functionality. Over the long term, we believe our networking platform has the potential to be extensible to areas beyond energy, enabling the internet of things, where physical devices gain the capacity to communicate with each other through the application of networking technology.

We believe that by continuing to execute our strategy and connect additional homes and businesses, we will experience a network effect that will establish our Smart Energy Platform as the platform of choice for utilities.

Utility Customers

Our utility customers are located in the United States, Canada, Australia, South America, Europe and Asia. Our customer agreements range from large-scale deployments across a utility’s entire service territory to pilot projects and tests. Our customer agreements often address both the deployment of our networking platform as well as specific solutions such as advanced metering, distribution automation and demand-side management. As of June 30, 2011, our utility customers had deployed more than 8.0 million Silver Spring-enabled devices that connect homes and businesses via our networking platform to their back-office systems.

The following list includes our current utility customers, as of June 30, 2011, that are or will be deploying our networking platform and advanced metering in their coverage area. Many of these utility customers are also piloting or have purchased one or more of our other solutions.

•	Atlantic City Electric Company, a subsidiary of PHI

•	Baltimore Gas and Electric Company, a subsidiary of Constellation Energy Group, Inc.

•	CitiPower Pty and Powercor Australia Ltd, subsidiaries of CHEDHA Holdings Pty Limited

•	Delmarva Power and Light Company, a subsidiary of PHI

•	Florida Power & Light Company, a subsidiary of NextEra Energy, Inc.

•	Guelph Hydro Electric Systems, Inc.

•	Jemena Electricity Networks (Vic) Ltd

•	Modesto Irrigation District

•	Oklahoma Gas and Electric Company, a subsidiary of OGE Energy Corp.

•	Pacific Gas and Electric Company, a subsidiary of PG&E Corporation

•	Potomac Electric Power Company, a subsidiary of PHI

•	Sacramento Municipal Utility District

In 2010, the deployments for FPL, PG&E and MID represented 37%, 33%, and 21% of our revenue, respectively. In 2010, the deployments for PG&E, FPL, subsidiaries of PHI, and CHED represented 39%, 19%, 12% and 10% of our billings, respectively.

In addition, we had more than 10 utility customers, as of June 30, 2011, piloting at various scales our Smart Energy Platform, including the following:

•	Commonwealth Edison Company, a subsidiary of Exelon Corporation

•	Indiana Michigan Power Company, a subsidiary of American Electric Power Company, Inc.

•	Indianapolis Power & Light Company, a subsidiary of IPALCO Enterprises, Inc.

•	Ohio Power Company, a subsidiary of American Electric Power Company, Inc.

•	Columbus Southern Power Company, a subsidiary of the American Electric Power Company, Inc.

•	Public Service Company of Oklahoma, a subsidiary of American Electric Power Company, Inc.

•	Electricity Networks Corporation

Products and Services

Our Smart Energy Platform enables utilities to transform the existing power grid infrastructure into the smart grid and includes our networking platform and solutions that run on top of the network as well as complementary services. Our networking platform facilitates two-way communications between the utility back office and devices on the power grid. We also offer a suite of solutions and applications that run on top of our network including advanced metering, distribution automation, and demand-side management. These solutions and applications are integrated with third-party products from the large number of third parties with whom we partner to form end-to-end smart grid offerings. In addition, we offer a wide range of services that enable our utility customers to deploy, operate and maintain our Smart Energy Platform.

The following diagram depicts our Smart Energy Platform and its interconnection with a utility customer’s back-office systems.

Within our Smart Energy Platform, we provide a full stack of software capabilities that underlies our networking platform and enables the solutions and applications we offer on top of our network. At the core is UtilOS, our operating system that drives the functionality of all our devices. Our GridScape suite provides management and security for our overall network. The UtilityIQ and CustomerIQ application suites provide business intelligence for each of the solutions we offer.

Networking Platform

At the foundation of our Smart Energy Platform is a standards-based and secure IP-based network. The networking platform is composed of our hardware such as access points and relays, our UtilOS network operating system, and our GridScape management and security software. This network provides utilities the ability to communicate with devices connected to the power grid.

Networking Hardware:

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Access Points. Our access points run UtilOS and combine advanced routing and processing capabilities with a powerful radio to help form the network. Access points link devices in the neighborhood area network to a utility’s back office or data center over the wide area network. Access points support flexible communications technologies to connect to a utility’s back office, such as 3G/4G cellular, satellite and Ethernet. These devices are engineered to withstand harsh environmental conditions, including wind, lightning strikes, rain, snow, and temperature extremes; are packaged in a standard form factor; and can be installed in a variety of locations such as a power pole.

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Relays. Our relays are repeater devices that run UtilOS and extend the reach of our network. RF signal strength between communicating devices can decrease as a result of interference or obstructions such as foliage, buildings, and terrain. Relays receive signals from any of our hardware devices and retransmit the signals at full strength. Like access points, relays use heavy-duty enclosures engineered to withstand harsh environmental conditions and are packaged in a standard form factor that can be installed in a variety of locations.

Networking Software:

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UtilOS. Our UtilOS software is our network operating system that resides on and powers all of our hardware devices. UtilOS allows our hardware devices to securely join the network and communicate with each other. UtilOS provides a comprehensive set of advanced networking features including network discovery, network addressing and address management, advanced routing, and secure communications. UtilOS also allows our devices to be remotely programmable over the air, enabling device upgrades without costly maintenance visits.

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GridScape. Our GridScape network management and security application provides configuration, management, firmware upgrades, and security for our devices and network. GridScape, currently sold as UtilityIQ Network Element Manager, provides a real-time view into the health and status of the network. It offers graphical network topology status reports, summary statistics about network operation, and active events by type and severity. GridScape also provides a number of security features, including management of security certificates for encrypted communications across the network. For distribution automation, we sell an additional application, GridScape for distribution automation, which manages our hardware for distribution automation communications. It supports a number of features including network polling, on-demand diagnostics, remote configuration, geospatial display of network statistics, spectrum analysis and encrypted communications. Another GridScape application, the 3G meter configuration software, enables configuration of third-party 3G or GPRS cellular modems deployed in select meters. The Critical Operations Protector application enhances security for issuing critical commands such as remote disconnects for advanced metering, in which a utility remotely turns on or off electricity service to a home or business. Critical Operations Protector combines our software with third-party hardware to increase security for sending those commands.

Solutions

We offer an array of solutions consisting of hardware and software that build upon our network, including advanced metering, distribution automation, and demand-side management. Demand-side management includes energy efficiency, demand response, and electric vehicle charging solutions.

Advanced Metering

Our advanced metering solution provides utilities with two-way communications from our communications module integrated into a third-party meter to their back office, enabling utilities to remotely perform such functions as reading meter usage, capturing time-of-use consumption data, connecting and disconnecting service, and detecting power outages. Our advanced metering solution comprises communications modules that are integrated into partner meters and our UtilityIQ software applications. We do not manufacture meters; instead, we partner with various meter manufacturers to provide a range of meter options for our utility customers.

Our advanced metering hardware includes:

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Communications Modules. Our communications modules are wireless network interface cards that are embedded into third-party meters. We are meter agnostic and currently support meters certified by the American National Standards Institute and International Electrotechnical Commission. Our communications modules have significant processing power and flash memory, which enable distributed intelligence throughout our network and provide memory for data storage. Our communications modules run our UtilOS network operating system, enabling the devices to form a self-configuring, self-healing mesh network and to securely and dynamically join our network. Our communications modules also include powerful two-way radios. They typically transmit at one watt, the highest regulatory level allowed for systems operating in unlicensed spectrum in many global jurisdictions, and this high wattage significantly increases signal range. These radios can support a variety of frequencies. U.S. deployments operate in the 902-928 MHz ISM band, and the communications module can be modified to support different frequencies to meet local requirements. Versions of our communications modules can also connect to third-party GPRS or 3G cellular modems to directly connect the meter to UtilityIQ over a public carrier network. Communications modules can also support a second radio for home area network, or HAN, connectivity. This HAN radio can relay data needed for demand-side management initiatives and runs ZigBee and other standards-based protocols.

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External Communications Modules. For certain devices in international markets, we offer external communications modules that enables us to quickly support additional third-party meters before our communications technology is integrated into the meter. This external communications module connects to our partners’ meters via a serial interface and includes the same powerful two-way radios as our integrated communications modules.

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Gas Interface Management Units, or IMUs. We embed technology similar to that in our communications modules within our Gas IMUs. These self-contained devices are designed to be installed on a variety of in-the-field third-party gas meters to enable two-way communications to a utility’s back office.

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Water Meters Modules. Although we do not manufacture water meters or communications modules for water meters, we expect to update our advanced metering solution later this year to collect usage data from water meters manufactured by third parties.

We offer various UtilityIQ software applications for advanced metering, including:

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UtilityIQ Advanced Metering Manager, or AMM. UtilityIQ AMM provides meter data collection, remote service management, remote meter management, and meter provisioning. The UtilityIQ AMM interface allows utility operators to configure groups, schedules and exports across a variety of devices to collect, manage, and analyze consumption data, power-quality metrics, device locations, and status logs. Utilities can also upgrade the software within the meter, enabling utilities to remotely provide new functionality to all the meters in their service territory.

•	UtilityIQ Outage Detection System, or ODS. UtilityIQ ODS enables identification and scoping of power outages and restorations, immediately alerting utilities to an outage. The software correlates outage and restoration data, providing a visual presentation of outage severity and location and power restoration.

Distribution Automation

Our distribution automation solution provides two-way communications from distribution devices along the power grid to the back office or substations, providing utilities with real-time information for grid monitoring and control. Our distribution automation solution comprises bridges paired with third-party devices and our UtilityIQ Power Monitor application, which is currently in beta release. While utilities have been implementing distribution automation for many years, adding two-way communications over a common networking platform significantly improves their visibility into and control over the power grid. As a result, utilities gain the information needed to better contain and more quickly resolve outages, monitor power-quality metrics with greater granularity, and adjust voltage levels dynamically to reduce energy waste. Our distribution automation solution hardware and software include:

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Bridge product family. Our bridge family incorporates our communications technology to enable two-way communications to a wide variety of distribution devices, such as reclosers, automated feeder switches, and capacitor bank controllers. Our bridges support the standard Distributed Network Protocol, or DNP3, which supports connectivity with utilities’ Supervisory Control and Data Acquisition, or SCADA, and other protection-and-control systems.

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GridScape for Distribution Automation. GridScape for distribution automation manages the network for distribution automation. It supports a number of features including network polling, on-demand diagnostics, remote configuration, geospatial display of network statistics, spectrum analysis and encrypted communications.

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UtilityIQ Power Monitor. We currently offer a beta version of our voltage monitoring application and expect to make the release generally available later this year. Utilities today have a limited understanding of voltage levels across their distribution grid, relying on limited data points and estimates to model voltage levels. Consequently, utilities send electricity to consumers at higher-than-needed voltage levels to ensure that the last home or business on the distribution line receives sufficient voltage, resulting in wasted energy. The UtilityIQ Power Monitor application leverages intelligence in our communications modules to provide real-time alerts of voltage levels above or below a utility-set threshold.

Demand-Side Management

To help balance energy supply and demand, utilities need a way to better manage the power load their consumers create. Reducing, shifting, or scheduling this power load is called demand-side management. We offer three solutions to support demand-side management. Energy efficiency helps reduce overall energy consumption, or “base load.” Demand response helps reduce energy consumption when demand is highest, called “peak load.” Electric vehicle charging management allows utilities to provide consumers information for optimizing when to charge their electric vehicles, minimizing the costs and burden on the grid.

Energy Efficiency

Our energy efficiency solution leverages the two-way communications and information gathered from our advanced metering solution to provide consumers with timely information about their energy usage via either our web-based portal or a third-party in-home device. Utilities can also use our web-based portal to send their consumers personalized analysis of their energy usage trends and suggestions for how to reduce usage. Our energy efficiency solution hardware and software include:

•	Communications Modules. Utilities can leverage the HAN radio on the communications module deployed for advanced metering to extend communications into a consumer’s home or business. This

2.4 GHz radio provides connectivity to ZigBee-based devices in the premise. While we do not manufacture in-home devices, we resell some devices and have developed a qualification program to test and validate other third-party devices.

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CustomerIQ. CustomerIQ is a web-based application that enables utility consumers to track, understand, and manage their energy usage and environmental footprint. By seeing their power consumption in 15-minute increments, for example, consumers using CustomerIQ gain better visibility into the impact that various appliances, temperature settings, and lighting configurations have on their energy usage and can in turn adjust their devices to reduce overall energy consumption. CustomerIQ provides utilities with a modular web-based interactive energy-management platform that delivers an insightful, consumer-friendly interface for their smart grid initiatives. Utilities can also use CustomerIQ to offer customer weekly energy reports sent via e-mail. We believe that the use of CustomerIQ, or features of CustomerIQ integrated into a utility’s web site, will allow utilities to better educate their consumers on their energy usage and offer recommendations for reducing energy consumption.

Demand Response

Demand response is an initiative in which utilities incentivize consumers to reduce energy use during times of “peak demand” to avoid the high cost of building additional generation or procuring energy to support this peak load. Historically, to support demand response, utilities had to build out a separate communications infrastructure, lease access to third-party networks such as paging networks, or outsource the entire project to third parties. As a result, utilities focused demand response initiatives on only limited portions of their customer base. The adoption of advanced metering gives utilities a built-in two-way communications network they can leverage to directly offer demand response programs to all their consumers. With our technology, utilities can send messages to consumers in anticipation of a peak-load event, such as a hot summer day that is expected to drive up use of air conditioners, incentivizing them to limit use during peak hours. Utilities can leverage our technology to support both price-based and load control-based demand response programs. In price-based demand response programs, utilities send messages to consumers notifying them of upcoming increases in electricity prices. In load-control demand response programs, utilities send messages to third-party load-control devices that directly control the load of certain in-home equipment, such as air conditioners or pool pumps, during peak demand. Consumers can override the load-control events if needed. Our demand response solution includes hardware and software that enable utilities to send consumers these messages. Our demand response solution hardware and software include:

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Communications Modules. As described under “—Energy Efficiency” above, utilities can leverage the HAN radio deployed with advanced metering to send pricing or load-control messages to devices inside the customer’s premise. We resell a number of demand response in-home devices, including load-control switches, programmable communicating thermostats, and in-home displays to relay peak pricing signals or adjust energy use during peak periods.

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UtilityIQ Demand Response Manager, or DRM. UtilityIQ DRM enables utilities to send pricing and load-control messages to consumers who choose to enroll in their demand response programs. With UtilityIQ DRM, utilities can define and manage demand response programs, support flexible or fully loaded rate plans, and provision and troubleshoot devices on the HAN.

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CustomerIQ. Utilities can leverage CustomerIQ to implement their demand response programs. Consumers can receive price alerts by logging into CustomerIQ over the Internet. We anticipate that future versions of CustomerIQ will allow consumers to use the web-based portal to manage energy consumption by changing settings on HAN devices in response to utility messages.

Electric Vehicle

We have a beta version of our electric vehicle charging management solution and expect to release a commercial version in the future. The majority of consumers purchasing electric vehicles are also expected to purchase fast charging stations, referred to as Electric Vehicle Supply Equipment, or EVSEs. With the current power grid, utilities must supply power to charge an electric vehicle whenever it is plugged in. These 240-volt charging stations will require considerable power, which could strain the power grid if consumers plug in their electric vehicles at the same time, for example at the end of the work day. Utilities will need to be able to anticipate these potential increases in demand and manage the power supply to avoid over-stressing grid infrastructure such as transformers, which can explode under excessive loads. With our technology, the utility will be able to incentivize consumers to charge their electric vehicles during non-peak times, helping utilities manage this new demand. Our electric vehicle solution comprises our communications module integrated into a third-party EVSE and future versions of our UtilityIQ Demand Response Manager application and CustomerIQ web-based portal. Our electric vehicle solution hardware and software include:

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Communications Modules. We have integrated our communications module into a third-party EVSE and plan to continue integrating with additional existing EVSE partners. Utilities can leverage the two-way communications to the EVSE to understand where electric vehicles are charging in their service territory, adjust charging schedules and protect grid infrastructure.

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UtilityIQ DRM. We anticipate that a future version of our UtilityIQ DRM software will include enhanced capabilities to help manage electric vehicle charging infrastructure. This software will help utilities manage the load from electric vehicle charging and incentivize consumers who choose to participate in these programs. With this application, utilities will understand when an electric vehicle has plugged in, understand whether other nearby electric vehicles are also charging, monitor the impact on local grid conditions, coordinate charging loads across them, and communicate with consumers about scheduling charges and pricing information.

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CustomerIQ. We anticipate that future versions of CustomerIQ will enable consumers to monitor their electric vehicles’ charging status, get real-time information for the cost to charge, and start and stop charging at any time.

Smart Grid Platform Services

Through our Smart Grid Services organization, we offer a wide range of services related to the initial deployment and ongoing operation of our networking platform. Our services include professional services, managed services and SaaS, and customer support.

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Professional Services—Network Design, Deployment Support and Program Management. We offer an array of services to help utilities deploy our networking platform and solutions. Our Professional Services include network design and optimization, taking into account geographical terrain, wireless propagation characteristics, device density and routing design, to ensure data is transmitted through the network in an efficient and secure manner. Although we do not provide installation services directly, we support our utility customers and their third-party installers. We provide deployment support to ensure that our hardware devices are properly installed and registered with the network. We also deploy the UtilityIQ application suite and provide systems integration and training to securely connect it to the utility’s back-office software. In addition, we offer program-management services during all stages of a customer’s deployment cycle. These services, which involve close collaboration with our utility customers’ teams, are critical to the successful and timely deployment of our networking platform and solutions.

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Managed Services and SaaS. Our managed services include monitoring the performance of the network, tracking trends, providing alerts, monitoring security and planning disaster response. Through our managed application services, we manage the UtilityIQ application suite. Depending on our utility customers’ preferences, we can deliver our solutions via a SaaS model, where we own the entire solution, including servers and software, and run it from our data center. Alternatively, we can manage the UtilityIQ software suite on servers and software owned by the utility, providing a managed service. Our SaaS offering allows utility customers to decrease or eliminate initial investments in software and hardware systems and transform their system usage to an on-demand basis.

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Customer Support. We offer technical, network and product support at a variety of service levels. Support services include 24x7 telephone support, email and web-based problem reporting, monthly network health reporting, software updates and hardware replacement services.

Our Partners

Although we believe our networking platform is the core enabler of the smart grid, meters and other third-party products are critical to meeting the needs of our utility customers and unlocking the full value of our platform. Because our products are built using open standards, third-party hardware and software vendors can integrate both new and existing devices with our platform, forming end-to-end smart grid offerings.

To meet the needs of the market, we have developed relationships with a large number of third parties, including meter manufacturers, who have optimized their products to integrate with our Smart Energy Platform. This approach enables us to deliver end-to-end offerings that address the needs of our utility customers while lowering technology risk and accelerating implementation times. We have demonstrated interoperability across a broad range of smart grid equipment and software with more than 50 vendors. The composition of our vendors varies between customer projects, depending on each project’s scope and requirements. Our hardware vendors manufacture meters, capacitor bank controllers, in-home displays, electric vehicle charging stations, energy storage devices, smart thermostats and other related devices. Our software vendors provide various applications including meter data management, consumer information management, energy management, work order management, and outage management software that leverages our outage detection application.

Our relationship with American Electric Power Company, Inc., or AEP, illustrates how we collaborate with third parties. AEP selected us as the networking platform for its smart grid deployment in its Ohio service territories. Solutions implemented under this contract include advanced metering, distribution automation, demand-side management and an electric vehicle charging pilot. In addition, our platform will support AEP’s distributed energy storage initiatives. For this project we collaborated with General Electric Company, S&C Electric Company, Schweitzer Engineering Laboratories, Inc., Oracle Corporation, Lockheed Martin Corporation, Radio Thermostat Company of America, G&W Electric Company and Cooper Power Systems, LLC.

Marketing and Sales

We market and sell our products primarily through a direct sales force, consisting of individuals from a variety of backgrounds including energy, networking, infrastructure and telecommunications who generally have experience selling complex technology solutions to large organizations. We continue to expand our direct sales force, including our market development, technical sales and sales support teams, because we believe it is critical that we maintain a direct relationship with our existing and prospective utility customers. We currently have personnel in various locations across the United States, as well as in Australia, Brazil, Hong Kong, Portugal and the United Kingdom, and we plan to expand to other international locations.

Sales Process

We believe that our demonstrated experience of networking more than eight million Silver Spring-enabled devices that connect homes and businesses allows us to understand the unique needs of our utility customers. Given the strategic impact of our networking platform on the utility, our utility customers’ decision-making processes typically involve top-level executives and large multi-functional teams across many organizational layers. Utilities generally undertake extensive budgeting, procurement, competitive bidding, technical and performance review, and regulatory approval processes that can take several years to complete. Utilities generally conduct both lab testing and field pilot projects to verify the functionality of our products prior to awarding a contract for a larger deployment. We work closely with utilities to develop measurable success criteria for these projects and often assist potential utility customers in the development of an internal business case to quantify the value proposition of our products and services. In addition to working with utilities, we sometimes work with systems integrators, particularly when entering foreign markets where we may lack longer-term relationships with local utilities. In these instances, by working with the systems integrators who do have these relationships, we are able to gain a foothold in new markets more quickly.

Generally, we submit a proposal proactively or in response to a formal request for proposal from a utility customer. Our sales are generally made pursuant to master equipment purchase, services and software license agreements, under which utility customers issue specific scopes of work. Our utility customers’ service territory and business needs are likely to evolve over time, and their plans may call for the deployment of new solutions. We believe that our deep relationships with our utility customers allow us to understand, anticipate and address such evolving needs better than our competition. For example, our projects in the United States typically begin with pilot projects for advanced metering, which can then be expanded to include the utility’s entire service territory. Also, many of our utility customers initially purchased our platform for a specific solution, such as advanced metering, and subsequently implemented additional solutions, such as distribution automation or demand-side management.

Fulfilment Process

While we target our sales efforts towards, and in most cases negotiate terms directly with, our utility customers, our utility customers generally contract with and procure some portion of our products through third-party vendors.

For example, for our advanced metering solution, our communications modules are integrated into meters manufactured by third parties, such as General Electric Energy, Landis+Gyr and Secure Meters. Substantially all of our communications modules sales are fulfilled in this manner, and we receive payment directly from these meter vendors. We believe that allowing our utility customers to purchase meters that have been integrated with our communications modules directly from multiple meter vendors creates a diversity of supply options and reduces their supply chain risk. Our remaining products and services are delivered and billed by us directly to our utility customers. Alternatively, we may resell third-party devices, such as meters integrated with our communications modules or HAN devices, directly to our utility customers. Regardless of the method of fulfillment, we maintain a direct and ongoing relationship with our utility customers.

Marketing

Our most important marketing initiative is generating strong customer references that enhance our reputation and ability to win additional utility customers. We develop the references by exceeding the expectations of our utility customers. Our additional marketing efforts are focused on increasing brand awareness, communicating our platform’s advantages and generating qualified leads for our sales force. As networking technologies are in the early stages of being applied to the existing power grid, we strive to provide thought leadership on the application of networking and its critical role in shaping the future of the smart grid. We provide education, support and advocacy to state and federal regulators directly and in support of our utility customers. We also conduct marketing through additional channels, including participation in industry conferences and trade shows, public relations and advertising. Our marketing efforts are directed to utilities in the United States and internationally.

Research and Development

We continually invest in the advancement of our networking platform and solutions, including investing in our core network technologies, expanding the functionality of our current solutions, and developing new solutions and applications to address evolving customer needs. In addition, we intend to continue expanding the interoperability of our products with those of our partners and adapting our products for use in international markets. We are also focused on continually improving our hardware product design to further reduce manufacturing costs and cycle time. Our research and development expenses were $17.0 million in 2008,

$25.5 million in 2009, and $47.0 million in 2010. For the six months ended June 30, 2011, our research and development expenses were $28.6 million.

Manufacturing

We outsource the manufacturing of our hardware to third-party contract manufacturers. This outsourced approach allows us to:

•	focus our resources on core competencies in engineering and supply chain management;

•	reduce costs by minimizing manufacturing overhead and inventory;

•	benefit from our contract manufacturers’ ability to obtain favorable pricing through volume purchases of components;

•	rapidly scale capacity on a global basis to meet demand;

•	improve continuity of material supply; and

•	increase customer response time with turnkey manufacturing and drop-shipment capabilities.

Our contract manufacturers provide us with a wide range of operational and manufacturing services, including material procurement, final assembly, quality control testing, warranty repair, and shipment to our utility customers and meter partners. Our primary manufacturing relationships are with Jabil Circuit, Inc. and Plexus Corp. Our hardware products are manufactured at our contract manufacturers’ facilities in Mexico and the United States. The finished communications modules are shipped directly to our meter partners for integration into electricity meters prior to being shipped to our utility customers. Other finished hardware products, such as our networking hardware and gas IMUs, are generally shipped directly to our utility customers.

Our contract manufacturers generally secure capacity and procure component inventory on our behalf based on a rolling forecast. Our hardware products consist of commodity parts and certain custom components. Our components are generally available from multiple sources or suppliers. However, some components used in our products are purchased from single or limited sources such as Analog Devices, Inc. and NEC Electronics America, Inc. To protect against component shortages and to provide replacement parts for our service teams, we manage our supply chain with our meter partners and contract manufacturers to establish adequate quantities of key components. In addition, we may stock limited supplies of certain key components for our products. As part of our design review process, we also identify alternative or substitute parts for single-source components to further minimize risk. Nonetheless, in some situations, we face the risk of shortages due to reliance on a limited number of suppliers, commodity supply constraints, capacity constraints or price fluctuations related to raw materials.

Competition

Competition in our market is intense and involves rapidly changing technologies, evolving industry standards, frequent new product introductions, and changes in customer requirements. To maintain and improve our competitive position, we must keep pace with the evolving needs of our utility customers and continue to develop and introduce new products, features and services in a timely and efficient manner.

The principal competitive factors that affect our success include:

•	our ability to anticipate changes in utility customer requirements and to develop new or improved products that meet these requirements in a timely manner;

•	the price, quality and performance of our products and services;

•	our ability to differentiate our products and services from those of our competitors and thereby win new utility customers;

•	our reputation, including the perceived quality and performance of our products and services;

•	our ability to ensure that our products conform to established and evolving industry standards and governmental regulations;

•	our customer service and support;

•	warranties, indemnities, and other contractual terms; and

•	customer relationships and our ability to obtain strong customer references that will support future sales efforts and market awareness of our Smart Energy Platform.

We believe we compete effectively in the market as a result of a number of factors including the innovative nature of our technology, the breadth of our product offerings, field-proven performance, competitive cost of ownership, our extensive relationships with third-party vendors and strong references from our existing utility customers.

Our competitors range from small to very large and established companies. These companies offer a variety of products and services related to the smart grid and come from a number of industries, including traditional meter manufacturers, application developers, telecommunications vendors, and other service providers.

We compete with traditional meter manufacturers that incorporate various communications technologies that provide some level of connectivity to the utility’s back office. Our key competitors in this segment include Echelon Corporation, Elster Group SE, Itron Inc., Landis+Gyr AG, and Sensus Metering Systems Inc. Similarly, we compete with traditional providers of distribution automation equipment, such as S&C Electric Company and Schweitzer Engineering Laboratories, Inc.

We also face competition from newer entrants that are providing specific narrowly focused products for the smart grid, including Coulomb Technologies Inc., E2O Communications Inc., Grid Net Inc., OPOWER Inc., SmartSynch, Inc. and Tendril Networks Inc.

Furthermore, other large companies such as Alcatel-Lucent, AT&T Inc., The Boeing Company, Cisco Systems Inc., International Business Machines Corporation, Motorola Solutions Inc., Northrop Grumman Corporation, Siemens AG and Verizon Communications Inc. have announced plans to pursue business opportunities related to the smart grid. We anticipate that in the future, additional competitors will emerge that offer a broad range of products and services related to the smart grid, some of which may be directly competitive with our offerings.

These companies may have competitive advantages in the market, including strong brand recognition, long-standing customer relationships, established distribution networks, deep financial resources and broad product portfolios. In addition, some of our competitors may have larger patent portfolios than we have, which may provide them with a competitive advantage and may require us to engage in costly litigation to protect and defend our intellectual property rights.

To remain competitive, we may need to lower prices, invest more heavily in expanding our portfolio of solutions, improve the functionality or features of our solutions or expand our partnerships with third parties. In addition, these third-party vendors may also be or may become competitors. We intend to continue to effectively manage these relationships and to cultivate relationships with new partners to maintain our competitive positioning.

We endeavor to offer the most competitive and highest-value solutions and services to the markets we serve. Maintaining our competitive positioning through understanding the requirements of our utility customers and markets is of paramount importance in growing our market opportunity and will remain a top priority for our entire organization.

Intellectual Property

Our intellectual property rights are a key component of our success. We rely on a combination of patent, trademark, copyright, unfair competition and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish, maintain and protect our proprietary rights. These laws, procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology. We generally require employees, consultants, utility customers, suppliers and partners to execute confidentiality agreements with us that restrict the disclosure of our intellectual property. We also generally require our employees and consultants to execute invention assignment agreements with us that protect our intellectual property rights. Despite these precautions, third parties may obtain and use without our consent intellectual property that we own or license. Any unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

As of August 11, 2011, we had 28 issued patents and 59 patent applications pending in the United States. In foreign jurisdictions, we have six patents granted and 274 patent applications pending, which are collectively based on 53 U.S. patent applications. Our patents expire at various times between 2015 and 2030. We cannot ensure that any of our pending patent applications will be granted or that any of our issued patents will adequately protect our intellectual property. In addition, third parties could claim invalidity or co-inventorship, or make similar claims with respect to any of our currently issued patents or any patents that may be issued to us in the future. Any such claims, whether or not successful, could be extremely costly to defend; divert management’s time, attention, and resources; damage our reputation and brand; and substantially harm our business.

We own and use distinctive trademarks on or in connection with our products and services, including both unregistered common law marks and issued trademark registrations in the United States, Australia, Canada and the European Union. We also have trademark applications pending to register marks in the United States, Australia, Canada, Brazil and the European Union. We have also registered numerous Internet domain names.

From time to time, we may become involved in disputes over rights and obligations concerning intellectual property. For additional information, see “Legal Proceedings.” From time to time, third parties have claimed, and may continue to claim, that we are infringing upon their intellectual property rights. In addition, we may be contractually obligated to indemnify our utility customers or other third parties that use or resell our products in the event our products are alleged to infringe a third party’s intellectual property rights. If we do not prevail in these disputes, we may lose some or all of our intellectual property protection, be enjoined from further sales of our products that are determined to infringe the rights of others, and/or be forced to pay license fees or royalties to a third party. If we cannot or do not license the infringed intellectual property on reasonable terms or at all, or substitute similar technology from another source, our revenue and results could be adversely affected.

Charitable Contribution

We place a great deal of importance on being socially responsible, particularly with respect to our commitment to the environment. While we believe that our technology will yield significant benefits for the environment, our commitment to the environment and social responsibility is also reflected through our actions. To this end, in March 2011, we granted a warrant exercisable for 250,000 shares of our common stock at an exercise price of $0.001 per share to Entrepreneurs’ Foundation, an unaffiliated, third-party non-profit organization that works with companies to create, manage and implement corporate foundations and community programs. Upon exercise, we expect the proceeds from the sale of these shares of common stock to be used to establish the Silver Spring Foundation, which will develop a long term strategy for the distribution of these funds in the following ways:

•	strategic grants to national or international organizations focused in clean and green energy, the environment and creation of green jobs;

•	disaster relief donations for immediate humanitarian needs and for rebuilding efforts; and

•	annual programs to match employee donations or volunteered time to eligible organizations.

Employees

As of June 30, 2011, we had a total of 593 regular full-time employees, including 31 employees located outside the United States. Our employees in Brazil are represented by a union in accordance with local statutory requirements, but none of our other employees are represented by a union or covered by a collective bargaining agreement.

Facilities

Our corporate headquarters are located in Redwood City, California, where we occupy facilities totaling approximately 171,000 square feet under a lease which expires on December 31, 2012. We use these facilities for administration, sales and marketing, research and development, customer support, and professional services. We also lease office space in Sao Paulo, Brazil, and Melbourne, Australia, which we use for sales and marketing and to deliver professional services locally. We intend to procure additional space as we add employees and expand geographically. We believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

On June 1, 2010, we, along with General Electric Company and Landis+Gyr AG, were named in a lawsuit filed in the United States District Court, Northern District of California. The lawsuit claimed to be a “class action” on behalf of California consumers and alleges that smart meters are defective and generate incorrect bills. On September 9, 2010, we were named in a lawsuit filed by the same plaintiffs in the Superior Court of the State of California, County of San Mateo. The factual allegations and the claims asserted against us in both cases are substantially similar. The Federal District Court case was dismissed on February 7, 2011, in its entirety on jurisdictional grounds. We have filed a motion to dismiss the state court case and intend to vigorously defend against the action.

On June 17, 2011, EON Corp. IP Holdings, LLC, a non-producing entity, filed suit in United States District Court for the Eastern District of Texas, Tyler Division against a number of smart-grid providers, including Landis+Gyr, Aclara Powerline System Inc., Elster Solutions, LLC, Itron, Inc., Trilliant Networks Inc. and us. As of August 10, 2011, the lawsuit had not been served on us. The complaint alleges infringement of United States Patent Nos. 5,388,101, 5,481,546, and 5,592,491 by certain networking technology and services that we and the other defendants provide. We believe that we have meritorious defenses to EON’s allegations and intend to vigorously defend ourselves.

From time to time, we may be subject to additional legal proceedings and claims in the ordinary course of business. We currently have no other material legal proceedings pending other than those described above.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of July 31, 2011:

Name	Age	Position(s)
Executive Officers:
Scott A. Lang	48	Chairman of the Board of Directors, President and Chief Executive Officer
Amy L. Cappellanti-Wolf	46	Chief Human Resources Officer
Michael A. Dillon	52	General Counsel and Secretary
Eric P. Dresselhuys	46	Executive Vice President and Chief Marketing Officer
Anil P. Gadre	54	Vice President, Product Management
Gary M. Gysin	52	Executive Vice President, Worldwide Sales
Warren C. Jenson	54	Chief Operating Officer
John R. Joyce	57	Vice Chairman and Chief Financial Officer
Susan J.S. Taylor	42	Chief Accounting Officer and Vice President, Corporate Controller
Raj Vaswani	45	Chief Technology Officer

Other Directors:
Benjamin Kortlang(1)(2)	36	Director
Thomas R. Kuhn(3)	65	Director
Corbin A. McNeill, Jr.(1)(3)	72	Director
Jonathan Schwartz(2)	45	Director
Richard A. Simonson(1)	52	Director
Laura D. Tyson(3)	64	Director
Warren M. Weiss(2)	55	Director
Thomas H. Werner(2)	51	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Governance Committee.

Scott A. Lang has served as our President, Chief Executive Officer and as Chairman of our Board of Directors since September 2004. Prior to joining us, from 1988 to 2004 Mr. Lang worked at Perot Systems, a provider of information technology services and business solutions, most recently as Vice President of the Strategic Markets Group. Mr. Lang holds a B.S. in Business Administration from the University of Mississippi with a minor in Computer Science, and an Executive M.B.A. from The Kellogg School of Management at Northwestern University. As our President and Chief Executive Officer, Mr. Lang is the general manager of our entire business, directing our management team to achieve our strategic, financial and operating goals. His presence as a member of our Board of Directors brings his thorough knowledge of Silver Spring Networks into our Board of Directors’ strategic and policy-making discussions. He also brings his extensive experience as a senior executive in the information technology and business solution industries into deliberations regarding our strategy and operations.

Amy L. Cappellanti-Wolf has served as our Chief Human Resources Officer since June 2009. From September 2001 to June 2009, Ms. Cappellanti-Wolf served as Vice President, Human Resources of Cisco Systems, Inc., a networking company. From 2000 to 2001, she served as a human resources director at Sun Microsystems, Inc. Ms. Cappellanti-Wolf served as Human Resources Director for The Walt Disney Company from 1995 to 2000 and held various roles in human resources with Frito-Lay, Inc., a division of PepsiCo, Inc., from 1988 to 1995. She holds a B.S. in Journalism from West Virginia University and an M.S. in Industrial and Labor Relations from West Virginia University.

Michael A. Dillon has served as our General Counsel and Secretary since November 2010. Prior to joining us, Mr. Dillon served in various capacities at Sun Microsystems, Inc. prior to its acquisition by Oracle Corporation, including from July 2002 to March 2004 as Vice President, Products Law Group, from April 2004 to April 2006, as Senior Vice President, General Counsel and Secretary, and from April 2006 to January 2010 as Executive Vice President, General Counsel and Secretary. Mr. Dillon served as Vice President, General Counsel and Corporate Secretary of ONI Systems Corp, an optical networking company, from October 1999 until June 2002. He holds a B.A. in Communications and Sociology from the University of California, San Diego and a J.D. from Santa Clara University of Law.

Eric P. Dresselhuys joined us in July 2002 and has served in a number of executive-level sales and marketing roles, most recently as our Executive Vice President and Chief Marketing Officer. From 1997 to 2002, Mr. Dresselhuys was Vice President, Sales and Marketing for Innovatec Corporation, a provider of Advanced Metering and related systems. Prior to joining Innovatec, Mr. Dresselhuys worked at Procter & Gamble, where he held a variety of sales and marketing positions, including leading corporate sales teams and managing new product introductions for the Household Cleaning division. He holds a B.S. in Economics from the University of Wisconsin, Madison.

Anil P. Gadre has served as our Vice President, Product Management since June 2011. Mr. Gadre was an independent strategic marketing consultant from February 2010 to June 2011. Prior to that, Mr. Gadre served in various capacities at Sun Microsystems, Inc. prior to its acquisition by Oracle Corporation, including from April 1999 to May 2002 as Vice President and General Manager of Solaris Software, from May 2002 to November 2004 as Vice President, Software Marketing, from November 2004 to November 2008 as Executive Vice President, Chief Marketing Officer, and from November 2008 to February 2010 as Executive Vice President, Applications Platform Software. Mr. Gadre holds a B.S. in Electrical Engineering from Stanford University and a Masters of Management from Northwestern University, Kellogg School of Management.

Gary M. Gysin has served as our Executive Vice President, Worldwide Sales since August 2009. From December 2006 to May 2009, Mr. Gysin served as Chief Executive Officer and as a board member of Asempra Technologies, Inc., a continuous data protection company. Mr. Gysin served as the Senior Vice President of World Wide Sales and Services at McDATA Corporation, a provider of Fibre Channel switches, routers and extensions products, from January 2004 to August 2006, where he also served as Vice President and General Manager of Software from December 2002 to January 2004. He was Senior Vice President of products at Volera from February 2000 to November 2002, where he was head of product management, engineering and business development. Mr. Gysin holds a B.A. in Economics from the University of California at Santa Cruz.

Warren C. Jenson has served as our Chief Operating Officer since September 2010 and previously served as our Chief Financial Officer from October 2008 until September 2010. From 2002 to 2008, Mr. Jenson served as Executive Vice President, Chief Financial Officer and Administrative Officer of Electronic Arts Inc. Mr. Jenson served as the Senior Vice President and Chief Financial Officer for Amazon.com Inc. from 1999 to 2002. From 1998 to 1999, he served as the Chief Financial Officer and Executive Vice President for Delta Air Lines. Prior to that, he worked in several positions at General Electric Company. Most notably, he served as Chief Financial Officer and Senior Vice President for the National Broadcasting Company, a subsidiary of General Electric Company. Mr. Jenson also serves as board member of DigitalGlobe, Inc. He holds a B.S. in Accounting and a Master of Accountancy-Business Taxation from Brigham Young University.

John R. Joyce has served as our Vice Chairman and Chief Financial Officer since September 2010. Prior to joining us, Mr. Joyce served as a Managing Director at Silver Lake, a private equity firm, from July 2005 to July 2010. From 1975 to July 2005, he served in multiple roles for IBM, a global technology firm, including Senior Vice President and Group Executive of the IBM Global Services division, Senior Vice President and Chief

Financial Officer, President of IBM Asia Pacific and Vice President and Controller for IBM’s global operations. Mr. Joyce was previously a director of Avago Technologies Limited, Hewlett-Packard Company and Gartner Inc. Mr. Joyce holds a B.A. from Montclair State University and holds a M.B.A. from Fairleigh Dickinson University.

Susan J.S. Taylor has served as our Chief Accounting Officer and Vice President, Corporate Controller since October 2009 and served as our Director of Corporate Reporting and Compliance from August 2009 to October 2009. Ms. Taylor was Senior Director, Accounting Policy at Yahoo! Inc. from October 2008 to August 2009. Before joining Yahoo!, Ms. Taylor was at PricewaterhouseCoopers Canada from September 1995 to December 1998 and PricewaterhouseCoopers from December 1998 to October 2008, most recently as a Senior Manager. Ms. Taylor is a Chartered Accountant and holds a Bachelor of Commerce in Finance and Accounting from the University of Toronto.

Raj Vaswani has served as our Chief Technology Officer since February 2006 and previously served as our Vice President, Product Development from November 2003 until February 2006. From April 2001 to December 2001 and again from January 2003 to October 2003, Mr. Vaswani was an Entrepreneur in Residence with Foundation Capital, LLC, a venture capital firm. He served as Vice President of Engineering at Epinions.com, a consumer-oriented website company from September 1999 to April 2001. From March 1996 to September 1999, Mr. Vaswani was Senior Scientist and Director of Engineering for the At Home Corporation. He holds a B.S. in Electrical Engineering and Computer Science from the University of California, Berkeley and an M.S. in Computer Science from the University of Washington.

Benjamin Kortlang has served as a director since October 2008. Since February 2008, Mr. Kortlang has been a partner of Kleiner Perkins Caufield & Byers, a venture capital firm. From July 2000 to February 2008, Mr. Kortlang was employed by Goldman, Sachs & Co. where he served in various positions, including as a Vice President in their investment banking division and most recently as a Vice President in their Special Situations Group. Mr. Kortlang also serves as a board member of five private companies. Mr. Kortlang holds a Bachelor of Business in Economics and Finance from RMIT University, a Bachelor of Commerce and an honors degree in Econometrics from University of Melbourne and an M.B.A. from the University of Michigan. Mr. Kortlang brings to our Board of Directors the perspective of an experienced long-term investor and director in several alternative energy and green technology companies, as well as a strong financial background.

Thomas R. Kuhn has served as a director since February 2005. Since 1990 Mr. Kuhn has served as the President of the Edison Electric Institute. Mr. Kuhn also serves as a board member of a private company. Mr. Kuhn holds a B.A. in Economics from Yale University and an M.B.A. from George Washington University. He also completed the Senior Executive Program at the Stanford University Graduate School of Business. As the President of the Edison Electric Institute, an association of United States shareholder-owned electric companies that represent approximately 70% of the U.S. electric power industry, Mr. Kuhn brings a valuable perspective of the trends and issues concerning the electric industry and electric companies to our Board of Directors.

Corbin A. McNeill, Jr. has served as a director since February 2005. Mr. McNeill served as Chairman and co-Chief Executive Officer of Exelon Corporation, which was formed in October 2000 by the merger of PECO Energy Company and Unicom Corporation, until his retirement in 2002. Prior to the merger, he was Chairman, President and Chief Executive Officer of PECO Energy. Mr. McNeill also serves as the Non-Executive Chairman of the Board of Directors of Portland General Electric Company, the lead director of Owens-Illinois, Inc. and as a board member of Ontario Power Generation Inc. and Associated Electric & Gas Insurance Services Limited. Mr. McNeill received his B.S. from the U.S. Naval Academy. He also completed the Senior Executive Program at the Stanford University Graduate School of Business. Mr. McNeill brings to our Board of Directors years of experience as the chief executive officer and director of utility companies. Mr. McNeill’s extensive experience with utility companies brings to our Board of Directors a useful perspective as utility companies are the end customers of our products.

Jonathan Schwartz has served as director since April 2011. Since April 2010, Mr. Schwartz has served as Chief Executive Officer of PictureofHealth.com, a health care IT firm. From 1996 to February 2010, Mr. Schwartz served in various capacities at Sun Microsystems, Inc. prior to its acquisition by Oracle Corporation, including from April 2006 to February 2010 as Chief Executive Officer and a member of the board of directors. Prior to working at Sun, Mr. Schwartz was the founder, President and Chief Executive Officer of Lighthouse Design, Ltd., a software company, which was acquired by Sun in 1996, and he began his career with McKinsey & Company, Inc. Mr. Schwartz is also a board member of Taleo Corporation, a software company. Mr. Schwartz holds a B.A. in Mathematics and Economics from Wesleyan University. Mr. Schwartz’s experience as the Chief Executive Officer of Sun, a global networking company, and his deep technology experience provide a valuable perspective to our Board of Directors.

Richard A. Simonson has served as a director since October 2009. Since May 2011, Mr. Simonson has served as Chief Financial Officer and President, Business Operations of Rearden Commerce, Inc., an e-commerce company. From November 2009 to June 2010, Mr. Simonson has served as Executive Vice President and head of the mobile phones and strategic sourcing devices unit of Nokia Corporation, a manufacturer of mobile devices and a leader in mobile network equipment, solutions and services. From January 2004 until November 2009, Mr. Simonson served as Executive Vice President and Chief Financial Officer of Nokia and from September 2001 until January 2004, Mr. Simonson served as Vice President & Head of Customer Finance of Nokia. He was a Managing Director in the Telecom & Media Investment Banking Group of Barclays Capital from January 2001 to September 2001. Prior to joining Barclays Capital, Mr. Simonson spent 16 years at Bank of America Securities where he held various positions, including Managing Director & Head of Global Project Finance, Global Corporate & Investment Bank in San Francisco and Chicago. Mr. Simonson also serves as a board member of Electronic Arts Inc. Mr. Simonson holds a B.S. degree from the Colorado School of Mines and an M.B.A. from Wharton School of Business at the University of Pennsylvania. Mr. Simonson is an experienced financial leader with the skills necessary to lead our audit committee. His service as chief financial officer at Nokia and senior finance positions with Barclays Capital and Bank of America Securities has provided him with extensive financial and accounting experience, particularly in the areas of accounting principles, financial reporting rules and regulations, as well as in evaluating financial results and generally overseeing the financial reporting process at a public company.

Laura D. Tyson has served as a director since June 2009. Dr. Tyson has been the S. K. and Angela Chan Professor of Global Management at the Walter A. Haas School of Business, University of California at Berkeley since July 2008 and a Professor of Business Administration and Economics at the Walter A. Haas School of Business, University of California at Berkeley since January 2007. She was Dean of London Business School, London, England, from January 2002 until December 2006 and the Dean of the Walter A. Haas School of Business at the University of California at Berkeley from July 1998 to December 2001. Dr. Tyson served as Professor of Economics and Business Administration at the University of California at Berkeley from 1997 to 1998. She served as National Economic Adviser to the President of the United States from 1995 to 1996 and as Chair of the White House Council of Economic Advisers from 1993 to 1995. Dr. Tyson also serves as a board member of AT&T Inc., Eastman Kodak Company and Morgan Stanley & Co. LLC. Dr. Tyson holds a B.A. in Economics from Smith College and a Ph.D. in Economics from Massachusetts Institute of Technology. Dr. Tyson’s extensive experience in economics, government relations and international business and affairs, as well as her experience as a director of three large public companies, provides our Board of Directors with a unique perspective as we go through the initial public offering process. In addition, Dr. Tyson’s experience and achievements as a leader of political and academic organizations provide our Board of Directors a valuable perspective in areas such as executive compensation, strategic planning, risk management and operations.

Warren M. Weiss has served as a director since November 2003 and as Lead Director since February 2011. Mr. Weiss has been a general partner of Foundation Capital, LLC, since October 2002. From July 2002 to October 2002, Mr. Weiss worked as an independent consultant, and from November 1999 to July 2002, he was the President and Chief Executive Officer at Asera Inc., a real-time software solutions provider. Mr. Weiss also serves as a board member of several private companies. Mr. Weiss holds a B.S. in Law Enforcement from Western Illinois University. As a director since 2003, as well as service on several other boards of directors and industry experience, Mr. Weiss contributes his deep experience with our business and broader industry trends and best practices to our management team and Board of Directors.

Thomas H. Werner has served as a director since March 2009. Mr. Werner has served as the President and Chief Executive Officer and a member of Board of Directors of SunPower Corporation since June 2003 and was appointed Chairman of the Board of Directors in May 2011. Prior to joining SunPower Corporation, Mr. Werner served as Chief Executive Officer of Silicon Light Machines, Inc., an optical solutions subsidiary of Cypress Semiconductor Corporation. From 1998 to 2001, Mr. Werner was Vice President and General Manager of the Business Connectivity Group of 3Com Corp., a network solutions company. Mr. Werner also serves as a board member of Cree, Inc. and one private company. Mr. Werner holds a B.S. in industrial engineering from the University of Wisconsin, Madison, a B.S. in electrical engineering from Marquette University and an M.B.A. from George Washington University. Mr. Werner is an experienced chief executive officer of a publicly traded alternative energy company and brings to our Board of Directors technical expertise, significant executive leadership and operational management experience gained at businesses in the technology sector, and the green technology industry in particular.

Our executive officers are elected by, and serve at the discretion of, our Board of Directors. There are no family relationships among any of our directors or executive officers.

Board of Directors

The rules of the New York Stock Exchange require that a majority of the members of our Board of Directors be independent within specified periods following the closing of this offering. Our Board of Directors has determined that eight of our directors are independent as determined under the rules of the New York Stock Exchange: Dr. Tyson and Messrs. Kortlang, Kuhn, McNeill, Schwartz, Simonson, Weiss and Werner.

Our Board of Directors has established, as a position on our Board of Directors, a Lead Director who shall be a non-executive director. Mr. Weiss was appointed Lead Director in February 2011. The Lead Director has the nonexclusive authority to preside over meetings of the non-executive directors of our Board of Directors, to supervise the self evaluations of directors and our Board of Directors’ determination of the independence of its directors and to hold such other powers and carry out such other duties as are also granted to the Chairman of our Board of Directors.

Pursuant to a voting agreement, Messrs. Kortlang, Schwartz, Simonson, Weiss and Werner were appointed to our Board of Directors by certain of our stockholders. The voting agreement will terminate upon the closing of this offering. The current members of our Board of Directors will continue to serve as directors until their resignation or until their successors are duly elected.

Each director currently serves until our next annual meeting or until his or her successor is duly elected and qualified. Upon the closing of this offering, we anticipate that our restated certificate of incorporation will divide our Board of Directors into three classes, with staggered three-year terms:

•	Class I directors, whose initial term will expire at the annual meeting of stockholders to be held in 2012;

•	Class II directors, whose initial term will expire at the annual meeting of stockholders to be held in 2013; and

•	Class III directors, whose initial term will expire at the annual meeting of stockholders to be held in 2014.

At each annual meeting of stockholders after the initial classification, the successors to directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following election. Upon the closing of this offering, the Class I directors will consist of             ,              and             ; the Class II directors will consist of             ,             , and             ; and the Class III directors will consist

of             ,              and             . As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

In addition, under our restated certificate of incorporation and bylaws that will be effective upon the closing of this offering, (1) our Board of Directors may set the authorized number of directors and (2) only our Board of Directors may fill vacancies on our Board of Directors. Any director appointed to fill a vacancy shall serve for the remaining term of the directorship that would have been served by the director he or she replaced. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The classification of our Board of Directors and provisions described above may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaw Provisions.”

Board Committees

Our Board of Directors has an Audit Committee, a Compensation Committee and a Nominating and Governance Committee, each of which has the composition and responsibilities described below as of the closing of this offering. Members serve on these committees until their resignations or until otherwise determined by our Board of Directors.

Audit Committee

Our Audit Committee comprises Mr. Simonson, who is the chair of the Audit Committee, and Messrs. Kortlang and McNeill. The composition of our Audit Committee meets the requirements for independence under the current New York Stock Exchange and SEC rules and regulations. Each member of our Audit Committee is financially literate. In addition, our Board of Directors has determined that Mr. Simonson is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended, or the Securities Act. The designation does not impose on Mr. Simonson any duties, obligations or liabilities that are greater than are generally imposed on members of our Audit Committee and our Board of Directors. All audit services to be provided to us and all permissible non-audit services to be provided to us by our independent registered public accounting firm will be approved in advance by our Audit Committee. Our Board of Directors adopted a charter for our Audit Committee. Our Audit Committee, among other things, will:

•	select a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence of the independent registered public accounting firm;

•	discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and that firm, our interim and year-end operating results;

•	develop procedures for employees to submit anonymously concerns about questionable accounting or audit matters;

•	consider the adequacy of our internal accounting controls and audit procedures; and

•	approve or, as permitted, pre-approve all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our Compensation Committee comprises Mr. Weiss, who is the chair of the Compensation Committee, and Messrs. Kortlang, Schwartz and Werner. The composition of our Compensation Committee meets the requirements for independence under the current the New York Stock Exchange and SEC rules and regulations.

The purpose of our Compensation Committee is to discharge the responsibilities of our Board of Directors relating to compensation of our executive officers. Our Board of Directors adopted a charter for our Compensation Committee. Our Compensation Committee, among other things, will:

•	review and approve, or recommend that our Board of Directors approve, the compensation of our executive officers;

•	review and recommend to our Board of Directors the compensation of our directors;

•	review and approve the terms of any material agreements with our executive officers;

•	administer our stock and equity incentive plans;

•	review and make recommendations to our Board of Directors with respect to incentive compensation and equity plans; and

•	establish and review our overall compensation philosophy.

Nominating and Governance Committee

Our Nominating and Governance Committee comprises Mr. McNeill, who is the chair of the Nominating and Governance Committee, and Mr. Kuhn and Dr. Tyson. The composition of our Nominating and Governance Committee meets the requirements for independence under the current the New York Stock Exchange and SEC rules and regulations. We anticipate that our Board of Directors will adopt a charter for our Nominating and Governance Committee prior to the closing of this offering. Our Nominating and Governance Committee, among other things, will:

•	identify, evaluate and recommend nominees to our Board of Directors and committees of our Board of Directors;

•	conduct searches for appropriate directors;

•	evaluate the performance of our Board of Directors;

•	consider and make recommendations to our Board of Directors regarding the composition of our Board of Directors and its committees;

•	review related party transactions and proposed waivers of the code of conduct;

•	review developments in corporate governance practices; and

•	evaluate the adequacy of our corporate governance practices and reporting.

We intend to post the charters of our Audit, Compensation, and Nominating and Governance Committees, and any amendments that may be adopted from time to time, on our website.

Compensation Committee Interlocks and Insider Participation

During 2010, our Compensation Committee consisted of Messrs. Kortlang, Weiss and Werner. None of them has at any time in the last year been one of our officers or employees, and none has had any relationships with our company of the type that is required to be disclosed under Item 407 of Regulation S-K. None of our executive officers has served as a member of the Board of Directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board of Directors or Compensation Committee during 2010.

Code of Business Ethics and Conduct

We expect our Board of Directors to adopt a code of business conduct. The code of business conduct applies to all of our employees, officers and directors. The full text of our code of business conduct will be posted on our website. We intend to disclose future amendments to certain provisions of our code of business conduct, or waivers of these provisions, on our website and/or in public filings.

Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our Board of Directors during 2010. Other than as set forth in the table and described more fully below, in 2010 we did not pay any compensation to any person who served as a non-employee member of our Board of Directors who is affiliated with one of our major stockholders or any fees to, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to any of the other non-employee members of our Board of Directors. Mr. Lang, who is President and Chief Executive Officer, receives no compensation for his service as a director, and is not included in this table. The compensation received by Mr. Lang as an employee is presented in “—2010 Summary Compensation Table.”

Director Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1) (2)	All Other Compensation ($)(3)	Total ($)
Adam Grosser(4)	—	—	—	—
Benjamin Kortlang	—	—	—	—
Thomas R. Kuhn	—	$90,927	—	$90,927
Corbin A. McNeill, Jr.	—	90,927	$7,808	98,735
Richard A. Simonson	—	—	832	832
Dr. Laura D. Tyson	—	—	1,354	1,354
Warren M. Weiss	—	—	—	—
Thomas H. Werner	—	—	228	228

(1)	The amounts reported in the Option Awards column represent the grant date fair value of the stock options granted to the non-employee directors during 2010, computed in accordance with ASC 718. The amounts reported in this column reflect the accounting cost for these stock-based awards, and do not correspond to the actual economic value that may be received by the non-employee directors from the awards.
(2)	The following table sets forth information on the stock options granted to the non-employee directors in 2010 and the aggregate number of stock options held at December 31, 2010:

Director Name	Grant Date	Number of Shares	Number of Shares Underlying Stock Options Held as of December 31, 2010
Adam Grosser(4)	—	—	—
Benjamin Kortlang	—	—	—
Thomas H. Kuhn	April 22, 2010	25,000	275,000
Corbin A. McNeill, Jr.	April 22, 2010	25,000	225,000
Richard A. Simonson	—	—	100,000
Dr. Laura D. Tyson	—	—	100,000
Warren M. Weiss	—	—	—
Thomas H. Werner	—	—	62,500

(3)	The amounts reported in this column represent expenses in connection with attendance at Board of Directors’ meetings, including airfare, lodging, ground transportation, and meals.
(4)	In connection with his departure from Foundation Capital, our largest stockholder, Mr. Grosser resigned from our Board of Directors effective November 14, 2010.

To date, the non-employee members of our Board of Directors who are not affiliated with one of our major stockholders have been compensated entirely in stock options. They have received no cash compensation for their services. In addition, the non-employee members of our Board of Directors are reimbursed for their reasonable travel expenses in attending Board of Directors’ and board committee meetings.

Executive Compensation

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and places in perspective the data presented in the tables and narrative that follow.

This compensation discussion and analysis provides information about the material components of our executive compensation program for the following executive officers, to whom we refer collectively in this prospectus as the “named executive officers”:

•	Scott A. Lang, our Chairman of the Board of Directors, President and Chief Executive Officer;

•	John R. Joyce, our Vice Chairman and Chief Financial Officer;

•	Warren C. Jenson, our Chief Operating Officer and former Chief Financial Officer;

•	Michael A. Dillon, our General Counsel and Corporate Secretary;

•	Eric P. Dresselhuys, our Executive Vice President and Chief Marketing Officer; and

•	Raj Vaswani, our Chief Technology Officer.

On June 24, 2010, Mr. Jenson, our then-Chief Financial Officer, was named to the additional position of Chief Operating Officer. On September 28, 2010, Mr. Joyce was named as our Vice Chairman and Chief Financial Officer, at which time Mr. Jenson relinquished his position as Chief Financial Officer. Mr. Jenson continues to serve as our Chief Operating Officer.

Specifically, this compensation discussion and analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each compensation component that we provide. In addition, we explain how and why the Compensation Committee of our Board of Directors arrived at specific compensation policies and decisions involving our executive officers during 2010.

This compensation discussion and analysis contains forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation plans and arrangements. The actual compensation plans and arrangements that we adopt may differ materially from the currently anticipated plans and arrangements as summarized in this compensation discussion and analysis.

Executive Compensation Philosophy and Objectives

We operate in a highly competitive business environment, which is characterized by frequent technological advances, rapidly changing market requirements, and the emergence of new market entrants. To succeed in this environment, we must continually develop and refine new and existing products and services, devise new business models, and demonstrate an ability to quickly identify and capitalize on new business opportunities. To achieve these objectives, we need a highly talented and seasoned team of technical, sales, marketing, operations, and other business professionals.

We compete with many other companies in seeking to attract and retain a skilled management team. To meet this challenge, we have embraced a compensation philosophy of offering our executive officers competitive compensation and benefits packages that are focused on long-term value creation and rewarding them for achieving our financial and strategic objectives.

We observe the following core principles in formulating our compensation policies and making compensation decisions:

•	creating a direct and meaningful link between company business results, individual performance, and rewards;

•	providing for significant differentiation in compensation opportunities for performance that is below, at, and above target levels;

•	providing equity awards that establish a clear alignment between the interests of our executive officers and our stockholders;

•	ensuring that compensation plans and arrangements are simple to communicate and understand; and

•	offering total compensation that is competitive and fair.

Compensation Program Design

To date, the compensation of our executive officers, including the named executive officers, has typically consisted of base salary, short-term incentive awards, equity compensation in the form of stock options (and, in the case of certain executive officers, restricted stock awards), and post-employment arrangements.

The key component of our executive compensation program has been equity awards for shares of our common stock. As a privately-held company, we have emphasized the use of equity to incent our executive officers to focus on the growth of our overall enterprise value and, correspondingly, to create value for our stockholders. Going forward, we may use stock options, restricted stock units, and other types of equity-based awards, as we deem appropriate, to offer our employees, including our executive officers, long-term equity incentives that align their interests with the long-term interests of our stockholders.

We also offer cash compensation in the form of base salaries and short-term incentive awards that we believe appropriately recognize and reward our executive officers for their individual contributions to our business. Typically, the amount of any short-term incentive awards are determined after the end of the year based on an assessment of the achievement against pre-established corporate and individual performance objectives and, while such awards are usually paid in cash, may be paid in a combination of cash and equity or entirely in equity awards. In addition, in recruiting individuals to join us, from time to time, we may agree to pay a specified bonus amount in connection with his or her initial employment offer. When making decisions about short-term incentive awards, our Compensation Committee considers our financial and operational performance as well as each executive officer’s individual performance and contributions.

Beginning in 2010, we have begun to manage the weighting of the mix between cash and equity compensation in the initial determination of the target total direct compensation opportunity to better reflect the compensation practices of comparable publicly-traded companies. Generally, we have begun to position our short-term incentive award opportunities at the median of the Competitive Data, as described below in “—Compensation-Setting Process,” while we continue to position equity awards for continuing executive officers between the median and the 75th percentile of the Competitive Data to continue to reflect the composition of the executive compensation packages of these publicly-traded companies. In 2010, our Compensation Committee determined that we had attained a 55% achievement level for the corporate performance measures under our short-term incentive award plan. As a result, the short-term incentive awards approved for our named executive officers were less than the 50th percentile of the Competitive Data. In addition, as a result of the limited number of shares available under our 2003 Stock Option Plan, the equity awards granted in January 2010 to our CEO and to Messrs. Jenson, Dresselhuys, and Vaswani were at approximately the 45th percentile of the Competitive Data.

Compensation-Setting Process

Our Compensation Committee is responsible for overseeing our executive compensation program, as well as determining and approving the ongoing compensation arrangements for our executive officers, including the named executive officers, other than our CEO. Typically, our CEO will make recommendations to our Compensation Committee regarding compensation matters including the compensation for our executive officers, except with respect to his own compensation. He also attends Compensation Committee meetings, except with respect to discussions involving his own compensation.

Decisions with respect to our CEO’s compensation are made by the non-employee members of our Board of Directors, based upon the recommendations of our Compensation Committee.

Historically, the initial compensation arrangements with our executive officers, including the named executive officers, have been determined in negotiations with each individual executive. Typically, our CEO has been responsible for negotiating these arrangements, with the oversight and final approval of our Board of Directors or, since July 2009, our Compensation Committee.

Our Compensation Committee is authorized to retain the services of one or more executive compensation advisors, as it sees fit, in connection with the establishment of our compensation programs and related policies. Compensia, Inc., a national compensation consulting firm, has been engaged to provide executive compensation advisory services to our Compensation Committee. Compensia serves at the discretion of our Compensation Committee and did not provide any other services to us in 2010.

In 2010, Compensia conducted the following projects at the request of our Compensation Committee:

•	a review of and recommendations related to our executive officers’ base salaries, short-term incentive awards, and long-term equity compensation levels and plan structures;

•	the development and recommendation of one or more peer groups of comparable companies and preparation of a competitive market analysis of the compensation of our executive officers; and

•	a review of our compensation program for the non-employee members of our Board of Directors.

In addition, as we have begun the transition to public company status, Compensia has assisted our Compensation Committee in evaluating potential enhancements to our executive compensation program, as well as various alternatives for our equity compensation strategies and funding, and in conducting a risk assessment of our employee and executive compensation programs.

Our Compensation Committee directed Compensia to conduct a market analysis for purposes of making executive officer and director compensation comparisons and, as part of this process, to develop one or more groups of peer companies for comparative purposes.

Following discussions with our management and our Compensation Committee, Compensia proposed a peer group consisting of three types of companies: industry peers, broad industry peers, and energy peers. These companies were selected based on the following general criteria:

•	companies in the networking or energy industry with annual revenues between $175 million and $700 million;

•	companies in broad high-technology industries with annual revenues between $175 million and $700 million (generally excluding software and software services companies); and

•	companies with which we are likely to compete for executive talent.

After consideration, our Compensation Committee approved the following group of peer companies for 2010:

Industry Peers	Broad Industry Peers	Energy Companies
ADTRAN, Inc	3PAR, Inc.	Comverge, Inc.
Blue Coat Systems, Inc.	Aruba Networks, Inc.	EnerNOC, Inc.
Ciena Corporation	InterDigital, Inc.	PowerSecure International, Inc.
Emulex Corporation	Power Integrations, Inc.
Extreme Networks, Inc.	STEC, Inc.
F5 Networks, Inc.	Synaptics, Inc.
Infinera Corporation	Tessera Technologies, Inc.
InterNAP Network Services Corporation
NetScout Systems, Inc.
Riverbed Technology, Inc.

In addition, Compensia provided our Compensation Committee with two compensation data analyses drawn from the most recent Radford Executive Survey, one based on companies in broad high-technology industries with annual revenues between $50 million and $200 million and the second based on companies in broad high-technology industries with annual revenues between $200 million and $500 million. Together with the compensation data from our peer companies for 2010, these data analyses are referred to as Competitive Data.

For purposes of making its 2010 executive compensation decisions and recommendations, our Compensation Committee used the Competitive Data to assist it in determining the appropriate level of overall compensation for our executive officers, as well as assess each separate component of compensation, with a goal of ensuring that the compensation offered to our executive officers was competitive and fair.

In the future, our Compensation Committee will continue to review our executive officers’ compensation and consider adjustments in executive compensation levels to ensure alignment with our compensation strategy and competitive market practices.

Executive Compensation Program Components

The following describes each component of our executive compensation program, the rationale for each, and how compensation amounts are determined.

Base Salary

To obtain the skills and experience that we believe are necessary to lead our growth, most of our executive officers, including the named executive officers, have been hired from larger organizations. Generally, their initial base salaries were established through arm’s-length negotiation at the time the individual executive was hired, taking into account his or her qualifications, experience, prior salary level, and the base salaries of our other executive officers.

Following the determination of these initial amounts, our Compensation Committee conducts an annual review of each executive officer’s base salary, with input from our CEO, except with respect to his own base salary, and makes adjustments as it determines to be reasonable and necessary to reflect the scope of an executive officer’s performance, individual contributions and responsibilities, position in the case of a promotion, the base salaries of our other executive officers, and market conditions.

In December 2009, our Compensation Committee reviewed the base salaries of our executive officers, including the named executive officers, and made adjustments to the base salaries of our longest-tenured executive officers, including our CEO, that ranged from $10,000 to $100,000 per individual. These base salary adjustments were effective February 1, 2010. In making these adjustments, our Compensation Committee determined that the adjustments were reasonable and consistent with our philosophy of paying base salary at approximately the 50th percentile of the Competitive Data.

The base salaries paid to the named executive officers during 2010 are set forth in the “—2010 Summary Compensation Table” below.

Short-Term Incentive Awards

We use short-term incentive awards to motivate our executive officers to achieve our short-term financial and strategic objectives while making progress towards our longer-term growth and other goals. Historically, our Board of Directors or, since July 2009, our Compensation Committee, would determine after the end of the year whether to pay short-term incentive awards to our executive officers, including the named executive officers, and the amount of any such awards based on its evaluation of our achievement against our annual operating plan and an assessment of each executive officer’s individual performance.

In August 2010, our Compensation Committee determined to make short-term incentive awards pursuant to an incentive plan for the second half of 2010 that would measure and reward the performance of our employees, including our executive officers other than Messrs. Joyce and Dillon who did not receive awards because they joined us late in 2010, for the period from July 1, 2010 through December 31, 2010, intended to enhance stockholder value, or the 2010 Bonus Plan. Initially, the amount available for the payment of these short-term incentive awards was determined based on a measurement of our performance against pre-established financial and strategic objectives, or the corporate performance measures. Once this amount was determined, the decision to actually pay incentive awards to our executive officers and any amounts payable would be made in the sole discretion of our Compensation Committee, with input from our CEO, except with respect to his own incentive award, based on its evaluation of the expected and actual performance of each executive officer and his or her individual contributions and responsibilities using the individual performance measures described below. The target short-term incentive award opportunity for each of our executive officers was expressed as a percentage of his or her annual base salary, with the target award opportunity for our CEO equal to 70% of his annual base salary and the target award opportunities for each of our other named executive officers, other than Messrs. Joyce and Dillon, equal to 35% of his or her annual base salary. If the 2010 Bonus Plan had covered all of 2010, the target award opportunity for our CEO would have been equal to 100% of his annual base salary and the target award opportunities for each of our other named executive officers, other than Messrs. Joyce and Dillon, would have been equal to 50% of his or her annual salary. The maximum award opportunity for our CEO and other named executive officers, other than Messrs. Joyce and Dillon, was 200% of their target award opportunity.

Corporate Performance Measures

For purposes of the 2010 Bonus Plan, our Compensation Committee established four corporate financial and strategic objectives that supported our annual operating plan and enhanced long-term value creation as the principal measures for funding the pool for making annual incentive awards. These corporate objectives and their relative weighting were as follows:

Corporate Objective	Description	Weighting
One	Increasing market share as measured by number of customer “wins”	40%
Two	Increasing overall customer satisfaction	10
Three	Achieving target billings level(1)	25
Four	Achieving target gross margin on billings percentage level(2)	25

(footnotes on next page)

(1)	For purposes of the 2010 Bonus Plan, billings were calculated by adding the change in deferred revenue between the period July 1, 2010 through December 31, 2010 to GAAP revenue recognized during the six months ending December 31, 2010.
(2)	For purposes of the 2010 Bonus Plan, gross margin on billings percentage was calculated by dividing gross margin on billings by billings, expressed as a percentage. For purposes of the 2010 Bonus Plan, billings, cost of billings, gross margin on billings and gross margin on billings percentage were calculated with reference to the period between July 1, 2010 and December 31, 2010. For purposes of the 2010 Bonus Plan, cost of billings was calculated based on the change in deferred cost of revenue plus cost of revenue during the six month period ending December 31, 2010, excluding stock-based compensation and the amortization of acquired intangibles.

Except with respect to the market share objective, attaining the target level for an objective was required in order for the short-term incentive award pool to be funded with respect to that objective. In the case of the market share objective, funding was to be determined on a sliding scale depending on the number of new utility customers obtained during the year. In the event that the attainment of an objective exceeded the target level, funding of the short-term incentive award pool in excess of 100% could be increased at the discretion of our Compensation Committee. The allocation to our executive officers of the additional 2010 Bonus Plan funding would have been determined by our Compensation Committee.

Our Compensation Committee established the target levels for these corporate financial and strategic objectives to correspond to our operating plan for the second half of 2010. Our Compensation Committee set these target levels to be challenging, but achievable. As evidence of the challenging nature of these target levels, the market share objective was our most aggressive to date, the customer satisfaction objective was to be measured based on a survey conducted by a third party, and the financial objectives represented increases in the target level for each measure that were commensurate with the increases over the prior year. As further evidence of the challenging nature of these target levels, we only fully achieved two of the four objectives established under the 2010 Bonus Plan.

Once the size of the award pool was determined, based on our actual performance as measured against the corporate performance measures, the funding of the award pool was to be made in cash, restricted stock unit awards, or a combination of cash and restricted stock unit awards, as determined by our Compensation Committee in its discretion.

Individual Performance Measures

To achieve our compensation objective of rewarding individual performance, our CEO developed individual performance objectives, or MBOs, for our executive officers which he recommended to, and were approved by, our Compensation Committee. These performance objectives varied among these individuals according to the functional role and responsibility of each executive officer. Our Compensation Committee established the MBOs for our CEO. For 2010, the MBOs for the named executive officers, other than Mr. Joyce and Mr. Dillon who did not receive awards because they joined us late in 2010, were as follows:

•

Mr. Lang – Ensure accountability and performance within the leadership team and across the business; successfully manage achievement of 2010 financial operating plan; execute on our strategy for enhancing our corporate positioning, including global expansion objectives, and leverage our position in the marketplace; build engineering capability.

•

Mr. Jenson – Institutionalize operations and accountability metrics, customer dashboards, and comprehensive new product introduction reporting; define and pilot standardized deployment and project management reporting model; deliver manufacturing objectives; in conjunction with product management develop a comprehensive project roadmap and resourcing strategy in support of the roadmap.

•	Mr. Vaswani – Define organizational charter and capabilities of the platform organization; work with various internal functions to improve technical execution; reinforce and expand our profile with policymakers and global utility customers; increase our customer engagement in external activities by demonstrating technical capabilities.

•

Mr. Dresselhuys – Reinforce our position as the industry standard for utilities worldwide through being active in public forums, global trade events, and published white papers; explore new business and pricing models for new markets and establish marquee projects contracted in each market; develop a comprehensive and well-communicated global product roadmap; build out the next generation of partnerships and alliances to enable our domestic and global growth in our core business and new products.

Short-Term Incentive Award Decisions and Analysis

Following the conclusion of the year, our Compensation Committee established the size of the short-term incentive award pool. Initially, our Compensation Committee determined that incentive awards would be paid entirely in the form of restricted stock unit awards. Accordingly, our Compensation Committee took the total of the target short-term incentive award opportunities for all employees, including our executive officers, and converted this amount into a target number of shares of common stock using an assumed fair market value for our common stock of $10.27 per share. Our Compensation Committee then evaluated our actual performance against the corporate performance measures and determined that, in the aggregate, we had performed at 55% achievement level and adjusted the number of shares of common stock in the short-term incentive award pool accordingly.

Following the determination of the size of the short-term incentive award pool by our Compensation Committee, our CEO evaluated the achievement of each executive officer against his or her MBOs, as well as our overall performance, and formulated recommendations for their short-term incentive awards for our Compensation Committee. In the case of our CEO, our Compensation Committee evaluated his performance against his MBOs and formulated a recommendation for his short-term incentive award for consideration by our Board of Directors.

In the case of the short-term incentive award for our CEO, our Compensation Committee recommended, and our Board of Directors approved, the award based on: his success in identifying and remedying potential operational issues enabling us to maintain a strong customer focus throughout the year; his ability to manage the leadership team to produce a successful year measured by our annual operating plan during a time of significant industry uncertainty; the successful rollout of products to several key customers; his success in enhancing our company’s visibility in an environment populated by several aggressive competitors; and his effectiveness in laying the groundwork for establishing several global relationships. In addition, our Board of Directors determined that, given his responsibilities as our CEO, Mr. Lang’s award should be larger than the awards of the other named executive officers to reflect his greater role and responsibilities within our company.

In the case of the awards for Messrs. Jenson, Dresselhuys, and Vaswani, our Compensation Committee recommended, and our Board of Directors approved, similarly-sized awards based on their belief that the contributions of these individuals to our overall performance during 2010 had been largely comparable and their desire to maintain a degree of internal equity among our other executive officers.

•

In making the award recommendation for Mr. Jenson, our Compensation Committee recognized his success in standardizing and enhancing our financial operations, in developing an effective set of accountability metrics, customer dashboards, and new product introduction reporting, and in developing a standardized deployment and project management reporting model.

•

In making the award recommendation for Mr. Dresslhuys, our Compensation Committee recognized his efforts to build our corporate footprint in several emerging markets, develop and refine a set of consumer engagement best practices to enhance our position with potential customers, and begin to build out second-generation partnerships and alliances.

•

In making the award recommendation for Mr. Vaswani, our Compensation Committee recognized his efforts to develop a comprehensive product introduction package and develop and enhance the capabilities of the platform organization, and his success in developing effective and efficient approaches to improve technical execution in several key functional areas and expanding our corporate profile with policymakers and global utility companies.

The Compensation Committee and, in the case of our CEO, our Board of Directors, approved the short-term incentive awards for each of the named executive officers as follows:

Named Executive Officer	Award Value (1)	Number of Shares Subject to Restricted Stock Unit Awards
Scott A. Lang	$100,500	10,000
John R. Joyce	—	—
Warren C. Jenson	80,400	8,000
Michael A. Dillon	—	—
Eric P. Dresselhuys	80,400	8,000
Raj Vaswani	80,400	8,000

(1)	The award value is based on a fair market value of $10.05 per share for our common stock at the time of grant.

In addition, our Compensation Committee, based on the recommendation of our CEO, approved a special bonus award for Mr. Dresselhuys in September 2010. This award was provided in recognition of the substantial effort undertaken by him in securing the closing of a major customer agreement. The bonus award to Mr. Dresselhuys consisted of a cash payment of $175,000.

Equity Compensation

We use equity awards to incent and reward our executive officers, including the named executive officers, for long-term corporate performance, thereby aligning the interests of our executive officers with those of our stockholders.

Historically, the size and form of the initial equity awards for our executive officers have been established through arm’s-length negotiation at the time the individual executive was hired. In making these awards, we considered, among other things, the prospective role and responsibility of the individual executive, competitive factors, the amount of equity-based compensation held by the executive officer at his or her former employer, the cash compensation received by the executive officer, and the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value.

In addition, we have granted equity awards to our executive officers, including the named executive officers, as part of our annual review of equity awards. In making these awards, we have taken into consideration our financial results, an evaluation of the expected and actual performance of each executive officer, his or her individual contributions and responsibilities, and market conditions. Since July 2009, our Compensation Committee has had responsibility for formulating the proposed amount and form of the equity awards for our executive officers, which are then recommended by our Compensation Committee to our Board of Directors for approval.

In December 2009, our Compensation Committee recommended that our Board of Directors grant stock options to our executive officers, including the named executive officers, in recognition of our financial results and each executive officer’s individual performance for 2009. Following its consideration, our Board of Directors approved this recommendation. These options were granted in January 2010, following a determination of the fair market value of our common stock. In recommending the amount of each executive officer’s stock option grant, our Compensation Committee took into consideration each executive officer’s responsibilities, experience, skills and contributions, as well as internal equity and the Competitive Data. Our Compensation Committee also considered the existing equity holdings of each executive officer, including the current economic value of their unvested equity and the ability of these unvested holdings to satisfy our retention objectives.

In the case of the equity award for our CEO, our Compensation Committee based its decision in part on his continued effectiveness in helping to close significant customer transactions and his ability to identify and successfully recruit key employees, including senior executives, to our company. In addition to considering Mr. Lang’s achievements in the previous year and continued effectiveness as our CEO, in view of his importance to our company, the Compensation Committee also based its decision on the retentive value of the award to provide an opportunity to earn additional shares of our common stock over a critical period of our growth and transition to a public company. Finally, our Compensation Committee determined that, given his responsibilities as our CEO, Mr. Lang’s award should be larger than the awards of the other executive officers to reflect his greater role within our company.

In the case of the awards for Messrs. Jenson, Dresselhuys, and Vaswani, our Compensation Committee based its decisions on its belief that their individual contributions to our company had been largely comparable and its desire to maintain a degree of internal equity among our other executive officers. In particular, in granting an award to Mr. Jenson, our Compensation Committee recognized his strong customer orientation and his effectiveness in overseeing our financial organization. In granting an award to Mr. Dresslhuys, our Compensation Committee recognized his industry knowledge and customer transaction capabilities, and his ability to serve as an effective collaborator across our company to promote our marketing and public relations strategies. In granting an award to Mr. Vaswani, our Compensation Committee recognized the strength of his technology knowledge and ability to convert this knowledge into customer-desired commercial applications, and his strong customer-orientation.

In connection with his hiring as our Chief Financial Officer, we agreed to grant Mr. Joyce a stock option for 1,150,000 shares of our common stock. This stock option was to vest as to 25% of the shares of common stock underlying the option on the first anniversary of his initial date of employment and thereafter as to 1/48th of the shares of common stock underlying the option each month thereafter. In addition, we also agreed to grant Mr. Joyce a restricted stock unit award covering 400,000 shares of our common stock. This award was to vest as to 25% of the shares subject to the award on the earlier to occur of the closing of our initial public offering (but in no event prior to the first anniversary of the grant date) or two years from the grant date, and as to the remaining 75% of the shares subject to the award on each subsequent anniversary following the first anniversary of the grant date in three equal installments.

In connection with his hiring as our General Counsel, we agreed to grant Mr. Dillon a stock option for 400,000 shares of our common stock. This stock option was to vest as to 25% of the shares of common stock underlying the option on the first anniversary of his initial date of employment and thereafter as to 1/48th of the shares of common stock underlying the option each month thereafter.

The equity awards granted to the named executive officers during 2010 are set forth in the “—2010 Summary Compensation Table” and the “—2010 Grants of Plan-Based Awards Table” below.

Our Board of Directors has delegated limited authority to a management committee consisting of our CEO and CFO to grant stock options and restricted stock units, within certain parameters. This management committee may grant awards (i) only with respect to employees who have not been designated “officers,” as that term is defined under Section 16 of the Exchange Act, and (ii) to any individual employee that cover no more than 75,000 shares of our common stock, in the case of stock options, or 30,000 shares of our common stock, in the case of restricted stock units.

We anticipate that we will adopt a 2011 Equity Incentive Plan, which will become effective upon the closing of this offering and will be used to grant long-term equity incentive awards to our employees, including our executive officers. For a summary of the material terms and conditions of the 2011 Equity Incentive Plan, see “—Employee Benefit Plans—2011 Equity Incentive Plan.”

Employment Offer Letters for Messrs. Joyce and Dillon

In September 2010, Mr. Joyce was named Chief Financial Officer and Vice Chairman. In November 2010, Mr. Dillon was named General Counsel. The terms and conditions of their employment were negotiated by Mr. Lang and reviewed and approved by our Compensation Committee.

In filling these positions, our Compensation Committee was aware that it would be necessary to recruit candidates from outside our company with the requisite experience and skills. In addition, our Compensation Committee recognized that a competitive compensation package for these positions would have to contain a financial inducement sufficient to motivate a candidate to accept an employment offer over any possible competing offers and, if applicable, to relocate to our offices in California. These factors influenced the development of compensation packages that, in the aggregate, were at the high end of the market as reflected by the Competitive Data. At the same time, our Compensation Committee was sensitive to the need to integrate these new senior executives into the executive compensation structure that it was seeking to develop, balancing both competitive and internal equity considerations.

Retirement and Other Benefits

We have established a tax-qualified Section 401(k) retirement savings plan for our employees, including the named executive officers, who satisfy certain eligibility requirements. Currently, we do not match contributions made by participants in the plan. We intend for the plan to qualify under Section 401(a) of the Code, so that contributions by participants to the plan, and income earned on plan contributions, are not taxable to participants until withdrawn from the plan.

Additional benefits received by our executive officers, including the named executive officers, include medical, dental, and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance, and basic life insurance coverage. These benefits are provided to our executive officers on the same general terms as to all of our full-time U.S. employees.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

We do not view perquisites or other personal benefits as a significant component of our executive compensation program. From time to time, we have provided limited perquisites, such as reimbursement of relocation expenses, to certain executive officers. In addition, in the case of any employee, including any executive officer, who as a result of differences in residential and business domiciles, was subject to taxation in multiple jurisdictions, we have provided limited tax reimbursement payments. We made no such reimbursement to any executive officer during 2010.

In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by our Compensation Committee.

Post-Employment Compensation

Prior to July 2009, the offer letters that we extended to the named executive officers provided for certain protection in the event of their termination of employment under specified circumstances, including following a change in control of our company. We believe that these protections were necessary to induce these individuals to forego other opportunities or leave their current employment for the uncertainty of a demanding position in a new and unfamiliar organization and also help from a retention standpoint. We also believe that entering into these arrangements will help our executives maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change in control of our company.

In July 2009, our Board of Directors adopted a standardized approach for the payment of severance and change in control benefits to our executive officers. Under this approach, the rights of our executive officers upon an involuntary termination of employment, including an involuntary termination of employment following a change in control of our company, were established on a uniform basis. In addition, the post-employment compensation and benefits of our executive officers were established separately from their other compensation components. This approach has been used for all new executive officers hired since July 2009. In addition, our then-employed executive officers were given the opportunity to waive their existing severance and change in control benefits in favor of this new approach. Each of the then-employed named executive officers, with the exception of Mr. Jenson, agreed to relinquish the severance payments and benefits otherwise provided in his or her employment offer letter or otherwise promised by our Board of Directors in exchange for receiving payments and benefits under this standardized approach.

We believe this approach serves several objectives. First, it eliminates the need to negotiate separation benefits on a case-by-case basis. It also helps assure an executive officer that his or her severance benefits are comparable to those of other executives with similar levels of responsibility and tenure. Further, it acts as an incentive for our executive officers to remain employed and focused on their responsibilities during the threat or negotiation of a change-in-control transaction, which preserves our value and the potential benefit to be received by our stockholders in the transaction. Finally, this approach is easier for us to administer, as it requires less time and expense.

This standardized approach contemplates that benefits payable in the event of a change in control of our company are payable only upon a “double trigger”; that is, only following a change in control and an executive officer’s employment being terminated within a specified period of time of the change in control.

For a summary of the material terms and conditions of these severance and change in control arrangements, see “—Potential Payments Upon Termination or Change in Control.”

Deductibility of Executive Compensation

Generally, Section 162(m) of the Code disallows a tax deduction to any publicly-held corporation for any remuneration in excess of $1 million paid in any taxable year to its chief executive officer and each of its other named executive officers, other than its chief financial officer. Remuneration in excess of $1 million may be deducted if, among other things, it qualifies as “performance-based compensation” within the meaning of the Code. In this regard, the compensation income realized upon the exercise of stock options granted under a stockholder-approved stock option plan generally will be deductible so long as the options are granted by a committee whose members are non-employee directors and certain other conditions are satisfied.

As we are not currently publicly-traded, our Board of Directors or Compensation Committee, as applicable, has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation for our executive officers. However, in approving the amount and form of compensation for our executive officers in the future, we will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m). Our Compensation Committee, in its judgment, may authorize compensation payments that do not comply with an exemption from the deductibility limit when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of “Golden Parachute” Payments

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that we, or a successor, may forfeit a deduction on the amounts subject to this additional tax. We did not provide any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G or 4999 during 2010 and we have not agreed and are not otherwise obligated to provide any named executive officer with such a “gross-up” or other reimbursement or to otherwise address the application of Sections 280G or 4999 in connection with the payments or benefits in connection with a change in control.

2010 Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for the year ended December 31, 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Scott A. Lang, Chairman of the Board, President and Chief Executive Officer	2010	$441,667	—	—	$1,183,910	$100,500	—	$1,726,077

John R. Joyce, Vice Chairman and Chief Financial Officer	2010	102,821	—	$4,020,000	5,522,178	—	$19,270	9,664,269

Warren C. Jenson, Chief Operating Officer and former Chief Financial Officer	2010	347,917	—	—	338,260	80,400	—	766,577

Michael A. Dillon, General Counsel and Secretary	2010	44,356	—	—	1,993,280	—	—	2,037,636

Eric P. Dresselhuys, Executive Vice President and Chief Marketing Officer	2010	267,500	$175,000	—	338,260	80,400	—	861,160

Raj Vaswani, Chief Technology Officer	2010	272,917	—	—	338,260	80,400	—	691,577

(1)	The amount reported in the Bonus column represents a spot bonus paid to Mr. Dresselhuys on September 15, 2010 in connection with the completion of a major customer agreement.
(2)	The amounts reported in the Stock Awards column represent the grant date fair value of the stock awards granted to the named executive officers during 2010 as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (formerly known as SFAS No. 123(R)), or ASC 718. Note that the amounts reported in this column reflect the accounting cost for these stock awards, and do not correspond to the actual economic value that may be received by the named executive officers from the awards.

(3)	The amounts reported in the Option Awards column represent the grant date fair value of the stock options granted to the named executive officers during 2010 as computed in accordance with ASC 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 8 to the audited consolidated financial statements included in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that may be received by the named executive officers from the options. The vesting schedule for these awards are described in the footnotes to the 2010 Outstanding Equity Awards at Fiscal Year-End Table below.
(4)	The amounts reported in the Non-Equity Incentive Plan Compensation column were paid in restricted stock unit awards for shares of our common stock, as follows: Mr. Lang, 10,000 shares and Messrs. Jensen, Dresselhuys and Vaswani, 8,000 shares. These restricted stock unit awards are to vest over a four-year period, subject to full acceleration of vesting upon on the closing of an initial public offering of our equity securities or a change in control of our company.
(5)	The amount reported in the All Other Compensation column represents reimbursement of relocation expenses for Mr. Joyce in the amount of $19,270. Except as noted herein, none of the named executive officers received perquisites or other personal benefits during 2010 with an aggregate incremental cost in excess of $10,000.

2010 Grants of Plan-Based Awards Table

The following table presents, for each of the named executive officers, information concerning each grant of a cash or equity award made during 2010. This information supplements the information about these awards set forth in the Summary Compensation Table.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Target) ($)(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Maximum) ($)(2)	All Other Stock Awards, Number of Shares of Stock or Units (#)(3) (4)	All Other Option Awards: Number of Securities Underlying Options (#)(4) (5)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)(6)
Scott A. Lang	01/22/2010				350,000	$6.98	$1,183,910
		$315,000	$630,000
John R. Joyce	10/20/2010			400,000	1,100,000	10.05	5,285,906
	10/20/2010						4,020,000
	11/02/2010				50,000	10.05	236,272
Warren C. Jenson	01/22/2010				100,000	6.98	338,260
		122,500	245,000
Michael A. Dillon	12/31/2010				400,000	10.27	1,993,280
Eric P. Dresselhuys	01/22/2010				100,000	6.98	338,260
		94,500	189,000
Raj Vaswani	01/22/2010				100,000	6.98	338,260
		96,250	192,500

(1)	The target award opportunity was 70% of our CEO’s annual base salary and the target award opportunities for each of our named executive officers, other than Messrs. Joyce and Dillon, was equal to 35% of his annual base salary.
(2)	The maximum award opportunity for our CEO and other named executive officers, other than Messrs. Joyce and Dillon, was 200% of their target award opportunity.
(3)	The amount reported represents a restricted stock unit award granted to Mr. Joyce in connection with his hiring as our Chief Financial Officer and Vice Chairman.
(4)	The vesting schedule for these awards are described in the footnotes to the 2010 Outstanding Equity Awards at Fiscal Year-End Table below.

(5)	The stock option grants to purchase shares of our common stock were made under our 2003 Stock Option Plan. The exercise price of these options is equal to the fair market value of our common stock on the date of grant. Under the 2003 Stock Option Plan, the exercise price may be paid in cash or in shares of our common stock having a fair market value on the date of exercise equal to the aggregate exercise price of the shares being purchased. In addition, under certain circumstances an option may be exercised through a “net exercise” procedure, whereby the optionee may elect to receive shares of our common stock having an aggregate fair market value on the date of exercise equal to the net value of the portion of the option so exercised as of the exercise date. All stock options granted under the 2003 Stock Option Plan to our named executive officers are subject to service-based vesting requirements.
(6)	The amounts reported represent the grant date fair value of the stock options granted in 2010, calculated in accordance with ASC 718. See Note 1 in the “—2010 Summary Compensation Table” for information about the assumptions made in determining the grant date fair value and compensation expense of the stock options. Note that the amounts reported in this column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that may be received by the named executive officers from the options.

2010 Outstanding Equity Awards at Fiscal Year-End Table

The following table presents, for each of the named executive officers, information regarding outstanding stock options and other equity awards held as of December 31, 2010. The market value of the shares of our common stock reflected in the table is based upon the midpoint of the price range set forth on the cover of this prospectus.

Name	Option Awards —Number of Securities Underlying Unexercised Options (#) Exercisable		Option Awards —Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Awards —Option Exercise Price ($)	Option Awards —Option Expiration Date	Stock Awards— Number of Shares or Units of Stock That Have Not Vested (#)	Stock Awards— Market Value of Shares or Units of Stock That Have Not Vested ($)
Scott A. Lang	822,500 450,000 350,000 —		117,500(1) 150,000(1) 350,000(1) 350,000(2)	$0.22 0.22 0.72 6.98	05/31/2017 12/13/2017 12/22/2018 01/21/2020
John R. Joyce	— —		1,100,000(3) 50,000(3)	10.05 10.05	10/19/2020 11/01/2020
						400,000(4)	$(5)
Warren C. Jenson	1,610,000 79,166 — —	(6)	— 120,834(2) 200,000 (7) 100,000(2)	0.72 1.10 1.10 6.98	11/18/2018 05/06/2019 05/06/2019 01/21/2020
						91,667(8)	(9)
Michael A. Dillon	—		400,000(3)	10.27	12/30/2020
Eric P. Dresselhuys	152,500 131,250 178,125 250,000 —		— 18,750(2) 59,375(2) 250,000(2) 100,000(2)	0.02 0.22 0.22 0.72 6.98	12/27/2015 05/31/2017 12/13/2017 12/22/2018 01/21/2020
Raj Vaswani	822,500 397,500 300,000 —		117,500(2) 132,500(2) 300,000(2) 100,000(2)	0.22 0.22 0.72 6.98	05/31/2017 12/13/2017 12/22/2018 01/21/2020

(1)	These stock options vest over a four-year period as follows: 1/48th of the shares of common stock underlying the options vest each month
(2)

These stock options vest over a four-year period as follows: 25% of the shares of common stock underlying the options vest on the first anniversary of the date of grant and thereafter 1/48th of the shares of common stock underlying the options vest each month.

(3)

These stock options vest over a four-year period as follows: 25% of the shares of common stock underlying the options vest on the first anniversary of the optionee’s first date of employment and thereafter 1/48th of the shares of common stock underlying the options vest each month.

(4)	This restricted stock unit award vests as follows: 25% of the shares subject to the award vest on the earlier to occur of (i) the closing of this offering or (ii) two years from the grant date, and the remaining 75% of the shares subject to the award vest on each subsequent anniversary following the first anniversary of the grant date in three equal installments.
(5)	Represents the fair market value of Mr. Joyce’s 400,000 unvested restricted stock units as of December 31, 2010 and assumes the fair market value of our common stock on December 31, 2010 was an initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus.
(6)	This stock option is immediately exercisable in full, subject to a repurchase right in favor of our company that expires over a four-year period on a monthly basis as to 1/48th of the shares of common stock underlying the option. As of December 31, 2010, 975,000 shares subject to this option were vested, of which 190,000 shares had been purchased upon partial exercise of this option.
(7)	This stock option vests in full and becomes exercisable upon the closing of this offering.
(8)	These shares of our common stock are held by family trusts of which Mr. Jenson’s spouse is the trustee and are subject to a right of repurchase in our favor in the event of Mr. Jenson’s termination of employment prior to vesting.
(9)	Represents the fair market value of Mr. Jenson’s 91,667 unvested shares as of December 31, 2010 and assumes the fair market value of our common stock on December 31, 2010 was an initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus.

2010 Option Exercises and Stock Vested Table

The following table presents, for each of the named executive officers, the number of shares of our common stock acquired upon the exercise of stock options and vesting of restricted stock during the year ended December 31, 2010, and the aggregate value realized upon the exercise or vesting of such awards. For purposes of the table, the value realized is based upon the fair market value of our common stock on the various exercise or vesting dates, as determined by our Board of Directors.

Name	Option Awards— Number of Shares Acquired on Exercise (#)	Option Awards— Value Realized on Exercise ($)		Stock Awards —Number of Shares Acquired on Vesting (#)	Stock Awards— Value Realized on Vesting ($)
Scott A. Lang	—	—		—	—
John R. Joyce	—	—		—	—
Warren C. Jenson	190,000	$1,763,200	(1)	50,000	$396,832	(2)
Michael A. Dillon	—	—		—	—
Eric P. Dresselhuys	—	—		—	—
Raj Vaswani	—	—		—	—

(1)	Mr. Jenson exercised a stock option for 190,000 shares of our common stock on August 18, 2010. The exercise price of the option was $0.72 per share. At that time, the fair market value of our common stock, as determined by our Board of Directors, was $10.00 per share.
(2)	Mr. Jenson’s restricted stock award vested in monthly installments during 2010. The fair market value of our common stock, as determined by our Board of Directors, on the various vesting dates ranged from $3.84 to $10.05 per share. These shares of our common stock are held by family trusts of which Mr. Jenson’s spouse is the trustee.

Employment Arrangements

We have entered into employment offer letters with each of the named executive officers in connection with his or her commencement of employment with us. With the exception of his own arrangement, each of these offer letters was negotiated on our behalf by our CEO, with the oversight and approval of our Board of Directors and, since July 2009, our Compensation Committee.

Typically, these arrangements provided for at-will employment and included the named executive officer’s initial base salary, a discretionary annual incentive bonus opportunity, and standard employee benefit plan participation. These arrangements also provided for a recommended stock option and/or restricted stock grant to be submitted to our Board of Directors, or, after July 2009, our Compensation Committee, for approval, with an exercise price, in the case of stock options, equal to the fair market value of our common stock on the date of grant and subject to our specified vesting requirements. These offers of employment were each subject to execution of our standard confidential information and invention assignment agreement.

These arrangements also contained provisions that provide for certain payments and benefits in the event of certain terminations of employment, including a termination of employment following a change in control of our company. With the exception of Mr. Jenson, these post-employment compensation provisions have been superseded as a result of each named executive officer having entered into a new severance and change in control agreement with us. For a summary of the material terms and conditions of these new agreements and the relevant provisions of Mr. Jenson’s employment offer letters, as well as an estimate of the potential payments and benefits payable to the named executive officers under these arrangements, see “—Potential Payments Upon Termination or Change in Control” below.

Potential Payments Upon Termination or Change in Control

Each of the named executive officers, with the exception of Mr. Jenson, is eligible to receive certain severance payments and benefits in connection with his or her termination of employment under various circumstances, including following a change in control of our company, under our standardized severance and change in control arrangements. Mr. Jenson is eligible to receive such payments and benefits under the terms and conditions of his individual employment offer letter.

The estimated potential severance payments and benefits payable to each named executive officer in the event of termination of employment as of December 31, 2010 pursuant to either his or her individual severance and change in control arrangement or his or her individual employment offer letter are described below.

The actual amounts that would be paid or distributed to the named executive officers as a result of one of the termination events occurring in the future may be different than those presented below as many factors will affect the amount of any payments and benefits upon a termination of employment. For example, some of the factors that could affect the amounts payable include the named executive officer’s base salary and the market price of our common stock. Although we have entered into written arrangements to provide severance payments and benefits to the named executive officers in connection with a termination of employment under particular circumstances, we, or an acquirer, may mutually agree with the named executive officers on severance terms that vary from those provided in these pre-existing arrangements. Finally, in addition to the amounts presented below, each named executive officer would also be able to exercise any previously-vested stock options that he or she held. For more information about the named executive officers outstanding equity awards as of December 31, 2010, see “—2010 Outstanding Equity Awards at Fiscal Year-End Table.”

Along with the severance payments and benefits described in a named executive officer’s individual severance and change in control arrangement or offer letter, as applicable, these executives are eligible to receive any benefits accrued under our broad-based benefit plans, such as accrued vacation pay, in accordance with those plans and policies.

Executive Severance and Change in Control Agreements

Messrs. Lang, Dillon, Dresselhuys, Joyce, and Vaswani

Our standardized approach for severance and change in control benefits provides for the payment of severance and other benefits to designated executive officers in the event of an involuntary termination of employment, including in certain situations upon, following, or in connection with a change in control of our company. Pursuant to the current terms and conditions of this approach, upon the execution of an appropriate release of claims and the continued obligations under certain restrictive covenants regarding confidentiality and non-solicitation, a participating executive officer would be entitled to receive the following payments and benefits.

In the event that any of the payments or benefits payable to designated executive officers would be subject to the excise tax imposed by Section 4999 of the Code, then those payments and benefits will be either (i) delivered in full or (ii) reduced so that no portion of the payments and benefits delivered would be subject to the excise tax, with first a pro rata reduction of cash payments subject to Section 409A of the Code as deferred compensation and cash payments not subject to Section 409A of the Code, and then pro rata cancellation of equity-based compensation subject to Section 409A of the Code as deferred compensation and equity-based compensation not subject to Section 409A of the Code, whichever of the foregoing amounts, after taking into account all relevant taxes, results in the greatest after-tax benefit to the executive officer.

Involuntary Termination of Employment

In the event of an involuntary termination of employment (a termination of employment by us without “cause” or a constructive termination of employment), provided that he executes our standard release of claims, Mr. Lang would be eligible to receive:

•	a cash payment equal to 12 months of his base salary as in effect as of the date of termination, and a pro rata portion of the actual bonus that he would have earned for the year of termination;

•	reimbursement for continued employee welfare benefits for a period of 12 months; and

•

accelerated vesting of that number of shares of our common stock underlying any then-outstanding unvested stock options and other unvested equity awards equal to the greater of (i) the number of shares that would have vested if he had remained employed for 12 months after the date of termination, (ii) 50% of the number of shares underlying any then-outstanding unvested stock options and other unvested equity awards, or (iii) full accelerated vesting of any outstanding unvested equity awards for which less than one quarter of the original award remains unvested at the time of such acceleration.

In the event of an involuntary termination of employment (a termination of employment by us without “cause” or a constructive termination of employment), provided that the executive officer executes our standard release of claims, Messrs. Dillon, Dresselhuys, Joyce, and Vaswani would be eligible to receive:

•	a cash payment equal to 12 months of his base salary as in effect as of the date of termination, and a pro rata portion of the actual bonus that he would have earned for the year of termination;

•	reimbursement for continued employee welfare benefits for a period of 12 months; and

•

accelerated vesting of that number of shares of our common stock underlying any then-outstanding unvested stock options and other unvested equity awards equal to the number of shares that would have vested if he had remained employed for 12 months after the date of termination.

Involuntary Termination of Employment In Connection with Change in Control

In the event of an involuntary termination of employment (a termination of employment by us without “cause” or a constructive termination of employment) within the two-month period prior to or the 12-month period following a change in control of our company, provided that the executive officer executes our standard release of claims, Messrs. Lang, Dillon, Dresselhuys, Joyce, and Vaswani would be eligible to receive:

•	a cash payment equal to 12 months of his base salary as in effect as of the date of termination, and a pro rata portion of the actual bonus that he would have earned for the year of termination;

•	reimbursement for continued employee welfare benefits for a period of 12 months; and

•	accelerated vesting of all of the shares of our common stock underlying any then-outstanding unvested stock options and other unvested equity awards.

In addition, an acquirer may require a three-month transition period for all participants before the severance payment or benefits would be made.

Mr. Jenson

Mr. Jenson is not covered by our standardized approach for the payment of severance and change in control benefits. Under Mr. Jenson’s employment offer letter, as amended, he is eligible to receive certain severance payments and benefits in the event his employment is terminated under various circumstances, including in connection with a change in control of our company. In the event that any of the payments or benefits payable to Mr. Jenson would be subject to the excise tax imposed by Section 4999 of the Code, then those payments and benefits will be either (i) delivered in full or (ii) reduced so that no portion of the payments and benefits delivered would be subject to the excise tax, whichever of the foregoing amounts, after taking into account all relevant taxes, results in the greatest after-tax benefit to him.

Involuntary Termination of Employment

In the event Mr. Jenson’s employment is terminated by us without cause or there is a constructive termination of his employment, provided that he executes our standard release of claims, Mr. Jenson will be entitled to receive the following payments and benefits:

•

accelerated vesting of that number of shares of our common stock underlying any then-outstanding stock options and other unvested equity awards equal to one-half of the number of shares that are unvested as of the date of termination;

•	a cash payment equal to 12 months of his base salary, plus 100% of any unpaid incentive or target bonus for the year in which the termination of employment occurred; and

•	continued benefits for him and his family until the earlier of the expiration of 12 months or he commences employment with another entity.

Involuntary Termination of Employment in Connection With Change in Control

In the event Mr. Jenson’s employment is terminated by us without cause or there is a constructive termination of his employment within 12 months after a change in control of our company, provided that he executes our standard release of claims, he will be entitled to receive:

•	a cash payment equal to 12 months of his base salary, plus 100% of any unpaid incentive or target bonus for the year in which the termination of employment occurred;

•	full vesting of all shares of our common stock underlying the stock options and other unvested equity awards that remain unvested as of the date of termination; and

•	continued benefits for him and his family until the earlier of the expiration of 12 months or he commences employment with another entity.

Termination Upon Death or Disability

In the event of a termination of employment due to death or disability, Mr. Jenson, or his estate or representative, will be entitled to receive his earned but unpaid base salary and unpaid vacation accrued as of the date of termination. In addition, if the termination of employment occurs in a year in which he is entitled to a target bonus, Mr. Jenson will receive 100% of any unpaid portion of such target bonus. Finally, Mr. Jenson will receive accelerated vesting of his outstanding stock options and any other unvested equity awards as if the termination of employment were a termination without cause or a constructive termination of employment.

Potential Payments and Benefits Upon Termination of Employment or Change in Control of Our Company

The following table sets forth the potential (estimated) payments and benefits to which the named executive officers would have been entitled assuming termination of their employment as of December 31, 2010, as specified under their respective severance and change in control arrangement or offer letter, as applicable.

Triggering Event	Scott A. Lang(1)		John R. Joyce(2)		Warren C. Jenson(3)		Michael A. Dillon(4)		Eric P. Dresselhuys(5)		Raj Vaswani(6)
Involuntary Termination of Employment
Base Salary		$450,000		$400,000		$350,000		$300,000		$270,000		$275,000
Annual Cash Bonus		450,000		200,000		175,000		150,000		135,000		137,500
Accelerated Vesting of Stock Options(7)
Accelerated Vesting of Restricted Stock(7)		—				—		—		—		—
Severance Payment		—		—		—		—		—		—
Continued Employee Benefits		20,222		20,222		20,222		20,222		20,222		6,643

Total Value	$		$		$		$		$		$

Involuntary Termination of Employment in Connection With Change in Control
Base Salary		$450,000		$400,000		$350,000		$300,000		$270,000		$275,000
Annual Cash Bonus		450,000		200,000		175,000		150,000		135,000		137,500
Accelerated Vesting of Stock Options(7)
Accelerated Vesting of Restricted Stock(7)		—				—		—		—		—
Severance Payment		—		—		—		—		—		—
Continued Employee Benefits		20,222		20,222		20,222		20,222		20,222		6,643
Excise Tax Reimbursement Payment		—		—		—		—		—		—

Total Value	$		$		$		$		$		$

Termination Upon Death or Disability
Annual Cash Bonus		—		—		$175,000		—		—		—
Accelerated Vesting of Stock Options		—		—		—		—		—		—
Accelerated Vesting of Restricted Stock		—		—		—		—		—		—

Total Value		—		—		$175,000		—		—		—

(1)	For purposes of this analysis, Mr. Lang’s compensation is assumed to be as follows: base salary equal to $450,000, an annual cash bonus of $450,000, and outstanding unvested stock options covering 967,500 shares of our common stock.
(2)	For purposes of this analysis, Mr. Joyce’s compensation is assumed to be as follows: base salary equal to $400,000, an annual cash bonus of $200,000, outstanding unvested stock options covering 1,150,000 shares of our common stock, and outstanding unvested restricted stock unit award covering 400,000 shares of our common stock.
(3)	For purposes of this analysis, Mr. Jenson’s compensation is assumed to be as follows: base salary equal to $350,000, an annual cash bonus of $175,000, and outstanding unvested stock options covering 1,245,834 shares of our common stock.
(4)	For purposes of this analysis, Mr. Dillon’s compensation is assumed to be as follows: base salary equal to $300,000, an annual cash bonus of $150,000, and outstanding unvested stock options covering 400,000 shares of our common stock.
(5)	For purposes of this analysis, Mr. Dresselhuys’ compensation is assumed to be as follows: base salary equal to $270,000, an annual cash bonus of $135,000, and outstanding unvested stock options covering 428,125 shares of our common stock.

(6)	For purposes of this analysis, Mr. Vaswani’s compensation is assumed to be as follows: base salary equal to $275,000, an annual cash bonus of $137,500, and outstanding unvested stock options covering 650,000 shares of our common stock.
(7)	Assumes the date of termination of employment was December 31, 2010 and the fair market value of our common stock on December 31, 2010 was an initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus.

Compensation and Risk

We have reviewed our compensation policies and practices to ensure that they do not encourage our employees to, or reward our employees for, taking inappropriate or excessive risks or create risks that are reasonably likely to have a material adverse effect on our company. In October 2010, the Compensation Committee considered various factors that have the effect of mitigating risk and, with the assistance of Compensia, reviewed our compensation policies and practices for our employees, including the elements of our executive compensation program, to determine whether any portion of such compensation encourages excessive risk-taking. The following characteristics of our compensation programs work to reduce the possibility of our employees, including our executive officers, either individually or as a group, making excessively risky business decisions that could maximize short-term results at the expense of long-term value:

•	We base our compensation policies and practices on a well-defined and appropriate pay philosophy, peer group, and market positioning for each employee group.

•

We attempt to structure employee compensation packages to reflect an effective balance between cash and equity-based compensation, and short- and long-term performance focus, based on the nature of each employee groups’ responsibilities and market practices.

•	Performance objectives are set with a reasonable probability of achievement and tied to the operating budget and long-term strategic planning objectives approved by our Board of Directors.

•	In the case of our executive compensation program:

•	We used multiple performance measures in the 2010 Bonus Plan.

•	The 2010 Bonus Plan was subject to a maximum payout limit for each participant.

•	The Compensation Committee has the discretion to set individual incentive awards based on its evaluation of individual performance and other factors.

•	The Compensation Committee has retained an external executive compensation consultant to advice on market practices and the suitability of its compensation actions and decisions.

Pension Benefits

We did not sponsor any defined benefit pension or other actuarial plan for the named executive officers during 2010.

Nonqualified Deferred Compensation

We did not maintain any nonqualified defined contribution or other deferred compensation plans or arrangements for the named executive officers during 2010.

Employee Benefit Plans

2003 Stock Option Plan

Our board of directors adopted our 2003 Stock Option on November 24, 2003 and our stockholders subsequently approved it on November 24, 2003. Our 2003 Stock Option Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. The 2003 Stock Option Plan also allows for awards of restricted stock units. We ceased issuing awards under the 2003 Stock Option Plan upon the implementation of the 2011 Equity Incentive Plan, which is described below. Likewise, we will not grant any additional awards under our 2003 Stock Option Plan following this offering. Instead we will grant options under our 2011 Equity Incentive Plan.

Share Reserve. Awards are no longer granted under the 2003 Stock Option Plan. As of June 30, 2011 options to purchase 27,351,629 shares of common stock were outstanding under options granted pursuant to this plan. Shares of common stock reserved for issuance pursuant to this plan have been rolled into our 2011 Equity Incentive Plan.

Administration. Our compensation committee currently administers our 2003 Stock Option Plan. Under our 2003 Stock Option Plan, our compensation committee has the power to determine the terms of the awards, including who will receive awards, the exercise price, the number of shares subject to each award, the term of awards, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

Stock Options. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant unless expressly approved by our board of directors and the term of the incentive stock options may not exceed 10 years. With respect to incentive stock options granted to any employee who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed 5 years and the exercise price must equal at least 110% of the fair market value on the grant date.

Upon termination of an employee’s employment with us, he or she may exercise his or her incentive stock option for the period of time stated in the incentive stock option agreement, to the extent his or her incentive stock option is vested on the date of termination. If termination is due to death or disability, the incentive stock option will remain exercisable for a period of not less than 6 months nor more than 12 months. If termination is for cause, the incentive stock option will immediately terminate in its entirety or at such later times and on such conditions as determined by our board of directors. In all other cases, the incentive stock option will remain exercisable for a period of 3 months after the date on which the employee’s employment terminates or such shorter or longer period as may be prescribed in the incentive stock option agreement, the minimum specified period being 30 days. Subject to the requirements of all applicable laws, rules or regulations, each nonstatutory stock option agreement shall contain provisions relating to early termination of the nonstatutory stock option based upon termination of the holder’s service to us as determined by our board of directors. A stock option may never be exercised later than the expiration of its term.

Restricted Stock Units. Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of the holder’s services to us or the holder’s failure to achieve certain performance conditions. If a restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we may deliver to the holder of the restricted stock unit whole shares of our common stock, which may be subject to additional restrictions, cash or a combination of our common stock and cash.

Effect of a Change in Control. Our 2003 Stock Option Plan provides that in the event of our merger or consolidation which results in the holders of our outstanding voting securities (determined immediately prior to such merger or consolidation) owning, directly or indirectly, less than a majority of the beneficial interest in the outstanding voting securities of the surviving corporation or its parent corporation (determined immediately after such merger or consolidation), the awards granted under the 2003 Stock Option Plan shall terminate as of the date of the closing of the transaction unless the transaction agreement provides otherwise.

Transferability. The 2003 Stock Option Plan does not allow for the sale or transfer of stock options, except by will or the laws of descent and distribution, and stock options may be exercised only by the holder during his or her lifetime.

Additional Provisions. Our compensation committee has the authority to amend, suspend or terminate the 2003 Stock Option Plan, provided our stockholders approve actions that (i) increase the number of shares of our common stock that may be issued upon exercise of stock options and settlement of restricted stock units granted under the 2003 Stock Option Plan, (ii) change the designation of employees eligible to receive incentive stock option awards under the 2003 Stock Option Plan, (iii) extend the termination date of the 2003 Stock Option Plan, (iv) require stockholder approval in the opinion of our legal counsel, or (v) adversely affect outstanding awards or any unexercised or unsettled portions thereof under the 2003 Stock Option Plan, without the consent of the award recipient, unless such termination or amendment is required to enable an option designated as an incentive stock option to qualify as an incentive stock option or is necessary to comply with any applicable law, regulation or rule.

Greenbox Technology Inc. 2007 Stock Plan

We assumed the options outstanding under the Greenbox Technology Inc. 2007 Stock Plan, or 2007 Stock Plan, pursuant to our acquisition of Greenbox on September 21, 2009. The 2007 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options to our employees, outside directors and consultants and any parent and subsidiary corporations’ employees and consultants. The 2007 Stock Plan also allows for awards of our common stock. We will not grant any awards under the 2007 Stock Plan.

Share Reserve. Awards are no longer granted under the 2007 Stock Plan Stock Plan. As of June 30, 2011 options to purchase 19,404 shares of common stock were outstanding under options granted pursuant to this plan.

Administration. Our compensation committee currently administers the 2007 Stock Plan. Under the 2007 Stock Plan, our compensation committee has the power to determine the terms of the awards, including who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

Stock Options. The exercise price of stock options must be at least equal to the fair market value of our common stock on the date of grant unless expressly approved by our board of directors and the term of the stock options may not exceed 10 years. With respect to incentive stock options granted to any employee who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed 5 years and the exercise price must equal at least 110% of the fair market value on the grant date. With respect to nonstatutory stock options granted to any participant who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the exercise price of nonstatutory stock options must also be equal to at least 110% of the fair market value on the grant date.

Upon termination of an employee’s employment with us, he or she may exercise his or her incentive stock option for the period of time stated in the incentive stock option agreement, to the extent his or her incentive stock option is vested on the date of termination. In general, stock options issued to our employees who are not officers or board members will be subject to our right of repurchase upon their termination and our repurchase right shall lapse at least as rapidly as 20% per year over the 5-year period from the date of the award. If termination is due to death, the stock option will remain exercisable for the earlier of the expiration date of the option and the date 12 months after the holder’s death. If the termination is for any reason other than death, the stock option will remain exercisable to the extent exercisable at the time of termination for the earlier of the following: (i) the expiration date of the option, (ii) the date 3 months after the holder’s termination of service with us for any reason other than cause or disability, or such later date as our board of directors may determine, (iii) the date of the holder’s termination of service with us for cause, or such later date as our board of directors may determine, and (iv) the date 6 months after the holder’s termination of service with us by reason of disability, or such later date as our board of directors may determine. If the termination is for cause, the stock option will immediately terminate in its entirety or at such later times and on such conditions as determined by our board of directors. If termination is due to disability, the stock option may be exercised within six months after the holder’s termination. If the holder dies prior to the end of such specified period, the holder shall be treated as though he or she had died on the date of his or her termination of employment and the stock option shall be exercisable by the holder’s representative or the person entitled to exercise the holder’s stock option under the holder’s will or the laws of intestacy for a period of time as determined above. A stock option may never be exercised later than the expiration of its term.

Stock Awards. A stock award is an offer by us to sell shares of our common stock. The purchase price for shares of our common stock purchased under the 2007 Stock Plan shall not be less than 85% of the fair market value of our common stock on the grant date. In general, stock awards issued to our employees who are not officers or board members will be subject to our right of repurchase upon termination and that right shall lapse at least as rapidly as 20% per year over the 5-year period from the date of the award. Our repurchase right shall automatically expire if the holder does not exercise his or her right to purchase the shares within 30 days after the grant of such right is communicated to the holder by us. Unless otherwise determined by our compensation committee at the time of award, vesting will cease on the date the holder no longer provides services to us and unvested shares will be forfeited to us.

Effect of a Change in Control. The 2007 Stock Plan provides that in the event of a change in control and the right to repurchase the awards granted under the 2007 Stock Plan is not assigned to the entity that employees the holder immediately after the change in control, our repurchase right shall lapse and all of the awards under the 2007 Stock Plan will become exercisable in full.

Transferability. The 2007 Stock Plan does not allow for the sale or transfer of stock options, except by will or the laws of descent and distribution, and stock options may be exercised only by the employee or the employee’s guardian or legal representative during his or her lifetime.

Additional Provisions. Each year we must furnish to holders who have received shares of our common stock under the 2007 Stock Plan our balance sheet and income statement, unless the holder is ensured access to such information by reason of his employment duties. Our compensation committee has the authority to amend, suspend or terminate the 2007 Stock Plan, provided our stockholders approve actions that increase the number of shares of our common stock that may be issued upon exercise of awards under the 2007 Stock Plan, or materially change the class of persons who are eligible for incentive stock options under the 2007 Stock Plan.

2011 Equity Incentive Plan

Our Board of Directors adopted a 2011 Equity Incentive Plan, subject to stockholder approval, that will become effective on the date of this prospectus and will serve as the successor to our 2003 Stock Option Plan. We anticipate that we will reserve 17,000,000 shares of our common stock to be issued under our 2011 Equity Incentive Plan. In addition, we anticipate that shares not issued, or subject to outstanding grants, under our 2003 Stock Option Plan on the date of this prospectus, and any shares issued under the 2003 Stock Option Plan that are forfeited or repurchased by us or that are issuable upon exercise of options that expire or become unexercisable for any reason without having been exercised in full, will be available for grant and issuance under our 2011 Equity Incentive Plan. We anticipate that the number of shares available for grant and issuance under the 2011 Equity Incentive Plan will be increased automatically on January 1 of each of 2012 through 2015 by an amount equal to 4% of our shares outstanding on the immediately preceding December 31, unless our board of directors, in its discretion, determines to make a smaller increase. In addition, the following shares will again be available for grant and issuance under our 2011 Equity Incentive Plan:

•

shares subject to an option or stock appreciation right granted under our 2011 Equity Incentive Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right;

•	shares subject to an award granted under our 2011 Equity Incentive Plan that are forfeited or repurchased by us at the original issue price;

•	shares surrendered pursuant to an exchange program; or

•	shares subject to an award granted under our 2011 Equity Incentive Plan that otherwise terminates without shares being issued.

We anticipate that our 2011 Equity Incentive Plan will terminate ten years from the date our board of directors approves the plan, unless it is terminated earlier by our board of directors. Our 2011 Equity Incentive Plan authorizes the award of stock options, restricted stock awards, stock bonus awards, stock appreciation rights, restricted stock units and performance shares.

Our 2011 Equity Incentive Plan will be administered by our compensation committee, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of the compensation committee. Our compensation committee will have the authority to construe and interpret our 2011 Equity Incentive Plan, grant and determine the terms of each award, including the exercise price, the number of shares subject to the award, the exercisability of the award and the form of consideration payable upon exercise of the award, and make all other determinations necessary or advisable for the administration of the plan. The compensation committee will also have the authority to institute an exchange program whereby outstanding awards may be surrendered, cancelled or exchanged.

Stock Options. We anticipate that our 2011 Equity Incentive Plan will provide for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees and those of any parent or subsidiary of ours. All awards other than incentive stock options may be granted to our employees, directors, consultants, independent contractors and advisors. The exercise price of incentive stock options must be at least equal to 100% of the fair market value of our common stock on the date of grant, and the exercise price of incentive stock options granted to 10% or greater stockholders must be at least equal to 110% of the fair market value of our common stock on that date. The exercise price of nonqualified stock options may not be less than 100% of the fair market value of our common stock on the date of grant.

Our compensation committee may provide for stock options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. Stock options may vest based on time or achievement of performance conditions. In general, stock options will vest over a four-year period. After termination of services, a stock option may be exercised for the period of time stated in the stock option agreement. Generally, if termination is due to death or disability, the stock option will remain exercisable for 12 months. In all other cases, the stock option will generally remain exercisable for 3 months. Stock options will generally terminate immediately upon termination of employment for cause. The maximum term of stock options granted under our 2011 Equity Incentive Plan is 10 years, with a maximum term of 5 years for incentive stock options granted to 10% or greater stockholders.

Restricted Stock Awards. A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions. The price, if any, of a restricted stock award will be determined by our compensation committee. Unless otherwise determined by our compensation committee at the time of award, vesting will cease on the date the holder no longer provides services to us and unvested shares will be forfeited to us. Restricted stock awards may vest based on time or achievement of performance conditions.

Stock Bonuses. Stock bonuses are awards of shares of our common stock that are granted as additional compensation for service and/or performance. Payment from the holder is not required for stock bonuses, and stock bonuses are generally not subject to vesting.

Stock Appreciation Rights. Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the increase in the fair market value of our common stock on the date of exercise from the stated exercise price (subject to any maximum number of shares as may be specified in the applicable award agreement). The payment may occur upon the exercise of a Stock Appreciation Right or deferred with such interest or dividend equivalent, if any, as our compensation committee determines, provided that the terms of the stock appreciation right and any deferral satisfy the requirements of Section 409A of the Code. Stock appreciation rights may vest based on time or achievement of performance conditions. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted Stock Units. Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of the holder’s services to us or the holder’s failure to achieve certain performance conditions. If a restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we may deliver to the holder of the restricted stock unit whole shares of our common stock, which may be subject to additional restrictions, cash or a combination of our common stock and cash. Our compensation committee may also permit the holders of the restricted stock units to defer payment to a date or dates after the restricted stock unit is earned, provided that the terms of the restricted stock unit and any deferral satisfy the requirements of Section 409A of the Code.

Performance Shares. Performance shares are awards denominated in shares of our common stock that may be settled in cash or by issuance of those shares only if performance goals established by our compensation committee have been achieved or the awards otherwise vest.

Grants to Non-Employee Directors. Non-employee members of our board of directors are eligible to receive any type of award offered under the 2011 Equity Incentive Plan except incentive stock options, which can only be granted to employees. The aggregate number of shares subject to awards granted to any one non-employee director in any calendar year shall not exceed 3,000,000. Awards to our non-employee directors may be made automatically pursuant to a policy adopted by our board of directors, or made time to time as determined in the discretion of our board of directors. In the event of a change in control transaction, all awards held by our non-employee directors will accelerate fully and become vested and exercisable or settled, as the case may be.

Awards granted under our 2011 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Our compensation committee has the discretion and authority to determine and implement the terms and conditions of an award transfer program and shall have the authority to amend the terms of any award participating, or otherwise eligible to participate in, the award transfer program.

If we are dissolved or liquidated or have a change in control transaction, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. Outstanding awards that are not assumed or substituted shall have their vesting accelerate as to all shares subject to such awards (and any applicable right of repurchase fully lapse) immediately prior to the change in control transaction.

2011 Employee Stock Purchase Plan

Our Board of Directors adopted a 2011 Employee Stock Purchase Plan, subject to stockholder approval, which is designed to enable eligible employees to purchase shares of our common stock periodically at a discount. Purchases will be accomplished through participation in discrete offering periods. Our 2011 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. We anticipate that we will seek approval of our 2011 Employee Stock Purchase Plan from our board of directors and our stockholders to be effective upon closing of this offering.

We anticipate that we will initially reserve 2,000,000 shares of our common stock for issuance under our 2011 Employee Stock Purchase Plan. We anticipate that the number of shares reserved for issuance under our 2011 Employee Stock Purchase Plan will increase automatically on January 1 of each of the first four years commencing after the closing of this offering by the number of shares equal to 1% of our total outstanding shares as of the immediately preceding December 31st (rounded to the nearest whole share). Our board of directors or compensation committee may reduce the amount of the increase in any particular year. No more than 50,000,000 shares of our common stock may be issued under our 2011 Employee Stock Purchase Plan, and no other shares may be added to this plan without the approval of our stockholders.

Our compensation committee will administer our 2011 Employee Stock Purchase Plan. Our employees generally will be eligible to participate in our 2011 Employee Stock Purchase Plan if they are (i) employed by us or a subsidiary or parent of ours that we designate, for one month or more prior to the beginning of each offering period or prior to such other time period as specified by our compensation committee; except that employees who are employed on the effective date of this registration statement shall be eligible to participate in the first offering period, (ii) regularly scheduled to work more than 20 hours per week and more than five months in a calendar year, and (iii) not 5% stockholders, or would become 5% stockholders as a result of their participation in our 2011 Employee Stock Purchase Plan. We may impose additional restrictions on eligibility as well. Under our 2011 Employee Stock Purchase Plan, eligible employees may acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees may select a rate of payroll deduction between 1% and 15% of their cash compensation. We also have the right to amend or terminate our 2011 Employee Stock Purchase Plan, except that, subject to certain exceptions, no such action may adversely affect any outstanding rights to purchase stock under our 2011 Employee Stock Purchase Plan. Our 2011 Employee Stock Purchase Plan will terminate on the 10th anniversary of the first purchase date, unless it is terminated earlier by our board of directors or as a result of the issuance of all of the shares of our common stock reserved for issuance under our 2011 Employee Stock Purchase Plan.

When an initial offering period commences, our employees who meet the eligibility requirements for participation in that offering period will automatically be granted a non-transferable option to purchase shares in that offering period. For other offering periods, new participants will have to enroll in a timely manner. Once an employee is enrolled, his or her participation will be automatic in subsequent offering periods. Each offering period may run for no more than up to six months. An employee’s participation will automatically end upon termination of employment for any reason.

No holder will have the right to purchase our shares at a rate which, when aggregated with purchase rights under all our employee stock purchase plans that are also outstanding in the same calendar year(s), have a fair market value of more than $25,000, determined in accordance with Section 423 of the Code, for each calendar year in which that right is outstanding. The purchase price for shares of our common stock purchased under our 2011 Employee Stock Purchase Plan will be 85% of the lesser of the fair market value of our common stock on the first day of the offering period or the last trading day of the applicable purchase period within that offering period. For the initial offering period, the fair market value on the first trading day will be the price at which our shares are initially offered.

In the event of a change in control transaction, each outstanding right to purchase shares under our 2011 Employee Stock Purchase Plan may be assumed or substituted by our successor. In the event that the successor refuses to assume or substitute the outstanding purchase rights, any offering periods that commenced prior to the closing of the proposed change in control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change in control and our 2011 Employee Stock Purchase Plan will then terminate on the closing of the proposed change in control.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month on or following the date they begin employment and participants are able to defer eligible compensation subject to applicable annual Code limits. The 401(k) plan permits us to make profit sharing contributions to eligible participants, although such contributions are not required and are not currently contemplated. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. All accounts are 100% vested at all times. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Limitations on Liability and Indemnification Matters

Our restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders,

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law,

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

•	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation provides that we are required to indemnify our directors and our restated bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Any repeal of or modification to our restated certificate of incorporation or restated bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. Our restated bylaws also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the Board of Directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed above under “Management,” the following is a description of transactions since January 1, 2008 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest or such other persons as may be required to be disclosed pursuant to Item 404 of Regulation S-K, which we refer collectively refer to as related parties.

Series C Preferred Stock Financing

In multiple closings between April 2007 and March 2008, we sold an aggregate of 34,243,434 shares of our Series C Preferred Stock at a purchase price of $1.50 per share for an aggregate purchase price of approximately $56.8 million. Each share of our Series C Preferred Stock will convert automatically into one share of our common stock upon the closing of this offering.

The purchasers of our Series C Preferred Stock are entitled to specified registration rights. The following table summarizes the Series C Preferred Stock purchased by related parties in connection with the transaction described in this section. Although none of our executive officers or directors purchased Series C Preferred Stock, pursuant to a voting agreement, entities affiliated with Foundation Capital had two representatives serving on our Board of Directors at the time the Series C Preferred Stock was purchased, and these directors may have been considered to beneficially own the Series C Preferred Stock purchased by the entities with which they were affiliated. The terms of these purchases were the same as those made available to unaffiliated purchasers. For additional information, please see “Description of Capital Stock—Registration Rights” and “Principal Stockholders.”

Investor	Shares of Series C Preferred Stock	Aggregate Purchase Price	Percentage of Total Outstanding
Windmill Master Fund LP (all of which were later transferred to WR Holdings LP)	10,936,000	$16,404,000	31.9%
Entities affiliated with Foundation Capital(1)	8,865,100	13,297,650	25.9
Contra Costa Capital, LLC	6,666,667	10,000,001	19.5
NCD Investors LLC	5,833,000	8,749,500	17.0
JVB Properties, L.L.L.P.(2)	666,667	1,000,001	1.9

(1)	Represents 8,722,194 shares purchased by Foundation Capital IV, L.P., 74,024 shares purchased by Foundation Capital IV Principals Fund, LLC and 68,882 shares purchased by FC IV Active Advisors Fund, LLC.
(2)	Represents the payment of $500,001 in cash for 333,334 shares of Series C Preferred Stock and the payment of $500,000 pursuant to the conversion of an outstanding promissory note and accrued interest for 333,333 shares of Series C Preferred Stock.

Series D Preferred Stock Financing

In multiple closings between October 2008 and March 2009, we sold an aggregate of 23,120,199 shares of our Series D Preferred Stock at a purchase price of $3.8927 per share for an aggregate purchase price of approximately $90.0 million. Each share of our Series D Preferred Stock will convert into either (i) one share of our common stock or (ii) the number of shares of common stock as results in the issuance of shares of our common stock having an aggregate value at the public offering price listed on the cover of this prospectus equal to the product obtained by multiplying $3.8927 by 2.0, whichever results in the greater aggregate value for our common stock issued on conversion of our Series D Preferred Stock.

The purchasers of our Series D Preferred Stock are entitled to specified registration rights. The following table summarizes the Series D Preferred Stock purchased by related parties in connection with the transaction described in this section. Although none of our executive officers or directors purchased Series D Preferred Stock, pursuant to a voting agreement, entities affiliated with Foundation Capital had two representatives serving on our Board of Directors at the time the Series D Preferred Stock was purchased, and these directors may have been considered to beneficially own the Series D Preferred Stock purchased by the entities with which they were affiliated. The terms of these purchases were the same as those made available to unaffiliated purchasers. For additional information, please see “Description of Capital Stock—Registration Rights” and “Principal Stockholders.”

Investor	Shares of Series D Preferred Stock	Aggregate Purchase Price	Percentage of Total Outstanding
KPCB Holdings, Inc., as nominee	12,007,498	$46,741,587	51.9%
Entities affiliated with Foundation Capital(1)	3,262,519	12,700,008	14.1
NCD Investors LLC	1,906,695	7,422,192	8.2
Contra Costa Capital, LLC	593,730	2,311,213	2.6
JVB Properties, L.L.L.P.	127,446	500,002	0.6

(1)	Represents 3,209,926 shares purchased by Foundation Capital IV, L.P., 27,243 shares purchased by Foundation Capital IV Principals Fund, LLC and 25,350 shares purchased by FC IV Active Advisors Fund, LLC.

Series E Preferred Stock Financing

In December 2009, we sold an aggregate of 10,500,000 shares of our Series E Preferred Stock at a purchase price of $10.00 per share for an aggregate purchase price of approximately $105.0 million. Each share of our Series E Preferred Stock will convert into either (i) one share of our common stock or (ii) the number of shares of common stock as results in the issuance of shares of our common stock having an aggregate value at the public offering price listed on the cover of this prospectus equal to $10.00, whichever results in the greater aggregate value for our common stock issued on conversion of our Series E Preferred Stock.

The purchasers of our Series E Preferred Stock are entitled to specified registration rights. The following table summarizes the Series E Preferred Stock purchased by related parties in connection with the transaction described in this section. Although none of our executive officers or directors purchased Series E Preferred Stock, pursuant to a voting agreement, entities affiliated with Foundation Capital had two representatives serving on our Board of Directors and KPCB Holdings, Inc., as nominee, had one representative serving on our Board of Directors at the time the Series E Preferred Stock was purchased, and these directors may have been considered to beneficially own the Series E Preferred Stock purchased by the entities with which they were affiliated. The terms of these purchases were the same as those made available to unaffiliated purchasers. For additional information, please see “Description of Capital Stock—Registration Rights” and “Principal Stockholders.”

Investor	Shares of Series E Preferred Stock	Aggregate Purchase Price	Percentage of Total Outstanding
NCD Investors LLC	1,150,000	$11,500,000	11.0%
Entities affiliated with Foundation Capital(1)	500,000	5,000,000	4.8
Contra Costa Capital, LLC	500,000	5,000,000	4.8
Windmill Master Fund LP (all of which were later transferred to WR Holdings LP)	400,000	4,000,000	3.8
KPCB Holdings, Inc., as nominee	100,000	1,000,000	1.0

(1)	Represents 122,985 shares purchased by Foundation Capital IV, L.P., 1,044 shares purchased by Foundation Capital IV Principals Fund, LLC, 971 shares purchased by FC IV Active Advisors Fund, LLC, 370,858 shares purchased by Foundation Capital VI, L.P. and 4,142 shares purchased by Foundation Capital VI Principals Fund, LLC.

Stockholder Agreements

In connection with the sale of our Series C, Series D and Series E Preferred Stock, we entered into agreements that grant customary preferred stock rights to all of our major preferred stock investors, including holders of more than 5% of our outstanding stock. These rights include registration rights, rights of first refusal, co-sale rights with respect to stock transfers, a voting agreement providing for the election of investor designees to the Board of Directors, information rights and other similar rights. The Fourth Amended and Restated Investors’ Rights Agreement, which contains the registration rights and many of the other rights described above, is filed as an exhibit to the registration statement of which this prospectus is a part. All of these rights, other than the registration rights, will terminate upon the closing of this offering.

Upon the closing of this offering, holders of 114,664,844 shares of our common stock and 1,929,272 shares subject to warrants to purchase our common stock outstanding, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Agreements with Florida Power & Light Company

In each of April 2007 and August 2007, we entered into separate master services and software license agreements with FPL, pursuant to which FPL purchases and licenses from us equipment, software and services to enable advanced smart grid solutions. In addition, in May 2010, we entered into a master support and maintenance agreement with FPL, pursuant to which FPL procures from us services and related software licenses. As of June 30, 2011, we had received $13.2 million from FPL under these agreements.

In March 2008, Contra Costa Capital, LLC, a subsidiary of NextEra Energy Capital Holdings, Inc., or Capital Holdings, became a stockholder. For additional information, please see “—Series C Preferred Stock Financing.” As of June 30, 2011, Contra Costa Capital, LLC owned approximately 6.1% of our outstanding common stock.

FPL and Capital Holdings are both subsidiaries of NextEra Energy, Inc.

Subordinated Note with JVB Properties, L.L.L.P.

In 2002 and 2003, we issued promissory notes to JVB Properties, L.L.L.P. with a principal balance of $4,591,000. These promissory notes had an associated interest rate of 8% and were convertible into convertible preferred stock. In November 2003, we issued 2,099,737 shares of Series A convertible preferred stock in settlement of $2,000,000 in principal and the remaining principal of $2,591,000 and accrued interest totaling $207,000 were combined into a single new convertible promissory note. This promissory note, which had an outstanding balance of $2,798,000 at December 31, 2008, accrued interest at a rate of prime plus 1% on January 1st of each year. The interest rates were 8.25% and 4.25% beginning on January 1, 2008 and 2009, respectively. Immediately following our sale of Series E convertible preferred stock in December 2009, we repaid the entire outstanding principal balance of $2,798,000 and related accrued interest of $943,000.

Equity Grants

Certain grants of stock options, restricted stock units and restricted stock to our executive officers and directors, and related stock equity grant policies, are described in this prospectus under the caption “Management—Director Compensation” and “Management—Executive Compensation.”

Employment Arrangements and Indemnification Agreements

We have entered into employment arrangements with certain of our executive officers. See “Management—Executive Compensation—Employment Arrangements.”

We entered or will enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our restated certificate of incorporation and restated bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. See “Management—Limitations on Liability and Indemnification Matters.”

Review, Approval or Ratification of Transactions with Related Parties

The charter of our Audit Committee requires that any transaction with a related party that must be reported under applicable rules of the SEC, other than compensation related matters, must be reviewed and approved or ratified by our Audit Committee. The Audit Committee has not adopted policies or procedures for review of, or standards for approval of, these transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 30, 2011 and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 129,541,716 shares of common stock outstanding at June 30, 2011, assuming conversion of all outstanding shares of preferred stock into 111,831,844 shares of common stock. For purposes of the table below, we have assumed that              shares of common stock will be sold in this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or will be exercisable within 60 days of June 30, 2011. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Silver Spring Networks, Inc., 555 Broadway Street, Redwood City, California 94063.

	Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Directors and Executive Officers:
Scott A. Lang(1)	4,501,020	3.4%			%
Benjamin Kortlang(2)	12,607,498	9.7
Thomas R. Kuhn(3)	314,062	*
Corbin A. McNeill, Jr.(4)	282,812	*
Jonathan Schwartz(5)	3,750	*
Richard A. Simonson(6)	43,750	*
Laura D. Tyson(7)	50,000	*
Warren M. Weiss(8)	54,489,168	41.5
Thomas H. Werner(9)	56,250	*
John R. Joyce	—	*
Warren C. Jenson(10)	1,970,083	1.5
Michael A. Dillon	—	*
Eric P. Dresselhuys(11)	1,185,743	*
Raj Vaswani(12)	4,223,264	3.2
All executive officers and directors as a group (18 persons)(13)	80,216,180	58.3
5% Stockholders:
Entities affiliated with Foundation Capital(8)	54,489,168	41.5
Entities affiliated with Kleiner Perkins Caufield & Byers(2)	12,607,498	9.7
WR Holdings LP(14)	11,336,000	8.8
NCD Investors LLC(15)	9,081,612	7.0
Contra Costa Capital, LLC(16)	7,927,935	6.1
JVB Properties, L.L.L.P.(17)	7,579,915	5.9

*	Less than 1%.
(1)	Represents (i) 817,679 shares of common stock held by a grantor retained annuity trust of which Mr. Lang is the trustee, (ii) 1,519,801 shares of common stock held by a revocable trust of which Mr. Lang is a co-trustee, (iii) options exercisable for 2,153,540 shares of common within 60 days of June 30, 2011, and (iv) 10,000 shares of common stock issuable upon the settlement of restricted stock units that vest immediately upon the closing of this offering.
(2)	Shares are held for convenience in the name of “KPCB Holdings, Inc. as nominee” for KPCB Green Growth Fund LLC, and individuals and entities each of whom exercise their own voting and dispositive control over such shares. The managing member for KPCB Green Growth Fund, LLC is KPCB GGF Associates, LLC. The voting and dispositive control over these shares is shared by individual managing directors of KPCB GGF Associates, LLC, none of whom has veto power. Mr. Kortlang, a member of the board of directors of KPCB GGF Associates, LLC, may be deemed to share voting and dispositive power with respect to the shares held by KPCB Green Growth Fund, LLC. The address for KPCB Green Growth Fund, LLC is 2750 Sand Hill Road, Menlo Park, California 94025.
(3)	Includes options exercisable for 214,062 shares of common stock within 60 days of June 30, 2011.
(4)	Includes options exercisable for 182,812 shares of common stock within 60 days of June 30, 2011.
(5)	Represents an option exercisable for 3,750 shares of common stock within 60 days of June 30, 2011.
(6)	Represents an option exercisable for 43,750 shares of common stock within 60 days of June 30, 2011.
(7)	Represents an option exercisable for 50,000 shares of common stock within 60 days of June 30, 2011.
(8)	Includes 48,988,017 shares of common stock held by Foundation Capital IV, L.P., 415,753 shares of common stock held by Foundation Capital IV Principals Fund, LLC, 386,872 shares of common stock held by FC IV Active Advisors, LLC, 2,790,709 shares of common stock held by Foundation Capital VI, L.P., and 31,180 shares of common stock held by Foundation Capital VI Principals Fund, LLC. Also includes immediately exercisable warrants to purchase 1,846,388 shares of common stock held by Foundation Capital IV, L.P., 15,668 shares of common stock held by Foundation Capital IV Principals Fund, LLC and 14,581 shares of common stock held by FC IV Active Advisors, LLC. Foundation Capital Management Co. IV, LLC is the general partner of Foundation Capital IV, L.P., FC IV Active Advisors Fund, LLC and Foundation Capital IV Principals Fund, LLC. William B. Elmore, Kathryn C. Gould, Paul R. Holland, Paul G. Koontz, Michael N. Schuh and Warrant M. Weiss are managing members of Foundation Capital Management Co. IV, LLC, and may be deemed to share voting and investment power over the shares owned by Foundation Capital IV, L.P., FC IV Active Advisors Fund, LLC and Foundation Capital IV Principals Fund, LLC. Each of the managing members of Foundation Capital Management Co. IV, LLC disclaims beneficial ownership in the shares held by the aforementioned entities except to the extent of his or her pecuniary interest therein. Foundation Capital Management Co. VI, LLC is the general partner of Foundation Capital VI, L.P. and Foundation Capital VI Principals Fund, LLC. William B. Elmore, Paul R. Holland, Paul G. Koontz, Charles O. Moldow, Richard A. Redelfs, Michael N. Schuh, Ashmeet S. Sidana, Steven P. Vassallo and Warren M. Weiss are the managing members of Foundation Capital Management Co. VI, LLC and may be deemed to share voting and investment power over the shares owned by Foundation Capital VI, L.P. and Foundation Capital VI Principals Fund, LLC. Each of the managing members of Foundation Capital Management Co. VI, LLC disclaims beneficial ownership in the shares held by the aforementioned entities except to the extent of his or her pecuniary interest therein. The address of entities affiliated with Foundation Capital is 250 Middlefield Road, Menlo Park, California 94025.
(9)	Includes an option exercisable for 6,250 shares of common stock within 60 days of June 30, 2011.

(10)	Represents (i) 200,000 shares of common stock held by family trusts of which Mr. Jenson’s spouse is the trustee, of which 58,334 shares would be subject to forfeiture upon Mr. Jenson’s cessation of service prior to vesting, (ii) options exercisable for 1,762,083 shares of common stock within 60 days of June 30, 2011, of which 525,000 shares would be subject to a right of repurchase in our favor upon exercise and Mr. Jenson’s cessation of service prior to vesting, and (iii) 8,000 shares of common stock issuable upon the settlement of restricted stock units that vest immediately upon the closing of this offering.
(11)	Includes options exercisable for 893,123 shares of common stock within 60 days of June 30, 2011 and 8,000 shares of common stock issuable upon the settlement of restricted stock units vest immediately upon the closing of this offering.
(12)	Includes options exercisable for 1,865,415 shares of common stock within 60 days of June 30, 2011 and 8,000 shares of common stock issuable upon the settlement of restricted stock units vest immediately upon the consummation of this offering.
(13)	Includes (i) options exercisable for 6,044,678 shares of common stock within 60 days of June 30, 2011, of which 525,000 shares would be subject to a right of repurchase in our favor upon exercise and Mr. Jenson’s cessation of service prior to vesting, (ii) 167,887 shares of common stock issuable upon the settlement of restricted stock units that vest immediately upon the closing of this offering, and (iii) the immediately exercisable warrants to purchase 1,846,388 shares of common stock held by Foundation Capital IV, L.P., 15,668 shares of common stock held by Foundation Capital IV Principals Fund, LLC and 14,581 shares of common stock held by FC IV Active Advisors, LLC. 58,334 of outstanding shares are subject to forfeiture upon Mr. Jenson’s cessation of service prior to vesting.
(14)

Windmill GP Holdings LLC is the General Partner of WR Holdings LP. Sean E. Cullinan is the managing member of Windmill GP Holdings LLC and therefore may be deemed to possess voting and investment power over the shares held by WR Holdings LP. The address of WR Holdings LP is 40 West 57th Street, New York, New York 10019.

(15)	NCD Investors LLC is managed by its managing member, Redstone Management LLC. The members of Redstone Management LLC are Thomas Vardell, Mark Harris, Brent Jones, Hosein Khajeh-Hosseiny and Jared Stone. Each of the members of Redstone Management LLC has shared voting and investment power over the shares held by NCD Investors LLC. The address of NCD Investors LLC is 649 San Ramon Valley Boulevard, Danville, California 94526.
(16)	The sole member of Contra Costa Capital, LLC (“Contra Costa Capital”) is NextEra Energy Capital Holdings, Inc. (“Capital Holdings”). The sole shareholder of Capital Holdings is NextEra Energy, Inc. (“NextEra Energy”). Capital Holdings and NextEra Energy may be deemed to beneficially own the shares held of record by Contra Costa Capital. The members of the board of directors of Capital Holdings may be deemed to share voting and investment power over the shares held of record by Contra Costa Capital. The members of the board of directors of Capital Holdings are Lewis Hay, III, Armando Pimentel, Jr., James L. Robo and Paul I. Cutler, each of whom individually disclaims beneficial ownership of the shares held of record by Contra Costa Capital except to the extent of any pecuniary interest therein. The address of Contra Costa Capital is Two Greenville Crossing, 4005 Kennet Pike, Suite 220, Greenville, Delaware 19807 and the address of Capital Holdings and NextEra Energy is 700 Universe Boulevard, Juno Beach, Florida 33408.
(17)

JVB Properties, L.L.L.P. is managed by Jack and Viki Thompson as general partners. Jack and Viki Thompson may be deemed to share voting and dispositive powers. The address of JVB Properties, L.L.L.P. is 1200 17th Street, Suite 610, Denver, Colorado 80202.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock will consist of              shares of common stock, $0.001 par value per share, and              shares of preferred stock, $0.001 par value per share. A description of the material terms and provisions of our restated certificate of incorporation and restated bylaws affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to the form of our restated certificate of incorporation and the form of our restated bylaws to be in effect upon the closing of this offering that will be filed as exhibits to the registration statement relating to this prospectus.

As of June 30, 2011, and after giving effect to the automatic conversion of all of our outstanding preferred stock into common stock upon closing of this offering, there were:

•	129,541,716 shares of common stock outstanding held by approximately 267 stockholders;

•	27,371,033 shares of common stock issuable upon exercise of outstanding stock options under our equity incentive plans;

•	989,049 shares of common stock issuable upon the settlement of restricted stock units outstanding under our equity incentive plans;

•	2,179,272 shares of common stock issuable upon exercise of outstanding warrants; and

•	1,366,709 shares of common stock available for future issuance under our existing equity incentive plans;

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our Board of Directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our Board of Directors may determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our restated certificate of incorporation eliminates the right of stockholders to cumulate votes for the election of directors. Our restated certificate of incorporation to be in effect upon the closing of this offering will establish a classified Board of Directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Upon the closing of this offering, each currently outstanding share of preferred stock will be converted into common stock.

Upon the closing of this offering, we will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our Board of Directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Equity Grants

As of June 30, 2011, 27,371,033 shares of our common stock were issuable upon exercise of outstanding options and 989,049 shares of our common stock issuable upon the settlement of outstanding restricted stock units under our equity incentive plans.

Warrants

As of June 30, 2011, 250,000 shares of our common stock were issuable upon the exercise of one outstanding warrant with an exercise price of $0.001 per share. The exercise price of this warrant may be paid either in cash or by surrendering the right to receive shares of common stock having a value equal to the exercise price.

As of June 30, 2011, 236,218 shares of our Series A Preferred Stock were issuable upon the exercise of four outstanding warrants with an exercise price of $0.9525 per share. The exercise price of each warrant may be paid either in cash or by surrendering the right to receive shares of common stock having a value equal to the exercise price, and upon the closing of this offering, these warrants will become exercisable for the same number of shares of common stock.

As of June 30, 2011, 1,666,665 shares of our Series C Preferred Stock were issuable upon the exercise of 12 outstanding warrants with an exercise price of $1.50 per share. The exercise price of each warrant may be paid either in cash or by surrendering the right to receive shares of common stock having a value equal to the exercise price. Upon the closing of this offering, these warrants will expire.

As of June 30, 2011, 26,389 shares of our Series E Preferred Stock were issuable upon the exercise of one outstanding warrant with an exercise price of $10.00 per share. The exercise price of this warrant may be paid either in cash or by surrendering the right to receive shares of common stock having a value equal to the exercise price, and upon the closing of this offering, this warrant will become exercisable for the same number of shares of common stock.

Registration Rights

Demand Registration Rights

At any time beginning six months after the closing of this offering, upon the written request of a class of holders of shares having registration rights that we file a registration statement under the Securities Act with an anticipated aggregate price to the public of at least $30,000,000, we will be obligated to use our best efforts to register the resale of such shares. We are required to effect no more than two registration statements upon exercise of these demand registration rights by a class of holders. There are four classes of holders having these registration rights. We may postpone the filing of a registration statement for up to 180 days once in a 12-month period if we determine that the filing would be detrimental to us, and we are not required to effect the filing of a registration statement during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending on a date 180 days following the effective date of, a registration statement initiated by us.

Piggyback Registration Rights

If we register any of our securities other than debt securities, either for our own account or the account of a security holder for public sale, except in certain situations, the stockholders with registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans, the offer and sale of debt securities, a corporate reorganization or other transaction on Form S-4, or a registration on any registration form that does not permit secondary sales. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders to 30% of the total shares covered by the registration statement.

Form S-3 Registration Rights

The holders of at least 5% of the shares having registration rights can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $30,000,000. We are required to file no more than two registration statements on Form S-3 upon exercise of these rights per 12-month period. We are not obligated to effect the filing of a registration statement during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending on a date 180 days following the effective date of, a registration statement initiated by us.

Registration Expenses

We will pay all expenses incurred in connection with each of the registrations described above, except for underwriters’ and brokers’ discounts, commissions, fees related to document preparation and stock transfer taxes. However, we will not pay for any expenses of any demand or Form S-3 registration if the request is subsequently withdrawn by a majority of the holders requesting that we file such a registration statement, subject to limited exceptions.

Expiration of Registration Rights

The registration rights described above will expire four years after this offering is completed. The registration rights will terminate earlier with respect to a particular stockholder to the extent the shares held by and issuable to such holder may be sold under Rule 144 of the Securities Act in any three month period.

Holders of              of our shares with these registration rights have signed agreements with the underwriters prohibiting the exercise of their registration rights for 180 days, subject to extension, following the date of this prospectus. These agreements are below under “Underwriters.”

Anti-Takeover Provisions

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations, including us, from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the Board of Directors prior to the time that the interested stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

at or subsequent to such time that the stockholder became an interested stockholder, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We do not plan to “opt out” of these provisions. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws to be in effect upon the closing of this offering will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control, including the following:

•

Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws will authorize only our Board of Directors to fill vacant directorships. In addition, the number of directors constituting our Board of Directors will be set only by resolution adopted by a majority vote of our entire Board of Directors. These provisions prevent a stockholder from increasing the size of our Board of Directors and gaining control of our Board of Directors by filling the resulting vacancies with its own nominees.

•

Classified Board. Our restated certificate of incorporation and restated bylaws will provide that our Board of Directors is classified into three classes of directors. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our Board of Directors, and the prospect of that delay might deter a potential offeror.

•

Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our Board of Directors, the chairman of our Board of Directors, our chief executive officer or our president.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•

Issuance of Undesignated Preferred Stock. Our Board of Directors will have the authority, without further action by the stockholders, to issue up to              shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the Board of Directors. The existence of authorized but unissued shares of preferred stock enables our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

New York Stock Exchange Listing

We will apply to list our common stock on the New York Stock Exchange under the symbol “SSNI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             .

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the closing of this offering, a total of              shares of common stock will be outstanding, assuming 129,541,716 shares outstanding as of June 30, 2011 and that there are no exercises of options or warrants or settlement of restricted stock units after June 30, 2011. Of these shares, all              shares of common stock sold in this offering by us will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining              shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below and subject to the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

•	on the date of this prospectus, of the shares will be available for sale in the public market without restriction; and

•

beginning 181 days after the date of this prospectus, subject to extension as described in “Underwriters,”              shares will become eligible for sale in the public market, of which              shares will be freely tradable under Rule 144, and              shares will be freely tradable, subject to the limitations under Rules 144 and 701, of which              shares will be unvested and subject to our right of repurchase.

In addition, of the 30,539,354 shares of our common stock that were subject to stock options, restricted stock units and warrants outstanding as of June 30, 2011, options, restricted stock units and warrants to purchase 13,578,395 shares of common stock were vested as of June 30, 2011 and will be eligible for sale 181 days following the effective date of this prospectus, subject to extension as described in “Underwriters.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the offering, or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

We and each of our directors, officers and a substantial majority of our other equity holders have agreed to the lock-up provisions described under “Underwriters.” See “Underwriters” for a more complete description of the lock-up agreements.

Registration Rights

Upon the closing of this offering, the holders of an aggregate of 114,664,844 shares of our common stock and the holders of warrants to purchase an aggregate of 1,929,272 shares of our common stock, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to equity grants outstanding and reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes the material United States federal income tax considerations relating to the ownership and disposition of common stock for a non-U.S. holder (as defined below). This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based upon provisions of the Code, and Treasury regulations promulgated thereunder, administrative rulings and judicial decisions currently in effect. These authorities may change at any time, possibly on a retroactive basis, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder other than an entity taxable as a partnership for United States federal income tax purposes or:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state or the District of Columbia;

•

a trust that is (1) subject to the primary supervision of a United States court and one of more United States persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate whose income is subject to United States income tax regardless of source.

If you are a non-U.S. citizen that is an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were United States citizens. Such an individual is urged to consult his or her own tax advisor regarding the United States federal income tax consequences of the sale, exchange of other disposition of common stock. If a partnership or other pass-through entity is a beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Any partner in a partnership or member in a pass-through entity holding shares of our common stock should consult its own tax advisor.

This discussion assumes that a non-U.S. holder will hold our common stock as a capital asset (generally, property held for investment). This summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including if the investor is a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” corporation that accumulates earnings to avoid United States federal income tax, dealer in securities or currencies, financial institution, tax-exempt entity, insurance company, person holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, trader in securities that elects to use a mark-to-market method of accounting, and partner or beneficial owner in a pass-through entity. Finally, this summary does not describe the effects of any applicable foreign, state or local laws, or, except to the extent discussed below, the effects of any applicable gift or estate tax laws.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Dividends

We do not expect to declare or pay any dividends on our common stock in the foreseeable future. If we do pay dividends on shares of our common stock, however, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Sale of Common Stock.”

Any dividend paid to a non-U.S. holder on our common stock will generally be subject to United States withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form W-8BEN (or any successor form) or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. If you are eligible for a reduced rate of United States federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder and, if required by an applicable tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to such withholding tax. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Sale of Common Stock

Non-U.S. holders will generally not be subject to United States federal income tax on any gains realized on the sale, exchange or other disposition of common stock unless:

•

the gain (1) is effectively connected with the conduct by the non-U.S. holder of a United States trade or business and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence applies, the gain is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States); or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a United States trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in United States real estate comprised at least half of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if a non-U.S. holder actually owns or constructively holds more than 5% of our outstanding common stock.

If any gain from the sale, exchange or other disposition of common stock, (1) is effectively connected with a United States trade or business conducted by a non-U.S. holder and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to United States federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its United States trade or business, subject to certain adjustments, generally would be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

United States Federal Estate Tax

The estates of nonresident alien individuals generally are subject to United States federal estate tax on property with a United States situs. Because we are a United States corporation, our common stock will be United States situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign, provided that they establish such exemption.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The provision of a properly executed Form W-8BEN will generally satisfy the certification requirements necessary to avoid the backup withholding tax as well. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a United States office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-United States office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if you sell our common stock through a non-United States office of a broker that is:

•	a United States person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are United States persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a United States trade or business;

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any United States federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Recent legislation generally imposes withholding at a rate of 30% on payments to certain foreign entities, after December 31, 2012, of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
Jefferies & Company, Inc.
Piper Jaffray & Co.
Stifel, Nicolaus & Company, Incorporated
Robert W. Baird & Co.
Canaccord Genuity Inc.
Evercore Group L.L.C.
Pacific Crest Securities LLC

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             per share. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price listed on the cover of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us

The estimated offering expenses, exclusive of the underwriting discounts and commissions, are approximately $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We will apply to have our common stock listed on the New York Stock Exchange under the symbol “SSNI.”

We and all directors and officers and the holders of             % of our outstanding stock on a fully-diluted basis have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•

in our case, file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

whether any such transaction described in the first two bullet points above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters, we and each such person will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to, among other things:

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares, provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with such event;

•

transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock as a bona fide gift or by will or intestate succession or to any trust or partnership for the benefit of such person or any member of the immediate family of such person, provided that (i) each transferee agrees to the restrictions described above, (ii) no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with such event and (iii) such transfer shall not involve a disposition of value;

•

distributions shares of common stock or any security convertible into or exercisable or exchangeable for common stock to limited partners, members or stockholders of any person, provided that (i) each transferee agrees to the restrictions described above, (ii) no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with such event and (iii) such transfer shall not involve the disposition of value;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan is required or voluntarily made in connection with such event;

•

the issuance by us of shares of common stock upon the exercise of an option or a warrant outstanding on the date of and disclosed in this prospectus or the disposition of shares of common stock to us in connection with the payment of the exercise price for the exercise of such option or warrant, provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with such event;

•

the issuance by us of shares of common stock or the disposition of shares of common stock to us in connection with the payment of taxes due with respect to the vesting of restricted stock or the settlement of restricted stock units, provided that such shares of restricted stock or restricted stock units are outstanding on the date of and disclosed in this prospectus;

•

transfers to us of shares of common stock or any security convertible into or exercisable or exchangeable for common stock, pursuant to an agreement under which such person is required to forfeit such shares to us or we exercise a right to repurchase or otherwise acquire such shares, provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with such event;

•	the sale of shares to the underwriters; and

•

transfers of shares of common stock to any wholly-owned subsidiary of any person (including any corporation, partnership, limited liability company or other entity that is directly or indirectly owned by such person) or to the parent corporation of such person or any wholly owned subsidiary of such parent corporation, provided that (i) each transferee agrees to the restrictions described above, (ii) no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with such event, and (iii) such transfer shall not involve a disposition of value.

The 180-day restricted period described in the immediately preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the immediately preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We may also issue or agree to issue shares constituting an aggregate of 5% of our outstanding common stock immediately after this offering in connection with one or more acquisitions by us of businesses, property, technology or assets or strategic partnerships or collaborations, provided that each recipient of such shares agrees to the restrictions described above.

Morgan Stanley & Co. LLC and Goldman, Sachs & Co., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Morgan Stanley & Co. LLC and Goldman, Sachs & Co. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of the restrictions described above in connection with any transfer of shares of common stock by an officer or director, Morgan Stanley & Co. LLC and Goldman, Sachs & Co. will notify the Company of the impending release or waiver of any restriction and the Company has agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares of common stock. The underwriters can close out a covered short sale by exercising the option to purchase additional shares of common stock or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares of common stock. The underwriters may also sell shares in excess of the option to purchase additional shares of common stock, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

In connection with this offering, the underwriters may engage in passive market making transactions in the common stock on the New York Stock Exchange in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the common stock. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

The estimated offering expenses, in addition to the underwriting discounts and commissions, are approximately $             , which includes legal, accounting and printing costs and various other fees associated with registering and listing our common stock. The underwriters have agreed to reimburse us for certain of these expenses.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The shares of our common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Fenwick & West LLP, Mountain View, California. Fenwick & West LLP and certain of its attorneys beneficially own common stock and common stock equivalents equal to an aggregate of 248,976 shares of our common stock, which represented approximately 0.19% of our outstanding shares of common stock at June 30, 2011. Davis Polk & Wardwell LLP, Menlo Park, California, is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of Silver Spring Networks, Inc. at December 31, 2009 and 2010, and for each of the three years in the period ended December 31, 2010, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon closing of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Silver Spring Networks, Inc.

We have audited the accompanying consolidated balance sheets of Silver Spring Networks, Inc. as of December 31, 2009 and 2010, and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silver Spring Networks, Inc. at December 31, 2009 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

San Francisco, California

April 4, 2011

SILVER SPRING NETWORKS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except par values)

	December 31,		June 30, 2011	Pro Forma Stockholders’ Deficit at June 30, 2011 (See Note 1)
	2009	2010
			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$112,182	$42,747	$49,665
Short-term investments	—	25,108	—
Accounts receivable	34,923	37,035	47,225
Inventory	6,183	5,421	5,553
Deferred cost of revenue	61,553	96,142	106,411
Restricted cash	11,228	13,967	6,508
Prepaid expenses and other current assets	3,454	3,856	4,806

Total current assets	229,523	224,276	220,168

Property and equipment, net	10,543	16,601	15,609
Deferred cost of revenue, non-current	96,910	161,352	133,850
Deferred tax assets, non-current	22,733	25,551	25,551
Other long-term assets	2,025	4,432	8,845

Total assets	$361,734	$432,212	$404,023

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$35,909	$25,877	$19,725
Accrued liabilities	10,705	15,326	26,414
Customer deposits	—	12,643	9,374
Deferred revenue	95,431	132,182	161,078
Current portion of capital lease obligations	78	2,026	1,615
Deferred tax liability	22,732	25,541	25,541

Total current liabilities	164,855	213,595	243,747

Deferred revenue, non-current	114,816	269,199	251,670
Preferred stock warrant liability	14,502	17,035	16,665	$—
Other liabilities	7,211	12,705	16,990

Commitments and contingencies (Note 5)

Convertible preferred stock:
$0.001 par value; 130,358 shares authorized and 111,832 shares issued and outstanding as of December 31, 2009 and 2010 and June 30, 2011; aggregate liquidation preference of $381,338 as of December 31, 2010 and June 30, 2011 (unaudited); no shares outstanding pro forma (unaudited)	270,739	270,725	270,725	—

Stockholders’ deficit:
Common stock, $0.001 par value; 190,358 shares authorized as of December 31, 2009 and 2010 and June 30, 2011 (unaudited); 16,898, 17,380 and 17,710 shares issued and outstanding as of December 31, 2009 and 2010 and June 30, 2011 (unaudited), respectively, and 129,897 shares outstanding pro forma (unaudited)	15	17	18	130
Additional paid-in capital	9,525	17,266	26,907	317,877
Accumulated other comprehensive income	—	48	68	68
Accumulated deficit	(219,929)	(368,378)	(422,767)	(426,459)

Total stockholders’ deficit	(210,389)	(351,047)	(395,744)	$(108,384)

Total liabilities, convertible preferred stock and stockholders’ deficit	$361,734	$432,212	$404,023

The accompanying notes are an integral part of these consolidated financial statements.

SILVER SPRING NETWORKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)

Revenue:
Product revenue	$55	$2,344	$65,936	$20,499	$104,088
Service revenue	3	953	4,288	1,237	11,410

Total revenue, net	58	3,297	70,224	21,736	115,498

Cost of revenue:
Product cost of revenue	6,058	24,392	78,818	34,806	84,575
Service cost of revenue	6,205	15,668	41,430	18,822	24,403

Total cost of revenue	12,263	40,060	120,248	53,628	108,978

Gross profit (loss)	(12,205)	(36,763)	(50,024)	(31,892)	6,520

Operating expenses:
Research and development	17,009	25,518	47,022	21,684	28,644
Sales and marketing	4,639	14,869	21,063	9,265	12,758
General and administrative	5,699	18,388	27,475	13,699	18,531
Legal settlements and amortization of acquired intangibles	—	4,533	166	66	1,066

Total operating expenses	27,347	63,308	95,726	44,714	60,999

Operating loss	(39,552)	(100,071)	(145,750)	(76,606)	(54,479)

Other income (expense), net:
Interest income	298	56	200	115	13
Interest expense	(310)	(168)	(150)	(64)	(105)
Other income (loss), net	(1)	(89)	(76)	(70)	(1)
Remeasurement of preferred stock warrants	(817)	(13,011)	(2,527)	(322)	379

Other income (expense), net	(830)	(13,212)	(2,553)	(341)	286

Loss before income taxes	(40,382)	(113,283)	(148,303)	(76,947)	(54,193)
Provision for income taxes	9	180	146	79	196

Net loss	$(40,391)	$(113,463)	$(148,449)	$(77,026)	$(54,389)

Net loss per share, basic and diluted	$(3.69)	$(8.48)	$(9.20)	$(4.92)	$(3.11)

Weighted average shares used to compute net loss per share, basic and diluted	10,935	13,384	16,135	15,645	17,492

Pro forma net loss per share, basic and diluted (unaudited)			$(1.14)		$(0.42)

Pro forma weighted-average shares used to compute pro forma net loss per share, basic and diluted (unaudited)			127,967		129,575

The accompanying notes are an integral part of these consolidated financial statements.

SILVER SPRING NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands)

	Convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders’ deficit	Comprehensive income (loss)
	Shares	Amount	Shares	Amount
Balances as of December 31, 2007	73,895	$71,665	11,593	$9	$4,587	$(2)	$(66,075)	$(61,481)

Issuance of Series C convertible preferred stock, net of issuance costs of $119	7,961	11,823	—	—	—	—	—	—
Issuance of Series D convertible perferred stock, net of issuance costs of $323	17,471	67,685	—	—	—	—	—	—
Repurchase of Series C convertible preferred stock	(3,645)	(5,468)	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	1,230	1	76	—	—	77
Voluntary surrender of common stock	—	—	(17)	—	—	—	—	—
Issuance of restricted stock	—	—	2,479	—	—	—	—	—
Stock-based compensation	—	—	—	2	697	—	—	699
Unrealized gain on short-term investments	—	—	—	—	—	14	—	14	$14
Net loss	—	—	—	—	—	—	(40,391)	(40,391)	(40,391)

Balances as of December 31, 2008	95,682	145,705	15,285	12	5,360	12	(106,466)	(101,082)	$(40,377)

Issuance of Series D convertible preferred stock, net of issuance costs of $34	5,650	21,958	—	—	—	—	—	—
Issuance of Series E convertible preferred stock, net of issuance costs of $1,924	10,500	103,076	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	1,044	1	193	—	—	194
Issuance of common stock in connection with acquisition	—	—	569	1	1,921	—	—	1,922
Stock-based compensation	—	—	—	1	2,051	—	—	2,052
Unrealized loss on short-term investments	—	—	—	—	—	(12)	—	(12)	$(12)
Net loss	—	—	—	—	—	—	(113,463)	(113,463)	(113,463)

Balances as of December 31, 2009	111,832	270,739	16,898	15	9,525	—	(219,929)	(210,389)	$(113,475)

Issuance of common stock upon exercise of stock options	—	—	1,493	1	1,223	—	—	1,224
Series E convertible preferred stock issuance costs	—	(14)	—	—	—	—	—	—
Repurchases and forfeitures of restricted stock	—	—	(1,011)	—	(28)	—	—	(28)
Stock-based compensation	—	—	—	1	6,546	—	—	6,547
Unrealized gain on short-term investments	—	—	—	—	—	14	—	14	$14
Unrealized gain on foreign currency exchange	—	—	—	—	—	34	—	34	34
Net loss	—	—	—	—	—	—	(148,449)	(148,449)	(148,449)

Balances as of December 31, 2010	111,832	270,725	17,380	17	17,266	48	(368,378)	(351,047)	$(148,401)

Issuance of common stock upon exercise of stock options and vesting of restricted stock units (unaudited)	—	—	342	—	483	—	—	483
Repurchases and forfeitures of common and restricted stock (unaudited)	—	—	(3)	—	(30)	—	—	(30)
Retirement of common stock (unaudited)	—	—	(10)	—	—	—	—	—
Stock-based compensation (unaudited)	—	—	—	1	6,676	—	—	6,677
Issuance of common stock warrant (unaudited)	—	—	—	—	2,512	—	—	2,512
Unrealized loss on short-term investments (unaudited)	—	—	—	—	—	(14)	—	(14)	$(14)
Unrealized gain on foreign currency exchange (unaudited)	—	—	—	—	—	34	—	34	34
Net loss (unaudited)	—	—	—	—	—	—	(54,389)	(54,389)	(54,389)

Balances as of June 30, 2011 (unaudited)	111,832	$270,725	17,709	$18	$26,907	$68	$(422,767)	$(395,774)	$(54,369)

The accompanying notes are an integral part of these consolidated financial statements.

SILVER SPRING NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

(In thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Cash flows provided by (used in) operating activities:
Net loss	$(40,391)	$(113,463)	$(148,449)	$(77,026)	$(54,389)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	678	1,896	5,162	2,227	3,459
Stock-based compensation	699	2,052	6,547	3,043	6,676
Non-cash sales discount	—	290	—	—	—
Fair value of common stock warrants issued	—	—	—	—	2,512
Remeasurement of preferred stock warrants	817	13,011	2,527	322	(379)
Provision for inventory obsolescence	728	1,126	401	447	44
Other non-cash adjustments	(48)	311	518	328	369
Changes in operating assets and liabilities, net of effects from acquisition:
Accounts receivable	(6,046)	(28,280)	(2,112)	(6,409)	(10,240)
Inventory	(7,382)	1,046	361	(841)	(176)
Prepaid expenses and other current assets	(382)	(3,011)	(358)	(1,713)	(950)
Deferred cost of revenue	(10,591)	(147,547)	(99,031)	(56,558)	17,233
Other long-term assets	(519)	(273)	(2,651)	(1,866)	(4,667)
Accounts payable	9,086	20,793	(5,737)	(4,957)	(6,215)
Accrued liabilities	3,266	6,147	4,964	4,508	11,417
Customer deposits	—	—	12,643	8,720	(3,269)
Deferred revenue	17,734	192,020	191,134	103,498	11,367
Other liabilities	(40)	5,890	4,629	2,271	4,643

Net cash used in operating activities	(32,391)	(47,992)	(29,452)	(24,006)	(22,565)

Cash flows provided by (used in) investing activities:
(Increase) decrease in restricted cash	(1,536)	(9,641)	(2,739)	(203)	7,553
Proceeds from sales and maturities of short-term investments	10,650	46,000	35,354	—	25,000
Purchases of short-term investments	(14,968)	(30,955)	(60,965)	(60,965)	—
Purchases of property and equipment	(2,281)	(5,506)	(10,925)	(6,433)	(2,465)
Cash acquired in Greenbox acquisition	—	407	—	—	—

Net cash provided by (used in) investing activities	(8,135)	305	(39,275)	(67,601)	30,088

Cash flows provided by (used in) financing activities:
Repayments of long-term debt	(73)	(2,798)	—	—	—
Payments on capital lease obligations	(30)	(24)	(1,491)	(659)	(1,058)
Proceeds from sale-leaseback of property and equipment	—	—	1,526	—	—
Proceeds from issuance of convertible preferred stock, net of paid issuance costs	79,723	126,743	(1,939)	(1,933)	—
Repurchase of convertible preferred stock	(5,468)	—	—	—	—
Proceeds from issuance of common stock, net of repurchases	77	194	1,196	125	453

Net cash provided by (used in) financing activities	74,229	124,115	(708)	(2,467)	(605)

Net increase (decrease) in cash and cash equivalents	33,703	76,428	(69,435)	(94,074)	6,918
Cash and cash equivalents—beginning of period	2,051	35,754	112,182	112,182	42,747

Cash and cash equivalents—end of period	$35,754	$112,182	$42,747	$18,108	$49,665

Supplemental cash flow information—cash paid for taxes	$1	$18	$379	$268	$263

Supplemental cash flow information—cash paid for interest	$32	$962	$148	$62	$105

Non-cash investing and financing activities:
Issuance of preferred stock warrants	$—	$18	$6	$—	$9

Property and equipment acquired under capital lease	$—	$245	$4,680	$3,106	$407

Issuance of common stock in connection with Greenbox acquisition	$—	$1,922	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

We provide a networking platform and solutions that enable utilities to transform the power grid infrastructure into the smart grid. The foundation of our technology is a standards-based and secure Internet Protocol, or IP, network. Our networking platform provides two-way communications between the utility back office and devices on the power grid. In addition to our networking platform, we offer a suite of solutions that run on top of our network and complementary services, all of which we collectively refer to as our Smart Energy Platform. Our solutions include advanced metering, distribution automation and demand-side management. Our service offerings include professional services to implement our products, managed services and software as a service, or SaaS, to assist utilities with managing the network and solutions, and ongoing customer support. Silver Spring Networks, Inc., headquartered in Redwood City, California, was founded in July 2002 and was incorporated in the State of Delaware on July 3, 2002 as Real Time Techcomm, Inc. On August 6, 2002, we changed our name to Silver Spring Networks, Inc.

Accounting Principles and Basis of Presentation

The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The consolidated financial statements include the accounts of Silver Spring Networks, Inc. and its wholly owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

We have experienced operating losses since inception and expect such losses to continue for the foreseeable future. Management believes that currently available resources will provide sufficient funds to enable us to meet our obligations through at least December 31, 2011. If anticipated operating results are not achieved, management intends to delay or reduce expenditures so as not to require additional financial resources and/or to raise additional funds from the issuance of debt or equity securities, if available, on terms acceptable to us.

Unaudited Financial Information

The accompanying interim consolidated balance sheet as of June 30, 2011, the consolidated statements of operations and cash flows for the six months ended June 30, 2010 and 2011 and the consolidated statement of convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2011 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include, in management’s opinion, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of our statement of financial position as of June 30, 2011 and our results of operations and cash flows for the six months ended June 30, 2010 and 2011. The results for the six months ended June 30, 2011 are not necessarily indicative of the results to be expected for the year ended December 31, 2011 or for any other interim periods.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, and revenue and expenses during the reporting period. Estimates are used for revenue and cost recognition, inventory valuation, warranty obligations, stock-based compensation, classification of current and non-current deferred revenue and deferred cost of revenue, income taxes and deferred income tax assets and associated valuation allowances. These estimates generally involve complex issues and require judgments, involve the analysis of historical and prediction of future trends, can require extended periods of time to resolve and are subject to change from period to period. Actual results may differ materially from management’s estimates.

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Pro Forma Stockholders’ Deficit (Unaudited)

Upon the completion of an initial public offering, all of our convertible preferred stock outstanding will convert into 111,831,844 shares of common stock based on the shares of convertible preferred stock outstanding as of June 30, 2011. Unaudited pro forma stockholders’ deficit gives effect to the assumed conversion of the convertible preferred stock and the reclassification of the preferred stock warrant liability of $16.7 million to additional paid-in capital as of June 30, 2011. Additionally, we granted 354,984 restricted stock units and 200,000 stock options, which will vest upon the completion of this initial public offering resulting in the issuance of 354,984 shares of common stock. As a result, the unaudited pro forma stockholders’ deficit gives effect to the stock-based compensation expense of $3.7 million associated with the assumed vesting of these restricted stock units and stock options on June 30, 2011. This pro forma adjustment was recorded as an increase to accumulated deficit and to additional paid-in capital.

Fair Value of Financial Instruments

We record cash equivalents, restricted cash, investments and preferred stock warrant liability at fair value.

Fair value is an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. Fair value is measured using a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which requires us to develop our own assumptions. This hierarchy requires us to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Cash, Cash Equivalents and Short-Term Investments

Cash equivalents consist of highly liquid investments with insignificant interest rate risk and original or remaining maturities at the time of purchase of three months or less.

As of December 31, 2010 and June 30, 2011, approximately 39% and 64%, respectively, of our cash and cash equivalents were held in a money market fund with one financial institution.

Short-term investments consist of securities with original or remaining maturities at the time of purchase of greater than three months and less than twelve months. Short-term investments are classified and accounted for as available-for-sale. They consist of high investment-grade securities and are available for use in current operations or other activities such as capital expenditures and business acquisitions.

Short-term investments are recorded at fair value with unrealized gains and losses, net of tax, recorded to other comprehensive income until either the securities are sold or, for investments with unrealized losses, we determine that the decline in the fair values below the cost basis is other-than-temporary. Determining whether the decline in fair value is other-than-temporary requires management judgment based on the specific facts and circumstances of each security. We evaluate our short-term investments for impairment each reporting period. We did not have any short-term investments as of December 31, 2009. We had no material unrealized losses on short-term investments as of December 31, 2010 and June 30, 2011. Realized gains and losses are calculated based on the specific identification method.

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Restricted Cash

Our restricted cash balances were primarily invested in money-market accounts and serve as collateral for performance commitments under customer contractual arrangements and as security for an office lease. As of December 31, 2009 and 2010 and June 30, 2011, we had restricted cash balances totaling $11.3 million, $14.1 million and $6.5 million, respectively, of which $94,000 was included in other long-term assets as of December 31, 2009 and 2010.

As of December 31, 2009 and 2010, a portion of the our restricted cash served as collateral for letters of credit totaling $9.7 million and $9.3 million, respectively, denominated in Australian dollars. As of June 30, 2011, all of our restricted cash served as collateral for letters of credit totaling $6.5 million denominated in Australian dollars. In accordance with the underlying letters of credit, changes in the exchange rate between the Australian dollar and the U.S. dollar in excess of certain thresholds defined in the letter of credit agreement could result in changes to the required collateral.

Inventory

Inventory is stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. The determination of market value involves numerous judgments including estimated average selling prices based upon recent sales volumes, industry trends, existing customer orders and current contract prices. We evaluate our ending inventories for excess quantities and obsolescence based on forecasted demand within specific time horizons, technological obsolescence, and an assessment of any inventory that is not of saleable condition. Forecasted demand requires management estimates and is subject to several uncertainties including market and economic conditions, technology changes and new product introductions. Actual demand may differ from forecasted demand, and such differences may have a material effect on recorded inventory values and operating results.

In addition, we enter into purchase commitments with third-party contract manufacturers to manage lead times and meet product forecasts and with other parties to purchase various key components used in the manufacture of our products. Accruals are established for estimated losses on purchased components for which we believe it is probable that they will not be recoverable in future operations. To the extent that such forecasts are not achieved, commitments and associated accruals may change.

Revenue Recognition

We generally market our products and services for our advanced metering, distribution automation and demand-side management solutions directly to utility customers. However, for our advanced metering solution, we contract with third-party meter manufacturers, which integrate our communications modules into their meters. Our advanced metering solution, which includes our UtilOS network operating system, UtilityIQ software suite, networking hardware, and communications modules, provides utilities with two-way communication from our communications modules to the utility’s back office. Our hardware devices include UtilOS embedded software, which functions together with the tangible hardware elements to deliver the tangible products’ essential functionality. We derive revenue from sales of products, including hardware and software, as well as services, including network design and deployment support, managed services and SaaS, and ongoing customer support. We enter into separate arrangements with meter manufacturers to integrate our communications modules with their meters pursuant to our utility customers’ specifications. While we receive payment directly from these meter manufacturers for products delivered in this manner, the timing of revenue recognition related to communications modules delivered to meter manufacturers is ultimately determined based upon acceptance by our utility customers. Substantially all of our sales of communications modules have been fulfilled through meter manufacturers in this manner.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

We enter into multiple deliverable arrangements with utility customers to deploy our networking platform and solutions, which include the delivery of additional hardware and software, as well as services.

Judgment is required in determining the separate units of accounting, which depends on whether the delivered items have standalone value to utility customers. When we sell or could sell our products and services separately, or when the customer could resell them on a standalone basis, we treat the delivered elements as having standalone value. In our typical customer arrangements, we consider the following to be separate units of accounting: our hardware together with the related embedded software; our network management software; and our service offerings, which include professional services, managed services and SaaS, and ongoing customer support.

We determine total arrangement consideration, and exclude amounts that are contingent upon the delivery of additional items or meeting other specified performance conditions, including potential refunds or penalty provisions. We allocate the total arrangement consideration to the deliverables based on our determination of the units of accounting and their relative selling prices. As we have not yet established vendor-specific objective evidence (“VSOE”) or identified third-party evidence of fair value for these units of accounting, we use our best estimate of selling price to perform the relative fair value allocation. Judgment is also required in determining how to measure and allocate arrangement consideration among the separate units of accounting. The process for performing an assessment of our best estimate of selling price for our products and services is based on quantitative and qualitative aspects of multiple factors. These factors include market conditions, such as competitive alternatives and pricing practices, as well as company-specific factors, such as standalone sales, nature and size of the customer, contractually stated prices, costs to manufacture products or provide services and profit objectives. In establishing such profit objectives, we consider prices in previous contracts, size of the transaction, and the drivers, if any, that could influence future margins.

The following revenue recognition criteria are applied to the units of accounting in all utility customer arrangements, as well as those in which orders of communications modules are fulfilled through meter manufacturers as described above. We do not recognize revenue for a unit of accounting until all of the following criteria have been met:

•	Persuasive evidence of an arrangement exists. Binding contracts or purchase orders are used to determine the existence of an arrangement.

•	Delivery has occurred. Shipping documents and customer acceptance provisions, where applicable, are used to verify delivery.

•

The fee is fixed or determinable. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment.

•	Collectibility is reasonably assured. We assess collectibility based primarily on creditworthiness of the customer or meter manufacturer as determined by credit assessments and payment history.

Substantially all of our customer arrangements include acceptance provisions that require testing of the network against specific performance criteria. We consider these acceptance provisions to be substantive and, accordingly, do not recognize revenue until we have confirmation from the customer that the criteria specified in the arrangement have been met. Whether explicit confirmation is necessary depends on whether we can objectively demonstrate that the criteria specified are satisfied without such confirmation from the customer. In instances where our customer arrangements do not include acceptance provisions, we recognize revenue when all other revenue recognition criteria have been met, typically upon delivery of the related products or services. We consider the following factors in our assessment of whether explicit confirmation is required from the customer prior to the recognition of revenue:

•	whether the criteria are based on our standard performance criteria or are customer-specific;

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

•	our experience with similar types of arrangements or products, as well as our experience with the specific customer;

•	whether we would be successful in enforcing a claim for payment even in the absence of confirmation from the customer;

•	the nature and complexity of the acceptance testing, including the planned duration of the acceptance period; and

•	the significance of financial penalties associated with not meeting performance criteria.

Given our limited historical experience with achieving customer performance criteria, we have been unable to otherwise objectively demonstrate that the criteria specified in our customer arrangements have been satisfied prior to receiving confirmation of acceptance from the customer.

Once we have achieved acceptance, we recognize revenue as follows:

•

Revenue from software that functions together with the tangible hardware elements to deliver the tangible products’ essential functionality is recognized upon delivery assuming all other revenue recognition criteria are met. Revenue from application software and related software elements which are not considered essential to the functionality of hardware devices is recognized ratably over the longest service period for post-contract customer support or PCS and professional services as we have not established VSOE for software or the related software elements.

•

Revenue from our service offerings, including professional services such as network design and deployment support, managed services and SaaS, and ongoing customer support is recognized as services are delivered or on a proportional performance basis depending on the underlying pattern of performance.

•	Revenue from hardware is recognized when title transfers.

Amounts that are invoiced prior to a transaction meeting all of the above revenue recognition criteria, including customer acceptance criteria, are recorded in deferred revenue until such criteria are satisfied. For all periods presented herein, the amount and timing of revenue and product cost recognition has been, and for the near-term will be, dependent primarily on our ability to meet substantive customer acceptance criteria. We consider a variety of factors in estimating the timing of customer acceptance, which includes contractual milestones, project schedules, availability of resources, the nature and extent of remaining testing cycles, and other relevant information provided by our project management team. Accordingly, we expect that the timing of recognition of revenue and related product costs on both a quarterly and annual basis will not be easily predictable. In addition, it is possible that the amount of current deferred revenue and related deferred cost of revenue reflected as of a balance sheet date will be significantly higher or lower than the amount of deferred revenue and related deferred cost of revenue that is ultimately recognized as revenue and cost of revenue within the 12 months following the balance sheet date. We classify deferred revenue and deferred cost of revenue that we expect to recognize during the 12 months following the balance sheet date as current deferred revenue and current deferred cost of revenue on our balance sheet and the remainder as non-current deferred revenue and non-current deferred cost of revenue.

Certain of our customer and meter manufacturer contracts include contingency provisions, which impact our revenue recognition as such contingent amounts limit the amount of the total arrangement consideration under multiple deliverable contracts that can be allocated to delivered and accepted products and services. These provisions include penalties for late delivery, liquidated damages related to failure to meet milestones or deliver

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

specified products or services, or credits to be issued upon the failure to meet service level arrangements. The amounts that could be paid under these provisions are typically limited and capped at amounts that do not exceed the maximum contract value. Accordingly, even in situations where we have received customer acceptance, we limit the revenue recognized for accepted products and services by the amount that could be paid under these provisions. We do not recognize these deferred amounts until the provisions have lapsed.

In cases where we sell third-party products and services such as meters, hardware, services, software or software maintenance as part of the overall solution, we evaluate whether we act as principal or agent under the arrangement. The evaluation considers multiple factors, including whether we are the primary obligor under the arrangement with the utility customer, whether we bear the risk of loss and credit risk associated with the supply of third-party products and services, whether we have the ability to change the product or perform part of the service, and whether we have the ability to control the price charged to our utility customers for the third-party products and services. Revenue is presented on a gross basis when we conclude that we are the principal under the arrangement with respect to third-party products and services, and revenue is presented on a net basis when we conclude that we are acting as the agent. The majority of our revenue related to third-party products and services is recognized on a gross basis as we are generally acting as the principal under our arrangements.

Shipping charges billed to utility customers were not significant for the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011. Shipping charges are included in revenue, and the related shipping costs are included in cost of revenue in the accompanying consolidated statements of operations.

Cost of Revenue

Cost of product revenue includes contract manufacturing costs, including raw materials, components and associated freight, and normal yield loss. In addition, cost of product revenue includes compensation, benefits and stock-based compensation provided to our manufacturing personnel, overhead and other direct costs. Product costs are deferred upon shipment and are recognized in the period in which we recognize the related revenue. Period costs, which consist primarily of logistics costs, manufacturing ramp-up costs, expenses for inventory obsolescence, standard warranty costs and lower of cost or market adjustments are recognized in the period in which they are incurred.

Costs of providing services include personnel-related costs, depreciation and amortization, and software hosting costs. Costs of providing services are not deferred and are included in cost of revenue in the period in which they are incurred. Accordingly, there are no deferred service costs of revenue in the accompanying balance sheets.

COMPANY NAME

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Deferred Revenue and Deferred Cost of Revenue

Deferred revenue results from transactions where we have billed the customer for product shipped or services performed but all revenue recognition criteria have not yet been met. The following table details the activity in deferred revenue (in thousands):

	Year Ended December 31,		Six Months Ended June 30, 2011
	2009	2010
			(unaudited)
Deferred revenue, beginning of period	$17,937	$210,247	$401,381
Revenue deferred in the period	195,607	261,358	126,865
Revenue recognized in the period	(3,297)	(70,224)	(115,498)

Deferred revenue, end of period	$210,247	$401,381	$412,748

Deferred cost of revenue is recorded for products for which ownership (typically title and risk of loss) has transferred to the customer, but for which criteria for revenue recognition have not been met. We only defer tangible direct costs associated with hardware products delivered. Cost of revenue for providing services is not deferred, but is expensed in the period incurred. Deferred cost of revenue associated with deferred product revenue is recorded at the standard inventory cost at the time of shipment. We evaluate deferred cost of revenue for recoverability based on multiple factors, including whether net revenues less related direct costs will exceed the amount of deferred cost of revenue based on the terms of the overall arrangement. To the extent that deferred cost of revenue is determined to be unrecoverable, we adjust deferred cost of revenue with a charge to cost of revenue in the current period. In connection with our recoverability assessments, we have not incurred significant impairment charges through June 30, 2011.

We recognize deferred revenue and associated deferred cost of revenue once all revenue recognition criteria have been met.

The following table details the activity in deferred cost of revenue (in thousands):

	Year Ended December 31,		Six Months Ended June 30, 2011
	2009	2010
			(unaudited)
Deferred cost of revenue, beginning of period	$10,916	$158,463	$257,494
Costs deferred related to revenue deferred in the period	150,177	155,261	62,577
Cost of revenue recognized in the period	(2,630)	(56,230)	(79,810)

Deferred cost of revenue, end of period	$158,463	$257,494	$240,261

Product Warranty

We provide warranties for substantially all of our products. Our standard warranty period extends from one to five years. We accrue for costs of standard warranty at the time of product shipment, and record changes in estimates to warranty accruals when it is probable a liability has been incurred and the amount of loss can be reasonably estimated.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Product warranty obligation is presented as follows on the consolidated balance sheets (in thousands):

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
Warranty obligation—classified in accrued liabilities	$2,522	$5,732	$6,083
Warranty obligation—classified in other liabilities	4,530	7,045	6,388

	$7,052	$12,777	$12,471

Product warranty activity was as follows (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2009	2010	2010	2011
			(unaudited)
Warranty obligation—beginning of period	$211	$7,052	$7,052	$12,777
Warranty expense for new warranties issued	7,193	8,541	6,056	1,693
Utilization of warranty obligation	(352)	(2,377)	(480)	(1,145)
Changes in estimates for pre-existing warranties	—	(439)	(439)	(854)

Warranty obligation—end of period	$7,052	$12,777	$12,189	$12,471

Product warranty activity for the year ended December 31, 2008 was not material.

The product warranty charge of $7.2 million, $8.1 million and $5.9 million recorded in cost of product revenue for the years ended December 31, 2009 and 2010 and the six months ended June 30, 2010, respectively, includes additional warranty charges of $3.9 million, $4.3 million and $4.3 million respectively related to shipments of communications modules with a faulty capacitor as described below.

In the three months ended December 31, 2009 and March 31, 2010, we shipped a discrete number of communications modules which included a faulty capacitor used by a contract manufacturer. In connection with these communications modules, we recorded a total charge to cost of product revenue of $18.8 million, which included $8.2 million of product warranty costs for deployed product, and $10.6 million of inventory write downs for returned product. The additional product warranty cost of $8.2 million was comprised of $3.9 million recorded in the three months ended December 31, 2009 and $4.3 million recorded in the three months ended March 31, 2010. The write down of $10.6 million for returned inventory was comprised of $2.4 million recorded in the three months ended December 31, 2009 and $8.2 million recorded in the three months ended March 31, 2010.

During the six months ended June 30, 2011, we revised our estimated warranty liability by $1.8 million to reflect updated product field reliability experience and recorded a reduction of product warranty liability and cost of product revenue. In addition, we recorded an increase to cost of product revenue and warranty liability of $930,000 for a specific customer product repair program.

At the time of product shipment, we estimate and accrue for the amount of standard warranty cost and record the amount as a cost of revenue. Determining the amount of accrued estimated costs related to our standard warranty and the additional warranty costs associated with the faulty capacitor requires management to make estimates and judgments based on historical claims experience, industry benchmarks, test data and various other assumptions including estimated field failure rates that are believed to be reasonable under the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

circumstances. The amount of warranty costs accrued also contains an estimate of warranty claim recoveries to be received from our suppliers. The results of these judgments formed the basis for our estimate of the total charge to cover anticipated customer warranty, repair, return and replacement and other associated costs. Should actual product failure rates, claim levels, material usage or supplier warranties on parts used in our products differ from our original estimates, revisions to the estimated warranty liability could result in adjustments to our cost of revenue in future periods.

Certain of our standard product warranty obligations require us to reimburse a customer for installation and other related costs in the event that field reliability rates fall below contractually specified thresholds. We consider the probability that we will have to pay such incremental warranty costs based on the expected performance of a delivered product when we record new warranty obligations issued in a period as well as when we determine if any changes are required to our original estimates for pre-existing warranty obligations.

Our warranty obligations are affected by product failure rates, claims levels, material usage and supplier warranties on parts included in our products. Because our products are relatively new and we do not have the benefit of long-term experience observing products’ performance in the field, it is possible that the estimates of a product’s lifespan and incidence of claims could vary from period to period.

In certain customer arrangements, we have provided extended warranties for periods of up to 15 years following the initial standard warranty period. We recognize revenue associated with extended warranties over the extended warranty period when the extended warranty period commences. Costs associated with providing extended warranties are expensed as incurred during the extended warranty period. As of December 31, 2009 and 2010 and June 30, 2011, we had deferred revenue associated with extended warranty arrangements of $0, $193,000 and $128,000, respectively, included in other current liabilities, and $1.8 million, $2.9 million and $3.9 million, respectively, included in other long-term liabilities on our consolidated balance sheets.

Supplier Concentrations and Other Inventory Risks

We have arrangements under which substantially all of our manufacturing activity is subcontracted to third-party vendors. Contract manufacturing activities are conducted in Mexico and the United States and are undertaken based on management’s product demand forecasts. Our contract manufacturers procure components necessary to assemble the products anticipated by management’s forecast and test the products according to our quality specifications. If the components are unused for specified periods of time, we may incur carrying charges or obsolete material charges for components that our contract manufacturers purchased to build products to meet our product demand forecasts. Our communications modules and other hardware products consist of commodity parts and certain custom components. Our components are generally available from multiple sources or suppliers. However, some components used in our products are purchased from single or limited sources.

Finished goods are reported as inventory until title transfers to the customer. Consigned finished goods inventory that is maintained at customer locations is also reported as inventory until consumption or acceptance of the product by the customer. We account for consigned inventory on a first-in, first-out basis and record lower of cost or market or obsolete material charges when appropriate.

Concentration of Credit and Customer Risks

Our sales are currently concentrated with a small group of utility customers and meter manufacturers principally located in the United States and Australia. In evaluating customer concentration risk, we attribute revenue to our utility customers, including amounts billed to meter manufacturers for our communications modules.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table summarizes the percentage of revenue related to our utility customers’ deployments in excess of 10% of total revenue:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Energy Australia	100%	—	—	—	—
Army Hawaii Family Housing	—	25%	—	—	—
FPL	—	72	37%	33%	27%
PG&E	—	—	33	—	29
MID	—	—	21	65	—
Sacramento Municipality Utility District	—	—	—	—	12

Each of these total revenue percentages includes amounts related to the utility customers’ deployments that were billed directly to our meter manufacturers, as well as direct revenue from the utility customers. We typically extend credit to our utility customers and meter manufacturers and do not require collateral or other security in support of accounts receivable. We attempt to mitigate the credit risk in our trade receivables through our credit evaluation process and payment terms. We analyze the need to reserve for potential credit losses and record allowances for doubtful accounts when necessary. To date, we have not had any significant write-offs of uncollectible accounts receivable, and there was no material allowance for doubtful accounts as of December 31, 2009 and 2010 and June 30, 2011.

The following table summarizes the percentage of accounts receivable from utility customers and meter manufacturers in excess of 10% of accounts receivable:

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
General Electric Company	49%	14%	20%
Secure Meters	16	17	26
Landis+Gyr	7	34	28

Advertising Costs

We expense advertising costs as incurred. Advertising costs were $586,000, $1.4 million and $2.5 million for the years ended December 31, 2008, 2009 and 2010, respectively, and were $1.1 million and $1.4 million for the six months ended June 30, 2010 and 2011, respectively.

Property and Equipment, Net

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the following estimated useful lives:

Software	3 to 7 years
Computer and network equipment	2 to 5 years
Machinery and equipment	3 to 5 years
Furniture and fixtures	5 to 7 years
Leasehold improvements	Lesser of the lease term or the estimated useful lives of the improvements, generally 1 to 4 years

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Long-Lived Assets

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. For the years ended December 31, 2008, 2009 and 2010, no impairment losses were recorded.

Research and Development and Software Development Costs

Research and development costs are expensed as incurred. Under our current practice of developing new products, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Our products are released within a short period of time after achieving technological feasibility. Therefore, no software development costs have been capitalized.

Deferred Issuance Costs

Costs directly associated with the planned issuance of equity or debt instruments are capitalized and recorded as deferred issuance costs until the issuance of such instruments. Deferred issuance costs included in other long-term assets were $223,000, $1.8 million and $2.4 million as of December 31, 2009 and 2010 and June 30, 2011, respectively.

Corporate Bonus Incentive Plan (Unaudited)

Our corporate bonus incentive plan is funded by a combination of cash and restricted stock units, at management’s discretion. The restricted stock units contain a performance-based condition and vest upon the earlier of the successful completion of an initial public offering of our common stock or a change in control. As of December 31, 2010 and June 30, 2011, we estimated that the majority of the bonus amounts payable under this plan will be settled in restricted stock units and, accordingly, will record the related stock-based compensation in the period in which the performance condition is met.

Stock-Based Compensation

We measure and recognize compensation expense for all stock-based awards made to employees and directors, including stock options, restricted stock, and restricted stock units, based on estimated fair values. The fair values of stock options are estimated at the date of grant using the Black-Scholes-Merton option pricing model, which includes assumptions for the dividend yield, expected volatility, risk-free interest rate, and expected life. The fair values of restricted stock and restricted stock units are determined based upon the fair value of the underlying common stock at the date of grant. We expense stock-based compensation, adjusted for estimated forfeitures, using the straight-line method over the vesting term of the award. Our excess tax benefits cannot be credited to stockholders’ equity until the deduction reduces cash taxes payable; accordingly, we realized no excess tax benefits during any of the periods presented in the accompanying financial statements. The amount of capitalized stock-based employee compensation cost as of December 31, 2009 and 2010 and June 30, 2011 was not material.

Preferred Stock Warrant Liability

We account for freestanding warrants to purchase shares of our convertible preferred stock as a liability on the consolidated balance sheets. The convertible preferred stock warrants are recorded as a liability because the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

underlying shares of convertible preferred stock are contingently redeemable and, therefore, may obligate us to transfer assets at some point in the future (see Note 6). The warrants are recorded at fair value upon issuance and are subject to remeasurement to fair value at each balance sheet date, with any change in fair value recognized as a component of other income (expense), net, on the consolidated statements of operations. We will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of a deemed liquidation event, conversion of convertible preferred stock into common stock, or until the holders of the convertible preferred stock can no longer trigger a deemed liquidation event. At that time, the preferred stock warrant liability will be reclassified to permanent equity.

Income Taxes

Income taxes are calculated using the asset and liability method. Deferred income taxes are recorded for the expected tax consequences of temporary differences between the tax bases of assets and liabilities for financial reporting purposes and amounts recognized for income tax purposes. We record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that we believe is more likely than not to be realized.

We follow a two-step approach to recognizing and measuring tax benefits associated with uncertain tax positions taken or expected to be taken in a tax return. The first step is to determine if, based on the technical merits, it is more likely than not that the tax position will be sustained upon examination by a taxing authority, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement with a taxing authority. We recognize any interest and penalties related to uncertain tax positions in the provision for income taxes line of our consolidated statements of operations.

Net Loss per Share

Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, less the weighted-average unvested common stock subject to repurchase or forfeiture. Diluted net loss per share is computed by giving effect to all potential shares of common stock, including convertible debt, stock options, warrants and convertible preferred stock, to the extent dilutive. Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential common shares outstanding would have been anti-dilutive.

The following table sets forth the computation of historical basic and diluted net loss per share (in thousands, except per share data):

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Actual:
Numerator:
Net loss	$(40,391)	$(113,463)	$(148,449)	$(77,026)	$(54,389)

Denominator:
Weighted-average common shares outstanding	13,776	15,738	17,023	17,094	17,602
Less: Weighted-average unvested common shares subject to repurchase or forfeiture	(2,841)	(2,354)	(888)	(1,449)	(110)

Weighted-average shares used to compute net loss per share, basic and diluted	10,935	13,384	16,135	15,645	17,492

Net loss per share, basic and diluted	$(3.69)	$(8.48)	$(9.20)	$(4.92)	$(3.11)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following potential common shares outstanding as of December 31, 2008, 2009 and 2010 were excluded from the computation of diluted net loss per share because including them would have been anti-dilutive (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Options to purchase common stock and restricted stock units	15,467	21,152	23,819	23,069	28,360
Common stock subject to repurchase or forfeiture	3,256	1,654	139	1,423	86
Warrants to purchase convertible preferred stock	1,903	1,916	1,920	1,916	1,929
Warrants to purchase common stock	—	—	—	—	250
Convertible preferred stock	95,682	111,832	111,832	111,832	111,832

Total common stock equivalents	116,308	136,554	137,710	138,240	142,457

Unaudited pro forma net loss per share for the year ended December 31, 2010 and for the six months ended June 30, 2011 has been computed to give effect to the automatic conversion of the convertible preferred stock into common stock and the preferred stock warrants into common stock warrants as though the conversions had occurred on the original dates of issuance. In addition, the pro forma net loss per share gives effect to the issuance of 354,984 shares of common stock to the holders of restricted stock units upon the completion of an initial public offering (in thousands, except per share data):

	Year Ended December 31, 2010	Six Months Ended June 30, 2011
	(unaudited)
Pro forma:
Numerator:
Net loss	$(148,449)	$(54,389)
Change in fair value of convertible preferred stock warrant liability	2,527	(379)

Net loss used to compute pro forma basic and diluted net loss per share	$(145,922)	$(54,768)

Denominator:
Shares used to compute net loss per share, basic and diluted	16,135	17,492
Add: Pro forma adjustment to reflect weighted-average effect of assumed conversion of convertible preferred stock	111,832	111,832
Add: Pro forma adjustment to reflect weighted average effect of assumed vesting of restricted stock units	—	251

Pro Forma weighted-average shares used to compute pro forma net loss per share, basic and diluted	127,967	129,575

Pro forma net loss per share, basic and diluted	$(1.14)	$(0.42)

(2) FINANCIAL INSTRUMENTS

We measure certain financial assets and liabilities at fair value on a recurring basis.

The measurements of fair value were established based on a fair value hierarchy that prioritizes the inputs. This hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

inputs when measuring fair value. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. The guidance for fair value measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following categories:

Level 1—Quoted (unadjusted) prices in active markets for identical assets or liabilities. Our Level 1 assets consist of money market funds.

Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability. Our Level 2 assets consist of U.S. Treasury securities.

Level 3—Unobservable inputs in which there is little or no market data, which requires us to develop our own assumptions. Our Level 3 liabilities consist of warrants to purchase convertible preferred stock.

The fair value of these financial assets and liabilities was determined using the following inputs (in thousands):

	Fair Value Measurement Using
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Fair values as of December 31, 2009
Assets:
Money market funds	$100,025	$—	$—	$100,025

Total assets measured at fair value	$100,025	$—	$—	$100,025

Liabilities:
Preferred stock warrants	$—	$—	$14,502	$14,502

Total liabilities measured at fair value	$—	$—	$14,502	$14,502

Fair values as of December 31, 2010
Assets:
Money market funds	$16,594	$—	$—	$16,594
United States Treasury securities	—	25,108	—	25,108

Total assets measured at fair value	$16,594	$25,108	$—	$41,702

Liabilities:
Preferred stock warrants	$—	$—	$17,035	$17,035

Total liabilities measured at fair value	$—	$—	$17,035	$17,035

Fair values as of June 30, 2011 (unaudited)
Assets:
Money market funds	$31,817	$—	$—	$31,817

Total assets measured at fair value	$31,817	$—	$—	$31,817

Liabilities:
Preferred stock warrants	$—	$—	$16,665	$16,665

Total liabilities measured at fair value	$—	$—	$16,665	$16,665

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Our short-term investments, including the unrealized gains (losses) associated with each are as follows at December 31, 2010 and June 30, 2011 (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
December 31, 2010
United States Treasury securities	$25,094	$14	$—	$25,108

As of December 31, 2009, all of the cash and cash equivalents were due within one year. We held no short-term investments as of December 31, 2009 and June 30, 2011. As of December 31, 2010, all of the cash, cash equivalents and short-term investments were due within one year. There were no material realized gains or losses for the years ended December 31, 2008, 2009 or 2010 and the six months ended June 30, 2010 and 2011. None of the cash equivalents and short-term investments has been in an unrealized loss position for greater than 12 months.

The following table provides a roll-forward of the fair value of the convertible preferred stock warrants categorized with Level 3 inputs (in thousands):

	Year Ended December 31,			Six months Ended June 30, 2011
	2008	2009	2010
				(unaudited)
Preferred stock warrant liability—beginning of period	$656	$1,473	$14,502	$17,035
Issuance of convertible preferred stock warrants	—	18	6	9
Remeasurement of convertible preferred stock warrants	817	13,011	2,527	(379)

Preferred stock warrant liability—end of period	$1,473	$14,502	$17,035	$16,665

(3) BALANCE SHEET DETAILS

Inventory

Inventory consisted of the following (in thousands):

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
Component parts	$4,017	$2,774	$2,732
Work-in-process	1,313	7	—
Finished goods	853	2,640	2,821

Inventory	$6,183	$5,421	$5,553

Finished goods inventory included consigned inventory totaling $309,000, $482,000 and $216,000 as of December 31, 2009 and 2010 and June 30, 2011, respectively.

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Property and Equipment, Net

Property and equipment, net, consisted of the following (in thousands):

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
Computer and network equipment	$5,874	$9,286	$10,235
Software	3,953	8,603	9,443
Machinery and equipment	3,484	5,293	5,519
Furniture and fixtures	108	677	718
Leasehold improvements	490	940	965

Total property and equipment	13,909	24,799	26,880
Less: Accumulated depreciation and amortization	(3,366)	(8,198)	(11,271)

Property and equipment, net	$10,543	$16,601	$15,609

Depreciation and amortization expense associated with property and equipment, including amounts for assets held under capital leases, was $678,000, $1.9 million and $4.8 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $2.1 million and $3.5 million for the six months ended June 30, 2010 and 2011, respectively.

Machinery and equipment included $245,000, $2.4 million and $2.4 million of assets held under capital leases at December 31, 2009 and 2010 and June 30, 2011, respectively, with corresponding accumulated amortization of $27,000, $279,000 and $666,000, respectively.

Software included $2.6 million and $3.0 million of assets held under capital leases at December 31, 2010 and June 30, 2011, respectively, with corresponding accumulated amortization of $428,000 and $701,000, respectively. There were no software assets held under capital leases at December 31, 2009.

Other Long-term Assets

Other long-term assets consisted of the following (in thousands):

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
Restricted cash, non-current	$94	$94	$—
Goodwill and acquired intangible assets, net	1,637	1,346	1,185
Prepaid expenses and deposits, non-current	294	2,992	7,660

Other long-term assets	$2,025	$4,432	$8,845

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,		June 30, 2011
	2009	2010
			(unaudited)
Accrued payroll and related expenses	$4,519	$3,952	$5,192
Accrued operating expenses	2,947	3,116	10,685
Product warranty, current	2,522	5,732	6,083
Sales, property and income taxes	270	440	292
Other	447	2,086	4,162

Accrued liabilities	$10,705	$15,326	$26,414

Customer Deposits

Customer deposits of $12.6 million and $9.4 million as of December 31, 2010 and June 30, 2011, respectively, represent customer payments received for returned communications modules which were affected by a faulty capacitor. There were no customer deposits as of December 31, 2009.

(4) BORROWINGS

Credit Facility

In November 2009, we entered into a line of credit facility with a financial institution. The credit facility provides for advances of up to $20 million, of which $15 million is based on eligible accounts receivable, as defined in the agreement, at an interest rate that fluctuates based on the amount of our cash held at the financial institution less our obligations to the financial institution. The credit facility is collateralized by specified cash, accounts receivable and inventory assets. The agreement requires us to maintain a majority of our domestic cash and cash equivalent account balances, and a minimum of 85% of our investment balances, with the financial institution. In addition, the credit facility restricts our ability to pay dividends.

In January 2011, March 2011 and May 2011, we amended the existing credit facility with the financial institution. The credit facility amendments provide for the issuance of letters of credit under the facility, provide for advances up to $40.0 million and extend the maturity date to May 17, 2013. In connection with these amendments, in January 2011, February 2011 and May 2011 we transferred $6.8 million in letters of credit to this credit facility from another financial institution, thereby releasing $7.9 million of collateral that was classified as restricted cash on our balance sheet as of December 31, 2010. We plan to use amounts borrowed under the credit facility, if any, to finance our working capital needs and for general corporate purposes. As of June 30, 2011, we had not drawn on the credit facility. (Unaudited)

Promissory Notes Issued to Related Parties

In 2002 and 2003, we issued promissory notes to an investor with a principal balance of $4.6 million. These promissory notes had an associated interest rate of 8% and were convertible into convertible preferred stock. In November 2003, we issued 2,099,737 shares of Series A convertible preferred stock in settlement of $2.0 million in principal. The remaining principal of $2.6 million and accrued interest totaling $207,000 were combined into a single new promissory note (the “First Note”). The First Note, which had an outstanding balance of $2.8 million at December 31, 2008, accrued interest at a rate of prime plus 1% determined on January 1st of each year. The

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

interest rates were 9.25%, 8.25% and 4.25%, beginning on January 1, 2007, 2008 and 2009, respectively. Following our sale of Series E convertible preferred stock in December 2009, we repaid the entire outstanding principal balance of $2.8 million and related accrued interest of $943,000.

(5) COMMITMENTS AND CONTINGENCIES

Operating and Capital Leases

Our primary operating lease commitment at December 31, 2010, related to our headquarters in Redwood City, California, requires monthly lease payments through December 2012. We recognize rent expense on a straight-line basis over the lease period. Where leases contain escalation clauses, rent abatements, or concessions, such as rent holidays and landlord or tenant incentives or allowances, we apply them in the determination of straight-line rent expense over the lease term. Rent expense for all facility leases was $733,000, $1.6 million and $3.0 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $1.3 million and $1.8 million for the six months ended June 30, 2010 and 2011, respectively.

In August 2009, we entered into a capital lease agreement for certain equipment for $245,000 with a lease term of 36 months at an interest rate of approximately 7%. In December 2009, we entered into an equipment credit facility with a financial institution. The equipment credit facility provides for a commitment amount of up to $5 million for qualified capital expenditures, at an interest rate that fluctuates based upon the prime rate. In September 2010, we entered into an amendment to the existing equipment credit facility which provides for an additional commitment amount of up to $5.0 million for qualified capital expenditures, for a total commitment amount of up to $10.0 million. In December 2010, we sold assets to the financial institution for net proceeds of $1.5 million. Concurrently with this sale, we entered into an agreement to lease the property back from the financial institution over a minimum lease term of three years. The subsequent leaseback qualifies as a normal leaseback and we classified the lease as a capital lease. The deferred gain on the transaction was not material and will be recognized over the lease term. The sale-leaseback transaction has an associated interest rate of approximately 7% and is payable in equal monthly installments through December 2013. In connection with this transaction, we issued to the financial institution warrants to purchase 4,027 shares of Series E Preferred Stock with a fair value of $6,000. In May 2011, we entered into an amendment to the equipment credit facility to extend the availability period under the lease line to March 28, 2012. In connection with this amendment, we granted to the financial institution a warrant to purchase 9,168 shares of Series E Preferred stock with a fair value of $9,000.

As of December 31, 2010, the future minimum commitments under our operating and capital leases were as follows (in thousands):

	Operating Leases	Capital Leases
2011	$4,076	$2,170
2012	3,245	817
2013	508	658

Net minimum lease payments	$7,829	3,645

Less amount representing interest		(236)

Present value of net minimum capital lease payments		$3,409

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Legal Contingencies

On October 27, 2009, Mesh Comm, LLC, a non-producing entity, filed suit in United States District Court for the District of Maryland against us, our customer PEPCO Energy Services, or PEPCO, and PEPCO’s parent corporation, PEPCO Holdings, Inc., alleging infringement of United States Patent No. 7,379,981 by certain wireless communication-enabled meters and networks. On June 27, 2011, the Court approved a stay of deadlines in the case to allow the parties time to attempt to resolve the litigation. We have agreed to indemnify and defend PEPCO in connection with Mesh Comm’s lawsuit. Based on the facts and circumstances available as of the date of the issuance of our December 31, 2010 consolidated financial statements, we concluded that a potential exposure to a loss contingency was not estimable.

As discussed in Note 14, we entered into a settlement agreement with Mesh Comm in July 2011. (Unaudited)

We were named in a lawsuit filed on September 9, 2010 in the Superior Court of the State of California, San Mateo County (Edwards v. Silver Spring Networks). The lawsuit claims to be a “class action” on behalf of California consumers, and alleges that smart meters are defective and generate incorrect bills. We intend to vigorously defend against the action. Neither the likelihood nor the amount of any potential exposure to us is estimable at this time.

On June 17, 2011, EON Corp. IP Holdings, LLC, a non-producing entity, filed suit in United States District Court for the Eastern District of Texas, Tyler Division against a number of smart grid providers, including Landis+Gyr, Aclara Powerline System Inc., Elster Solutions, LLC, Itron, Inc., Trilliant Networks Inc. and Silver Spring Networks, Inc. The lawsuit has not been served on us. The lawsuit alleges infringement of United States Patent Nos. 5,388,101; 5,481,546, and 5,592,491 by certain networking technology and services that we and the other defendants provide. We believe that we have meritorious defenses to EON’s allegations and intend to vigorously defend ourselves (unaudited).

We are directly involved with various unresolved legal actions and claims, and indirectly are involved with proceedings by administrative bodies such as public utility commissions, arising in the ordinary course of business. We do not believe that any liability from any reasonably foreseeable disposition of such legal actions and claims, individually or in the aggregate, would have a material effect on our consolidated financial statements. There are many uncertainties associated with any litigation or claim, and we cannot be certain that these actions or other third-party claims will be resolved without costly litigation, fines and/or substantial settlement payments. If that occurs, our business, financial condition and results of operations could be materially and adversely affected. If information becomes available that causes us to determine that a loss in any of our pending litigation matters, claims or settlements is probable, and a reasonable estimate of the loss associated with such events can be made, we will record the estimated loss at that time.

Customer Performance Commitments

Certain customer agreements require us to obtain letters of credit or surety bonds in support of our obligations under such arrangements. These letters of credit or surety bonds typically provide a guarantee to the customer for future performance, which usually covers the deployment phase of a contract and may on occasion cover the operations and maintenance phase of service contracts.

In addition to the outstanding standby letters of credit secured by cash equivalents for the benefit of utility customers and a landlord of $11.3 million and $14.1 million and $6.5 million as of December 31, 2009 and 2010 and June 30, 2011, respectively, we also had a total of $9.5 million, $8.9 million and $5.0 million of surety bonds as of December 31, 2009 and 2010 and June 30, 2011, respectively, of which $9.5 million, $5.9 million and $2.5 million were unsecured as of December 31, 2009 and 2010 and June 30, 2011, respectively. The surety

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

bonds provide insurance to support performance obligations under certain customer agreements. In the event any such letters of credit or surety bonds are called, we would be obligated to reimburse the issuer of the letter of credit or surety bond. We do not believe there will be any claims against currently outstanding letters of credit or surety bonds.

Our contracts with utility customers and meter manufacturers typically contain provisions that could result in payments or other liabilities related to late or improper delivery of products, services, installations or operations or failure to meet product or performance specifications or other product defects. Any payments made to utility customers pursuant to the terms of these provisions are recorded as reductions of deferred revenue.

Indemnification Commitments

Directors, Officers and Employees. In accordance with our bylaws and/or pursuant to indemnification agreements we have entered into with directors, officers and certain employees, we have indemnification obligations to our directors, officers and employees for claims brought against these persons arising out of certain events or occurrences while they are serving at our request in such a capacity. We maintain a director and officer liability insurance coverage to reduce our exposure to such obligations, and payments made under these agreements. To date, there have been no indemnification claims by these directors, officers and employees.

Utility Customers and Meter Manufacturers. Refer to the discussion above under the heading “Legal Contingencies” for a description of our indemnification obligations to our customer, PEPCO.

Our contracts with utility customers and meter manufacturers typically provide indemnification for claims filed by third parties alleging that our products and services sold to the customer or manufacturer infringe or misappropriate any patent, copyright, trademark or other intellectual property right.

In our utility customer contracts, we also typically provide an indemnification for third-party claims resulting from death, personal injury or property damage caused by the negligence or willful misconduct of our employees and agents in connection with the performance of certain contracts.

Under our utility customer and meter manufacturer indemnities, we typically agree to defend the utility customer or meter manufacturer, as the case may be, from such claims, and pay any resulting costs, damages and attorneys’ fees awarded against the indemnified party with respect to such claims, provided that (a) the indemnified party promptly notifies us in writing of the claim, (b) the indemnified party provides reasonable assistance to us at our expense, and (c) we have sole control of the defense and all related settlement negotiations.

Insurance. We maintain various insurance coverages, subject to policy limits, that enable us to recover a portion of any amounts paid by us in connection with our obligation to indemnify our utility customers and meter manufacturers. However, because our maximum liability associated with such indemnification obligations generally is not stated explicitly in the related agreements, and further because many states prohibit limitations of liability for such indemnified claims, the maximum potential amount of future payments we could be required to make under these indemnification provisions could significantly exceed insurance policy limits.

Historically, payments made by us under these indemnification provisions have not had a material effect on our results of operations, financial position or cash flows.

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(6) CONVERTIBLE PREFERRED STOCK AND PREFERRED STOCK WARRANTS

Convertible Preferred Stock

Shares of our preferred stock are not redeemable. However, since certain liquidation events (including a merger or acquisition or the sale of all or substantially all of our assets) are not solely within our control, the convertible preferred stock is classified outside of the stockholders’ deficit section of the balance sheets.

In 2008, we issued 7,961,341 shares of Series C convertible preferred stock at $1.50 per share for net proceeds of $11.8 million and 17,470,757 shares of Series D convertible preferred stock at $3.8927 per share for net proceeds of $67.7 million. In conjunction with the sale of Series D convertible preferred stock, we repurchased 3,645,000 shares of Series C convertible preferred stock from two investors at the original issuance price of $1.50 per share.

In 2009, we issued a total of 5,649,442 additional shares of Series D convertible preferred stock for $22.0 million in net proceeds and a total of 10,500,000 shares of Series E convertible preferred stock at $10.00 per share for net proceeds of $103.1 million.

The following is a schedule of authorized, issued and outstanding shares, amounts and aggregate liquidation preferences of each series of convertible preferred stock as of December 31, 2010 and June 30, 2011 (unaudited) (in thousands, except per share data):

	Shares Authorized	Conversion Price per share	Shares Issued and Outstanding		Carrying Value	Aggregate Liquidation Preference
Series A	24,000	$0.9525	19,979		$18,976	$19,030
Series A-1	2,100	0.9525	2,100		1,989	2,000
Series B	30,423	0.3743	21,889		7,879	8,193
Series C	39,665	1.5000	34,243		49,176	51,365
Series D	23,640	3.8927	23,120		89,643	180,000
Series E	10,530	10.0000	10,500		103,062	120,750

	130,358		111,832	*	$270,725	$381,338

*	Shares issued and outstanding does not total due to rounding.

Certain rights, privileges and restrictions granted to and imposed on the Series A, A-1, B, C, D, and E convertible preferred stock are summarized as follows:

Voting Rights—The holder of each share of convertible preferred stock has the right to one vote for each share of common stock into which such holder’s share of convertible preferred stock could then be converted, with voting rights and powers equal to the voting rights and powers of the holders of the common stock.

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Dividends—The holders of convertible preferred stock would be entitled to receive non-cumulative dividends at a rate of 8% of the original issue price of the series per annum, payable when, as, and if, declared by the Board of Directors out of funds available in preference and priority to any payment of dividends to common stockholders. No dividends were declared through December 31, 2010. The dividend rates for each series of convertible preferred stock are as follows:

Dividend Rate per Annum
Series A and A-1	$0.0762
Series B	$0.0299
Series C	$0.1200
Series D	$0.3114
Series E	$0.8000

Liquidation preference—In the event of any liquidation, dissolution, or winding up, whether voluntary or involuntary, the holders of Series A and A-1, Series B, and Series C convertible preferred stock (collectively “Junior Preferred Stock”) would be entitled to receive a liquidation preference in an amount equal to $0.9525, $0.3743 and $1.50 per share, respectively, plus any declared but unpaid dividends, and the holders of Series D and Series E convertible preferred stock would be entitled to receive a liquidation preference in the amount of $7.7854 and $11.50 per share, respectively, plus any declared but unpaid dividends. The holders of Series D and Series E convertible preferred stock would receive all of their liquidation preference prior to the holders of Junior Preferred Stock receiving any of their liquidation preference.

The original issuance prices per share and liquidation preference per share for each series of convertible preferred stock are as follows:

	Original Issuance Price	Liquidation Amount per Share
Series A and A-1	$0.9525	$0.9525
Series B	$0.3743	$0.3743
Series C	$1.5000	$1.5000
Series D	$3.8927	$7.7854
Series E	$10.0000	$11.5000

A sale of substantially all of our assets, a merger or acquisition or a change in control is treated as a deemed liquidation.

After full payment to the holders of the convertible preferred stock of their respective liquidation preference, the remaining assets legally available for distribution to stockholders would be distributed on a pro-rata basis to the holders of common stock.

Conversion Rights—Each share of convertible preferred stock would be convertible at the option of the holder thereof, at any time after the date of issuance of such share, at our office or any transfer agent for such stock, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable original issuance price for such series by the applicable conversion price. As of December 31, 2010 and June 30, 2011, the conversion price for each share of convertible preferred stock was equal to the original issuance price.

Each share of Series D and Series E convertible preferred stock would automatically be converted into shares of common stock at the then-effective conversion price for such share upon the earlier of (i) the dates

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

specified by vote or written consent or agreement of holders of at least a majority of the shares of such series of preferred stock then outstanding or (ii) immediately upon the closing of the sale of our common stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended (the “Act”), other than a registration relating solely to a transaction under Rule 145 under the Act (or any successor thereto) or to one of our employee benefit plans, with aggregate gross proceeds to us (prior to underwriters’ discounts and commissions) that exceed $50.0 million (a “Qualified Public Offering”).

In the event of the closing of a Qualified Public Offering, the conversion price for Series D convertible preferred stock would be the more favorable of either (i) the then-effective conversion price or (ii) such conversion price as results in the issuance of shares of common stock upon such conversion having an aggregate value at the final offering price to the public equal to $7.7854 per share.

In the event of the closing of a Qualified Public Offering, the conversion price for Series E convertible preferred stock would be the more favorable of either (i) the then-effective conversion price or (ii) such conversion price as results in the issuance of shares of common stock upon such conversion having an aggregate value at the final offering price to the public equal to $10.00 per share.

Each share of Series A and A-1, Series B, and Series C convertible preferred stock would automatically be converted into shares of common stock at the then-effective conversion price for such share upon the earlier of (i) the dates specified by vote or written consent or agreement of holders of at least 66-2/3% of Series A and A-1, Series B, and Series C convertible preferred stock then outstanding, voting as a single class, or (ii) the closing of the sale of a Qualified Public Offering.

Convertible Preferred Stock Warrants

The following convertible preferred stock warrants were outstanding and fully vested (in thousands except per share data):

		Outstanding Warrants
		Shares			Fair Value
Warrants to Purchase Convertible Preferred Stock	Price per Share	December 31,		June 30, 2011	December 31,		June 30, 2011
		2009	2010		2009	2010
				(unaudited)			(unaudited)
Series A	$0.9525	236	236	236	$1,895	$2,217	$2,173
Series C	1.5000	1,667	1,667	1,667	12,589	14,790	14,467
Series E	10.0000	13	17	26	18	28	25

Total		1,916	1,920	1,929	$14,502	$17,035	$16,665

Series A warrant granted in connection with a credit facility agreement

In 2004, we granted a warrant to purchase 26,246 shares of Series A convertible preferred stock at $0.9525 per share in connection with a credit facility. The warrant was immediately exercisable and expires in 2014. The fair value of the warrant was determined to be $16,000 based on the Black-Scholes-Merton option pricing model. We recorded the fair value of the warrant as a debt discount and recorded the value as non-cash interest expense over the term of the credit facility using an effective interest rate method.

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Series A warrants granted to related parties in connection with convertible promissory notes

In 2005, we granted warrants to purchase 209,972 shares in connection with the issuance of convertible promissory notes. These warrants entitle the holder to purchase 209,972 shares of Series A convertible preferred stock at a price of $0.9525 per share. The warrants expire in 2012. On the date of issuance the fair value of the warrants was determined to be $111,000 based on the Black-Scholes-Merton option pricing model.

Series C warrants granted to related parties in connection with convertible promissory notes

In 2006 and 2007, we granted a series of warrants in connection with the issuance of convertible promissory notes. These warrants entitled the holders to purchase shares of stock issued in a subsequent preferred stock offering. In connection with the sale of Series C convertible preferred stock in 2007, the warrants became exercisable for a total of 1,666,665 shares of Series C convertible preferred stock at an exercise price of $1.50 per share. The warrants expire on the earliest of (i) seven years from the date of issuance, (ii) immediately prior to the consummation of a change in control, or (iii) an initial public offering.

The fair value of these warrants at issuance in the years ended December 31, 2006 and 2007 was determined to be $267,000 and $66,000, respectively, based on an enterprise value option pricing model. We recorded the fair value of the warrants as debt issuance cost and amortized these costs as non-cash interest expense over the term of the convertible promissory notes, which were converted into Series C convertible preferred stock in April 2007.

Right to purchase Series C convertible preferred stock

In 2007, we granted an affiliate of one of our utility customers the right to purchase $10.0 million of our Series C convertible preferred stock at the $1.50 per share price paid by all Series C investors. The purchase right was exercised in full in 2008, for aggregate proceeds of $10.0 million. We valued the purchase right at $290,000, using the Black-Scholes-Merton option pricing model. We recorded this amount as a reduction of deferred revenue. As of December 31, 2009 and 2010 and June 30, 2011, balances of $603,000, $1.3 million and $1.9 million, respectively, were included in accounts receivable related to the customer, and $13.9 million, $36.3 million and $37.3 million, respectively, were included in deferred revenue.

Series E warrants granted in connection with equipment credit facility

In 2009, we granted a warrant to a lender to purchase 13,194 shares of Series E convertible preferred stock at $10.00 per share and up to an additional 13,195 shares of Series E convertible preferred stock at $10.00 per share based upon the aggregate amount of equipment leased by us. In 2010, in connection with a sale-leaseback transaction, we granted a warrant to purchase 4,027 of the additional 13,195 shares of Series E convertible preferred stock at $10.00 per share. In May 2011, in connection with an amendment to extend the availability period for this facility, we granted a warrant to purchase the remaining 9,168 shares of Series E Preferred stock at $10.00 per share. The warrants are immediately exercisable and expire on the earlier of (i) December 2019 or (ii) one year following the effective date of our initial public offering. We recorded the fair value of the warrant as a debt discount and recorded the value as non-cash interest expense over the term of the credit facility and lease-back transaction using an effective interest rate method.

Fair Value Remeasurement of Preferred Stock Warrants

We recorded the warrants as a liability at the initial grant date fair value and thereafter recorded gains and losses arising from the change in fair value of the warrants as a component of other income, net, in the statements of operations. We recorded unrealized losses of $817,000, $13.0 million and $2.5 million arising from the

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

revaluation of the preferred stock warrant liability for the years ended December 31, 2008, 2009 and 2010, respectively, and an unrealized loss of $322,000 and an unrealized gain of $379,000 in the six months ended June 30, 2010 and 2011, respectively.

The fair value of the warrants liability was estimated using an enterprise value option pricing model. The following assumptions were used in valuing the warrant liability:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Expected volatility	65%	80%	70%	75%	60%
Expected dividends	0%	0%	0%	0%	0%
Expected term in years	1.3	0.6	0.5	0.5	0.4
Risk-free interest rate	1.2%	0.2%	0.2%	0.2%	0.03%

(7) COMMON STOCK

We had reserved the following number of shares of common stock as of December 31, 2010 and June 30, 2011, for the potential conversion of outstanding convertible preferred stock, the exercise of warrants to purchase convertible preferred stock, vesting of restricted stock units and the exercise of stock options (in thousands):

	Authorized Shares
	December 31, 2010		June 30, 2011
			(unaudited)
Outstanding stock options and restricted stock units	23,819		28,360
Reserved for future option grants	5,250		1,367

Total reserved for stock option exercises		29,069		29,727
Warrants to purchase common stock		—		250
Warrants to purchase convertible preferred stock		1,920		1,929
Convertible preferred stock:
Series A	24,000		24,000
Series A-1	2,100		2,100
Series B	30,423		30,423
Series C	39,665		39,665
Series D	23,640		23,640
Series E	10,530		10,530

Total reserved for convertible preferred stock		130,358		130,358

Total common stock reserved for future issuances		161,347		162,264

In March 2011, we granted a warrant to purchase 250,000 shares of common stock at $0.001 per share. The warrant was immediately exercisable and non-forfeitable, and expires on the earlier of a change in control or March 31, 2016. The fair value of the warrant was determined to be $2.5 million based on the Black-Scholes-Merton option pricing model. We accounted for the warrant as an equity instrument and recorded the fair value as a general and administrative expense during the six months ended June 30, 2011.

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(8) STOCK-BASED COMPENSATION

We recorded stock-based compensation expense as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Cost of revenue	$76	$205	$1,411	$571	$1,266
Research and development	110	385	1,684	793	1,554
Sales and marketing	198	530	1,288	589	1,063
General and administrative	315	932	2,164	1,090	2,793

Stock-based compensation expense	$699	$2,052	$6,547	$3,043	$6,676

2003 Stock Option Plan and Greenbox Plan

In 2003, our Board of Directors approved the adoption of the 2003 Stock Option Plan (the “2003 Plan”), which includes both incentive and non-statutory stock options, restricted stock and restricted stock units. As of December 31, 2010, we had reserved 34,391,331 shares of our common stock under the 2003 Plan. We may grant options to purchase shares of common stock to employees, directors and service providers at prices not less than the fair market value at date of grant for incentive stock options and not less than 85% of fair market value for non-qualified stock options. Options granted to a person who, at the time of the grant, owns more than 10% of the voting power of all classes of stock must be at no less than 110% of the fair market value and expire five years from the date of grant. All other options generally have a contractual term of 10 years. Options generally vest over four years.

In addition, we assumed a stock option plan in connection with the acquisition of Greenbox Technology, Inc. (the “Greenbox Plan”). The 2003 Plan and the Greenbox Plan are collectively referred to as the “Plans.”

The following table summarizes our shares available to grant under the 2003 Plan (in thousands):

Shares Available to Grant
Balance at December 31, 2009	2,948
Additional shares authorized	6,500
Options granted	(5,321)
Options cancelled or expired	1,541
Restricted stock units granted	(421)
Restricted stock units cancelled	3

Balance at December 31, 2010	5,250
Additional shares authorized (unaudited)	1,000
Options granted (unaudited)	(5,042)
Options cancelled or expired (unaudited)	733
Restricted stock units granted (unaudited)	(586)
Restricted stock units cancelled (unaudited)	12

Balance at June 30, 2011 (unaudited)	1,367

In addition to the stock options cancelled or expired under the 2003 Plan, 38,000 stock options were cancelled or expired under the Greenbox Plan during the year ended December 31, 2010. No stock options were cancelled or expired under the Greenbox Plan during the six months ended June 30, 2011.

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

We issue new common shares upon exercise of stock options. The following table summarizes our stock option activity and related information for the year ended December 31, 2010 and the six months ended June 30, 2011 (in thousands, except per share data):

	Options Outstanding
	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Balance at December 31, 2009	21,152	$0.42
Options granted	5,321	8.40
Options exercised	(1,493)	0.82
Options cancelled or expired	(1,579)	2.18

Balance at December 31, 2010	23,401	$2.65	7.84	$178,284
Options granted (unaudited)	5,042	10.07
Options exercised (unaudited)	(339)	1.42
Options cancelled or expired (unaudited)	(733)	6.13

Balance at June 30, 2011 (unaudited)	27,371	$3.94	7.76	$166,786

As of December 31, 2010:
Options vested and expected to vest	22,953	$2.60	7.82	$176,095
Options exercisable	11,614	$0.75	7.12	$110,634

As of June 30, 2011 (unaudited):
Options vested and expected to vest	26,823	$3.86	7.73	$165,608
Options exercisable	14,175	$1.22	6.78	$124,695

The aggregate intrinsic value disclosed above represents the total intrinsic value (the difference between the fair value of our common stock as of December 31, 2010 and June 30, 2011, respectively, and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010 and June 30, 2011, respectively. This amount is subject to change based on changes to the fair value of our common stock.

During the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, the total cash received from the exercise of stock options was $77,000, $194,000, $1.2 million and $453,000, net of repurchases, respectively, and the total intrinsic value of stock options exercised was $458,000, $3.1 million, $12.1 million and $3.0 million, respectively.

In determining the exercise prices for options granted, our Board of Directors has considered the fair value of the common stock as of the date of grant. The fair value of the common stock has been determined by the Board of Directors after considering a broad range of factors, including, but not limited to, the prices for our convertible preferred stock sold to outside investors in arm’s-length transactions, the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock, our operating and financial performance, the hiring of key personnel, the introduction of new products, our stage of development and revenue growth, the lack of an active public market for our common and preferred stock, industry information such as market growth and volume, the performance of similarly-situated companies in our industry, the execution of strategic and development agreements, the risks inherent in the development and expansion of our products and services, the prices of our common stock sold to outside investors in arm’s-length transactions, and the likelihood of achieving a liquidity event, such as an initial public offering or sale given prevailing market conditions and the nature and history of our business.

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Restricted Stock Units

The following table summarizes our restricted stock unit activity and related information for the year ended December 31, 2010 and the six months ended June 30, 2011 (in thousands, except per share data):

	Restricted Stock Units Outstanding
	Number of Shares	Weighted Average Grant Date Fair Value per Share
Balance at December 31, 2009	—	$—
Restricted stock units granted	421	10.05
Restricted stock units cancelled	(3)	10.00

Balance at December 31, 2010	418	$10.05
Restricted stock units granted (unaudited)	586	10.05
Restricted stock units vested (unaudited)	(3)	10.05
Restricted stock units cancelled (unaudited)	(12)	10.09

Balance at June 30, 2011 (unaudited)	989	$10.05

No restricted stock units vested in the year ended December 31, 2010.

Valuation of Employee Stock-based Compensation

We recognize compensation expense for stock-based awards based on their grant-date fair value on a straight-line basis over the service period for which such awards are expected to be outstanding. The fair value of stock options granted pursuant to our equity incentive plans is determined using the Black-Scholes-Merton option pricing model. The determination of fair value is affected by the estimates of our valuation, as well as assumptions regarding subjective and complex variables such as expected employee exercise and forfeiture behavior and our expected stock-price volatility over the expected term of the award. Generally, assumptions are based on historical information and judgment was required to determine if historical trends may be indicators of future outcomes. The fair value of each option grant is estimated on the date of grant. The following assumptions were used for grants made:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Expected volatility	42% - 44%	49% - 62%	46% - 49%	46% - 47%	49.0%
Weighted-average volatility	43.6%	55.5%	47.5%	46.7%	49.0%
Expected dividends	0%	0%	0%	0%	0%
Expected life in years	5.99 -6.75	5.75 -6.07	4.53 -6.08	4.53 - 6.07	1.00 - 6.07
Risk-free interest rate	1.5% - 3.6%	2.2% - 3.2%	1.5% - 2.9%	2.0% - 2.9%	2.0% - 2.7%

The weighted average grant-date fair value per share of stock options granted for the years ended December 31, 2008, 2009 and 2010 was $0.31, $1.18 and $3.95, respectively. The weighted average grant-date fair value per share of stock options granted for the six months ended June 30, 2010 and 2011 was $3.44 and $4.97, respectively.

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

We currently have no history or expectation of paying cash dividends on our common stock. We estimate the volatility of our common stock at the date of grant based on the historical and implied volatility of the stock prices of a peer group of publicly-traded companies for a period equal to the expected life of our stock options. The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant. The expected term represents the weighted-average period the stock options are expected to remain outstanding. The expected term is determined based on historical exercise behavior, post-vesting termination patterns, options outstanding and future expected exercise behavior.

The fair values of restricted stock and restricted stock units are determined based upon the fair value of the underlying common stock at the date of grant. The restricted stock units contain certain service and performance-based conditions. The expense associated with performance-based grants is recorded when the performance condition is determined to be probable.

In 2009, we granted an option to purchase 200,000 shares of common stock to an executive with a performance vesting condition based on the successful completion of an initial public offering of our common stock. As this vesting condition is based solely on the performance condition and has no service-based vesting provisions, we will record the related stock-based compensation of $126,000 in the period in which the performance condition is met.

In 2010, we granted 400,000 restricted stock units to an executive with service and performance vesting conditions. A portion of the shares will vest over the earlier of a) a two year cliff vesting schedule, or b) the successful completion of an initial public offering of our common stock, and the remaining shares will vest equally over a three year vesting schedule commencing on the first anniversary of the grant date. We will record the related stock-based compensation of $4.0 million associated with the October 2010 grant over the requisite service period, dependent upon the period in which the service and performance conditions are met. In March 2011, we granted 50,000 restricted stock units to a separate executive with the same service and performance vesting conditions.

In February 2011, in connection with the 2010 corporate bonus incentive plan, we granted 364,000 restricted stock units to certain employees with a performance vesting condition based on the successful completion of an initial public offering of our common stock or a change in control. As this vesting condition is based solely on the performance condition and has no service based vesting provisions, we will record the related stock-based compensation of $3.6 million in the period in which the performance condition is met.

As of December 31, 2010 and June 30, 2011, there was $27.6 million and $45.6 million of total unrecognized compensation cost related to non-vested stock-based compensation arrangements, which is expected to be recognized over a weighted-average period of 3.3 and 3.2 years, respectively. There was $438,000 and $4.3 million of additional unrecognized stock-based compensation expense related to performance-based awards as of December 31, 2010 and June 30, 2011, respectively. The total fair value of stock options that vested during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011 was $575,000, $1.1 million, $4.1 million and $4.7 million, respectively.

Restricted Stock Subject to Repurchase or Forfeiture

In connection with the early exercise of stock options, we entered into restricted stock agreements with certain common stockholders. Pursuant to these agreements, we have the right, but not the obligation, to repurchase the unvested shares of common stock upon termination of employment at the original purchase price per share. There were no issuances of common stock subject to these terms during the years ended December 31,

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2009 and 2010 and the six months ended June 30, 2011. As of December 31, 2009, 66,250 unvested restricted shares of common stock were subject to repurchase at $0.02 per share. No shares were subject to repurchase as of December 31, 2010 and June 30, 2011.

In connection with the issuance of common stock to certain executives, we entered into restricted stock agreements. Pursuant to these agreements, the executive forfeits the unvested shares of common stock upon termination of employment, subject to certain conditions. As of December 31, 2009 and 2010 and June 30, 2011, 1,449,860, 91,667 and 66,667 unvested restricted shares, respectively, were subject to forfeiture with a weighted average grant date fair value of $0.40, $0.72 and $0.72 per share, respectively. Forfeiture rights with respect to the 91,667 and 66,667 restricted shares outstanding as of December 31, 2010 and June 30, 2011, respectively, lapse over a weighted average period of 1.75 years and 1.26 years, respectively.

During the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011, 1,257,937, 1,607,703, 375,566 and 25,000 restricted shares vested, respectively, at a weighted average grant date fair value of $0.09, $0.20, $0.40 and $0.72 per share, respectively. During the year ended December 31, 2008, we granted 2,479,250 restricted shares with a grant date fair value of $971,000. There were no grants of restricted shares during the years ended December 31, 2009 and 2010 and the six months ended June 30, 2011. During the years ended December 31, 2008 and 2009 and the six months ended June 30, 2011, there were no forfeitures of unvested restricted shares. During the year ended December 31, 2010, 982,625 shares of unvested restricted shares were forfeited, at a weighted average grant date fair value of $0.36 per share.

In connection with our acquisition of Greenbox in October 2009, we entered into restricted stock agreements with certain employees with respect to 150,752 shares of common stock. Pursuant to these agreements, we have the right, but not the obligation, to repurchase the unvested shares of common stock upon termination of employment, subject to certain conditions. Repurchase rights with respect to these restricted shares lapse over the original vesting period of the awards, which is two years. As of December 31, 2010 and June 30, 2011, 47,112 and 18,846 unvested restricted shares of common stock were subject to our repurchase at the original purchase price of $1.00 per share. During the years ended December 31, 2009 and 2010 and the six months ended June 30, 2011, 12,560, 62,814 and 28,266 shares vested at a weighted average grant date fair value of $2.10. During the year ended December 31, 2010, 28,266 unvested shares were repurchased by us at the original purchase price of $1.00 per share.

Repurchase and forfeiture rights with respect to the total of 138,779 and 85,513 restricted shares outstanding as of December 31, 2010 and June 30, 2011 described above lapse under vesting provisions based on service. Shares subject to repurchase and forfeiture are included in issued and outstanding share balances. As of December 31, 2010 and June 30, 2011, there was $165,000 and $88,000, respectively, of total unrecognized compensation cost related to non-vested restricted stock-based compensation arrangements, which is expected to be recognized over a weighted-average period of 1.4 years and 1.0 years, respectively.

(9) BENEFIT PLAN

In 2003, our Board of Directors approved the adoption of a savings plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The plan covers eligible employees who elect to participate. We are allowed to make discretionary profit sharing and qualified non-elective contributions as defined by the Plan and as approved by the Board of Directors. We have not historically matched eligible participants’ 401(k) contributions. No discretionary profit sharing contributions have been made to date.

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(10) INCOME TAXES

The components of loss before income taxes are as follows (in thousands):

	Year Ended December 31,
	2008	2009	2010
United States	$(40,391)	$(113,816)	$(75,723)
Foreign	9	533	(72,580)

Loss before income taxes	$(40,382)	$(113,283)	$(148,303)

The provision (benefit) for income taxes consists of the following (in thousands):

	Year Ended December 31,
	2008	2009	2010
Current:
United States federal	$—	$—	$—
State	6	34	23
Foreign	6	143	186

Total current provision for income taxes	$12	$177	$209

Deferred:
United States federal	—	—	—
State	—	—	—
Foreign	(3)	3	(63)

Total deferred provision (benefit) for income taxes	(3)	3	(63)

Provision for income taxes	$9	$180	$146

The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate of 35% to loss before income taxes as follows (in thousands):

	Year Ended December 31,
	2008	2009	2010
Federal statutory tax expense (benefit)	$(14,134)	$(39,649)	$(51,906)
Research and development credit	(280)	(358)	(509)
Effect of non-U.S. operations	(1)	(41)	25,525
Change in valuation allowance	13,838	35,101	24,585
Stock-based compensation expense	173	468	1,445
Remeasurement of preferred stock warrant liability	370	4,554	870
Other	43	105	136

Provision for income taxes	$9	$180	$146

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of our deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2009	2010
Deferred tax assets:
Net operating loss and tax credit carryforwards	$129,298	$141,345
Deferred revenue	6,823	59,725
Stock-based compensation expense	97	745
Warrant liability	—	101
Accruals and reserves	4,679	7,146
Intangible assets	1,254	1,230
Other	33	16

Gross deferred tax assets	142,184	210,308
Valuation allowance	(80,187)	(111,294)

Deferred tax assets	61,997	99,014

Deferred tax liabilities
Property and equipment, net	(1,392)	(1,892)
Deferred cost of revenue	(60,604)	(97,052)

Deferred tax liabilities	(61,996)	(98,944)

Net deferred tax assets	$1	$70

As of December 31, 2010, we had federal and state net operating loss carryforwards of $352.7 million and $326.6 million, respectively. Pursuant to section 382 of the Code, $84.9 million of the net operating loss carryforwards are subject to an annual limitation, which could affect the timing of the utilization of such carryforwards. If not utilized, the federal and state net operating loss carryforwards will begin to expire in 2024 and 2016, respectively. As of December 31, 2010, we had federal and California research tax credit carryforwards of $3.4 million and $3.4 million, respectively. The federal credit carryforwards will begin to expire in 2024, and the California credit carryforwards have no expiration date.

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. The valuation allowance increased by $41.1 million and $31.1 million during the years ended December 31, 2009 and 2010, respectively.

Undistributed earnings of our foreign subsidiaries amounted to $689,000 as of December 31, 2010. Those earnings are considered to be indefinitely reinvested and, accordingly, no U.S. income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. The income tax liability that might be incurred if these earnings were to be distributed is not material.

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,
	2009	2010
Unrecognized tax benefits—beginning of period	$1,617	$2,351
Gross increase for tax positions of prior years	—	—
Gross decrease for tax positions of prior years	—	—
Gross increase for tax positions of current year	734	1,044
Gross decrease for tax positions of current year	—	—
Settlements	—	—
Lapse of statute of limitations	—	—

Unrecognized tax benefits balance—end of period	$2,351	$3,395

As of December 31, 2010, all unrecognized tax benefits have been netted against the related deferred tax assets. Total unrecognized tax benefits of $3.4 million as of December 31, 2010 include $2.8 million that, if recognized, would reduce the effective income tax rate in future periods. However, one or more of these unrecognized tax benefits relate to deferred tax assets that could be subject to a valuation allowance if and when recognized in a future period, which could impact the timing of any related effective tax rate benefit.

We recognize interest and penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the provision for income taxes in the period that such determination is made. Due to our net operating loss position, we have not recorded interest and penalties related to uncertain tax positions as of December 31, 2010.

We file income tax returns in the United States, including various states, and certain foreign jurisdictions. The tax years 2002 to 2010 remain open to examination by the major taxing jurisdictions in which we are subject to tax. As of December 31, 2010, we were not under examination by the Internal Revenue Service or any state or foreign tax jurisdiction.

(11) BUSINESS COMBINATION

Acquisition of Greenbox Technology, Inc.

On October 2, 2009, we acquired 100% of the outstanding shares of Greenbox Technology Inc., (Greenbox), a privately held company incorporated in Delaware, which provides interactive web software technology to measure a home’s energy consumption. The results of operations of Greenbox, which are not material, are included in our consolidated financial results effective as of the closing date. We did not have any transactions with Greenbox prior to the acquisition.

We recorded the assets acquired and liabilities assumed at their estimated fair value, with the difference between the fair value of the net assets acquired and the purchase consideration reflected as goodwill.

In connection with the acquisition, we issued 569,160 shares of common stock, including shares of restricted stock, and assumed options to acquire 80,840 shares (on an as-converted basis) of our common stock for all outstanding shares of Greenbox stock, including outstanding stock options. The fair value of the shares and assumed options issued in connection with the acquisition was $2.4 million, of which $1.9 million was

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

accounted for as purchase consideration and $460,000 was accounted for as post-combination stock-based compensation.

The total purchase consideration of $1.9 million was comprised of the following (in thousands):

Fair value of common stock issued	$1,868
Fair value of common stock options assumed	54

Total value of purchase consideration	$1,922

The fair value of our common stock issued in connection with the acquisition was determined to be $3.84 per share, the fair value as determined by our Board of Directors as of the acquisition measurement date, which is the date the acquisition closed. The weighted average fair value of the assumed stock options to purchase 80,840 shares of our common stock was $2.43 per share based on the Black-Scholes-Merton fair value on the acquisition measurement date.

The following table reflects the values of the assets acquired and liabilities assumed as of the acquisition date (in thousands):

Cash	$407
Developed technology	962
Customer relationships	260
Goodwill	447
Current liabilities	(154)

Total value of assets acquired and liabilities assumed	$1,922

We determined the fair value of developed technology to be $962,000, which is being amortized using the straight-line method over the estimated life of five years, and the fair value of the customer relationships to be $260,000, which is being amortized using the straight-line method over the estimated useful life of two years. These amounts are included in purchased intangible assets, net of amortization on the consolidated balance sheet. We have recorded amortization expense of $0 and $160,000 related to developed technology for the years ended December 31, 2009 and 2010, respectively. We have recorded amortization expense of $33,000 and $130,000 related to customer relationships for the years ended December 31, 2009 and 2010, respectively. We expect to incur amortization expense of $289,000, $192,000, $192,000, $192,000 and $34,000 in 2011, 2012, 2013, 2014 and 2015, respectively, related to customer relationships and developed technology. Goodwill of $447,000 was recorded as the excess of the fair value of the purchase consideration over the fair value of the net assets acquired. No goodwill was deemed to be deductible for income tax purposes.

(12) SEGMENT INFORMATION

We operate in one reportable segment. Our chief operating decision maker is our Chief Executive Officer, who reviews consolidated operating results to make decisions about allocating resources and assessing performance for the entire company.

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Revenue by geography is based on the billing address of the utility customer. The following table presents revenue by geographic region (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Revenue:
United States	$—	$3,228	$67,878	$21,736	$109,753
Canada	—	—	—	—	5,509
Australia	58	69	2,346	—	236

Total	$58	$3,297	$70,224	$21,736	$115,498

Substantially all of our long-lived assets are located in the United States.

(13) SUBSEQUENT EVENTS

For our consolidated financial statements as of December 31, 2009 and 2010, and for each of the three years in the period ended December 31, 2010, we evaluated the following subsequent events through April 4, 2011, the date our consolidated financial statements were available to be issued.

Borrowings and Grant of Restricted Stock Units

We amended our existing credit facility with a financial institution as discussed in Note 4. In addition, we granted 364,000 restricted stock units to certain employees as discussed in Note 8.

(14) SUBSEQUENT EVENTS (UNAUDITED)

For our consolidated financial statements as of June 30, 2011 and 2010 and for the six months ended June 30, 2011, we evaluated the following subsequent events through August 12, 2011, the date our consolidated financial statements were available to be issued.

2011 Equity Incentive Plan and 2011 Employee Stock Purchase Plan

On July 6, 2011, our Board of Directors approved an initial public offering of our common stock under the Securities Act of 1933. In addition, our Board of Directors approved, subject to stockholder approval, the following actions to occur on the effective date of our planned initial public offering:

•

Adoption of the 2011 Equity Incentive Plan (the “2011 Plan”)—17,000,000 shares of our common stock, plus any shares reserved or remaining for issuance, or that become available upon forfeiture or repurchase by us, under the 2003 Plan will be reserved for issuance under the 2011 Plan. On January 1 of each of the first four years commencing after the effective date of our planned initial public offering, the number of shares of common stock reserved for issuance under the 2011 Plan will increase automatically by an amount equal to 4% of the number of shares of common stock outstanding on the preceding December 31, unless the Board of Directors elects to authorize a lesser number of shares. The 2011 Plan will terminate on July 6, 2021, unless it is terminated earlier by our Board of Directors.

•	Adoption of the 2011 Employee Stock Purchase Plan (the “ESPP”)—2,000,000 shares of our common stock will be reserved under our ESPP. On January 1 of each of the first four years commencing after

SILVER SPRING NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

the effective date of our planned initial public offering, the number of shares of common stock reserved for issuance under the ESPP will increase automatically by an amount equal to 1% of the number of shares of common stock outstanding on the preceding December 31, unless the Board of Directors elects to authorize a lesser number of shares; provided that the total number of shares issued under the ESPP may not exceed 50,000,000 shares. The ESPP will terminate on the tenth anniversary of the first purchase date, unless it is terminated earlier by our Board of Directors or as a result of the issuance of all of the shares of our common stock reserved for issuance under the ESPP.

Contingencies

In July 2011, we entered into a settlement agreement relating to a legal matter pursuant to which we agreed to pay a lump sum amount of approximately $1 million. We recorded a charge to operating expense related to this matter in the six months ended June 30, 2011.

OUR SMART ENERGY PLATFORM

Utility Back-Office Systems
UtilityIQ
GridScape
CustomerIQ
WAN
Internet
ACCESS POINT
RELAY
BRIDGE
3G/GPRS CONNECTIVITY
COMMUNICATIONS MODULE
COMMUNICATIONS MODULE
GAS IMU
COMMUNICATIONS MODULE*
70°

= Silver Spring products
* In beta phase
Orange = Third-Party products

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee:

SEC registration fee		$17,415
FINRA filing fee		15,500
The New York Stock Exchange listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation to be effective upon the closing of this offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s restated bylaws to be effective upon the closing of this offering, provide that:

•	the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•

the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

Prior to the closing of this offering, the Registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the Registrant for which indemnification is sought. Reference is also made to Section 11 of the underwriting agreement to be filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant currently carries liability insurance for its directors and officers.

Two of Registrant’s directors (Benjamin Kortlang and Warren M. Weiss) are also indemnified by their employers with regard to their service on the Registrant’s Board of Directors.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Title	Exhibit Number
Form of Underwriting Agreement	1.1
Form of Restated Certificate of Incorporation of the Registrant, to be in effect upon the closing of this offering	3.2
Form of Restated Bylaws of the Registrant, to be in effect upon the closing of this offering	3.4
Fourth Amended and Restated Investors’ Rights Agreement, dated December 11, 2009, by and among Registrant and certain security holders of the Registrant	4.2
Form of Indemnification Agreement	10.1

Item 15. Recent Sales of Unregistered Securities

Since July 1, 2008 and through July 31, 2011, the Registrant has issued and sold the following securities:

1. Since July 1, 2008 and through July 31, 2011, the Registrant has granted to its directors, officers, employees and consultants options to purchase 24,247,332 shares of common stock under its 2003 Plan with per share exercise prices ranging from $0.72 to $10.27, and has issued 3,989,822 shares of common stock upon exercise of such options, as well as 1,007,496 restricted stock units under its 2003 Plan. These transactions were exempt from the registration requirements of the Securities Act in reliance upon Rule 701 promulgated under the Securities Act, Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

2. In October 2008, the Registrant sold an aggregate of 14,799,091 shares of the Registrant’s Series D convertible preferred stock at a purchase price of $3.8927 per share for an aggregate purchase price of approximately $57.6 million to eight sophisticated accredited investors. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

3. In November 2008, the Registrant sold an aggregate of 200,000 shares of the Registrant’s common stock subject to time-based vesting to one of its officers at a purchase price of $0.72 per share for an aggregate purchase price of $144,000. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

4. In December 2008, the Registrant sold an aggregate of 2,671,666 shares of the Registrant’s Series D convertible preferred stock at a purchase price of $3.8927 per share for an aggregate purchase price of approximately $10.4 million to two sophisticated accredited investors. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

5. In January 2009, the Registrant sold an aggregate of 3,917,589 shares of the Registrant’s Series D convertible preferred stock at a purchase price of $3.8927 per share for an aggregate purchase price of approximately $15.2 million to two sophisticated accredited investors. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

6. In March 2009, the Registrant sold an aggregate of 1,731,853 shares of the Registrant’s Series D convertible preferred stock at a purchase price of $3.8927 per share for an aggregate purchase price of approximately $6.7 million to one sophisticated accredited investor. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

7. In October 2009, the Registrant issued an aggregate of 650,000 shares of the Registrant’s common stock to stockholders of Greenbox Technology Inc. as consideration for the acquisition of Greenbox Technology Inc., or Greenbox, by the Registrant. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

8. In October 2009, in connection with the acquisition of Greenbox, the Registrant assumed and converted options to purchase shares of Greenbox common stock into options to purchase 80,840 shares of the Registrant’s common stock at a per share exercise price of $1.50. Since then, the Registrant has issued 23,486 shares of the Registrant’s common stock upon exercise of such options. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

9. In December 2009, the Registrant sold an aggregate of 10,500,000 shares of the Registrant’s Series E convertible preferred stock at a purchase price of $10.00 per share for an aggregate purchase price of $105.0 million to 43 purchasers that represented to us that they were sophisticated accredited investors and qualified institutional buyers. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

10. In December 2009, the Registrant issued one warrant exercisable for 13,194 shares of the Registrant’s Series E convertible preferred stock and up to an additional 13,195 shares of the Registrant’s Series E convertible preferred stock, at an exercise price of $10.00 per share to a sophisticated accredited investor. In December 2010, the Registrant granted 4,027 shares of the additional shares to the investor and in May 2011, the Registrant granted the remaining 9,168 shares of the additional shares to the investor, such that the warrant was exercisable for 26,389 shares of the Registrant’s Series E convertible preferred stock. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

11. In March 2011, the Registrant issued one warrant exercisable for 250,000 shares of Registrant’s common stock at an exercise price of $0.001 per share to a sophisticated accredited investor. This transaction was exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above. All recipients of the foregoing transactions either received adequate information about the Registrant or had access, through their relationships with the Registrant, to such information. Furthermore, the Registrant affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction setting forth that the securities had not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits. The following exhibits are included herein or incorporated herein by reference:

		Incorporated by Reference
Exhibit Number	Description of Exhibit	Form	File No.	Exhibit	Filing Date	Filed Herewith
1.1*	Form of Underwriting Agreement.

3.1	Seventh Restated Certificate of Incorporation of the Registrant, as amended.	S-1	333-175393	3.1	7/7/2011

3.2*	Form of Restated Certificate of Incorporation of the Registrant, to be in effect upon the closing of this offering.

3.3	Bylaws of the Registrant.	S-1	333-175393	3.3	7/7/2011

3.4*	Form of Restated Bylaws of the Registrant, to be in effect upon the closing of this offering.

4.1*	Form of Registrant’s common stock certificate.

4.2	Fourth Amended and Restated Investors’ Rights Agreement, dated December 11, 2009, by and among Registrant and certain security holders of the Registrant.	S-1	333-175393	4.2	7/7/2011

5.1*	Opinion of Fenwick & West LLP.

10.1	Form of Indemnification Agreement.	S-1	333-175393	10.1	7/7/2011

10.2	2003 Stock Option Plan, as amended, and forms of stock option agreement, stock option exercise agreement, restricted stock agreement and restricted stock unit agreement.	S-1	333-175393	10.2	7/7/2011

10.3	2011 Equity Incentive Plan, to be in effect upon the closing of this offering, and forms of stock option award agreement, restricted stock agreement, stock appreciation right award agreement, restricted stock unit award agreement, performance shares award agreement and stock bonus award agreement.					X

		Incorporated by Reference
Exhibit Number	Description of Exhibit	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.4	2011 Employee Stock Purchase Plan, to be in effect upon the closing of this offering, and form of subscription agreement.					X

10.5	Offer Letter Employment Agreement, dated June 24, 2004, between the Registrant and Scott A. Lang.	S-1	333-175393	10.5	7/7/2011

10.6	Letter Agreement, dated September 11, 2008, between the Registrant and Scott A. Lang.	S-1	333-175393	10.6	7/7/2011

10.7	Letter Agreement, dated December 17, 2009, between the Registrant and Scott A. Lang.	S-1	333-175393	10.7	7/7/2011

10.8	Offer Letter Employment Agreement, dated September 23, 2010, between the Registrant and John R. Joyce.	S-1	333-175393	10.8	7/7/2011

10.9	Amended and Restated Offer Letter Employment Agreement, dated December 22, 2009, between the Registrant and Warren C. Jenson.	S-1	333-175393	10.9	7/7/2011

10.10	Offer Letter Employment Agreement, dated November 1, 2010, between the Registrant and Michael A. Dillon.	S-1	333-175393	10.10	7/7/2011

10.11	Offer Letter Employment Agreement, dated November 24, 2003, between the Registrant and Raj Vaswani.	S-1	333-175393	10.11	7/7/2011

10.12	Change of Control Letter Agreement, dated December 17, 2009, between the Registrant and Raj Vaswani.	S-1	333-175393	10.12	7/7/2011

10.13	Change of Control Letter Agreement, dated March 24, 2011, between the Registrant and Eric P. Dresselhuys, as amended.	S-1	333-175393	10.13	7/7/2011

10.14	Lease Agreement, dated July 5, 2007, as amended, between the Registrant and the Board of Trustees of The Leland Stanford Junior University.	S-1	333-175393	10.14	7/7/2011

10.15†	SmartMeter Program Upgrade Supply Agreement, dated July 23, 2008, as amended, between the Registrant and Pacific Gas and Electric Company.	S-1	333-175393	10.15	7/18/2011

10.16†	Master Services and Software License Agreement, dated August 1, 2007, between the Registrant and Florida Power & Light Company.	S-1	333-175393	10.16	7/18/2011

10.17	Non-Plan Restricted Stock Grant Agreement, dated November 19, 2008, between the Registrant and Warren C. Jenson.	S-1	333-175393	10.17	7/7/2011

23.1	Consent of Independent Registered Public Accounting Firm.					X

		Incorporated by Reference
Exhibit Number	Description of Exhibit	Form	File No.	Exhibit	Filing Date	Filed Herewith
23.2*	Consent of Fenwick & West LLP (included in Exhibit 5.1).

24.1	Power of Attorney.	S-1	333-175393	24.1	7/7/2011

99.1	Consent of Pike Research LLC.	S-1	333-175393	99.1	7/7/2011

*	To be filed by amendment.
†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.

(b)	Financial Statement Schedules. All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on this 12th day of August, 2011.

SILVER SPRING NETWORKS, INC.

By:	/s/ Scott A. Lang
Scott A. Lang
Chairman of the Board of Directors,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott A. Lang Scott A. Lang	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	August 12, 2011

/s/ John R. Joyce John R. Joyce	Vice Chairman and Chief Financial Officer (Principal Financial Officer)	August 12, 2011

/s/ Susan J.S. Taylor Susan J.S. Taylor	Chief Accounting Officer and Vice President, Corporate Controller (Principal Accounting Officer)	August 12, 2011

* Benjamin Kortlang	Director	August 12, 2011

* Thomas R. Kuhn	Director	August 12, 2011

* Corbin A. McNeill, Jr.	Director	August 12, 2011

* Jonathan Schwartz	Director	August 12, 2011

* Richard A. Simonson	Director	August 12, 2011

* Laura D. Tyson	Director	August 12, 2011

* Warren M. Weiss	Director	August 12, 2011

Signature	Title	Date

* Thomas H. Werner	Director	August 12, 2011

* By:	/s/ Scott A. Lang	Attorney-in-Fact	August 12, 2011
Scott A. Lang

EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Description of Exhibit	Form	File No.	Exhibit	Filing Date	Filed Herewith
1.1*	Form of Underwriting Agreement.

3.1	Seventh Restated Certificate of Incorporation of the Registrant, as amended.	S-1	333-175393	3.1	7/7/2011

3.2*	Form of Restated Certificate of Incorporation of the Registrant, to be in effect upon the closing of this offering.

3.3	Bylaws of the Registrant.	S-1	333-175393	3.3	7/7/2011

3.4*	Form of Restated Bylaws of the Registrant, to be in effect upon the closing of this offering.

4.1*	Form of Registrant’s common stock certificate.

4.2	Fourth Amended and Restated Investors’ Rights Agreement, dated December 11, 2009, by and among Registrant and certain security holders of the Registrant.	S-1	333-175393	4.2	7/7/2011

5.1*	Opinion of Fenwick & West LLP.

10.1	Form of Indemnification Agreement.	S-1	333-175393	10.1	7/7/2011

10.2	2003 Stock Option Plan, as amended, and forms of stock option agreement, stock option exercise agreement, restricted stock agreement and restricted stock unit agreement.	S-1	333-175393	10.2	7/7/2011

10.3	2011 Equity Incentive Plan, to be in effect upon the closing of this offering, and forms of stock option award agreement, restricted stock agreement, stock appreciation right award agreement, restricted stock unit award agreement, performance shares award agreement and stock bonus award agreement.					X

10.4	2011 Employee Stock Purchase Plan, to be in effect upon the closing of this offering, and form of subscription agreement.					X

10.5	Offer Letter Employment Agreement, dated June 24, 2004, between the Registrant and Scott A. Lang.	S-1	333-175393	10.5	7/7/2011

10.6	Letter Agreement, dated September 11, 2008, between the Registrant and Scott A. Lang.	S-1	333-175393	10.6	7/7/2011

10.7	Letter Agreement, dated December 17, 2009, between the Registrant and Scott A. Lang.	S-1	333-175393	10.7	7/7/2011

10.8	Offer Letter Employment Agreement, dated September 23, 2010, between the Registrant and John R. Joyce.	S-1	333-175393	10.8	7/7/2011

10.9	Amended and Restated Offer Letter Employment Agreement, dated December 22, 2009, between the Registrant and Warren C. Jenson.	S-1	333-175393	10.9	7/7/2011

		Incorporated by Reference
Exhibit Number	Description of Exhibit	Form	File No.	Exhibit	Filing Date	Filed Herewith
10.10	Offer Letter Employment Agreement, dated November 1, 2010, between the Registrant and Michael A. Dillon.	S-1	333-175393	10.10	7/7/2011

10.11	Offer Letter Employment Agreement, dated November 24, 2003, between the Registrant and Raj Vaswani.	S-1	333-175393	10.11	7/7/2011

10.12	Change of Control Letter Agreement, dated December 17, 2009, between the Registrant and Raj Vaswani.	S-1	333-175393	10.12	7/7/2011

10.13	Change of Control Letter Agreement, dated March 24, 2011, between the Registrant and Eric P. Dresselhuys, as amended.	S-1	333-175393	10.13	7/7/2011

10.14	Lease Agreement, dated July 5, 2007, as amended, between the Registrant and the Board of Trustees of The Leland Stanford Junior University.	S-1	333-175393	10.14	7/7/2011

10.15†	SmartMeter Program Upgrade Supply Agreement, dated July 23, 2008, as amended, between the Registrant and Pacific Gas and Electric Company.	S-1	333-175393	10.15	7/18/2011

10.16†	Master Services and Software License Agreement, dated August 1, 2007, between the Registrant and Florida Power & Light Company.	S-1	333-175393	10.16	7/18/2011

10.17	Non-Plan Restricted Stock Grant Agreement, dated November 19, 2008, between the Registrant and Warren C. Jenson.	S-1	333-175393	10.17	7/7/2011

23.1	Consent of Independent Registered Public Accounting Firm.					X

23.2*	Consent of Fenwick & West LLP (included in Exhibit 5.1).

24.1	Power of Attorney.	S-1	333-175393	24.1	7/7/2011

99.1	Consent of Pike Research LLC.	S-1	333-175393	99.1	7/7/2011

*	To be filed by amendment.
†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.